Form 20-F
Scage Future
filed 2025-07-03
CIK 2000366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 27, 2025

Commission File Number: 001-42632

Scage Future
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People’s Republic of China
(Address of Principal Executive Offices)

Mr. Chao Gao, Chief Executive Officer
2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People’s Republic of China
(86) 25-5240-9912
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one ordinary share, par value US$0.0001 per share	SCAG	The Nasdaq Stock Market LLC
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share	SCAGW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 72,243,992 ordinary shares, par value $0.0001 per share, and 21,737,500 warrants issued and outstanding as of June 27, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.’

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On June 27, 2025, Scage Future (“we,” “us,” “our,” “the Company” or “PubCo,”) consummated the previously announced business combination (the “Business Combination”) pursuant to the business combination agreement, dated as of August 21, 2023 (the “Business Combination Agreement”), by and among Finnovate Acquisition Corp, a Cayman Islands business company (“Finnovate”), Scage International Limited (“Scage International”), an exempted company incorporated with limited liability in the Cayman Islands, PubCo, Hero 1, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of PubCo (“Merger Sub I”), and Hero 2, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of PubCo (“Merger Sub II”).

Pursuant to the Business Combination Agreement, the Business Combination was effected in two steps: (1) Merger Sub I merged with and into Scage International (the “First Merger”), with Scage International surviving the First Merger as a wholly-owned subsidiary of PubCo (the time at which the First Merger became effective is sometimes referred to herein as the “First Merger Effective Time”); (2) on the Closing Date and immediately following the First Merger, Merger Sub II merged with and into Finnovate (the “Second Merger”), with Finnovate surviving the Second Merger as a wholly owned subsidiary of PubCo (the time at which the Second Merger becomes effective is referred to herein as the “Effective Time”).

Prior to the First Merger Effective Time, Scage International caused a sponsored American depositary share facility for the ordinary shares of the PubCo, par value US$0.001 each (“Ordinary Shares”) established with CITIBANK, N.A. (the “Depositary”) for the purpose of issuing and distributing the American depositary shares of PubCo, each representing one Ordinary Share (“ADSs”).

On the Closing Date and immediately prior to the First Merger Effective Time, each preferred share of Scage International, par value US$0.00001 per share, that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled in exchange for the right to receive a number of the ordinary share of Scage International, par value US$0.00001 per share (“Scage International Ordinary Share”), at the then-effective conversion rate in accordance with Scage International’s amended and restated articles of association (the “Conversion”). At the First Merger Effective Time, pursuant to the First Merger, (1) each Scage International Ordinary Share that was issued and outstanding immediately prior to the First Merger Effective Time and after the Conversion was cancelled and converted into the right to receive a number of Ordinary Shares at the Exchange Ratio (as defined in the Business Combination Agreement) (if applicable, in the form of ADSs); (2) any Company Convertible Securities (as defined in the Business Combination Agreement), to the extent then outstanding and unexercised immediately prior to the First Merger Effective Time, were automatically assumed by PubCo and converted into a convertible security of PubCo, subject to the same terms and conditions as were applicable to the corresponding former Company Convertible Securities immediately prior to the First Merger Effective Time; (3) every issued and outstanding share of PubCo owned by One Strength Brother Limited, being the only issued and outstanding share in PubCo immediately prior to the First Merger Effective Time, was cancelled; and (4) each then issued and outstanding ordinary share of Merger Sub I, par value US$0.0001 per share, was converted into and exchanged for one ordinary share of Scage International as the surviving company of the First Merger.

At the Effective Time, pursuant to the Second Merger: (1) each issued and outstanding public unit of Finnovate was automatically detached and the holder thereof was deemed to hold one Finnovate Class A Ordinary Share and three-quarters of one Finnovate Public Warrant (“Unit Separation”), (2) immediately following the Unit Separation, every issued and outstanding Finnovate Ordinary Share (other than treasury shares held by Finnovate and those shares held by insiders and Dissenting Finnovate Shares or are subject to lock-up restrictions) immediately prior to the Effective Time was cancelled and converted automatically into the right to receive one ADS; (3) every issued and outstanding Finnovate Ordinary Share held by the insiders or subject to lock-up restrictions immediately prior to the Effective Time was cancelled and converted automatically into the right to receive one Ordinary Share; (4) pursuant to certain Assignment, Assumption and Amendment to Warrant Agreement, at the Effective Time, each Finnovate Public Warrant was converted into one PubCo Public Warrant, and each outstanding Finnovate Private Warrant was converted into one PubCo Private Warrant, and each of the PubCo Public Warrants and PubCo Private Warrants (together with PubCo Public Warrants, “Assumed Warrants”) shall have and be subject to substantially the same terms and conditions set forth in the respective Finnovate Public Warrants and Finnovate Private Warrants, except that they shall represent the right to acquire ADS or Ordinary Shares in lieu of Finnovate Ordinary Shares; (4) each Finnovate Ordinary Share for which a holder had validly exercised its right of redemption was surrendered and cancelled and shall cease to exist; and (5) each then issued and outstanding ordinary share of Merger Sub II, par value US$0.0001 per share, was converted into and exchanged for one ordinary share of Finnovate as the surviving entity of the Second Merger.

On June 30, 2025, the ADSs and the Assumed Warrants of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “SCAG” and “SCAGW,” respectively.

This Report is being filed in connection with the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3. Key Information—D. Risk Factors” herein.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding our directors and executive officers after the completion of the Business Combination are set forth in the section entitled “Item 6. Directors, Senior Management and Employees.”

The business address for each of our directors and executive officers is 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, China.

B. Advisors

Baker & McKenzie LLP acted as counsel for the Company and Scage International, and will act as counsel to the Company upon and following the consummation of the Business Combination. The address of Baker & McKenzie LLP is Suite 3401, China World Office 2, China World Trade Centre, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China.

Jingtian & Gongcheng acted as the PRC counsel for the Company and Scage International, and will act as the PRC counsel to the Company upon and following the consummation of the Business Combination. The address of Jingtian & Gongcheng is 34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, China.

Ogier acted as the Cayman counsel for the Company and Scage International and will act as the Cayman counsel to the Company upon and following the consummation of the Business Combination. The address of Ogier is Floor 11, Central Tower, 28 Queen’s Road Central, Central, Hong Kong.

C. Auditors

Marcum Asia CPAs LLP acted as the independent registered public accounting firm of Scage International for its consolidated financial statements as of and for the fiscal years ended June 30, 2024 and 2023, and will be the Company’s independent registered public accounting firm following the consummation of the Business Combination.

The address of Marcum Asia CPAs LLP is 7 Penn Plaza, Suite 830, New York, NY, 10001, United States.

HTL International, LLC, an independent registered public accounting firm, acted as the accounting firm for Finnovate since March 24, 2025. HTL International, LLC is headquartered in Houston, TX, United States.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of December 31, 2024, after giving effect to the Business Combination.

As of December 31, 2024	Pro Forma Combined
Cash and cash equivalents	$75,230
Ordinary shares	7,224
Additional paid-in capital	31,252,684
Accumulated deficit	(31,828,078)
Accumulated other comprehensive income	1,468,757
Non-controlling interests	(261,928)
Total Shareholders’ (Deficit)/Equity	638,659
Debt:
Long-term borrowings	2,000,000
Total capitalization	$2,713,889

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

In addition, please refer to the below risk factors.

Our financial statements may be deemed incomplete because this Report does not include Finnovate Acquisition Corp.’s interim results for Q1 2025, which could expose us to regulatory or investor challenges.

This Report does not include or incorporate by reference the unaudited interim financial statements of Finnovate Acquisition Corp. for the quarter ended March 31, 2025, because these financial statements have not been available as of the date of this Report. Based on the proximity of Finnovate’s recently filed audited annual report on Form 10-K for the year ended December 31, 2024, we believe that there has been no material change in Finnovate’s financial position through the date of its business combination on June 27, 2025. We intend to file an amendment to this Report to incorporate Finnovate’s interim financial statements for the first quarter of 2025 as soon as practicable. However, there can be no assurance that regulators will not require additional financial information in the meantime, or that the absence of Finnovate’s interim financials will not delay or adversely affect future filings or our ability to maintain timely reporting compliance.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate history

Nanjing Scage Auto Tech Co., Ltd. (“Nanjing Scage”), our PRC subsidiary, commenced our business operations of designing, developing and commercializing heavy-duty commercial NEVs and hydrogen fueling solutions in 2019.

Scage International is an exempted company with limited liability incorporated in the Cayman Islands in December 2021. It is a holding company with no substantive operation. Scage International has undergone a series of corporate restructuring in contemplation of the Business Combination, in particular the following.

•	Incorporation of the holding entity. In December 2021, Scage International was established as a holding company in the Cayman Islands.

•	Incorporation of the Scage BVI. In December 2021, Scage International established a wholly-owned subsidiary, VVS International Limited (“Scage BVI”), to be the intermediate holding company in the British Virgin Islands.

•	Incorporation of the Hong Kong subsidiary. In January 2022, Scage BVI established a wholly-owned subsidiary, Scage (Hong Kong) Limited (“Scage HK”), to be the intermediate holding company in Hong Kong.

•	Establishment of WFOE. In September 2023, Scage HK acquired all the equity interest in Nanjing Xinneng Hydrogen Automotive Technology Co., Ltd. (“WFOE”), which became a wholly-owned subsidiary of Scage HK.

•	Incorporation of the United States subsidiary. In February 2024, Scage HK established a wholly-owned subsidiary, Scage U.S. Corporation (“Scage US”), to be the intermediate holding company in the United States.

In August 2023, Scage International issued shares to several then shareholders of Nanjing Scage (or their designees) to reflect their respective equity interests in Nanjing Scage prior to the restructuring. In October 2023, Scage HK and WFOE acquired 26.45% and 73.55% of the equity interest in Nanjing Scage, respectively.

We are an exempted company incorporated in the Cayman Islands with limited liability on July 14, 2023 for the purpose of effecting the Business Combination. Our principal executive office is 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, China. The telephone number of our principal executive office is (86) 25-5240-9912. Our website address is ir.scagefd.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Business combination with Finnovate

On June 27, 2025, we consummated the previously announced Business Combination pursuant to the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the Business Combination was effected in two steps: (1) Merger Sub I merged with and into Scage International (the “First Merger”), with Scage International surviving the First Merger as a wholly-owned subsidiary of PubCo (the time at which the First Merger became effective is sometimes referred to herein as the “First Merger Effective Time”); (2) on the Closing Date and immediately following the First Merger, Merger Sub II merged with and into Finnovate (the “Second Merger”), with Finnovate surviving the Second Merger as a wholly owned subsidiary of PubCo (the time at which the Second Merger becomes effective is referred to herein as the “Effective Time”).

Prior to the First Merger Effective Time, Scage International caused a sponsored American depositary share facility for the Ordinary Shares established with CITIBANK, N.A. for the purpose of issuing and distributing the ADSs.

On the Closing Date and immediately prior to the First Merger Effective Time, each preferred share of Scage International, par value US$0.00001 per share, that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled in exchange for the right to receive a number of Scage International Ordinary Shares at the then-effective conversion rate in accordance with Scage International’s amended and restated articles of association (the “Conversion”). At the First Merger Effective Time, pursuant to the First Merger, (1) each Scage International Ordinary Share that was issued and outstanding immediately prior to the First Merger Effective Time and after the Conversion was cancelled and converted into the right to receive a number of Ordinary Shares at the Exchange Ratio (as defined in the Business Combination Agreement) (if applicable, in the form of ADSs); (2) any Company Convertible Securities (as defined in the Business Combination Agreement), to the extent then outstanding and unexercised immediately prior to the First Merger Effective Time, were automatically assumed by PubCo and converted into a convertible security of PubCo, subject to the same terms and conditions as were applicable to the corresponding former Company Convertible Securities immediately prior to the First Merger Effective Time; (3) every issued and outstanding share of PubCo owned by One Strength Brother Limited, being the only issued and outstanding share in PubCo immediately prior to the First Merger Effective Time, was cancelled; and (4) each then issued and outstanding ordinary share of Merger Sub I, par value US$0.0001 per share, was converted into and exchanged for one ordinary share of Scage International as the surviving company of the First Merger.

At the Effective Time, pursuant to the Second Merger: (1) each issued and outstanding public unit of Finnovate was automatically detached and the holder thereof was deemed to hold one Finnovate Class A Ordinary Share and three-quarters of one Finnovate Public Warrant (“Unit Separation”), (2) immediately following the Unit Separation, every issued and outstanding Finnovate Ordinary Share (other than treasury shares held by Finnovate and those shares held by insiders and Dissenting Finnovate Shares or are subject to lock-up restrictions) immediately prior to the Effective Time was cancelled and converted automatically into the right to receive one ADS; (3) every issued and outstanding Finnovate Ordinary Share held by the insiders or subject to lock-up restrictions immediately prior to the Effective Time was cancelled and converted automatically into the right to receive one Ordinary Share; (4) pursuant to certain Assignment, Assumption and Amendment to Warrant Agreement, at the Effective Time, each Finnovate Public Warrant was converted into one PubCo Public Warrant, and each outstanding Finnovate Private Warrant was converted into one PubCo Private Warrant, and each of the PubCo Public Warrants and PubCo Private Warrants (together with PubCo Public Warrants, “Assumed Warrants”) shall have and be subject to substantially the same terms and conditions set forth in the respective Finnovate Public Warrants and Finnovate Private Warrants, except that they shall represent the right to acquire ADS or Ordinary Shares in lieu of Finnovate Ordinary Shares; (4) each Finnovate Ordinary Share for which a holder had validly exercised its right of redemption was surrendered and cancelled and shall cease to exist; and (5) each then issued and outstanding ordinary share of Merger Sub II, par value US$0.0001 per share, was converted into and exchanged for one ordinary share of Finnovate as the surviving entity of the Second Merger.

On June 30, 2025, the ADSs and the Assumed Warrants of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “SCAG” and “SCAGW,” respectively.

Additional Agreements in connection with the Business Combination

This section describes the material provisions of certain additional agreements entered into pursuant to or in connection with the Business Combination Agreement.

Lock-up agreements

Simultaneously with the execution of the Business Combination Agreement, PubCo, Scage International, Finnovate and certain Key Company Shareholders (as defined in the Business Combination Agreement) each entered into Lock-Up Agreements (each, a “Key Seller Lock-Up Agreement”). Pursuant to each Key Seller Lock-Up Agreement, each Key Company Shareholder agreed not to, during the period commencing from the Closing Date and ending on (A) the 6-month anniversary of the Closing Date with respect to 40% of the restricted securities and (B) the 36-month anniversary of the Closing Date with respect to the remaining 60% of the restricted securities, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase of a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities, whether any such transaction is to be settled by delivery of such restricted securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”) (subject to early release if PubCo consummates a Change of Control).

In addition, the remaining shareholders of Scage International entered into a lock-up agreement (each, a “Seller Lock-Up Agreement”) on the Closing Date, pursuant to which each of them has agreed not to make a Prohibited Transfer during the period commencing from the Closing Date and ending on the 6-month anniversary of the Closing Date (subject to early release if PubCo consummates a Change of Control).

Prior to the Closing of the Business Combination, Finnovate and Scage International released certain Ordinary Shares issuable to certain non-affiliate shareholders of Scage International from the transfer restrictions under the Seller Lock-up Agreement in order to satisfy the initial listing requirements of the Nasdaq Stock Market.

Shareholder Support Agreement

Simultaneously with the execution of the Business Combination Agreement, Finnovate, Scage International, and Key Company Shareholders entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, Key Company Shareholders have agreed (a) to support the adoption of the Business Combination Agreement and the approval of Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company, Scage International, Finnovate and Finnovate Sponsor L.P. (the “Sponsor”) entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of Finnovate in favor of the Business Combination Agreement and the transactions contemplated therein. The Sponsor Support Agreement also prevents certain transfers of securities of Finnovate held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement.

On January 3, 2025, the Sponsor consummated a distribution of its assets in accordance with its governing documents, which included the distribution of 4,237,499 Finnovate Class A Ordinary Shares, 1 Finnovate Class B Ordinary Share and 8,243,038 Finnovate Private Warrants then held by the Sponsor to its constituent members (the “Sponsor Distribution”).

Pursuant to the Sponsor Distribution, the recipients of Finnovate securities (other than the Sponsor and its affiliates) agreed to remain subject to the lock-up restrictions but would not be required to vote their shares in favor of the Business Combination.

Prior to the Closing of the Business Combination, Finnovate and Scage International released certain Ordinary Shares issuable to certain non-affiliate shareholders of Finnovate who from the lock-up restrictions described above in order to satisfy the initial listing requirements of the Nasdaq Stock Market.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, Finnovate, Scage International, the Sponsor, Pubco, Calvin Kung, Wang Chiu Wong, Chunyi Hao, Tiemei Li, and Sanjay Prasad entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated November 8, 2021 (the “Insider Letter”).

On April 7, 2025, Finnovate, Scage International, the Sponsor, Pubco, and EarlyBirdCapital, Inc., the representative of the underwriters in the IPO of Finnovate IPO (“EBC”) entered into a lock-up removal letter, pursuant to which each of Calvin Kung, Wang Chiu Wong, Chunyi Hao, Tiemei Li, and Sanjay Prasad shall be released from the transfer restrictions set forth in the Insider Letter upon the three-month anniversary of the consummation of the Business Combination.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution of the Business Combination Agreement, certain shareholders and officers (each, a “Subject Party”) of Scage International each entered into a non-competition and non-solicitation agreement with Finnovate, PubCo, Scage International, and the Sponsor (collectively, the “Non-Competition and Non-Solicitation Agreement”). Under the Non-Competition and Non-Solicitation Agreement, the Subject Party agrees not to compete with PubCo, the Sponsor, Finnovate, Scage International and their respective affiliates during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of such entities. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

Assignment, Assumption and Amendment to Warrant Agreement

On October 18, 2024, Finnovate, PubCo and Continental, as warrant agent (the “Warrant Agent”) entered into the Assignment, Assumption and Amendment to Warrant Agreement (the “Warrant Amendment”), which amends that certain Warrant Agreement, dated as of November 8, 2021, relating to the Finnovate warrants (the “Warrant Agreement”), filed with the SEC on November 8, 2021. Pursuant to the Warrant Amendment, among others, PubCo will assume the obligations of Finnovate under the Warrant Agreement.

Amendment to the Registration Rights Agreement

On the Closing Date, we entered into an amendment to the Founder Registration Rights Agreement (the “Amendment to the Registration Rights Agreement”), dated November 8, 2021 by and among Finnovate, Sponsor and the holders named therein, with Finnovate, Scage International and the Sponsor. Pursuant to the Amendment to the Registration Rights Agreement, we have agreed, among others, file a registration statement in respect of all Registrable Securities (as defined therein) requested by the Sponsor and Requesting Holder(s) (as defined therein) pursuant to such Demand Registration (as defined therein), not more than forty five (45) days immediately after our receipt of the Demand Registration, and shall effect the registration thereof as soon as reasonably practicable thereafter.

Seller Registration Rights Agreement

On the Closing Date, we entered into a registration rights agreement (the “Seller Registration Rights Agreement”) with certain shareholders, pursuant to which we have agreed, among others, that we shall use our best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration (as defined therein), prepare and file with the SEC a registration statement on any form for which we then qualify or which our counsel shall deem appropriate and which form shall be available for the sale of all Registrable Securities (as defined therein) to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use our reasonable efforts to cause such registration statement to become effective and use our reasonable efforts to keep it effective for the period required by the Seller Registration Rights Agreement, subject to certain exceptions.

Promissory Notes

On the Closing Date, we issued to promissory notes the EBC in connection with certain fees payable by us pursuant to the Business Combination Agreement. For details, please refer to Exhibits 4.15 and 4.16 to this Report.

PIPE

Scage International entered into subscription agreements with an investor on August 23, 2024 and October 20, 2024, respectively, and pursuant to the subscription agreements, the investor subscribed for 3,442,342 ordinary shares of Scage International in a private placement transaction at a per share price of US$5.81, which represented the per share price of the ordinary shares of Scage International based on a post-investment valuation of Scage International of US$800 million in line with evaluation of Scage International in connection with the Business Combination. Such shares subscribed by the investor were cancelled and converted into the right to receive a number of Ordinary Shares at the Exchange Ratio (as defined in the Business Combination Agreement) in the form of ADSs at the First Merger Effective Time pursuant to the Business Combination Agreement.

B. Business Overview

Following and as a result of the Business Combination, all business of the Company is conducted through Scage International and its subsidiaries. A description of the business of the Company is included in the Form F-4 in the sections titled “Scage International’s Business,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Scage International has become our wholly owned subsidiary. The following diagram depicts a simplified organizational structure of the Company as of the date of this Report. These subsidiaries are also set forth in Exhibit 8.1 to this Report.

Scage Future
(Cayman)
100%
100%
Scage International Limited
(Cayman)
Finnovate Acquisition Corp.
(Cayman)
100%
VVS International Limited
(BVI)
100%
Scage (Hong Kong) Limited
(Hong Kong)
100%
100%
Nanjing Xinneng Hydrogen Automotive
Technology Co. Ltd.
(PRC)
Scage U.S. Corporation
(United States)
73.55%
26.45%
Nanjing Scage Auto Tech Co., Ltd.
(PRC)

D. Property, Plants and Equipment

We are currently headquartered in Nanjing, Jiangsu province, China. As of December 31, 2024, we leased three properties in Nanjing and Beijing for office space and an exhibit and storage center, with an aggregate floor area of 3,900.3 square meters. We lease our premises through lease agreements with unrelated third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, our business is conducted through Scage International and its PRC subsidiaries. You should read the following discussion and analysis of the financial condition and results of operations of Scage International in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Scage International and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Report. References to “we,” “us” or “our” in this “Item 5. Operating and Financial Review and Prospects” are to Scage International and its subsidiaries before the consummation of the Business Combination, and Scage Future and its subsidiaries after the consummation of the Business Combination.

Overview

We are a pioneering and leading zero-emission solution provider in China, focusing on the development and commercialization of heavy-duty new energy vehicle (“NEV”) trucks and e-fuel solutions. We have participated in the design, production and testing of several NEV trucks, covering application scenarios for logistics, mining and port transportation. Galaxy II truck that we collaborated in developing is one of the earliest hybrid heavy-duty NEV trucks commercialized in China.

We provide technology-empowered NEV trucks to address the diverse commercial transportation needs of our global customers. Our current vehicle offerings include Dragon King, a plug-in hybrid dump truck, primarily designed for mining and other heavy-duty loading and offloading uses, Galaxy II, a plug-in hybrid truck, primarily designed for long-distance road transportation and logistics services, and Q-truck, an autonomous tractor trailer, primarily designed for long-distance road transportation and logistics services. In addition, we have three NEV models under active development in collaboration with relevant vehicle manufacturers, and we anticipate launching in 2025. Our pipeline includes all-electric port tractors, long-endurance hybrid power tractors, and wide-body, high-power hybrid mining vehicles.

We believe that our advanced technologies allow us to develop vehicles capable of delivering optimal function in collaboration with vehicle manufacturers. We have independently developed our electric control and steering system, intelligently distributed hybrid power (“IDHP”) system and solid oxide electrolysis cell (“SOEC”) hydrogen production technology. Furthermore, we have been staying at the forefront of the industry in the R&D and application of new processes and technologies. We believe our platform-based vehicle design and development system will enable us to cost-efficiently develop a wide range of vehicle models and provide customized solutions for our customers in collaboration with vehicle manufacturers.

Quality is of utmost importance to our business. We implement strict quality control in our R&D and supply chain processes. We strategically collaborate with vehicle manufacturers, including C&C Trucks Co., Ltd., to ensure stable vehicle manufacturing and delivery capability, while also closely monitoring the quality of our products.

We generate revenues primarily from sales of commercial NEVs and components. We recorded revenues of US$6.1 million, US$0.4 million, US$7.1 million and US$3.2 million in the fiscal years ended June 30, 2024 and 2023 and the six months ended December 31, 2024 and 2023, respectively. We recorded net loss of US$6.0 million, US$6.6 million, US$4.0 million and US$2.8 million in the fiscal years ended June 30, 2024 and 2023 and the six months ended December 31, 2024 and 2023, respectively.

Key Factors that Affect Operating Results

The demand for our heavy-duty commercial NEVs is affected by various general factors, primarily including (1) the macroeconomic conditions in China and the growth of the global and China’s heavy-duty commercial NEV markets; (2) customer acceptance and penetration rate of heavy-duty commercial NEVs, which are in turn affected by, among other things, functionality and performance of heavy-duty commercial NEVs, total cost of ownership and availability of energy refuel solutions; and (3) government policies and regulations for heavy-duty commercial NEV industry, such as subsidies for heavy-duty commercial NEV purchases and government grants for manufacturers. Changes in any of these general industry conditions could affect our business and results of operations.

In addition to the general factors affecting the heavy-duty commercial NEV market, our business and results of operations are also affected by specific factors, including the following major factors.

Our ability to attract new customers and grow our customer base

We intend to continue to enhance customer acquisition and accelerate the commercialization of our vehicles by deepening engagement with industry-leading corporate customers and providing tailored services. We plan to routinely communicate with industry customers to keep ourselves informed of their evolving business needs and develop vehicle models and features accordingly. Leveraging our hydrogen production capability, we also plan to assist our customers with energy supply and customize energy solutions for our customers. We believe such tailored product and service offerings will increase customer stickiness and expand our existing customer base. In addition, we plan to expand to broader regions across China to reach new prospective customers, by opening direct stores and developing more sales partners to serve as on-the-ground outposts for customer outreach. Moreover, we will provide professional one-on-one after-sales support to our major customers to ensure the optimal customer experience.

Our competitiveness and continued expansion of our heavy-duty commercial NEV portfolio

Competition in the heavy-duty commercial NEV industry is intense and rapidly evolving. We believe the impact of new regulatory requirements for vehicle emissions, technological advances, as well as shifting customer needs and expectations are causing the industries to evolve in the direction of zero-emission solutions. Our ability to periodically introduce new NEV models will be an important contributor to our future growth. We have launched three NEVs, including Dragon King, Galaxy II and Q-truck, and we plan to continuously introduce new models to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations have been, and will continue to be, affected by our ability to control costs and expenses and enhance our operational efficiency. We cooperate seamlessly with suppliers who have been in the industry for more than 10 years and have our bargaining power over the pricing. Cost-effectiveness is the key to our operational management and profitability. Research and development expenses have historically represented a large portion of our total costs and expenses, consisting primarily of service fees paid to third-party professional technology developers. General and administrative expenses and selling and marketing expenses are important components of our costs. As our business grows, we aim to further improve our operational efficiency by developing technologies and infrastructure across different business functions. We expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire customers and suppliers more cost-effectively and achieve higher operational efficiency.

Results of Operations

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our revenues for the six months ended December 31, 2024 and 2023, and for the fiscal years ended June 30, 2024 and 2023. This information should be read together with our consolidated financial statements, unaudited condensed consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal years ended June 30,				For the six months ended December 31,
	2024		2023		2024		2023
	US$	%	US$	%	US$	%	US$	%
Revenues	6,111,141	100.0	437,970	100.0	7,147,668	100.0	3,248,166	100.0
Cost of revenues	(5,574,685)	(91.2)	(795,286)	(181.6)	(7,868,925)	(110.1)	(2,611,815)	(80.4)
Gross profit/(loss)	536,456	8.8	(357,316)	(81.6)	(721,257)	(10.1)	636,351	19.6

Operating expenses:
General and administrative expenses	(3,863,434)	(63.2)	(2,926,280)	(668.1)	(2,095,600)	(29.3)	(2,043,115)	(62.9)
Research and development expenses	(1,698,494)	(27.8)	(2,297,474)	(524.6)	(843,083)	(11.8)	(919,920)	(28.3)
Selling and marketing expenses	(648,301)	(10.6)	(1,138,183)	(259.9)	(202,659)	(2.8)	(470,119)	(14.5)
Impairment of long-lived assets	(200,841)	(3.3)	-	-	(49,180)	(0.7)	-	-
Total operating expenses	(6,411,070)	(104.9)	(6,361,937)	(1,452.6)	(3,190,522)	(44.6)	(3,433,154)	(105.7)
Loss from operations	(5,874,614)	(96.1)	(6,719,253)	(1,534.2)	(3,911,779)	(54.7)	(2,796,803)	(86.1)

Other (expenses)/income:
Interest expense, net	(369,847)	(6.1)	(151,492)	(34.6)	(140,601)	(2.0)	(185,008)	(5.7)
Other income, net	263,685	4.3	252,536	57.7	38,848	0.5	220,183	6.8
Total other (expenses)/income, net	(106,162)	(1.8)	101,044	23.1	(101,753)	(1.5)	35,175	1.1
Loss before income tax expense	(5,980,776)	(97.9)	(6,618,209)	(1,511.1)	(4,013,532)	(56.2)	(2,761,628)	(85.0)
Income tax expenses	-	-	-	-	-	-	-	-
Net loss	(5,980,776)	(97.9)	(6,618,209)	(1,511.1)	(4,013,532)	(56.2)	(2,761,628)	(85.0)

Key Components of Results of Operations

Revenues

We generate revenues from (1) sales of NEVs and components, (2) provision of vehicle modification services, and (3) leasing of NEVs. The following table sets forth a breakdown of our revenue both in absolute amount and as a percentage of our total revenues for the periods presented:

	For the fiscal years ended June 30,				For the six months ended December 31,
	2024		2023		2024		2023
	US$	%	US$	%	US$	%	US$	%
Revenues:
Sales of NEVs and components	6,111,141	100.0	421,680	96.3	7,040,993	98.5	3,248,166	100.0
Provision of vehicle modification services	-	-	-	-	99,720	1.4	-	-
Leasing of NEVs	-	-	16,290	3.7	6,955	0.1	-	-
Total revenues	6,111,141	100.0	437,970	100.0	7,147,668	100.0	3,248,166	100.0

Cost of revenues

The following table sets forth a breakdown of our cost of revenues both in absolute amount and as a percentage of our total revenue for the periods presented:

	For the fiscal years ended June 30,				For the six months ended December 31,
	2024		2023		2024		2023
	US$	%	US$	%	US$	%	US$	%
Cost of revenues:
Sales of NEVs and components	5,574,685	91.2	760,874	173.7	7,840,215	109.7	2,611,815	80.4
Provision of vehicle modification services	-	-	-	-	25,763	0.4	-	-
Leasing of NEVs	-	-	34,412	7.9	2,947	-	-	-
Total cost of revenues	5,574,685	91.2	795,286	181.6	7,868,925	110.1	2,611,815	80.4

Cost of sales of NEVs and components

Our cost of sales of NEVs and components includes costs for vehicle parts, materials, processing charges, labor costs, manufacturing overheads (including depreciation of assets associated with the production) and reserves for estimated warranty expenses. Cost of sales of NEVs and components also includes write-down of the carrying value of the inventories when it exceeds its estimated net realizable value and to provide write-down for inventories that are either obsolete or in excess of forecasted demand.

Cost of provision of vehicle modification services

Our cost of provision of vehicle modification services generally includes cost of parts, materials, labor costs, costs associated with providing after-sales services and depreciation of associated assets used for providing the services.

Cost of leasing of NEVs

Our cost related to leasing of NEVs primarily consists of depreciation of the leased vehicles.

Gross profit/(loss) and gross profit/(loss) margin

The following table sets forth the breakdown of our gross loss and gross loss margin by revenue streams for the periods indicated.

	For the fiscal years ended June 30,				For the six months ended December 31,
	2024		2023		2024		2023
	US$	%	US$	%	US$	%	US$	%
Gross profit/(loss):
Sales of NEVs and components	536,456	8.8	(339,194)	(77.4)	(799,222)	(11.4)	636,351	19.6
Provision of vehicle modification services	-	-	-	-	73,957	74.2	-	-
Leasing of NEVs	-	-	(18,122)	(4.2)	4,008	57.6	-	-
Total gross profit/(loss)	536,456	8.8	(357,316)	(81.6)	(721,257)	(10.1)	636,351	19.6

Operating expenses

Our operating expenses include general and administrative expenses, research and development expenses, selling and marketing expenses and impairment of long-lived assets. The following table sets forth our operating expenses, in absolute amounts and as a percentage of our total revenues for the periods indicated.

	For the fiscal years ended June 30,				For the six months ended December 31,
	2024		2023		2024		2023
	US$	%	US$	%	US$	%	US$	%
Operating expenses:
General and administrative expenses	3,863,434	63.2	2,926,280	668.1	2,095,600	29.3	2,043,115	62.9
Research and development expenses	1,698,494	27.8	2,297,474	524.6	843,083	11.8	919,920	28.3
Selling and marketing expenses	648,301	10.6	1,138,183	259.9	202,659	2.8	470,119	14.5
Impairment of long-lived assets	200,841	3.3	-	-	49,180	0.7	-	-
Total operating expenses	6,411,070	104.9	6,361,937	1,452.6	3,190,522	44.6	3,433,154	105.7

General and administrative expenses

Our general and administrative expenses mainly consist of (1) employee compensation, (2) professional service fees, (3) travelling and transportation expenses, (4) provision for credit losses of financial assets, and (5) other expenses related to general and administrative personnel.

Research and development expenses

Our research and development (“R&D”) expenses mainly consist of (1) employee compensation, (2) materials and supplies expenses related to our R&D functions, and (3) depreciation and rental expenses related to our R&D functions.

Selling and marketing expenses

Our selling and marketing expenses mainly consist of (1) employee compensation, (2) marketing and advertising expenses, and (3) depreciation and rental expenses for leased properties related to our marketing functions.

Impairment loss of long-lived assets

If the sum of the expected undiscounted cash flow is less than the carrying amount of the long-lived assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the market approach.

Other (expenses)/income, net

Other (expenses)/income consists of interest expenses, net and other income, net. Interest expenses, net mainly consist of interest income and expenses, bank charges and exchange gain or loss. Other income, net primarily consists of government subsidy and gain or loss from disposal of property and equipment.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

According to Tax Amendment No. 3 Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Under Hong Kong tax laws, Scage HK is not taxed on its foreign-sourced income. Additionally, upon payments of dividends from Scage HK to its shareholders, no withholding tax in Hong Kong will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the six months ended December 31, 2024 and 2023.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Nanjing Scage Automobile Technology Co., Ltd. obtained its HNTE status in 2021 and enjoyed the preferential tax rate for the period of three years through December 2023. In November 2024, Nanjing Scage Automobile Technology Co., Ltd. renewed the HNTE, which allows it to enjoy a preferential tax rate of 15% for the period of three years through December 2026.

According to Caishui [2019] No.13, [2021] No.12, announcement of the Ministry of Finance and the State Taxation Administration, and [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, small, low profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million (US$410,998), (ii) no more than 300 employees, and (iii) total assets of no more than RMB50 million (US$6,849,972).

According to [2021] No.8, announcement of the State Taxation Administration, which became effective on January 1, 2021 and until to December 31, 2022, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$136,999) is subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2022] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB1 million (US$136,999) but no more than RMB3 million (US$410,998) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.06, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2023 and until to December 31, 2024, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$136,999) is subject to the preferential income tax rate of 5% (only 25%% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the six months ended December 31, 2024 and 2023, some PRC subsidiaries are qualified small, low profit enterprises as defined, and thus are eligible for the above preferential tax rates for small, low profit enterprises.

According to [2021] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2021, an enterprise engaged in manufacturing business and whose main operating revenue accounts for more than 50% of the total revenue, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The same tax incentives policy further applies to all enterprises according to [2022] No.16, announcement of the Ministry of Finance, the State Taxation Administration and Ministry of Science and Technology, and [2023] No.7, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2022 and 2023, respectively.

According to [2023] No.7, announcement of the Ministry of Finance and the State Taxation Administration, effective from January 1, 2023 onwards, enterprises engaging in research and development activities are entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

Comparison of Six Months ended December 31, 2024 and 2023

Revenues

Our revenues increased significantly from US$3.2 million for the six months ended December 31, 2023 to US$7.1 million for the six months ended December 31, 2024.

Revenues from sales of NEVs and components increased significantly from US$3.2 million for the six months ended December 31, 2023 to US$7.0 million for the six months ended December 31, 2024. The significant increase was primarily attributable to the increase in sales of NEV components, partially offset by the decrease in in sales of NEVs. We sold 24 sets of Artificial-intelligent Robot Transportation (“ART”) components, 54 sets of NEV batteries and six Dragon II for the six months ended December 31, 2024, compared with 43 Q-trucks and one electric tractor truck for the six months ended December 31, 2023.

Revenues from provision of vehicle modification services were US$99,720 and nil for the six months ended December 31, 2024 and 2023. We provide vehicle modification services as ancillary services to purchasers of our vehicles, and therefore, such customer demand may fluctuate.

Revenues from leasing of NEVs were US$6,955 and nil for the six months ended December 31, 2024 and 2023.

Cost of revenues

Our cost of revenues increased significantly from US$2.6 million for the six months ended December 31, 2023 to US$7.9 million for the six months ended December 31, 2024.

Our cost of revenues related to sales of NEVs and components increased significantly from US$2.6 million for the six months ended December 31, 2023 to US$7.8 million for the six months ended December 31, 2024. Such significant increase was primarily attributable to (1) the increase in manufacturing and purchase cost of NEVs and components, which was basically in line with the growth in the sales of NEVs and components, and (2) the increased reserves for estimated warranty costs for corresponding sales during the period; partially offset by the decrease in inventory write-down as a result of decrease in overall inventory level as of December 31, 2024 compared to the same time last year.

Our cost of revenues related to provision of vehicle modification services were US$25,763 and nil for the six months ended December 31, 2024 and 2023, respectively.

Our cost of revenues related to leasing of NEVs were US$2,947 and nil for the six months ended December 31, 2024 and 2023, respectively.

Gross profit/(loss) and gross profit/(loss) margin

As a result of the foregoing, we recorded gross loss of US$0.7 million and gross profit of US$0.6 million for the six months ended December 31, 2024 and 2023, respectively, representing gross loss margin of 10.1% and gross profit margin of 19.6% for the same periods, respectively.

As mentioned in the analysis of cost of revenues, we achieved gross profit for the six months ended December 31, 2023, primarily due to (1) increase of sales and (2) better cost control on the production of Q-trucks, partially offset by the increase in the provision for inventory reserves. We turned to gross loss for the six months ended December 31, 2024, primarily due to (1) lower profit margin in the sales of NEV components, which took up the majority of sales during the second half of 2024, compared with the profit margin in the sales of NEVs; and (2) the increased reserves for estimated warranty costs for corresponding sales during the period.

Operating expenses

Our operating expenses decreased by 7.1% from US$3.4 million for the six months ended December 31, 2023 to US$3.2 million for the six months ended December 31, 2024, primarily due to the following reasons.

General and administrative expenses

Our general and administrative expenses increased by 2.6% from US$2.0 million for the six months ended December 31, 2023 to US$2.1 million for the six months ended December 31, 2024, primarily attributable to (1) an increase of approximately US$0.2 million in professional service fees, such as advisory fees and legal fees related to anticipated closing of Business Combination; and (2) an increase of approximately US$0.1 million in employee compensation, rental expenses and depreciation expense; partially offset by a decrease of US$0.2 million in bad debt expense as a result of reversal of provision for expected credit losses.

Research and development expenses

Our research and development expenses decreased by 8.4% from US$0.9 million for the six months ended December 31, 2023 to US$0.8 million for the six months ended December 31, 2024, primarily attributable to a decrease of US$0.1 million in material fee for research purposes due to the decrease of vehicle models in development.

Selling and marketing expenses

Our selling and marketing expenses decreased by 56.9% from US$0.5 million for the six months ended December 31, 2023 to US$0.2 million for the six months ended December 31, 2023, primarily due to (1) a decrease of US$0.2 million in marketing expenses for brand promotion and customer relationship development; and (2) a decrease of US$0.1 million in employee compensation, depreciation expense and other expenses.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was US$49,180 and nil for the six months ended December 31, 2024 and 2023, respectively, as we identified events and changes in circumstances that indicated the carrying amount of an asset may no longer be recoverable in the review of long-lived assets impairment, and measured impairment by comparing the carrying value of the long-lived assets to the market price.

Other (expenses)/income, net

Our total other (expenses)/income, net changed from other income, net of US$35 thousand for the six months ended December 31, 2023 to other expenses net of US$0.1 million for the six months ended December 31, 2024.

Our other income, net decreased from US$0.2 million for the six months ended December 31, 2023 to US$39 thousand for the six months ended December 31, 2024, primarily attributable to the decrease in government subsidy and gain from disposal of property and equipment.

Our interest expenses, net mainly consist of interest income and interest expense, bank charges and exchange gain or loss. Our interest expenses, net slightly decreased from US$185 thousand for the six months ended December 31, 2023 to US$141 thousand for the six months ended December 31, 2024 primarily due to a decrease in weighted average interest rates.

Net loss

As a result of the foregoing, our net loss increased by 45.3% from US$2.8 million for the six months ended December 31, 2023 to US$4.0 million for the six months ended December 31, 2024.

Comparison of Fiscal Years ended June 30, 2024 and 2023

Revenues

Our revenues increased significantly from US$0.4 million for the fiscal year ended June 30, 2023 to US$6.1 million for the fiscal year ended June 30, 2024.

Revenues from sales of NEVs and components increased significantly from US$0.4 million for the fiscal year ended June 30, 2023 to US$6.1 million for the fiscal year ended June 30, 2024. The significant increase was primarily attributable to bulk orders of Q-trucks from one major customer during 2023. We sold 82 Q-trucks, one Galaxy II high-end version model, and one electric tractor truck for the fiscal year ended June 30, 2024, compared with three Galaxy II models and 10 light passenger EVs for the fiscal year ended June 30, 2023.

Revenues from leasing of NEVs were nil and US$16,290 for the fiscal years ended June 30, 2024 and 2023, respectively, as such lease term of NEVs expired in February 2023.

Cost of revenues

Our cost of revenues increased significantly from US$0.80 million for the fiscal year ended June 30, 2023 to US$5.6 million for the fiscal year ended June 30, 2024.

Our cost of revenues related to sales of NEVs and components increased significantly from US$0.8 million for the fiscal year ended June 30, 2023 to US$5.6 million for the fiscal year ended June 30, 2024, which was generally in line with the growth in the sales of NEVs and components. For the fiscal year ended June 30, 2024, we achieved better cost control on the production of Q-trucks as we gained more bargaining power from supply chain for bulk purchase orders.

Our cost of revenues related to leasing of NEVs were nil and US$34,412 for the fiscal years ended June 30, 2024 and 2023, respectively.

Gross profit/(loss) and gross profit/(loss) margin

As a result of the foregoing, we recorded gross profit of US$0.5 million and gross loss of US$0.4 million for the fiscal years ended June 30, 2024 and 2023, respectively, representing gross profit margin of 8.8% and gross loss margin of 81.6% for the same years, respectively.

As mentioned in the analysis of cost of revenues, we achieved gross profit for the fiscal year ended June 30, 2024, primarily due to (1) increase of sales and (2) better cost control on the production of Q-trucks, partially offset by the increase in the provision for inventory reserves. We expect that our gross margin will improve as the scale of economy of our business increases in accordance with the increase in our vehicle and component sales.

Operating expenses

Our operating expenses increased by 0.8% from US$6.4 million for the fiscal year ended June 30, 2023 to US$6.4 million for the fiscal year ended June 30, 2024, primarily due to the following reasons.

General and administrative expenses

Our general and administrative expenses increased by 32.0% from US$2.9 million for the fiscal year ended June 30, 2023 to US$3.9 million for the fiscal year ended June 30, 2024, primarily due to (1) an increase of US$0.7 million in professional service fees, such as operation advisory fees and legal fees for listing; (2) an increase of US$0.3 million in bad debts expenses based on expected credit losses assessment; and (3) an increase of US$0.1 million in travelling and lodging expenses in business development as a result of business expansion; partially offset by a decrease of US$0.1 million in employee compensation as a result of personnel optimization.

Research and development expenses

Our research and development expenses decreased by 26.1% from US$2.3 million for the fiscal year ended June 30, 2023 to US$1.7 million for the fiscal year ended June 30, 2024, primarily attributable to (1) a decrease of US$0.5 million in employee compensation as a result of personnel optimization; and (2) a decrease of US$0.3 million in material and testing fee for research purposes due to the decrease of vehicle models in development; partially offset by a slight increase of US$0.3 million in other expenses related to R&D function such as depreciation and amortization expenses, technical service fees and travelling and lodging expenses to enhance operation efficiency related to R&D functions.

Selling and marketing expenses

Our selling and marketing expenses decreased by 43.0% from US$1.1 million for the fiscal year ended June 30, 2023 to US$0.6 million for the fiscal year ended June 30, 2024, primarily due to (1) a decrease of US$0.2 million in employee compensation as a result of personnel optimization; and (2) a decrease of US$0.2 million in marketing expenses for brand promotion and customer relationship development as we focused more on the bulk order of Q-trucks during the fiscal year 2024.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets were US$0.2 million and nil for the fiscal years ended June 30, 2024 and 2023, respectively, as we identified events and changes in circumstances that indicated the carrying amount of an asset may no longer be recoverable in the review of long-lived assets impairment, and measured impairment by comparing the carrying value of the long-lived assets to the market price.

Other (expenses)/income, net

Our total other (expenses)/income, net changed from other income, net of US$0.1 million for the fiscal year ended June 30, 2023 to other expenses, net of US$0.1 million for the fiscal year ended June 30, 2024.

Our other income, net slightly increased from US$253 thousand for the fiscal year ended June 30, 2023 to US$264 thousand for the fiscal year ended June 30, 2024, primarily attributable to the increase of loss from disposal of property and equipment.

Our interest expenses, net mainly consist of interest income and interest expense, bank charges and exchange gain or loss. Our interest expenses, net increased from US$0.2 million for the fiscal year ended June 30, 2023 to US$0.4 million for the fiscal year ended June 30, 2024, primarily due to the increase in interest expenses as a result of the addition of short-term loans during the fiscal year ended June 30, 2024.

Net loss

As a result of the foregoing, our net loss decreased by 9.6% from US$6.6 million for the fiscal year ended June 30, 2023 to US$6.0 million for the fiscal year ended June 30, 2024.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand. To date, we have financed our working capital requirements from cash flow from operations, equity financings and capital contributions from our existing shareholders.

We incurred net loss of US$4.0 million, US$6.0 million and US$6.6 million in the six months ended December 31, 2024, and in the fiscal years ended June 30, 2024 and 2023, respectively. Net cash used in operating activities was approximately US$1.7 million, US$6.2 million and US$4.9 million in the six months ended December 31, 2024, and in the fiscal years ended June 30, 2024 and 2023, respectively. Our working capital deficit was approximately US$7.3 million, US$4.1 million and US$1.2 million as of December 31, 2024, June 30, 2024 and 2023, respectively. We had cash and restricted cash of US$0.7 million, US$2.0 million and US$1.1 million as of December 31, 2024, June 30, 2024 and 2023, respectively. The accumulated deficit amounted to US$31.2 million, US$27.3 million and US$19.6 million as of December 31, 2024, June 30, 2024 and 2023, respectively. We have incurred, and expect to continue to incur, significant costs and negative cash flows during our business expansion.

These conditions raised substantial doubts about our ability to continue as a going concern. Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our ability to continue as a going concern is dependent on management’s ability to successfully execute business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside financing sources to generate positive financing cash flows. We intend to pursue private financing of debt or equity. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all. If we are unable to obtain sufficient cash flows and funding, we may have to delay our development efforts and limit activities, which could adversely affect our business and financial performance.

Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending in research and development our efforts to strengthen our services abilities, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	For the Year Ended June 30,		For the Six Months Ended December 31,
	2024	2023	2024
	US$	US$	US$
Net cash used in operating activities	(6,223,797)	(4,892,650)	(1,745,878)
Net cash used in investing activities	(1,596,653)	(193,575)	(20,614,339)
Net cash provided by financing activities	8,736,514	6,206,421	21,034,565
Effect of exchange rate changes	(7,679)	(128,847)	8,667
Net increase/(decrease) in cash and restricted cash	908,385	991,349	(1,316,985)
Cash and restricted cash, at beginning of the period	1,075,989	84,640	1,984,374
Cash and restricted cash, at end of the period	1,984,374	1,075,989	667,389

Operating activities

Our net cash used in operating activities was US$1.7 million for the six months ended December 31, 2024, which was primarily attributable to a net loss of US$4.0 million, as adjusted for (1) certain non-cash items, primarily including reserve for warranty costs of US$0.3 million, depreciation of property and equipment of US$0.2 million, inventory write-down of US$0.1 million and amortization of right-of-use assets of US$0.1 million; and (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase in accounts receivable of US$4.1 million mainly due to the increased sales of NEV components; an increase in prepaid expenses and other current assets of US$0.2 million mainly due to the increased advances for services; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase in accounts payable of US$5.9 million mainly due to the increased payables to suppliers which was basically in line with the increased sales, and an increase in accrued expenses and other payables of US$0.1 million due to the increased professional service fees payable.

Our net cash used in operating activities was US$6.2 million for the fiscal year ended June 30, 2024, which was primarily attributable to a net loss of US$6.0 million, as adjusted for (1) certain non-cash and items, primarily including inventory write-down of US$0.9 million, depreciation of property and equipment of US$0.5 million and provision of credit losses of US$0.3 million; and (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase in accounts receivable of US$2.0 million mainly due to the increased sales of NEVs; a decrease in contract liabilities of US$0.6 million due to the decrease of advances received from customers; a decrease in accounts payable of US$0.2 million due to timely payments for purchase of inventories; and a decrease in operating lease liabilities of US$0.2 million due to the increase of lease payments; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including a decrease in inventories of US$0.5 million due to better inventories turnover as a result of the increased sales; and an increase in amounts due to related parties of US$0.1 million due to the increased operating expenses payable to related parties.

Our net cash used in operating activities was US$4.9 million for the fiscal year ended June 30, 2023, which was primarily attributable to a net loss of US$6.6 million, as adjusted for (1) certain non-cash items, primarily including depreciation and amortization of US$0.5 million, amortization of right-of-use asset of US$0.2 million and inventory write-down of US$0.2 million; and (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including: an increase in inventories of US$1.7 million, mainly due to the increased level of inventory stock for positive forecast of upcoming sales; a decrease in lease liabilities of US$0.2 million, due to increase of lease payments; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase in accrued expenses and other current liabilities of US$1.7 million due to the increase in accrued employee payroll and welfare benefits as the result of business expansion; and an increase in contract liabilities of US$1.2 million due to the increases in the contracts signed and advances received from customers.

Investing activities

Our net cash used in investing activities was US$20.6 million for the six months ended December 31, 2024, primarily due to purchase of long-term investments of US$20.0 million, loans to third parties of US$0.7 million, and partially offset by collection of loans to third parties of US$0.1 million.

Our net cash used in investing activities was US$1.6 million for the fiscal year ended June 30, 2024, primarily due to loans to third parties of US$1.8 million.

Our net cash used in investing activities was US$0.2 million for the fiscal year ended June 30, 2023, primarily due to purchase of property and equipment of US$0.2 million.

Financing activities

Our net cash provided by financing activities was US$21.0 million for the six months ended December 31, 2024, primarily due to (1) proceeds from Private Investment in Public Entity (“PIPE”) of US$20.0 million, (2) proceeds from short-term bank loans of US$3.6 million, (3) loans provided by third parties of US$2.0 million, and (4) loans provided by related parties of US$0.6 million; partially offset by (1) repayments of short-term bank loans of US$4.6 million, (2) repayment of loans provided by related parties of US$0.5 million, and (3) payments for listing expenses of US$0.1 million.

Our net cash provided by financing activities was US$8.7 million for the fiscal year ended June 30, 2024, primarily due to (1) proceeds from short-term bank loans of US$12.3 million; (2) contribution from redeemable non-controlling interests of US$2.8 million; (3) proceeds from issuance of convertible redeemable preferred shares, net of issuance costs of US$0.9 million; partially offset by (1) repayments of short-term bank loans of US$6.2 million; (2) payments for listing expenses of US$0.6 million and (3) repayment of loans to related parties of US$0.6 million.

Our net cash provided by financing activities was US$6.2 million for the fiscal year ended June 30, 2023, primarily due to (1) proceeds from short-term bank loans of US$2.4 million; (2) proceeds from issuance of preferred shares, net of issuance costs of US$3.7 million; and (3) loans provided by related parties of US$0.6 million; partially offset by repayments of short-term bank loans of US$0.5 million.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2024 remain relatively stable and slightly increased 0.2% compared to in the consumer price index for 2023. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Holding Company Structure

PubCo became our holding company following the completion of the Business Combination. PubCo has no material operations of its own. We conduct a substantial majority of our operations through our operating subsidiaries in China. As a result, PubCo’s ability to pay dividends depends largely upon dividends paid by our subsidiaries including our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries did not pay dividends in the six months ended December 31, 2024, and in the fiscal years ended June 30, 2024 and 2023, and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, PubCo is as an emerging growth company (“EGC”). As such, PubCo is eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

PubCo will remain an EGC until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which PubCo has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which PubCo is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if PubCo has been a public company for at least 12 months and the market value of its ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

Foreign Private Issuer Status

PubCo qualifies as a “foreign private issuer” as defined under SEC rules. Even after PubCo no longer qualifies as an emerging growth company, as long as PubCo continues to qualify as a foreign private issuer under SEC rules, PubCo is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, PubCo will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

PubCo may take advantage of these exemptions until such time as PubCo is no longer a foreign private issuer. PubCo would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of its executive officers or directors are U.S. citizens or residents, (2) more than 50% of its assets are located in the United States or (3) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if PubCo no longer qualifies as an emerging growth company, but remains a foreign private issuer, PubCo will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because PubCo qualifies as a foreign private issuer under SEC rules, PubCo is permitted to follow the corporate governance practices of Cayman Islands (the jurisdiction in which PubCo is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to PubCo. For example, PubCo is not required to (1) have a majority of the board consisting of independent directors, (2) have an audit committee be composed of at least three members, or (3) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. PubCo intends to rely on some of these exemptions, and as a result, PubCo’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements.

If at any time PubCo ceases to be a foreign private issuer, PubCo will take all action necessary to comply with the SEC and Nasdaq Listing Rules.

Internal Control of Financial Reporting

Prior to the Business Combination, Scage International was a private company with limited accounting and financial reporting personnel and other resources to address its internal control over financial reporting. In connection with the audit of the consolidated financial statements of Scage International as of June 30, 2024 and for the fiscal year then ended, and the review of unaudited condensed consolidated financial statements as of December 31, 2024 and for the six months then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (1) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and (2) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of financial system segregation of logical access security, IT service organization and cyber security for the financial systems.

To remedy our identified material weaknesses subsequent to December 31, 2024, we have started adopting measures to improve our internal control over financial reporting, including, among others: (1) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (3) setting up the system control framework to address information technology general controls (“ITGC”) deficiencies.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors—Risks Relating to the PubCo—If PubCo fails to maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud, and investor confidence in PubCo and the market price of its securities may be adversely affected” in the Form F-4, which is incorporated herein by reference.

Following the completion of the Business Combination, we have become a public company in the U.S. and subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended June 30, 2025.

As a company with less than US$1.235 billion in revenue for its last fiscal year, PubCo qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures were mainly used for the acquisition of property and equipment which consisted primarily of mold and tooling as well as research and development equipment. We recorded capital expenditures of US$5,436, US$51,292 and US$166,170 in the six months ended December 31, 2024, and in the fiscal years ended June 30, 2024 and 2023, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. We have limited historical data on the demand for our products and services as a result of our limited operating history. Therefore, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by schedule
	Less than 1 year	1 – 3 year	More than 3 years	Total
	US$
Operating leases	224,198	-	-	224,198
Bank borrowings	7,397,970	-	-	7,397,970
Loans from third parties	-	2,000,000	-	2,000,000
Loans from related parties	332,503	-	-	332,503

Operating lease agreements represented non-cancellable operating leases for our office space. Other than those shown above, we did not have any other significant capital commitments, purchase commitments, long-term obligations or guarantees as of December 31, 2024.

Critical Accounting Policies

The critical accounting policies and judgments that we believe to have the most significant impact on our consolidated financial statements are as described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices include the following: (1) revenue recognition, (2) expected credit losses, (3) inventories, (4) income taxes, (5) warranty liabilities and (6) impairment of long-lived assets. See “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies.

Critical accounting estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (a) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (b) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements: (1) provision for expected credit losses, (2) estimates for inventory write-down, (3) warranty reserve.

Provision of allowance for expected credit losses

On July 1, 2023, we adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. We use aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. Our estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis, and applying current situation adjustment. If business or economic conditions change, estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts. We conclude that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of July 1, 2023. We recorded reversal of provision for expected credit losses of US$36,801, and provision of allowance for expected credit losses of US$0.3 million and US$38,943 for financial assets during the six months ended December 31, 2024, and the fiscal years ended June 30, 2024 and 2023, respectively.

Estimates for inventory write-down

Inventories, primarily consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. If business or economic conditions change, estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts. Inventory write-downs of US$93,451, US$0.9 million and US$0.2 million were recorded during the six months ended December 31, 2024, and the fiscal years ended June 30, 2024 and 2023, respectively.

Warranty reserve

We provided a manufacturer’s standard warranty on all vehicles and components sold. We accrued a warranty reserve for the vehicles sold by us, which included our best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations and comprehensive loss. Warranty reserve of US$0.4 million, US$0.1 million and US$25,597 were recorded as of December 31, 2024, and as of June 30, 2024 and 2023, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the worldwide economy and the underlying obligors and transaction structures. We consider many factors in assessing the collectability of our receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure for six months ended December 31, 2024, and the fiscal years ended June 30, 2024 and 2023.

Liquidity Risk

We are exposed to liquidity risk. We have managed this liquidity risk by arranging for long-term credit facilities with the banks, seeking financial support from shareholders, or issuing convertible debts, to ensure that our outstanding loans and debts will be repaid and that we are able to roll out our NEV business and expansion initiatives.

Foreign Exchange Risk

Our functional currency is Renminbi and reporting currency is U.S. dollars. We are exposed to foreign exchange risk in respect of our operating activities, including the import of some supplies and components used in the manufacture of our NEVs, including the chassis, powertrain, and electrical and electronic parts. Our exposure to foreign exchange risk will increase when revenue from the sales of NEVs and the provision of related services in other markets other than PRC, which are denominated in foreign currencies, contribute to a greater share of our revenue.

Recently Adopted or Issued Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements. See Note 2(z) to our consolidated financial statements as of and for the fiscal years ended June 30, 2024 and 2023, and Note 2(o) to our unaudited condensed consolidated financial statements for the six months ended December 31, 2024, included elsewhere in this proxy statement/prospectus.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address our directors and executive officers is 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, China.

Name	Age	Position
Chao Gao	41	Chairman and Chief Executive Officer
Yuanchi Guo	33	Director
Ziqian Guan	35	Director
Qiuliang Peng	39	Independent Director
Kevin Chen	46	Independent Director
Calvin Kung	39	Independent Director
Yixian Wang	40	Independent Director
Yu Xiang	41	Chief Financial Officer

Mr. Chao Gao is the founder of Scage International and has served as the chairman of Nanjing Scage since November 2021. He has also served as the chairman and chief executive officer of Scage Future since its inception. He served as the executive vice president at Nanjing Yueboo Power System Co., Ltd. (“Nanjing Yueboo”) (SHE: 300742), from April 2012 to September 2019. Mr. Gao received a bachelor’s degree in aircraft power engineering in 2005 and received a master’s degree in vehicle engineering in 2018 from Nanjing University of Science and Technology.

Mr. Yuanchi Guo has served as a director of Nanjing Scage since March 2021. He has also served as a director of Scage Future since the Closing. Mr. Guo is experienced at capital raising and financing, and he served as an investment director at Nextview Capital from 2018 to 2021, where he focused on angel investments and merger and acquisition businesses. Mr. Guo received his bachelor’s degree in finance in 2014 from University of Toronto and a master’s degree in finance in 2018 from Harvard University.

Mr. Ziqian Guan has served as the executive vice president of Nanjing Scage since November 2021. He has also served as a director of Scage Future since the Closing. He served as the procurement director at Nanjing Yueboo from April 2012 to September 2019. Mr. Guan received an associate degree in e-commerce in 2015 from Jiangsu United Institute of Technology.

Mr. Qiuliang Peng has served as an independent director of Scage Future since the Closing. He has also served as the vice president of the Risk Operations and Portfolio Management department at the Canadian Western Bank since February 2023. He has also been a member of the Faculty and the Strategic Planning Committee of the Master of Mathematical Finance program at the University of Toronto since January 2013, as well as a managing director of the University of Toronto RiskLab since September 2016. From January 2019 to January 2023, he served as the vice president at the Wyth Financial. From January 2019 to January 2008, he served multiple positions, including a senior specialist and a senior manager, at the Office of the Superintendent of Financial Institutions. From January 2008 to January 2005, he was the head of enterprise economic capital group at TD Bank Financial Group. Mr. Peng received his bachelor’s degree in mathematics from Beijing Normal University in 1991. He obtained a master’s degree in applied mathematics from Chinese Academy of Sciences in 1994 and a master’s degree in applied statistics and actuarial sciences from University of Toronto in 2001. Mr. Peng received his Ph.D. in applied mathematics from University of Alberta in 1998. Mr. Peng has been a Chartered Financial Analyst since 2004.

Mr. Kevin Chen has served as an independent director of Scage Future since the Closing. He is currently the chief economist and CIO of Horizon Financial and the chairman and CEO of Edoc Acquisition Corporation. He also serves as the adjunct associate professor at New York University and a guest speaker at Harvard University, Fordham University, Pace University, and IESE Business School. He served as the senior portfolio manager at Credit Agricole and Amundi Asset Management from August 2008 to October 2011. Prior to that, he was the director of asset allocation at Morgan Stanley from August 2004 to August 2008 and a manager at China Development Bank from September 1998 to August 2000. He obtained a bachelor’s degree in economics from the Renmin University of China in 1998, a master’s degree in finance from Tilburg University in the Netherlands in 2001 and a doctor’s degree in finance from the University of Lausanne in 2004.

Mr. Calvin Kung has served as an independent director of Scage Future since the Closing. He served as Chairman of the Finnovate Board and Chief Executive Officer of Finnovate from May 2023 to June 2025. Mr. Kung served as a senior director at GDS Holdings Limited, a developer and operator of data centers in China and Southeast Asia from June 2020 to March 2023. During his tenure at GDS, Mr. Kung coordinated its secondary listing on the Hong Kong Stock Exchange, the release of its sustainability strategy, and its application for a Singapore development license. He assisted with other projects at GDS across operations, finance, legal and investor relations. From February 2017 to June 2020, Mr. Kung was director at RADII, a media and marketing platform. Prior to RADII, Mr. Kung worked as a corporate attorney in Beijing and New York. He began his career in credit research at Goldman Sachs & Co. in New York. Mr. Kung received a bachelor’s degree from Duke University and Juris Doctor from Northwestern University.

Mr. Yixian Wang has served as an independent director of Scage Future since the Closing. He is an investment manager and financial advisor. Since 2014, Mr. Wang has participated in investment projects across industries. Representative projects include Qihoo 360, WeDoctor Group, Didi Chuxing, and Shandong Tianye. He has also managed real estate and urban renewal funds in China’s first tier cities. From 2009 to 2014, Mr. Wang served as Assistant Vice President at China Construction Bank International’s Investment Banking Department, responsible for large-scale mergers and acquisitions and capital markets projects. From 2007 to 2009, Mr. Wang worked at J.P. Morgan and UBS Securities. Mr. Wang obtained a Bachelor of Science degree from University College London.

Ms. Yu Xiang has served as the chief financial officer of Scage International and Scage Future since November 2023. She has been the founding partner of Guangzhou Tuoyuan Enterprise Consulting Co., Ltd. since March 2023, where she focused on providing commercial and financial consulting service for PRC companies. Ms. Xiang has been the partner of Guangzhou Jingtian Enterprise Management Consulting Service Co., Ltd. since January 2021. Prior to that, Ms. Xiang was managing director at Marcum Bernstein & Pinchuk LLP from April 2008 to October 2020 and senior auditor at PricewaterhouseCoopers ZhongTian LLP from October 2005 to April 2008. Ms. Xiang received a bachelor’s degree in management studies from Nanjing Audit University in 2005 and is currently a member of the American Institute of Certified Public Accountants as well as a fellow member of the Association of Chartered Certified Accountants.

Employment agreements and indemnification agreements

We have entered into employment agreements with each of our executive officers immediately prior to the consummation of the Business Combination. Under these agreements, each of our executive officers is employed for a five-year period. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to PubCo or breach of obligation of confidentiality.

An executive officer may terminate his/her employment at any time with 30 days prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of PubCo. In addition, all of our executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and PubCo.

In addition, we have entered into indemnification agreements with our directors and executive officers. Under these indemnification agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being our directors or executive officers.

B. Compensation

In the fiscal year ended June 30, 2024, the aggregate cash compensation paid by Scage International to directors and executive officers was approximately RMB1.2 million (US$0.2 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of Scage International’s directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Scage International pays or sets aside amounts for pension, retirement or other benefits for its directors and officers, pursuant to a PRC government-mandated multi-employer defined contribution plan.

As of the date of this Report, we have not paid compensation to our executive officers and directors.

C. Board Practices

Board composition

The primary responsibility of the Board is to provide oversight, strategic guidance, counseling and directions to the PubCo’s management. PubCo’s Board consists of seven directors upon the consummation of the Business Combination. Mr. Chao Gao serves as Chairman of the Board. The Board will meet on a regular basis and additionally as required.

Pursuant to our amended and restated memorandum and articles of association following the consummation of the Business Combination (“A&R MAA”), we may by an ordinary resolution appoint any person to be a director, and the board may, by the affirmative vote of a simple majority of the remaining director(s) present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. A director may be removed from office by an ordinary resolution, notwithstanding anything in the A&R MAA or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the board created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining director(s) present and voting at a board meeting. The office of director shall be vacated if, among other things, the director (1) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Board oversight of risk

One of the core functions of the Board is to be informed to oversee our risk management process. We do not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight.

Committees of the Board of Directors

Upon the consummation of the business combination, the Board has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The Board has adopted a charter for each of the committees, which comply with the applicable requirements of current Nasdaq rules. The charter of each committee are available on our website.

Audit Committee

Upon the effectiveness of the consummation of business combination, we have established an audit committee of the board of directors. Mr. Kevin Chen, Mr. Qiuliang Peng and Mr. Chao Gao serve as members of the audit committee. Each of Mr. Kevin Chen of Mr. Qiuliang Peng is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by the Board after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

Mr. Qiuliang Peng serves as chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and our board of directors has determined that Mr. Kevin Chen qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee will be to assist our board of directors in overseeing and monitoring:

●	the quality and integrity of our financial statements;

●	internal control over financial reporting and disclosure controls and procedures;

●	our compliance with legal and regulatory requirements;

●	our independent registered public accounting firm’s qualifications and independence;

●	the performance of our internal audit function; and

●	the performance of our independent registered public accounting firm.

Compensation Committee

Upon the effectiveness of the consummation of Business Combination, we have established a compensation committee of the board of directors. Mr. Kevin Chen, Mr. Qiuliang Peng and Mr. Chao Gao serve as members of our compensation committee. Each of Mr. Kevin Chen and Mr. Qiuliang Peng is independent. Mr. Chao Gao serves as chair of the compensation committee.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to:

●	reviewing and approving our compensation program and compensation of our executive officers and directors;

●	monitoring our incentive and equity-based compensation plans;

●	preparing the compensation committee report under the rules and regulations of the SEC;

●	reviewing and evaluating on an annual basis the performance of the compensation committee; and

●	recommending such changes as deemed necessary with the Board.

The composition and function of compensation committee comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq’s listing rules, and also future requirements to the extent they become applicable to PubCo.

Nomination and Corporate Governance Committee

Upon the effectiveness of the consummation of Business Combination, we have established a nominating and corporate governance committee of the board of directors. Mr. Kevin Chen, Mr. Qiuliang Peng and Mr. Chao Gao serve on our nominating and corporate governance committee. Each of Mr. Kevin Chen and Mr. Qiuliang Peng is independent. Mr. Chao Gao serves as chairman of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee will be to assist the board in:

●	screening and recommending individuals to be elected by the Board to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board. The Committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board candidates are chosen;

●	identifying individuals qualified to become a new member of the board of directors, consistent with criteria approved by the board of directors;

●	reviewing the qualifications of incumbent directors to determine whether to recommend them for re-election and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders;

●	identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee;

●	reviewing and recommending to the board of directors the corporate governance principles applicable to us;

●	overseeing the evaluation of the board of directors and management; and

●	handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Code of Ethics

We have adopted a new code of business conduct (the “Code of Business Conduct”) that applies to all directors, executive officers and employees. Our Code of Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the Code of Business Conduct and charters for each of our board committees will be provided without charge upon request from us and are posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Corporate Governance Guidelines

We have adopted the corporate governance guidelines in accordance with the corporate governance rules of Nasdaq that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director independence, director responsibilities, roles of the Chair of the Board and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines has been posted on our website.

D. Employees

As of December 31, 2024, we had 96 employees, all of whom were located in China. As of the date of this Report, we have not experienced, and do not expect to experience, labor shortages that impact our business. The following table sets forth the number of our employees by function as of December 31, 2024.

Function	Number of Employees	Percentage of Total
Research and development	37	39%
Sales and marketing	11	11%
Manufacturing	19	20%
General and administration	29	30%
Total	96	100%

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. None of our employees are represented by a labor union.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time.

We enter into standard labor and confidentiality agreements with all employees and non-compete agreements with our core employees. The non-compete restricted period typically expires two years after the termination of employment.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 72,243,992 Ordinary Shares issued and outstanding as of the date of this Report.

	Number of Ordinary Shares Beneficially Owned	% of total Ordinary Shares	% of Voting Power
Directors and Executive Officers(1):
Chao Gao(2)	45,441,182	62.9%	62.9%
Yuanchi Guo(3)	3,903,900	5.4%	5.4%
Ziqian Guan(4)	3,123,110	4.3%	4.3%
Kevin Chen	—	—	—
Qiuliang Peng	—	—	—
Calvin Kung	25,000	0.0%	0.0%
Yixian Wang	—	—	—
All directors and executive officers as a group:	45,466,182	62.9%	62.9%

Principal Stockholders:
Upward Stars Group Limited (2)	45,441,182	62.9%	62.9%
Sikaiqi Jiuhe Holdings Limited(5)	6,526,579	9.0%	9.0%
Victorious Lights Holding Limited(6)	5,004,625	6.9%	6.9%
Three Action Brothers Limited(3)	3,903,900	5.4%	5.4%

(1)	Except as indicated otherwise below, the business address of our directors and executive officers is 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, People’s Republic of China.
(2)	Represents (i) 29,785,174 Ordinary Shares held by Upward Stars Group Limited, a British Virgin Islands company wholly owned by Mr. Chao Gao. The registered office of Upward Stars Group Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; and (ii) 15,656,008 Ordinary Shares that Mr. Chao Gao beneficially owns by virtue of an acting-in-concert agreement. In August 2024, Upward Stars Group Limited, Two Courage Brothers Limited, Three Action Brothers Limited, Victorious Lights Holding Limited, Five Epic Brothers Limited and Four Genuine Brothers Limited entered into an acting-in-concert agreement, which has become effective immediately upon the First Merger. Pursuant to the acting-in-concert agreement, the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation to such matters, a decision that is made by Mr. Gao as the sole owner of Upward Stars Group Limited shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. Therefore, Mr. Gao also beneficially owns (i) 5,004,625 Ordinary Shares held by Victorious Lights Holding Limited, a British Virgin Islands company wholly owned by Mr. Qinghua Zeng; the registered office of Victorious Lights Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; (ii) 3,903,900 Ordinary Shares held by Three Action Brothers Limited, a British Virgin Islands company wholly owned by Mr. Yuanchi Guo; the registered office of Three Action Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; (iii) 3,123,110 Ordinary Shares held by Two Courage Brothers Limited, a British Virgin Islands company wholly owned by Mr. Ziqian Guan; the registered office of Two Courage Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; (iv) 2,843,596 Ordinary Shares held by Five Epic Brothers Limited, a British Virgin Islands company wholly owned by Ms. Rong Wang; the registered office of Five Epic Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; and (v) 780,777 Ordinary Shares held by Four Genuine Brothers Limited, a British Virgin Islands company wholly owned by Mr. Guobin Zhai; the registered office of Four Genuine Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	See footnote (2).
(4)	See footnote (2).
(5)	Sikaiqi Jiuhe Holdings Limited is a British Virgin Islands company wholly owned by Beijing Jiuhe Ruida Venture Capital Partnership L.P. The registered office of Sikaiqi Jiuhe Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(6)	See footnote (2).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment agreements and indemnification agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Other related party transactions

The following table sets forth significant related party transactions of Scage International during the periods indicated.

		For the six months ended
		December 31,
Related parties	Nature	2024	2023
		(US$)
Mr. Chao Gao	Proceeds of loans from a related party	153,243	—
	Repayments of loan borrowed from a related party	9,580	250,183
Mr. Jimin An	Expenses paid on behalf of the Company by a related party	105,246	—
	Advance to a related party for daily operation	76,219	53,907
	Proceeds of loans from a related party	445,888	—
	Repayments of a loan from/to a related party	479,329	—
	Collection of advance to a related party for daily operation	—	249,160
Mr. Ziqian Guan	Reimbursement for expenses paid on behalf of the Company by a related party	75,726	54,512
	Expenses paid on behalf of the Company by a related party	76,486	91,804

The following table sets forth significant related party transactions of Scage International during the fiscal years indicated.

		For the years ended June 30,
Related parties	Nature	2024	2023
		(US$)
Mr. Chao Gao	Repayments of loan borrowed from a related party	454,645	—
	Proceeds of loans from a related party	—	632,766
Mr. Jimin An	Collection of loan previously lent to a related party	242,530	—
	Proceeds of loans borrowed from a related party	130,107	—
	Repayments of loan borrowed from a related party	96,888	—
	Expenses paid on behalf of the Company by a related party	73,892	27,405
	Reimbursement to a related party for expenses paid on behalf of the Company	63,308	—
Mr. Ziqian Guan	Expenses paid on behalf of the Company by a related party	180,324	44,290
	Reimbursement to a related party for expenses paid on behalf of the Company	109,805	—
	Advance to a related party for daily operation	54,209	—
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Payment for purchases to a related party	262,983	—
	Collection of rent to a related party	16,886	—
	Rent to a related party	—	16,290
	Purchase from a related party	262,983	1,782
Mr. Yuanchi Guo	Expenses paid on behalf of the Company by a related party	11,855	—
Mr. Linfang Dong	Borrowing from a related party	—	—
	Repayment of the loan	—	11,505
Scage Future	Advance to related parties for daily operation	39,489	—

As of December 31, 2024 and June 30, 2024 and 2023, Scage International had amounts due from related parties of US$45.0 thousand, US$39.5 thousand and US$280.6 thousand, respectively, and amounts due to related parties of US$339.4 thousand, US$238.9 thousand and US$638.1 thousand, respectively.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business. As of the date of this Report, we are not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividends

The payment of cash dividends by us in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition. Our Board will consider whether or not to institute a dividend policy. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that our Board will declare dividends in the foreseeable future.

B. Significant Changes

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2024.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs and Assumed Warrants have been listed on the Nasdaq Stock Market since June 30, 2025 under the symbols “SCAG” and “SCAGW,” respectively. Holders of our ADSS and/or Assumed Warrants should obtain current market quotations for their securities. There can be no assurance that our ADSs and/or Assumed Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our ADSs and the Assumed Warrants could be delisted from Nasdaq. A delisting of our ADSs and the Assumed Warrants will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs and Assumed Warrants have been listed on the Nasdaq Stock Market since June 30, 2025 under the symbols “SCAG” and “SCAGW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital is US$50,000 divided into 500,000,000 shares comprising (1) 400,000,000 Ordinary Shares of US$0.0001 par value each; and (2) 100,000,000 shares of US$0.0001 par value each of such class or classes (however designated) as our board of directors may determine in accordance with the A&R MAA. As of the date of this Report, subsequent to the closing of the Business Combination, there are 72,243,992 Ordinary Shares and 21,737,500 Assume Warrants issued and outstanding.

Certain of our shareholders are subject to lock-up as described in the Form F-4 and in this Report.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our A&R MAA, the Companies Act and the common law of the Cayman Islands.

The following includes a summary of the material provisions of the A&R MAA in so far as they relate to the material terms of our Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the A&R MAA, which has been filed as Exhibit 1.1 to this Report.

Ordinary Shares

General

All of the issued Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the A&R MAA:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account.

Voting rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to the A&R MAA.

Directors’ power to issue shares

Subject to the provisions of the Cayman Companies Act and the A&R MAA (including provisions about the redemption and purchase of Ordinary Shares), our board of directors may, in their absolute discretion and without the approval of the shareholders, cause us to (1) allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide; and (2) grant rights over shares or other securities to be issued in one or more classes as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper.

Transfer of Ordinary Shares

Subject to any applicable requirements set forth in the A&R MAA and provided that a transfer of Ordinary Shares complies with applicable rules of the exchange, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the exchange or in any other form approved by the directors, executed:

●	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

●	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed or subject to the rules of the exchange, the board of directors may in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. The board of directors may also decline to register any transfer of any Ordinary Shares unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Shares transferred are Fully Paid Up (as defined under the A&R MAA) and free of any lien in favour of PubCo;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	any applicable fee of such maximum sum as the exchange may determine to be payable or such lesser sum as the directors may from time to time require is paid to PubCo in respect thereof.

If our directors refuse to register a transfer, they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the exchange and on 14 Clear Days (as defined under the A&R MAA)’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 Clear Days in any year.

Liquidation

If the PubCo is wound up, the shareholders may, subject to the A&R MAA and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Cayman Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares, as may be determined by the board of directors.

Variations of rights of shares

Whenever the capital of PubCo is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class. The rights attached to or otherwise conferred upon the holders of the shares of any class shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General meetings of shareholders

General meetings may be convened by a majority of our board of directors. Advance notice of at least five (5) Clear Days is required for the convening of our annual general meeting and any other extraordinary general meeting of our shareholders. A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting if PubCo has more than one shareholders.

Inspection of books and records

Holders of Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders).

Changes in capital

We may from time to time by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Anti-Takeover Provisions

Some provisions of the A&R MAA may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the A&R MAA for a proper purpose and for what they believe in good faith to be in the best interests of us.

C. Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company—A. History and Development of the Company.”

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of Cayman Islands of our Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in the A&R MAA on the right of non-residents to hold or vote shares.

For PRC laws relating to exchange controls that are applicable to us and the PRC Subsidiaries, see “Regulations Applicable to Scage International’s Business—Regulations Relating to Foreign Currency Exchange” in the Form F-4, which is incorporated herein by reference.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

We have no current plans to pay dividends. We do not currently have a paying agent.

G. Statement by Experts

The consolidated financial statements of Scage Future as of June 30, 2024 and for the period from July 14, 2023 (inception) through June 30, 2024 included in this Report have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm as stated in their report (which contains an explanatory paragraph relating to substantial doubt about the ability of Scage Future to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere in this Report, and are included in reliance on such report given upon such firm as experts in auditing and accounting..

The consolidated financial statements of Scage International as of and for the fiscal years ended June 30, 2024 and 2023 included in this Report have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm as stated in their report (which contains an explanatory paragraph relating to substantial doubt about the ability of Scage International to continue as a going concern as described in Note 3 to the financial statements) appearing elsewhere in this Report, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

The address of Marcum Asia CPAs LLP is 7 Penn Plaza, Suite 830, New York, NY, 10001, United States.

The financial statements of Finnovate Acquisition Corp. as of December 31, 2024 and for the year then ended, and the adjustments necessary to restate the 2023 segment information and to reflect the adoption of ASU 2023-07, Segment Reporting (Topic 280) to the 2023 segment information, as provided in Notes 2 and 9, included in this Report have been audited by HTL International, LLC, an independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph relating to substantial doubt about the ability of Finnovate Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere in this Report, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Credit risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the worldwide economy and the underlying obligors and transaction structures. We consider many factors in assessing the collectability of our receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure for six months ended December 31, 2024, and the fiscal years ended June 30, 2024 and 2023.

Liquidity Risk

We are exposed to liquidity risk. We have managed this liquidity risk by arranging for long-term credit facilities with the banks, seeking financial support from shareholders, or issuing convertible debts, to ensure that our outstanding loans and debts will be repaid and that we are able to roll out our NEV business and expansion initiatives.

Foreign Exchange Risk

Our functional currency is Renminbi and reporting currency is U.S. dollars. We are exposed to foreign exchange risk in respect of our operating activities, including the import of some supplies and components used in the manufacture of our NEVs, including the chassis, powertrain, and electrical and electronic parts. Our exposure to foreign exchange risk will increase when revenue from the sales of NEVs and the provision of related services in other markets other than PRC, which are denominated in foreign currencies, contribute to a greater share of our revenue.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Scage Future as of December 31, 2024 and June 30, 2024 and for the six months ended December 31, 2024 and the period from July 14, 2023 (inception) through June 30, 2024 are filed as part of this Report beginning on page F-2.

The financial statements of Scage International Limited as of June 30, 2024 and 2023 and for the fiscal years then ended and as of December 31, 2024 and for the six months then ended are filed as part of this Report beginning on page F-15.

The financial statements of Finnovate Acquisition Corp. as of December 31, 2024 and 2023 and for the years then ended are filed as part of this Report beginning on page F-94.

The Unaudited Condensed Combined Pro Forma Financial Statements of PubCo are included as Exhibit 15.1 hereto.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Scage Future, as currently in effect
2.1*	Specimen American Depositary Receipt (included in Exhibit 2.2)
2.2*	Deposit Agreement, dated as of June 27, 2025, by and among Scage Future, the depositary named therein, and holders and beneficial owners of American Depositary Shares issued thereunder
2.3	Specimen Ordinary Share Certificate of Scage Future (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
2.4	Specimen Warrant Certificate of Scage Future (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
2.5	Assignment, Assumption and Amendment to Warrant Agreement dated October 18, 2024 by and among Finnovate Acquisition Corp., Scage Future and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
3.1	Acting-in-concert Agreement (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.1	Business Combination Agreement, dated as of August 21, 2023, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.2	First Amendment to the Business Combination Agreement, dated as of June 18, 2024, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.3	Second Amendment to the Business Combination Agreement, dated as of October 31, 2024, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)

4.4	Third Amendment to the Business Combination Agreement, dated as of April 2, 2025, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-41012) filed with the SEC on April 8, 2025)
4.5	Sponsor Support Agreement, dated as of August 21, 2023, by and among Scage International, Scage Future, Finnovate and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.6	Form of Shareholder Support Agreement, dated as of August 21, 2023, by and among Finnovate Acquisition Corp., Scage International Limited and the Key Company Shareholders of Scage International Limited (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.7	Form of Key Seller Lock-Up Agreement, dated as of August 21, 2023, by and among Scage International Limited, Scage Future, Finnovate Acquisition Corp. and the Key Company Shareholders of Scage International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.8	Form of Seller Lock-Up Agreement by and among Scage International Limited, Scage Future, Finnovate Acquisition Corp. and the certain shareholders of Scage International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.9	Form of Non-Competition Agreement, dated as of August 21, 2023, by and among Scage Future, Finnovate Acquisition Corp. Scage International Limited, Finnovate Sponsor L.P. and certain shareholders of Scage International Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.10*	Amendment to Registration Rights Agreement, dated June 27, 2025
4.11*	Seller Registration Rights Agreement, dated June 27, 2025
4.12	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.13*	Lock-up Removal Letter, dated April 7, 2025
4.14*	Closing Letter Agreement, dated June 27, 2025
4.15*	Promissory Notes issued to EarlyBirdCapital, Inc., dated June 27, 2025
4.16*	Promissory Notes issued to EarlyBirdCapital, Inc., dated June 27, 2025
8.1*	List of Subsidiaries of Scage Future
15.1*	Unaudited pro forma condensed combined financial statements of PubCo.
15.2*	Consent of Marcum Asia CPAs LLP, an independent registered accounting firm for Scage Future
15.3*	Consent of Marcum Asia CPAs LLP, an independent registered accounting firm for Scage International Limited
15.4*	Consent of HTL International, LLC, an independent registered accounting firm for Finnovate

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Scage Future

Date: July 3, 2025	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

SCAGE FUTURE

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2024	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND THE PERIOD FROM JULY 14, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND THE PERIOD FROM JULY 14, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND THE PERIOD FROM JULY 14, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023	F-5
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-6

SCAGE INTERNATIONAL LIMITED

SCAGE FUTURE
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2024
Liabilities
Current liabilities
Amounts due to a related party	$39,489	$39,489
Total liabilities	$39,489	$39,489

Deficit
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized, 1 share issued and outstanding as of December 31, 2024 and June 30, 2024)	-	-
Accumulated deficit	(39,489)	(39,489)
Total shareholder’s deficit	$(39,489)	$(39,489)

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended December 31, 2024	For the period from July 14, 2023 (inception) through December 31, 2023
Operating expenses
General and administrative expenses	$-	$(39,021)
Total operating expenses	$-	$(39,021)

Net loss	$-	$(39,021)

Weighted average number of share outstanding, basic and diluted	1	1
Basic and diluted net loss per ordinary share	$-	$(39,021)

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Accumulated	Total shareholder’s
	Shares	Amount	deficit	deficit
Balance as of July 14, 2023 (inception)	—	$—	$—	$—
Issuance of ordinary shares	1	—	—	—
Net loss	—	—	(39,021)	(39,021)
Balance as of December 31, 2023	1	$—	$(39,021)	$(39,021)

Balance as of June 30, 2024	1	$—	$(39,489)	$(39,489)
Balance as of December 31, 2024	1	$—	$(39,489)	$(39,489)

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

For the
	For the	period from
	period from	July 14,
	July 1,	2023 (inception)
	2024 through	through
	December 31, 2024	December 31, 2023
Cash Flows from Operating Activities
Net loss	$-	$(39,021)
Changes in operating assets and liabilities:
Amounts due to a related party	-	39,021
Net cash used in operating activities	$-	$-

Net change in cash	-	-
Cash, beginning of the period	-	-
Cash, end of the period	$-	$-

Supplemental disclosure of non-cash operating activities:
General and administrative expenses paid by a related party	$-	$39,021

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	Description of Organization and Business Operations

Scage Future (the “Company”) was incorporated under the laws of the Cayman Islands on July 14, 2023. The Company and its wholly owned subsidiaries, Hero 1, a Cayman company, and Hero 2, a Cayman company, (collectively, the “Group”), were formed for the purpose of effecting a merger among Finnovate Acquisition Corp. (“Finnovate”), and Scage International Limited (“Scage International”) through a series of transactions (the “Business Combination”) pursuant to the definitive agreement entered into on August 21, 2023 and amended on June 18, 2024. As a result of the Business Combination, Finnovate and Scage International will be surviving entities and will become wholly owned subsidiaries of the Company, with the Company serving as a public listed company whose shares shall be traded on Nasdaq.

2.	Going concern

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of nil for the six months ended December 31, 2024 and US$39,021 for the period from July 14, 2023 (inception) to December 31, 2023, with a working capital deficit of US$39,489 as of December 31, 2024. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to address this uncertainty through a Business Combination as discussed in Notes 1. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3.	Summary of significant accounting policies

(a)	Basis of presentation

The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements for the period from July 14, 2023 through June 30, 2024.

(b)	Principles of consolidation

The financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company have been eliminated upon consolidation. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

SCAGE FUTURE
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

(c)	Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

(d)	Fair value measurement

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

4.	Related party transactions

For the period from July 14, 2023 (inception) through June 30, 2024, the Company’s related party, Scage International, an affiliate company, made several payments as formation costs on behalf of the Company. The payments were non-interest bearing and had no due date. The amount due to Scage International amounted to US$39,489 and US$39,489 as of December 31, 2024 and June 30, 2024, respectively.

5.	Ordinary shares

The authorized number of ordinary shares of the Company is 500,000,000 shares with par value of US$0.0001 each. As of December 31, 2024, the Company had issued one ordinary share.

6.	Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date of the unaudited condensed consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements, except for the event as discussed below.

On June 26, 2025, the Company entered into two Promissory Note Agreements with Early Bird Capital, Inc. (the "Payee") for a total amount of $2,518,750.

1.	The principal balance of $1,509,375 together with all interest accrued at 8% per annum shall be due and payable on June 26, 2026 ("Maturity Date"). Prior to or on the Maturity Date, the Payee may, in its discretion, convert all or part of the principal and/or accrued interest into the ordinary shares of the Company (the “Conversion Shares”) at the conversion price equal to the lesser of (a) 90% of the volume weighted average price per ordinary share of the Company for the five trading days immediately prior to written notice of conversion sent by Payee and (b) $10.00 per share.

2.	The principal balance of $1,009,375 shall be due and payable in two equal installments on September 26, 2025 and December 26, 2025 (each such date, a “Maturity Date”), together with all interest accrued at 8% per annum. Prior to or on the Maturity Date, the Payee may, in its discretion, convert all or part of the principal and/or accrued interest into the ordinary shares of the Company (the “Conversion Shares”) at the conversion price equal to the lesser of (a) 90% of the volume weighted average price per ordinary share of the Company for the five trading days immediately prior to written notice of conversion sent by Payee and (b) $10.00 per share. Additionally, 1,000,000 ordinary shares of the Company held by a shareholder were pledged as collateral for the guaranty of repayment obligation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Scage Future

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Scage Future (the “Company”) as of June 30, 2024, the related consolidated statement of operations, changes in shareholder’s deficit and cash flows for the period from July 14, 2023 (inception) through June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operation and its cash flows for the period from July 14, 2023 (inception) through June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2024.

Beijing, China

September 16, 2024

SCAGE FUTURE
CONSOLIDATED BALANCE SHEET
(In U.S. dollars, except for share and per share data, or otherwise noted)

As of June 30, 2024
Liabilities
Current liabilities
Amounts due to a related party	$39,489
Total liabilities	$39,489

Deficit
Ordinary share (par value of US$0.0001 per share; 500,000,000 shares authorized; 1 share issued and outstanding as of June 30, 2024)	—
Accumulated deficit	(39,489)
Total shareholder’s deficit	$(39,489)

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
CONSOLIDATED STATEMENT OF OPERATIONS
(In U.S. dollars, except for share and per share data, or otherwise noted)

For the period from July 14, 2023 (inception) through June 30, 2024
Operating expenses
General and administrative expenses	$(39,489)
Total operating expenses	$(39,489)

Net loss	$(39,489)

Weighted average number of share outstanding, basic and diluted	1
Basic and diluted net loss per ordinary share	$(39,489)

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Accumulated	Total shareholder’s
	Shares	Amount	Deficit	deficit
Balance as of July 14, 2023 (inception)	—	$—	$—	$—
Issuance of ordinary shares	1	—	—	—
Net loss	—	—	(39,489)	(39,489)
Balance as of June 30, 2024	1	$—	$(39,489)	$(39,489)

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
CONSOLIDATED STATEMENT OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

For the period from July 14, 2023 (inception) through June 30, 2024
Cash Flows from Operating Activities
Net loss	$(39,489)
Changes in operating assets and liabilities:
Amounts due to a related party	39,489
Net cash used in operating activities	$—

Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	$—

Supplemental disclosure of non-cash operating activities:
General and administrative expenses paid by a related party	$39,489

The accompanying notes are an integral part of these financial statements.

SCAGE FUTURE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	Description of Organization and Business Operations

Scage Future (the “Company”) was incorporated under the laws of the Cayman Islands on July 14, 2023. The Company and its wholly owned subsidiaries, Hero 1, a Cayman company, and Hero 2, a Cayman company, (collectively, the “Group”), were formed for the purpose of effecting a merger among Finnovate Acquisition Corp. (“Finnovate”), and Scage International Limited (“Scage International”) through a series of transactions (the “Business Combination”) pursuant to the definitive agreement entered into on August 21, 2023 and amended on June 18, 2024. As a result of the Business Combination, Finnovate and Scage International will be surviving entities and will become wholly owned subsidiaries of the Company, with the Company serving as a public listed company whose shares shall be traded on Nasdaq.

2.	Going concern

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$39,489 for the period from July 14, 2023 (inception) through June 30, 2024, with a working capital deficit of US$39,489 as of June 30, 2024. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. Accordingly, the Company may not be able to obtain additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to address this uncertainty through a Business Combination as discussed in Notes 1. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3.	Summary of significant accounting policies

(a)	Basis of presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

(b)	Principles of consolidation

The financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company have been eliminated upon consolidation. All intercompany transactions and balances among the Company have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the financial statements and accompanying notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

(d)	Fair value measurement

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

SCAGE FUTURE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

4.	Related party transactions

For the period from July 14, 2023 (inception) through June 30, 2024, the Company’s related party, Scage International, an affiliate company, made several payments as formation costs on behalf of the Company. The payments were non-interest bearing and had no due date. The amount due to Scage International amounted to US$39,489 as of June 30, 2024.

5.	Ordinary shares

The authorized number of ordinary shares of the Company is 500,000,000 shares with par value of US$0.0001 each. As of June 30, 2024, the Company had issued one ordinary share.

6.	Subsequent events

The Company has evaluated subsequent events through September 16, 2024, the date of issuance of the financial statements and does not identify any other subsequent events with material financial impact on the Company’s financial statements.

SCAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2024

ASSETS
Current assets:
Cash	$667,389	$1,977,494
Restricted cash	-	6,880
Accounts receivable, net	6,071,596	2,006,000
Inventories	1,510,581	1,666,722
Amounts due from related parties, net	44,969	39,489
Prepaid expenses and other current assets, net	3,732,395	2,857,031
Total current assets	12,026,930	8,553,616

Non-current assets:
Property and equipment, net	876,183	1,090,737
Right-of-use assets, net	204,062	283,607
Deferred offering costs	653,894	598,527
Long-term investments	20,000,000	-
Other non-current assets	30,585	30,719
Total non-current assets	21,764,724	2,003,590

TOTAL ASSETS	$33,791,654	$10,557,206

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	$7,397,970	$8,421,400
Accounts payable	5,985,593	221,097
Contract liabilities	576,459	597,451
Amounts due to related parties	339,354	238,887
Accrued expenses and other payables	3,977,268	2,164,772
Operating lease liabilities, current	220,201	167,592
Convertible debt, current	869,261	872,003
Total current liabilities	19,366,106	12,683,202

Non-current liabilities:
Long-term borrowings	2,000,000	-
Operating lease liabilities, non-current	-	86,758
Total non-current liabilities	2,000,000	86,758

TOTAL LIABILITIES	21,366,106	12,769,960

Commitments and contingencies (Note 20)

Mezzanine equity (Aggregate liquidation preference of $17,310,168 and $16,622,139 as of December 31, 2024 and June 30, 2024, respectively)
Series Angel convertible redeemable preferred shares (par value $0.0001 per share, 13,613,762 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	3,544,860	3,560,518
Series Pre-A convertible redeemable preferred shares (par value $0.0001 per share, 12,495,712 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	7,808,968	7,843,461
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,082,112 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	8,772,759	8,811,509
Receivables for Series A convertible redeemable preferred shares	(732,262)	(735,496)
Redeemable non-controlling interests	4,564,821	4,584,984
Total mezzanine equity	$23,959,146	$24,064,976

Shareholders’ deficit
Ordinary shares (par value of $0.00001 per share; 4,968,808,414 shares authorized as of December 31, 2024 and June 30, 2024, respectively; 108,208,805 and 104,766,463 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)*	1,082	1,048
Additional paid-in capital	18,478,632	-
Accumulated deficit	(31,220,141)	(27,269,342)
Accumulated other comprehensive income	1,468,757	1,269,726
Total shareholders’ deficit attributable to Scage International Limited	(11,271,670)	(25,998,568)
Non-controlling interests	(261,928)	(279,162)
Total shareholders’ deficit	(11,533,598)	(26,277,730)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$33,791,654	$10,557,206

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 15).

SCAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended December 31,
	2024	2023

Revenues	$7,147,668	$3,248,166
Cost of revenues	(7,868,925)	(2,611,815)
Gross (loss)/profit	(721,257)	636,351

Operating expenses:
Selling and marketing expenses	(202,659)	(470,119)
Research and development expenses	(843,083)	(919,920)
General and administrative expenses	(2,095,600)	(2,043,115)
Impairment of long-lived assets	(49,180)	-
Total operating expenses	(3,190,522)	(3,433,154)

Loss from operations	(3,911,779)	(2,796,803)

Interest expense, net	(140,601)	(185,008)
Other income, net	38,848	220,183
Total other (expenses)/income, net	(101,753)	35,175

Loss before income taxes	(4,013,532)	(2,761,628)

Income tax expense	-	-

Net loss	(4,013,532)	(2,761,628)
Less: Net loss attributable to non-controlling interests	(62,324)	(117,590)
Less: Net loss attributable to redeemable non-controlling interests	(409)	-
Net loss attributable to Scage International Limited	(3,950,799)	(2,644,038)
Accretion of convertible redeemable preferred shares	-	-
Accretion of redeemable non-controlling interests	-	-
Net loss attributable to Scage International Limited’s ordinary shareholders	$(3,950,799)	$(2,644,038)

Net loss	(4,013,532)	(2,761,628)
Other comprehensive income/(loss)
Foreign currency translation adjustment	137,501	(450,598)
Comprehensive loss	(3,876,031)	(3,212,226)
Less: Comprehensive loss attributable to non-controlling interests	(104,100)	(123,355)
Less: Comprehensive loss attributable to redeemable non-controlling interests	(20,163)	-
Comprehensive loss attributable to Scage International Limited	(3,751,768)	(3,088,871)
Accretion of convertible redeemable preferred shares	-	-
Accretion of redeemable non-controlling interests	-	-
Comprehensive loss attributable to Scage International Limited’s ordinary shareholders	$(3,751,768)	$(3,088,871)

Loss per share
Basic and Diluted*	(0.04)	(0.03)
Weighted average number of ordinary shares outstanding used in computing loss per share
Basic and Diluted*	105,556,509	104,766,463

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 15).

SCAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid- in	Accumulated	Accumulated other comprehensive	Total shareholders’ deficit attributable to Scage International	Non-controlling	Total shareholders’
	Shares*	Amount	capital	Deficit	income	Limited	Interests	deficit
		US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2023	104,766,463	1,048	-	(19,603,513)	1,212,694	(18,389,771)	(165,562)	(18,555,333)
Net loss	-	-	-	(2,644,038)	-	(2,644,038)	(117,590)	(2,761,628)
Foreign currency translation adjustment	-	-	-	-	(444,833)	(444,833)	(5,765)	(450,598)
Balance as of December 31, 2023	104,766,463	1,048	-	(22,247,551)	767,861	(21,478,642)	(288,917)	(21,767,559)

	Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’ deficit attributable to Scage International	Non-controlling	Total shareholders’
	Shares*	Amount	Capital	Deficit	income	Limited	Interests	deficit
		US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2024	104,766,463	1,048	-	(27,269,342)	1,269,726	(25,998,568)	(279,162)	(26,277,730)
Net loss	-	-	-	(3,950,799)	-	(3,950,799)	(62,324)	(4,013,123)
Proceeds from Private Investment in Public Equity (“PIPE”)	3,442,342	34	19,999,966	-	-	20,000,000	-	20,000,000
Financing cost of PIPE	-	-	(1,400,000)	-	-	(1,400,000)	-	(1,400,000)
Equity repurchase from non-controlling interests	-	-	(121,334)	-	-	(121,334)	121,334	-
Foreign currency translation adjustment	-	-	-	-	199,031	199,031	(41,776)	157,255
Balance as of December 31, 2024	108,208,805	1,082	18,478,632	(31,220,141)	1,468,757	(11,271,670)	(261,928)	(11,533,598)

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 15).

SCAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Six Months Ended December 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,013,532)	$(2,761,628)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-downs for inventory	93,451	271,102
(Reversal of)/Provision for credit losses	(36,801)	138,287
Reserve for warranty costs	318,228	98,231
Depreciation of property and equipment	156,544	199,552
Amortization of right-of-use assets	79,636	113,642
Amortization of debt issuance costs	32,149	74,592
Loss on disposal of property and equipment	25,339	4,027
Impairment of long-lived assets	49,180	-
Changes in operating assets and liabilities
Accounts receivable	(4,144,022)	(1,479,695)
Inventories	28,897	(232,884)
Amount due from related parties	8,639	233,163
Prepaid expenses and other current assets	(245,538)	(441,616)
Operating lease liabilities	(33,596)	(119,768)
Accounts payable	5,863,877	(136,199)
Contract liabilities	(18,678)	(166,356)
Amounts due to related parties	(9,130)	16,167
Accrued expenses and other payables	99,479	90,709
Net cash used in operating activities	(1,745,878)	(4,098,674)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,436)	(6,039)
Proceeds from disposal of property and equipment	16,721	-
Purchase of long-term investments	(20,000,000)	-
Collection of loans to third parties	68,793	-
Loans to third parties	(694,417)	-
Net cash used in investing activities	(20,614,339)	(6,039)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	3,622,835	7,049,359
Repayments of short-term bank loans	(4,626,082)	(2,349,047)
Proceeds from PIPE	20,000,000	-
Proceeds from issuance of convertible redeemable preferred shares	-	889,816
Loans provided by third parties	2,000,000	-
Repayment of loans provided by third parties	(13,934)	-
Loans provided by related parties	599,131	-
Repayment of loans provided by related parties	(488,909)	(250,183)
Payments for listing expenses	(58,476)	(277,069)
Payments for issuance costs of short-term borrowings and convertible debt	-	(64,965)
Net cash provided by financing activities	21,034,565	4,997,911

Effect of exchange rate changes	8,667	28,756

Net (decrease)/increase in cash and restricted cash	(1,316,985)	921,954

Cash and restricted cash, at beginning of the period	1,984,374	1,075,989
Cash and restricted cash, at end of the period	$667,389	$1,997,943

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash	667,389	1,990,901
Restricted cash	-	7,042
Total cash and restricted cash	$667,389	$1,997,943

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	$-	$-
Interest paid	$127,580	$79,808
Cash paid for amounts included in the measurement of lease liabilities	$34,149	$112,329

NON-CASH FINANCING ACTIVITIES
Accrued payable for issuance costs of PIPE	$1,400,000	$-

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Scage International Limited (“Scage”, or the “Company”) was incorporated under the laws of the Cayman Islands on December 16, 2021. The Company through its main subsidiary Nanjing Scage Automobile Technology Co., Ltd. (“Scage Nanjing”) and Scage Nanjing’s consolidated subsidiaries primarily engages in the development and commercialization of heavy-duty new energy vehicle trucks (“NEV”), and e-fuel solutions in the People’s Republic of China (“PRC” or “China”).

VVS International Limited (“Scage BVI”), which is 100% owned by the Company, was incorporated in British Virgin Islands (the “BVI”) on December 21, 2021. Scage BVI is an investment holding company with no operations.

Scage (Hong Kong) Limited (“Scage HK”), which is 100% owned by the Company through Scage BVI, was incorporated in Hong Kong on January 3, 2022. Scage HK is an investment holding company with no operations.

Reorganization

In preparation for listing in a stock market of the United States, the Company undertook a reorganization (“Reorganization”) through the following steps:

-	On September 22, 2023, Scage HK, the Company’s wholly owned subsidiary, acquired 100% equity interests of Nanjing Xinneng Hydrogen Automotive Technology Co., Ltd. (“Scage WFOE”);

-	On October 24, 2023, Scage WFOE and Scage HK acquired 73.55% and 26.45% equity interest of Scage Nanjing, and the Company indirectly controlled Scage Nanjing and its subsidiaries.

The Company and its subsidiaries (“the Group”) resulting from the reorganization have always been under the common control of the same majority shareholders group before and after the reorganization, as described above, which was accounted for as a recapitalization. The consolidation of the Group has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intercompany transactions.

The details of the Company’s primary subsidiaries are as follows:

Name	Controlled by	Date of Incorporation	Percentage of Effective Ownership	Principal Activities
Scage BVI	The Company	December 21, 2021	100%	Investment holding
Scage HK	Scage BVI	January 3, 2022	100%	Investment holding
Scage U.S. Corporation (“Scage US”)	Scage HK	February 21, 2024	100%	Investment holding
Scage WFOE	Scage HK	December 1, 2021	100%	Investment holding
Scage Nanjing	Scage WFOE	June 3, 2019	100%	Research and development of new energy vehicle technology, electronic devices and machinery; wholesale and retail of new energy vehicle, production and testing equipment, auto parts, electronic devices; vehicle rental, etc.
Nanjing Scage Intelligent Technology Co., Ltd. (“Scage Intelligent Nanjing”)	Scage Nanjing	May 17, 2021	100%	Vehicle rental, propose to engage in vehicle research and development, trial production, road test and other services and to cooperate with other entities on research and development according to the operation needs in the future

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Controlled by	Date of Incorporation	Percentage of Effective Ownership	Principal Activities
Scage (Beijing) Automotive Technology Co., Ltd. (“Scage Beijing”)	Scage Nanjing	April 12, 2021	100%	No actual operation, propose to engage in research and development of battery in the future
Scage (Shanghai) New Energy Technology Co., Ltd. (“Scage Shanghai NET”)	Scage Nanjing	July 13, 2021	51%	No actual operation, propose to engage in new energy business in the future
Scage (Shanghai) Hydrogen Energy Technology Co., Ltd. (“Scage Shanghai HET”)	Scage Nanjing	August 10, 2021	69.5%	Solid oxide electrolyzer and clean energy system development, renewable energy system and integrated energy system solution design and development in the future
Xinjiang Scage Chuangyuan Automobile Technology Co., Ltd. (“Scage Xinjiang”)	Scage Nanjing	May 20, 2021	100%	Vehicle wholesale and retail
Hunan Scage Automobile Technology Co., Ltd. (“Scage Hunan”)	Scage Nanjing	December 20, 2021	51%	No actual operation, propose to engage in vehicle wholesale and retail in the future
Beijing Scage Future Automobile Co., Ltd. (“Scage Future Beijing”)	Scage HK	December 13, 2023	96%	No actual operation, propose to engage in new energy business in the future

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended June 30, 2024 and 2023. The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results, and cash flows for the periods presented. Operating results for the interim period ended December 31, 2024 are not necessarily indicative of the results that may be expected for the full year or any future periods. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended June 30, 2024 and 2023.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)	Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interest is presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Group. For the Company’s unaudited condensed consolidated financial statements for the six months ended December 31, 2024 and 2023, non-controlling interests represent the minority shareholders’ 31% equity interests in one subsidiary, Scage Shanghai HET, and the minority shareholders’ 49% equity interests in the subsidiaries including Scage Hebei, Scage Shanghai NET, Scage Sichuan, and Scage Hunan. Non-controlling interest’s operating results are presented on the unaudited condensed consolidated statements of operations and comprehensive loss as an allocation of the total loss for the periods to six non-controlling shareholders (of which are five corporate non-controlling shareholders and one individual non-controlling shareholder).

(d)	Redeemable non-controlling interests

Redeemable non-controlling interests represent redeemable equity interests issued by the Group’s subsidiary to certain investor, and have been classified as mezzanine noncontrolling interests in the unaudited condensed consolidated financial statements as these redeemable interests represent a put option that gives investors the right to put the interest of the Group’s subsidiary for certain rate of return within the following two years. Pursuant to ASC 480-10, the investment is currently redeemable, but not mandatorily redeemable because of the uncertainty related to whether the holder will elect redemption. The process of adjusting non-controlling interests to its redemption value should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810. The carrying amount of non-controlling interests will equal the higher of (i) its initial fair value adjusted by accumulated earnings/losses associated with the non-controlling interest or (ii) the redemption value as of the balance sheet date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

(e)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and the reported revenues and expenses during the reported periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may result in revised estimates. Management bases its estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates include, but not limited to, the provision for expected credit losses, estimates for inventory write-downs and warranty reserve.

(f)	Foreign currency translation and transaction

The Group uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities is Renminbi (“RMB”) as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

The unaudited condensed consolidated statements of operations and comprehensive loss and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)	Foreign currency translation and transaction (cont.)

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated statements of changes in shareholders’ deficit. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	As of December 31,	As of June 30,
Balance sheet items, except for equity accounts	2024	2024
US$ against RMB	7.2993	7.2672

	For the six months ended December 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2024	2023
US$ against RMB	7.1767	7.2347

(g)	Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit losses.

Accounts receivable are recognized in the period when the Group has provided products and services to its customers and when its right to consideration is unconditional. On July 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Group uses aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis, and applying current situation adjustment. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of July 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted.

There were and nil and US$74,129 provision for expected credit losses for the six months ended December 31, 2024 and 2023, respectively.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)	Long-term investments

The Group’s long-term investments are equity securities.

For investments that 1) are equity instruments in legal form, 2) lack a substantive redemption right, and 3) meet the definition of securities under ASC 320-10-20, those investments are accounted for as equity securities in accordance with Investments—Equity Securities (Topic 321).

Those equity securities do not have readily determinable fair value pursuant to ASC 321-10-20 as their prices are not publicly available on a registered exchange, a comparable foreign market, or for mutual funds/structures with published values. For equity securities qualified for net asset value practical expedient (“NAV practical expedient”) in Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”), the Group estimates fair value using the net asset value per share (or its equivalent) of the investment. For equity securities do not qualify for NAV practical expedient, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC 321-10-35. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Group makes assessments at each reporting period and if the assessment indicates that the fair value of the investment is less than the NAV, the investment in equity securities will be written down to its fair value, with the difference between the fair value and the NAV of the investment as an impairment loss recognized through net income (loss) and recorded in the consolidated statements of operations and comprehensive loss.

The Group evaluates each individual investment periodically for impairment.

For investments where the Group has the intention to sell or it is more likely than not before recovery of the amortized cost basis, an impairment is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss.

For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the unaudited condensed consolidated balance sheet with corresponding adjustment in the unaudited condensed consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

(i)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the market approach. For the six months ended December 31, 2024 and 2023, there were US$49,180 and nil impairment of long-lived assets, respectively.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)	Revenue recognition

The Group generates revenues from the sales of NEVs and components, provision of vehicle modification services, and leasing of NEVs.

The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply these five steps:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

(i)	Revenues from the sales of NEVs and components

The Group sells NEVs and related components to its customers. There are three types of contracts for sales of NEVs and components, including: 1) type i contract for supplies of standard NEVs only, 2) type ii contract for supplies of components only, and 3) type iii contract for supplies of both NEVs and components.

The Group determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Group’s commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

The Group has identified a single performance obligation for type i and ii contracts, and identified two separate performance obligations for the type iii contracts with supplies of both NEVs and components. For contracts with multiple performance obligations, the Group allocates the contract price to each distinct performance obligation based on its identifiable standalone selling price. The Group recognizes revenue at a point of time when the Group satisfies the performance obligations to transfer the NEVs and/or components to the designated place.

The Group considers itself the principal as it is primarily responsible for fulfilling the promise of providing the products, establishing the transaction price with customers and bearing the inventory risk before the control of products are transferred. Therefore, such revenues are reported on a gross basis. For certain components purchased on behalf of the customer from the designated vendor, the corresponding revenues are reported on a net basis.

In alignment with industry standards, the Group provides warranty coverage for its range of NEV and components, ensuring their operational integrity and reliability. Warranty periods are determined based on the specific product sold, with coverage extending for a defined number of years or miles, whichever comes first. Customers do not have the option to purchase the warranty separately. In addition, warranty periods provided by the Group are in line with the industry practice. Therefore, the warranty is intended to safeguard the customer against existing defects and does not provide any incremental service to the customer. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation.

(ii)	Provision of vehicle modification services

The Group provides vehicle modification services for NEVs according to customers’ requirements. The Group has identified the single performance obligation as the customer can benefit from the contract only after the NEVs of the customer were customized upon demand. Revenues related to modification services are recognized over the service periods according to ASC 606-10-25-27, as the promise of modification does not create the NEV with an alternative use to the Group. The Group considers itself as the principal for transactions that it is in control of establishing the transaction price, and it is responsible for fulfilling the promise of performing the modification. Therefore, such revenues are reported on a gross basis.

The Group also provides warranty for provision of vehicle modification services for a defined number of years or miles, whichever comes first. Customers do not have the option to purchase the warranty separately, nor does the warranty provide a service in addition to assurance. In addition, warranty periods provided by the Group are in line with the industry practice. Therefore, the Group does not consider the promise to provide warranty assurance for Provision of vehicle modification services as a separate performance obligation.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(iii)	Revenue from leasing of NEVs

During the six months ended December 31, 2024, the Group entered into several short-term lease agreements to lease one of its vehicles to a third party, with a daily payment of US$167 (RMB1,200). The Group assesses the service for vehicle leasing arrangements under ASC Topic 842, “Leases (“ASC 842”)”, which is excluded from the scope of ASC Topic 606. The lease was classified as an operating lease and the lease income is recognized over the leased terms on a straight-line basis. The lease income was US$6,955 and nil for the six months ended December 31, 2024 and 2023, respectively.

The following table disaggregates the Group’s revenue for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
Net revenues:
Sales of NEVs and components	$7,040,993	$3,248,166
Provision of vehicle modification services	99,720	-
Leasing of NEVs	6,955	-
Total	$7,147,668	$3,248,166

The following table disaggregates the Group’s revenue recognized on gross basis versus net basis for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
Gross basis	$7,147,668	$3,212,107
Net basis	-	36,059
Total	$7,147,668	$3,248,166

The following table presents revenue classified by timing of revenue recognition for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
Point in time	$7,040,993	$3,248,166
Over time	106,675	-
Total	$7,147,668	$3,248,166

Contract Balances

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and June 30, 2024, the Group had no contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances. Contract liabilities of US$121,758 as of June 30, 2024 were recognized as revenues for the six months ended December 31, 2024. Contract liabilities of US$576,459 as of December 31, 2024 were expected to be recognized as revenues in the following twelve months.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Warranty liabilities

The Group provided a manufacturer’s standard warranty on all vehicles and components sold. The Group accrued a warranty reserve for the vehicles sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of sales in the unaudited condensed consolidated statements of operations and comprehensive loss.

Accordingly, standard warranty is accounted for in accordance with ASC 460, “Guarantees”. For the six months ended December 31, 2024 and 2023, the Group did not generate revenues from extended lifetime warranty services.

(l)	Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended December 31, 2024 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

●	Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value.

Short-term financial instruments of the Group primarily consist of cash, restricted cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other payables. As of December 31, 2024 and June 30, 2024, the carrying amounts of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Fair value measurement on a recurring basis

The Group measures its equity investment with readily determinable fair value at its quoted price in active markets.

For equity securities without readily determinable fair value at its quoted price in active markets, as a practical expedient, the Group uses NAV or its equivalent to measure the fair value of its fund investments which the Group does not have the ability to exercise significant influence. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are private equity funds.

The following table presents the fair value hierarchy for the Group’s assets that are measured and recorded at fair value on a recurring basis:

		Fair value measurement at reporting date using
	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV practical expedient
Assets
Long-term Investment
Equity securities - Matrix	15,100,000	-	-	-	15,100,000
Equity securities – AK Global	4,900,000	-	-	-	4,900,000
Total	20,000,000	-	-	-	20,000,000

Fair value measurement on a non-recurring basis

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n)	Concentration and credit risk

Credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024 and June 30, 2024, the Group had cash and restricted cash of US$667,389 and US$1,984,374 substantially in financial institutions in the PRC. Each bank provides deposit insurance with the maximum limit of US$68,500 (RMB500,000) to each of the Company’s subsidiaries which has an associated account(s) in that bank. As of December 31, 2024 and June 30, 2024, US$271,727 and US$284,453 of the Company’s bank accounts are insured by the deposit insurance fund management institution that established by the People’s Bank of China. To limit the exposure to credit risk relating to deposits, the Group primarily places deposits with large financial institutions in China which management believes are of high credit quality and the Group also continually monitors their credit worthiness.

The Group’s operations are carried out in China. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, as well as by the general state of the PRC’s economy. In addition, the Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, among other factors.

Foreign currency risk

Substantially all of the Group’s revenues and expenses and assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Concentration risks

Accounts receivable is typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. Refer to Note 19 for details.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group expects the adoption of this ASU will not have a material effect on the consolidated financial statements, but will result in certain additional disclosures as required by the revised ASU.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. This ASU will result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

In November 4, 2024, the FASB has released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

3.	GOING CONCERN

The Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued. The Group has incurred losses and negative operating cash flows since its inception. The Group incurred net losses of US$4,013,532, US$5,980,776 and US$6,618,209 for the six months ended December 31, 2024, and for the years ended June 30, 2024 and 2023, respectively. Net cash used in operating activities were US$1,745,878, US$6,223,797 and US$4,892,650 for the six months ended December 31, 2024, and for the years ended June 30, 2024 and 2023, respectively. The accumulated deficit amounted to US$31,220,141 and US$27,269,342 as of December 31, 2024 and June 30, 2024, respectively. As of December 31, 2024, the Group had a working capital deficit of US$7,339,176. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

The Group has funded its operations from both operational sources of cash and equity and debt financing. The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on financial institutions. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2024 and June 30, 2024, the Group had cash and restricted cash of US$667,389 and US$1,984,374, respectively. The Group plans to improve its liquidity through mitigation plans including: 1) enlarging its production to increase the cash inflow from operating activities; 2) pursuing to obtain financial support from credit facilities and equity financing, and 3) improving operating efficiency and cost reduction. There can be no assurances, however, that the current mitigation plans will be achieved or that additional funding will be available on terms acceptable to the Group, or at all. If the Group is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

On August 21, 2023, the Group entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Finnovate Acquisition Corp (“Finnovate”), a British Virgin Islands business company listed on NASDAQ as a special purpose acquisition company (“SPAC”).

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the unaudited condensed consolidated financial statements. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Group’s ability to continue as a going concern exists. The unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Accounts receivable	$6,150,782	$2,085,535
Less: Provision for credit losses	(79,186)	(79,535)
Accounts receivable, net	$6,071,596	$2,006,000

As of December 31, 2024, the Group has pledged accounts receivable in total of US$303,993 (RMB2,218,934) owned or entitled to dispose of by law as the pledged assets to provide guarantee for the short-term loan contracts of US$1,369,994 (RMB10,000,000) signed with China Everbright Bank (Note 10).

Provisions for credit losses of nil and US$74,129 were recorded for the six months ended December 31, 2024 and 2023, respectively.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

5.	INVENTORIES

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Raw materials	$368,892	$548,774
Work in progress	883,047	362,789
Finished goods	258,642	755,159
Total inventories	$1,510,581	$1,666,722

Inventory write-downs of US$93,451 and US$271,102 were recorded for the six months ended December 31, 2024 and 2023, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of December 31,	As of June 30,
	2024	2024
Loans to third parties(1)	$1,904,127	$1,409,774
Advances for raw materials	532,738	581,478
Deductible input VAT	421,370	424,624
Advances for services	410,895	122,987
Loans to Finnovate Sponsor L.P.	276,364	169,844
Loans to Finnovate Acquisition Corp.(2)	210,000	200,000
Staff advances	32,121	42,050
Deposits	12,265	30,944
Others	115,568	81,498
Gross amount	3,915,448	3,063,199
Less: Provision for credit losses	(183,053)	(206,168)
Total prepaid expenses and other current assets, net	$3,732,395	$2,857,031

(1)	Loans to third parties represents interest free loans provided to third parties. All of the loans shall be repaid within 1 year since the payment date of each loan, and will be due between July 2024 and September 2025. Since July 2023, the Group has provided multiple non-interest-bearing loans to a couple of third-party borrowers (“the Borrowers”), who are business partners of 3A Partners Limited, an affiliate of a consultant of Finnovate Acquisition Corp. (“Finnovate”). Finnovate is a party to the Business Combination Agreement entered into by the Company, Finnovate, and other parties on August 21, 2023 (the “Scage Business Combination Agreement”). In April, 2025, the Group entered into Extension Agreements with the Borrowers, in which the Group has agreed to extend the maturity date to within one month after the closing of an initial Business Combination for the outstanding loans due before April 30, 2025.

The aggregate balance was US$1,904,127 and US$1,409,774 as of December 31, 2024 and June 30, 2024. In order to facilitate the business combination, the Borrowers utilized the funds to support the financial needs of Sunorange Limited, who is the general partner of the sponsor of Finnovate. Sunorange Limited is a third-party to Scage.

(2)	On January 26, 2024, the Company accepted an unsecured promissory note (the “January 2024 Promissory Note”) in the aggregate principal amount of up to US$1,500,000 from Finnovate, for the Finnovate’s working capital needs. The January 2024 Promissory Note does not bear interest and matures upon the earlier of the closing of an initial Business Combination by the Finnovate and the Finnovate’s liquidation. As of December 31, 2024 and June 30, 2024, the Company had US$210,000 and US$200,000 outstanding under the January 2024 Promissory Note.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The Group recognized reversal of provision for credit losses of US$22,588 and accrued provision for credit losses of US$64,075 for the six months ended December 31, 2024 and 2023, respectively. Reversal of provision for credit losses recognized for the six months ended December 31, 2024 were related to the recovery of other receivables for disposal of R&D purpose vehicles in property and equipment.

7.	LONG-TERM INVESTMENTS

Long-term investments are investment in equity securities.

In October 2024, the Group subscribed for US$4,900,000 (equivalent to 4.9% of total limited partnership interests) in AK Global Investment Limited Partnership Fund (“AK Global Fund”), which is structured under Hong Kong’s Limited Partnership Fund Ordinance and is primarily designed to achieve capital appreciation. The fund primarily invests in privately placed bonds without quotation in public markets. The investment was made in the form of limited partnership interests in AK Global Fund. The investment is subject to a ten-year lock-up period; however, early redemption may be permitted upon presentation of a bona fide commercial rationale and with the approval of the director of the fund.

Between September 2024 and November 2024, the Group invested a total of US$15,100,000 in Matrix Investment 2 SP (“Matrix Fund”), which is incorporated as a segregated portfolio fund and focus on achieving positive investment returns through diversified investments in asset classes including low-risk bonds and Exchange Traded Funds (“ETF”). The investment was made in the form of Class A participating shares of Matrix Fund. The investment is subject to a ten-year lock-up period; however, early redemption may be permitted upon presentation of a bona fide commercial rationale and with the approval of the fund manager.

Both investments are accounted for as equity securities in accordance with ASC 321. Neither of the investments have a readily determinable fair value, and qualify for the NAV practical expedient. Therefore, the Group applies NAV to measure the fair value of equity securities in accordance with ASC 820. There is no indication that both investments are probable of being sold at amounts different from NAV per share. For the six months ended December 31, 2024, fair value changes recognized for equity investments which were measured using NAV practical expedient were nil.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Vehicles	$1,367,107	$1,787,852
Machinery and equipment	508,919	476,924
Office and electronic equipment	116,793	115,029
Leasehold improvement	63,230	63,510
Software	11,311	11,361
Construction in Progress	-	3,553
Subtotal	2,067,360	2,458,229
Less: accumulated depreciation of property and equipment	(1,067,425)	(1,167,822)
Less: impairment charges of property and equipment	(123,752)	(199,670)
Total property and equipment, net	$876,183	$1,090,737

Construction in progress as of June 30, 2024 mainly represents the projects relate to modification of vehicles for exhibition and promotion purposes.

Depreciation expense was US$156,544 and US$199,552 for the six months ended December 31, 2024 and 2023, respectively.

Impairment charge was US$49,180 and nil for the six months ended December 31, 2024 and 2023, respectively.

9.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of December 31,	As of June 30,
	2024	2024
Professional service fees	$1,656,862	$251,912
Accrued employee payroll and welfare benefits	1,653,815	1,582,587
Warranty reserve	399,192	143,206
Interest payable	96,024	64,973
Rental fees payable	1,828	-
Loan from a third party	61,716	74,414
Other tax payable	22,823	-
Others	85,008	47,680
Total accrued expenses and other payables	$3,977,268	$2,164,772

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

10.	BORROWINGS

The borrowings as of December 31, 2024 and June 30, 2024 consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Short-term borrowings	$7,397,970	$8,421,400
Long-term borrowings	2,000,000	-
Total	$9,397,970	$8,421,400

As of December 31, 2024 and June 30, 2024, the short-term bank borrowings were for working capital and capital expenditure purposes. Details of the short-term bank borrowings as of December 31, 2024 are summarized as follows:

Lender	Term of loan		Interest Rate	Co-borrower	Guarantee	Pledged assets	Principal Amount (RMB)
China Everbright Bank	2024/2/1	2025/1/24	3.45%	-	Mr. Chao Gao	Accounts receivable owned or entitled to dispose of by law	7,000,000
China Everbright Bank	2024/8/14	2025/8/13	3.00%	-	Mr. Chao Gao	Accounts receivable owned or entitled to dispose of by law	3,000,000
Bank of China	2024/2/23	2025/2/20	3.05%	-	Mr. Chao Gao	Patents	10,000,000
Shanghai Pudong Development Bank	2024/6/28	2025/6/27	3.45%	-	Mr. Chao Gao	-	5,000,000
Shanghai Pudong Development Bank	2024/8/23	2025/8/23	3.30%	-	Mr. Chao Gao	-	5,000,000
The Agricultural Bank of China	2024/6/24	2025/6/16	3.25%	-	Mr. Chao Gao, Nanjing Zijin Financing Guarantee Co., LTD	-	5,000,000
The Agricultural Bank of China	2024/12/30	2025/3/29	2.90%	-	Mr. Chao Gao	-	5,000,000
Bank of Jiangsu	2024/9/30	2025/9/29	3.00%	-	Mr. Chao Gao	-	8,000,000
Bank of Nanjing	2024/6/7	2025/6/6	3.70%	-	Mr. Chao Gao	-	1,000,000
Bank of Nanjing	2024/12/2	2025/12/1	3.50%	-	Mr. Chao Gao	-	5,000,000

The short-term bank borrowings as of December 31, 2024 were primarily obtained from financial institutions with interest rates ranging from 2.90% to 3.70% per annum. The short-term bank loans as of June 30, 2024 were primarily obtained from financial institutions with interest rates ranging from 3.05% to 3.75% per annum. US$3,013,988 (equivalent to RMB 22,000,000) of the balance that were due as of the date the financial statement issued have been repaid by the Group subsequently.

Interest expense was US$134,966 and US$97,423 for the six months ended December 31, 2024 and 2023, respectively. The weighted average interest rates of short-term bank borrowings outstanding were 3.12% and 3.60% per annum as of December 31, 2024 and June 30, 2024, respectively.

Long-term borrowings as of December 31, 2024 were obtained from third parties. On July 15, 2024, the Group entered into loan agreements with third parties with a maturity period of two years and an annual interest rate of 1%. Interest expense was US$9,315 for the six months ended December 31, 2024.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

11.	LEASES

The Group has entered into various non-cancellable operating lease agreements for certain offices, factories and warehouses which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee. The Group does not have any sales-type or direct financing leases for the six months ended December 31, 2024 and 2023.

The balances for the operating leases are presented as follows within the unaudited condensed consolidated balance sheets:

	As of December 31,	As of June 30,
	2024	2024
Right-of-use assets	$204,062	$283,607

Lease liabilities – current	220,201	167,592
Lease liabilities – non-current	-	86,758
Total operating lease liabilities	$220,201	$254,350

The operating lease expense is recognized as cost of sales, selling, general and administrative expenses and research and development expenses.

	For the six months ended December 31,
	2024	2023
Operating leases expense excluding short-term lease expense	$84,645	$123,031
Short-term lease expense	64,589	12,594
Total	$149,234	$135,625

Supplemental information related to operating lease was as follows:

	For the six months ended December 31,
	2024	2023
Weighted-average remaining lease term	1.2	2.1
Weighted-average discount rate	4.65%	4.63%
Cash paid for amounts included in the measurement of lease liabilities	$34,149	$112,329

There was no addition of operating lease assets for the six months ended December 31, 2024 and 2023.

As of December 31, 2024, the maturities of the Group’s operating lease liabilities are as follows:

For the year ending June 30	Amount
2025	$136,813
2026	87,385
Total minimum lease payment	224,198
Less: interest	(3,997)
Present value of lease obligation	$220,201

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

12.	CONVERTIBLE DEBTS

The balance of convertible debts as of December 31, 2024 and June 30, 2024 consisted of the following:

	As of December 31,	As of June 30,
	2024	2024
Debt from Shenzhen Deju	$869,261	$873,101
Less: Debt issuance costs	-	(1,098)
Total convertible debt, current	$869,261	$872,003

Debt from Shenzhen Deju

In December 2021, the Group entered into a debt agreement with Shenzhen Deju Brothers No.2 Enterprise Management Partnership (“Shenzhen Deju”), and received US$869,261 (RMB6,345,000) cash in January 2022. Pursuant to which Shenzhen Deju would provide US$869,261 (RMB6,345,000) of debt which can be converted into 755,383 shares of Series A Convertible Redeemable Preferred Shares at US$1.18 per share in the form of warrant at Shenzhen Deju’s request. The warrant in nature is a conversion option of the debt, which can be exercised once Shenzhen Deju completes the foreign exchange registration procedures for Overseas Direct Investment (“ODI”) under State Administration for Foreign Exchange (“SAFE”) requirements. The debt must be repaid by the Group to Shenzhen Deju in full either in cash or in certain amount of Series A Convertible Redeemable Preferred Shares converted at US$1.18 per share upon maturity date.

The Group is obligated to pay interests at 3% simple interest per annum accrued from the remittance date to the earlier maturity date of: (i) ten years after Shenzhen Deju remitting the debt, or (ii) two months after the Shenzhen Deju exercising the warrant. On February 13, 2023, the Group entered into a settlement agreement with Shenzhen Deju, pursuant to which the maturity date was amended to the earlier of (i) October 1, 2023, or (ii) two months after Shenzhen Deju exercising the warrant. And Shenzhen Deju had the option (i) to require the Group to repay the principal amount of the debt plus interest or (ii) to convert to Series A convertible redeemable preferred shares, before the maturity date.

On August 30, 2023, the Group signed the second settlement agreement with Shenzhen Deju, which extended the maturity date to June 30, 2024, on the assumption that the Group would get listed by June 30, 2024. On July 3, 2024, the Group signed the third settlement agreement with Shenzhen Deju, which extended the maturity date to August 31, 2024, on the assumption that the Group would get listed by August 31, 2024. On August 27, 2024, the Group signed the fourth settlement agreement with Shenzhen Deju, which extended the maturity date to September 30, 2024. On October 2, 2024, the Group signed the fifth settlement agreement with Shenzhen Deju, which extended the maturity date to October 31, 2024. On March 25, 2025, the Group signed the sixth settlement agreement with Shenzhen Deju, which extended the maturity date to April 30, 2025. On April 24, 2025, the Group signed the seventh settlement agreement with Shenzhen Deju, which extended the maturity date to May 31, 2025.

Accounting for the debt with a conversion option in the form of warrant

The Group determined that the above warrant issued to Shenzhen Deju is not freestanding financial instruments, which in nature is a conversion option of the debt, as the debt must be repaid by the Group to Shenzhen Deju in full either in cash or in certain amount of Series A Convertible Redeemable Preferred Shares converted at US$1.18 per share upon maturity date. The combined instruments issued to Shenzhen Deju is substantially equivalent to convertible debt.

The Group accounted for the convertible debt as a liability, which is subsequently stated at amortized cost with any difference between the initial carrying value and the debt issuance costs using the effective interest method over the period from the issuance date to the maturity date. The payment of interest is contingent upon the occurrence of certain conditions. The Group only accrues interest when conditions are considered probable. The amendments on extension of maturity date was not accounted for debt extinguishment, as the cash flow effect resulting from the changed terms on a present value basis is less than 10 percent, and the modification on the debt instrument is not considered to be substantially different.

The unamortized debt issuance costs of nil and US$1,098 were presented as a direct deduction from the principal amount of the convertible debt in the unaudited condensed consolidated balance sheets as of December 31, 2024 and June 30, 2024.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Group completed several rounds of equity financing as follows:

Series Angel

In December 2020, two investors (“Series Angel Investors”) and the Group entered into Series Angel convertible redeemable preferred shares (“Series Angel Convertible Redeemable Preferred Shares”) investment agreement, with the aggregate investment amount of US$2,652,066 (RMB17,250,000) at US$0.19 per share for 13,613,762 shares in aggregate.

Series Pre-A

In April 2021, six investors and the Group entered into Series Pre-A convertible redeemable preferred shares (“Series Pre-A Convertible Redeemable Preferred Shares”) investment agreement, with the aggregate investment amount of US$5,903,423 (RMB38,000,000) at US$0.47 per share for 12,495,712 shares in aggregate. In June 2021, the Group, one of six investors and a new investor signed the transfer of shareholding agreements, where one of the six investors transferred a portion of its investment, 1,308,732 shares (equivalent to the investment amount of US$608,705 (RMB4,000,000) to the new investor (seven investors collectively “Series Pre-A Investors”). This is considered as equity transaction between the former shareholder and the new investor; no accounting impact to the consolidated financial statement of the Group as a result of such transaction. During the year ended June 30, 2023, the Group received proceeds of US$77,634 (RMB520,000) from Series Pre-A Convertible Redeemable Preferred Shares, and since then all the receivables for Series Pre-A convertible redeemable preferred shares has been collected.

Series A

In September 2022, the Group entered into Series A convertible redeemable preferred shares (“Series A Convertible Redeemable Preferred Shares”) investment agreement with Gongqingcheng Lanyan and three new investors (“Series A Investors”), with the aggregate investment amount of US$6,010,445 (RMB42,690,000) at US$1.18 per share for 5,082,112 shares, and US$716,947 (RMB5,100,000) out of this total investment amount was provided by Gongqingcheng Lanyan through conversion of the debt of US$716,947 (RMB5,100,000) from Gongqingcheng Lanyan. During the years ended June 30, 2024 and 2023, the Group received proceeds of US$889,816 (RMB6,345,000) and US$4,398,320 (RMB31,000,000) from Series A Convertible Redeemable Preferred Shares investors, and the receipt of this proceed reduced the balance of receivables for Series A convertible redeemable preferred shares.

As of December 31, 2024 and June 30, 2024, the above issued convertible redeemable preferred shares (“Convertible Redeemable Preferred Shares”) in the unaudited condensed consolidated balance sheets were stated at the redemption value, net of the unreceived investment amount of US$732,262 and US$735,496, respectively. Receivables for convertible redeemable preferred shares as of December 31, 2024 represent investment from one Series A Investors who signed investment agreements in September 2022, for which the corresponding 755,383 Series A convertible redeemable preferred shares have been issued.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the six months ended December 31, 2024 and 2023:

	Series Angel	Series Pre-A	Series A
	Convertible	Convertible	Convertible
	Redeemable	Redeemable	Redeemable
	Preferred	Preferred	Preferred
Mezzanine Equity	Shares	Shares	Shares	Total
Balance as of June 30, 2023	$3,568,326	$7,860,659	$7,218,706	$18,647,691
Proceeds from Series Pre-A Convertible Redeemable Preferred Shares	-	-	889,816	889,816
Foreign exchange adjustment	76,092	167,623	157,792	401,507
Balance as of December 31, 2023	$3,644,418	$8,028,282	$8,266,314	$19,939,014

	Series Angel	Series Pre-A	Series A
	Convertible	Convertible	Convertible
	Redeemable	Redeemable	Redeemable
	Preferred	Preferred	Preferred
Mezzanine Equity	Shares	Shares	Shares	Total
Balance as of June 30, 2024	$3,560,518	$7,843,461	$8,076,013	$19,479,992
Foreign exchange adjustment	(15,658)	(34,493)	(35,516)	(85,667)
Balance as of December 31, 2024	$3,544,860	$7,808,968	$8,040,497	$19,394,325

Key terms of the convertible redeemable preferred shares are as follows:

Conversion

Each convertible redeemable preferred shares shall be convertible, at the option of the holder thereof, to such number of ordinary shares on a one-for-one basis at any time after the issue date. The initial conversion price is the issuance price of convertible redeemable preferred shares, subject to adjustment for (1) share splits and combinations, (2) ordinary share dividends and distributions, (3) other dividends, (4) reorganizations, mergers, consolidations, reclassification, exchange, and substitution, and (5) for dilutive issuance.

Each preferred share shall automatically be converted into ordinary shares, based on the then-effective conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of the closing of (a) the Qualified IPO, or (b) the date specified by written consent or agreement of holders within each round of Convertible Redeemable Preferred Shares holding 50% or more of the issued and outstanding Convertible Redeemable Preferred Shares.

Qualified IPO is defined as a firm commitment underwritten public offering of the shares of the Company or the Group in a PRC or international stock exchange (including Shanghai Stock Exchange, Shenzhen Stock Exchange, Beijing Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange (NYSE) and NASDAQ Stock Exchange.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Redemption

Upon the occurrence of any of following circumstances (“Redemption Triggering Event”):

(a)	prior to December 31, 2025 (or such later date as agreed), the Company (i) fails to complete a qualified IPO; (ii) a security regulatory authority (including but not limited to the securities regulatory commission, the stock exchange, etc.) decides not to approve the initial public offering of the Company or the Company withdraws such application; or (iii) the occurrence of a substantial obstacle to the consummation of the Qualified IPO that the certified accountants appointed by the Company are unable to issue an unqualified audit report;

(b)	any material breach of representation, warranties, obligation or agreement as set forth in the Shareholder Agreement, the Share Purchase Agreement and the Memorandum and Articles by any of the Mr. Chao Gao and his holding companies (collectively, the “Founder Parties”), which results in a substantial loss to the Company and/or the shareholders of ordinary shares and convertible redeemable preferred shares (collectively, “Investor”);

(c)	material integrity issue of the Founder Parties or any employees or member of the senior management directly or indirectly hold any shares of the Company, including the existence of off-book income of the Group Companies beyond the acknowledgement of the Investor, the material internal control leak of the Group Companies which is intentionally caused by the Founder Parties, the occurrence of which has or will result in substantial loss of the Company and/or the Investor;

(d)	the redemption of shares of other shareholders of the Company by the Group or the Founder Parties;

(e)	the Founder Parties no longer devote major of their attention to the operation of the Group Companies, including the resignation from the Group Companies, being appointed by other companies engaging in a business which in competition with the Business of the Group Companies, or participant, operate or invest in the companies which are in competition with the Group Company (other than the circumstance that the Investor have already known and approved);

(f)	other circumstances result in the change of the ultimate controlling shareholder of the Company;

(g)	the main business of the Group is forbidden by applicable laws and regulations, or the alter of main business without approval of Investors;

(h)	any unclear, lost, infringement of third parties’ legal rights arising out of or relating to the core techniques and intellectual property which results in a material or substantial loss to the Company;

(i)	unless otherwise agreed by the Investors, the dismission or breach of the undertake of full-time work or the non-competition agreement over half of the key employees.

After the occurrence of the Redemption Triggering Event, each holder of the Convertible Redeemable Preferred Shares has the right to request for the redemption of part or all of the Convertible Redeemable Preferred Shares held by them. The redemption is exercised in the sequence of Series A Convertible Redeemable Preferred Share, Series Pre-A Convertible Redeemable Preferred Share, and Series Angel Convertible Redeemable Preferred Share.

Redemption value (“Redemption Value”) with respect to each Series A Convertible Redeemable Preferred Share, Series Pre-A Convertible Redeemable Preferred Share, and Series Angel Convertible Redeemable Preferred Share, shall equal the sum of 150% of the issue price corresponding to each series of the convertible redeemable preferred share, plus all declared but unpaid dividends.

Liquidation Preference

In the event of any liquidation events of the Company, the investor shall have the right to require the Company, after the payment of remuneration and welfare of employee, tax, and unpaid debt, to pay the liquidation amount to the Investor prior to founder party and any other ordinary shareholders of the Company. Liquidation events include: (i) the dissolution, insolvency, winding up, or liquidation of the Company under applicable laws and regulations; (ii) any merger or acquisition of the Company, in which all shareholders then together hold less than 50% equity interest in the Company or the survival entity; (iii) any substantial sale of all or major assets of Company, or any substantial sale or exclusive license of all intellectual property of the Company.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The liquidation preference is exercised in the sequence of Series A Preferred Shares, Series Pre-A Preferred Shares, and Series Angel Preferred Shares. Upon the occurrence of liquidation events, the holders of Preferred Share shall be entitled to receive the liquidation amount (“Liquidation Amount”) equal to 100% of the original purchase price of Convertible Redeemable Preferred Shares, plus the annual interest of 12% of the original purchase price and plus all declared but unpaid dividends on each Preferred Share. If the assets of the Company are insufficient to make payment of the 100% investment amounts to the holders of convertible redeemable preferred shares, the holders of Convertible Redeemable Preferred Shares are entitled to the amounts ratably in proportion to the full amount to which the holders are entitled. After the full payment of the Liquidation Amount as defined above, the remaining assets and the proceeds available for distribution shall be distributed among all shareholders of the Company pro rata to their then share proportion at the time of the liquidation.

Dividends

Each holder of a Preferred Share shall be entitled to receive dividends, in pari passu with each holder of any other class or series of Shares of the Company. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividend was declared or accrued for the six months ended December 31, 2024 and 2023.

Voting Rights

The holder of a Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Convertible Redeemable Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company’s members entitled to vote. Each series of Convertible Redeemable Preferred Shares are allowed to vote separately with respect to any matters.

Accounting for the Convertible Redeemable Preferred Shares

The Group has classified the convertible redeemable preferred shares as mezzanine equity as these Convertible Redeemable Preferred Shares are contingently redeemable upon the occurrence of an event not solely within the control of the Group. Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. In addition, the Group adjusts changes in the redemption value of the convertible redeemable preferred shares based on the 150% of the original purchase price of each series of Convertible Redeemable Preferred Shares, as defined in the Redemption Value. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

14.	REDEEMABLE NON-CONTROLLING INTERESTS

On January 23, 2024, Beijing Scage Future Automobile Co., Ltd. (“Beijing Scage Future”), entered into a shareholder agreement (“Shareholder Agreement”) with Qingdao Guodao Yinsheng No. 3 Venture Capital Fund Partnership (L.P.) (“Guodao”), in which Guodao will inject US$4,225,412 (RMB30,000,000) for 6% equity interests of Beijing Scage Future. On April 2, 2024, Beijing Scage Future received US$2,765,487 (RMB20,000,000) from Guodao. On May 20, 2024, the Industrial and Commercial Registration process for the transfer of the 4% equity interests, corresponding to the investment amount received, has been completed, and thereafter, Guodao has become a non-controlling interest shareholder of Beijing Scage Future. The investment from Guodao is also subject to the below redemption terms:

Redemption right

Within two years from the Shareholder Agreement and related documents being legally signed, Guodao has the right to choose whether to redeem the investment in either one of the redemption mechanisms as stated below.

Redemption Mechanisms

(a)	Cash Redemption: When Guodao exercises its redemption right, Beijing Scage Future and/or the founder of Beijing Scage Future, Mr. Gao Chao, shall repurchase the corresponding equity interests invested by Guodao in cash. The redemption price consists of two portions: (A) the Company is responsible for the principal of the initial investment with 15% of simple interest per annum accrued started from the remittance date; (B) the Founder is responsible for the percentage of equity interests (i.e. 4%) that Guodao invested in the equity value of Beijing Scage Future minus the redemption amount that the Company is responsible for. The equity value of Beijing Scage Future shall be no less than RMB833 million at the time of redemption. The redemption period is within two years from the Shareholder Agreement was signed, i.e. from January 24, 2024 to January 23, 2026.

(b)	Share Swap to Equity Interest in the Group: Guodao would first request Beijing Scage Future to return the investment in full, and then Guodao will reinvest in Scage International Limited to obtain certain percentage of equity interest in Scage International Limited in the form of outbound direct investment (ODI). The percentage of equity interest to be obtained and the entity value of Scage International Limited will be negotiated by both parties at the time of redemption.

For initial recognition, on the date the Group received cash investment, the Group initially recorded the carrying amount at cash consideration. In determining subsequent measurement, the Group first attributed noncontrolling interest share of the Beijing Scage Future’s net loss pursuant to ASC 810-10, then adjust the noncontrolling interest to the maximum redemption amount (if higher) according to ASC 480-10-S99-3A. The Group recognized the maximum redemption amount including responsibilities of both the Group and the Founder as Guodao can enforce payment of the full obligation against the Group according to the Shareholder Agreement.

Mezzanine Equity – Redeemable Non-controlling Interests	Redeemable Non-controlling Interests
Balance as of June 30, 2023	$-
Contribution from redeemable non-controlling interests	2,765,487
Attribution of net loss	(7,738)
Accretion of redeemable non-controlling interests	1,851,388
Foreign exchange adjustment	(24,153)
Balance as of June 30, 2024	4,584,984
Attribution of net loss	(409)
Foreign exchange adjustment	(19,754)
Balance as of December 31, 2024	$4,564,821

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

15.	ORDINARY SHARES

The Group’s authorized share capital is US$50,000 divided into 5,000,000,000 shares consisting of: (i) 4,968,808,414 are designated as Ordinary Shares with a par value of US$0.00001 each; (ii) 13,613,762 designated as Series Angel Convertible Redeemable Preferred Shares with a par value of US$0.00001 each; (iii) 12,495,712 designated as Series Pre-A Convertible Redeemable Preferred Shares with a par value of US$0.00001 each; and (iv) 5,082,112 designated as Series A Convertible Redeemable Preferred Shares with a par value of US$0.00001 each.

On August 23, 2024, a Subscription Agreement (“Subscription Agreement of MOUETTE”) was entered into between the Company and MOUETTE CAPITAL COMPANY LTD. (“MOUETTE”), in which MOUETTE promises to subscribe 1,721,171 ordinary shares with par value US$0.00001 per share in the capital of the Company, at a purchase price of US$5.81 per share, for an aggregate purchase price of US$10,000,000 (“Subscription Amount of MOUETTE”).

On October 20, 2024, another Subscription Agreement (“Subscription Agreement of MOUETTE”) was entered into between the Company and MOUETTE CAPITAL COMPANY LTD. (“MOUETTE”), in which MOUETTE promises to subscribe another 1,721,171 ordinary shares with par value US$0.00001 per share in the capital of the Company, at a purchase price of US$5.81 per share, for an aggregate purchase price of US$10,000,000 (“Subscription Amount of MOUETTE”).

The Company received all US$20,000,000 investment funds as of December 31, 2024, and issued 3,442,342 ordinary shares upon receiving the full subscription amount from MOUETTE. As of December 31, 2024 and June 30, 2024, there were 108,208,805 and 104,766,463 shares issued and outstanding.

16.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

According to Tax Amendment No. 3 Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Under Hong Kong tax laws, Scage HK is not taxed on its foreign-sourced income. Additionally, upon payments of dividends from Scage HK to its shareholders, no withholding tax in Hong Kong will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the six months ended December 31, 2024 and 2023.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

16.	TAXATION (cont.)

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Nanjing Scage Automobile Technology Co., Ltd. obtained its HNTE status in 2021 and enjoyed the preferential tax rate for the period of three years through December 2023. In November 2024, Nanjing Scage Automobile Technology Co., Ltd. renewed the HNTE, which allows it to enjoy a preferential tax rate of 15% for the period of three years through December 2026.

According to Caishui [2019] No.13, [2021] No.12, announcement of the Ministry of Finance and the State Taxation Administration, and [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, small, low profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million (US$410,998), (ii) no more than 300 employees, and (iii) total assets of no more than RMB50 million (US$6,849,972).

According to [2021] No.8, announcement of the State Taxation Administration, which became effective on January 1, 2021 and until to December 31, 2022, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$136,999) is subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2022] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB1 million (US$136,999) but no more than RMB3 million (US$410,998) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.06, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2023 and until to December 31, 2024, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$136,999) is subject to the preferential income tax rate of 5% (only 25%% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the six months ended December 31, 2024 and 2023, some PRC subsidiaries are qualified small, low profit enterprises as defined, and thus are eligible for the above preferential tax rates for small, low profit enterprises.

According to [2021] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2021, an enterprise engaged in manufacturing business and whose main operating revenue accounts for more than 50% of the total revenue, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The same tax incentives policy further applies to all enterprises according to [2022] No.16, announcement of the Ministry of Finance, the State Taxation Administration and Ministry of Science and Technology, and [2023] No.7, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2022 and 2023, respectively.

According to [2023] No.7, announcement of the Ministry of Finance and the State Taxation Administration, effective from January 1, 2023 onwards, enterprises engaging in research and development activities are entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

16.	TAXATION (cont.)

The income tax provision consists of the following components:

For the six months ended December 31,
	2024	2023
Current income tax expense	$-	$-
Deferred income tax benefit	-	-
Total income tax benefit	$-	$-

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the six months ended December 31,
	2024	2023
Loss before income tax expense	$4,013,532	$2,761,628
Income tax expense at the PRC statutory rate of 25%	1,003,383	690,407
Impact of different tax rates in other jurisdictions	(125,335)	(75,681)
Effect of preferential tax rate(a)	(444,128)	(335,187)
Tax effect of entertainment expense	(90,466)	(91,677)
Tax effect of welfare expense	-	-
Tax effect of R&D expense additional deduction	199,957	229,980
Tax effect of non-deductible expenses	4,224	(59,519)
Tax effect of true-up on NOL	(11,626)	-
Change in valuation allowance	(536,009)	(358,323)
Income tax expense	$-	$-

(a)	The Group’s subsidiary Nanjing Scage is subject to a favorable tax rate of 15% as a “High and New Technology Enterprise” (“HNTE”), all the Group’s other subsidiaries are subject to a favorable tax rate of 5% or 5% as small, low-profit enterprises. For the six months ended December 31, 2024 and 2023, per share effect of preferential tax were (US$0.004) and (US$0.003), respectively.

As of December 31, 2024 and June 30, 2024, the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of December 31,	As of June 30,
	2024	2024
Deferred tax assets:
Net operating loss carry-forwards	$2,527,808	$2,107,134
Excess advertising expense	2	2
Allowance for credit losses	34,093	36,061
Inventory write-downs	204,563	191,624
Impairment of long-lived assets	17,498	17,038
Accrued expenses	169,263	81,123
Operating lease liabilities	33,029	38,152
Net-off with deferred tax liabilities	(56,018)	(57,288)
Total deferred tax assets	2,930,238	2,413,846
Less: Valuation allowance	(2,930,238)	(2,413,846)
Total deferred tax assets, net	$-	$-

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

16.	TAXATION (cont.)

	As of December 31,	As of June 30,
	2024	2024
Deferred tax liabilities:
Accelerated depreciation of fixed assets	$(3,228)	$(4,557)
Fixed assets cost adjustment arise from internal transactions	(22,181)	(10,190)
Right-of-use assets	(30,609)	(42,541)
Net-off with deferred tax assets	56,018	57,288
Total deferred tax assets, net	$-	$-

Changes in valuation allowance are as follows:

	For the six months ended December 31,
	2024	2023
Balance at the beginning of the period	$2,413,846	$1,731,915
Additions	560,553	367,207
Utilization	(24,544)	(8,884)
Effect of change of preferential tax rate	-	-
Foreign exchange effect	(19,617)	43,735
Balance at the end of the period	$2,930,238	$2,133,973

According to PRC tax regulations, the PRC enterprise net operating loss can generally be carried forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no longer than ten years, starting from the year subsequent to the year in which the loss was incurred. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. As of December 31, 2024 and June 30, 2024, the Group had net operating loss carryforwards of US$18,534,188 and US$15,565,700, respectively, which arose from the Group’s subsidiaries established in the PRC. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2035, if not utilized.

As of December 31, 2024 and June 30, 2024, the Group did not recognize any net deferred tax assets, as the Group has provided a valuation allowance of US$2,930,238 and US$2,413,846, respectively, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future due to the Group’s history of losses.

Uncertain Tax Position

As of December 31, 2024 and June 30, 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended December 31, 2024 and 2023, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of December 31, 2024, tax years from 2020 through 2024 for the Group’s affiliated entities in the PRC remain open for statutory examination by the PRC tax authorities.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

17.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the six months ended December 31,
	2024	2023
Numerator:
Net loss attributable to Scage International	$(3,950,799)	$(2,644,038)

Denominator:
Weighted average number of ordinary shares – basic and diluted	105,556,509	104,766,463

Net loss per ordinary share
– Basic and diluted	$(0.04)	$(0.03)

Basic and diluted net loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the periods. There is no accretion for convertible redeemable preferred shares and redeemable non-controlling interests during the periods. The effects of all outstanding convertible redeemable preferred shares and any shares subject to conversion from convertible debts were excluded from the computation of diluted loss per share in each of the applicable periods as their effects would be anti-dilutive during the respective periods. For the six months ended December 31, 2024 and 2023, the number of the above shares excluded in calculation were 31,946,969 and 31,946,969, respectively.

18.	RELATED PARTY TRANSACTIONS

Nature of relationship with related parties

The following is a list of related parties, with which the Group has transactions:

No.	Name of Related Parties	Relationship
1	Mr. Chao Gao	Principal Shareholder of the Group, Chairman of the Board, Director and Chief Executive Officer
2	Mr. Jimin An	Director and Chief Executive Officer of subsidiaries
3	Mr. Ziqian Guan	Chief Operating Officer
4	Mr. Yuanchi Guo	Interim Chief Financial Officer
5	Mr. Linfang Dong	Principal Shareholder of Scage Xinjiang
6	Nanjing Feiqizhi Logistics Technology Co., Ltd.	Shared the same Supervisor with the Group
7	Mr. Qiang Fu	Supervisor of subsidiaries
8	Ms. Min Wu	Director of Scage Nanjing
9	Scage Future	Controlled by Gao Chao
10	Mr. Jianhua Xia	Minority Shareholder of Scage Hunan

Related parties transaction

Significant transactions with related parties during the six months ended December 31, 2024 and 2023 were as follows:

		For the six months ended
		December 31,
Related parties	Nature	2024	2023
Mr. Chao Gao	Proceeds of loans from a related party	$153,243	$-
	Repayments of loan borrowed from a related party	9,580	250,183
Mr. Jimin An	Expenses paid on behalf of the Company by a related party	105,246	-
	Advance to a related party for daily operation	76,219	53,907
	Proceeds of loans from a related party	445,888	-
	Repayments of a loan from/to a related party	479,329	-
	Collection of advance to a related party for daily operation	-	249,160
Mr. Ziqian Guan	Reimbursement for expenses paid on behalf of the Company by a related party	75,726	54,512
	Expenses paid on behalf of the Company by a related party	76,486	91,804

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

18.	RELATED PARTY TRANSACTIONS (cont.)

Related parties balance

Amounts due from related parties as of December 31, 2024 and June 30, 2024 were as follows:

		As of	As of
		December 31,	June 30,
Related parties	Nature	2024	2024
Scage Future	Advances	$39,489	$39,489
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Lease income receivables	-	14,036
Mr. Ziqian Guan	Advances	5,480	-
Gross amount		44,969	53,525
Less: Provision for credit losses		-	(14,036)
Total amount due from related parties, net		$44,969	$39,489

The Group recognized reversal of provision for credit loss of amount due from related parties of US$14,213 and accrued provision for credit loss of amount due from related parties of US$83 for the six months ended December 31, 2024 and 2023, respectively. Reversal of provision for credit loss of amount due from related parties for the six months ended December 31, 2024 were related to the recovery of the receivables for rental of vehicles.

Amounts due to related parties as of December 31, 2024 and June 30, 2024 were as follow:

		As of	As of
		December 31,	June 30,
Related parties	Nature	2024	2024
Mr. Chao Gao(1)	Loan and interest payable	$322,200	$181,715
Mr. Jimin An	Loan and interest payable	10,303	43,548
Mr. Jianhua Xia	Payments for daily operations	2,466	-
Mr. Qiang fu	Payments for daily operations	1,903	872
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Payables for raw materials	1,697	1,705
Mr. Yuanchi Guo	Payments for daily operations	785	789
Mr. Ziqian Guan	Payments for daily operations	-	10,258
Total amount due to related parties		$339,354	$238,887

(1)	On March 15, 2020, Mr. Chao Gao signed a loan agreement with the Group and lent US$15,137 (RMB110,000, “First Loan”) to the Group for daily operations, with interest at a rate of 4% per annum. The loan has been fully repaid by the Group on November 20, 2023. On January 4, 2023, Mr. Chao Gao signed a loan agreement with the Group and agreed to lend US$605,460 (RMB4,400,000, “Second Loan”) to the Group for daily operations, with interest at a rate of 4% per annum. The remaining interest-free loans that the Group borrowed from Mr. Chao Gao are unsecured and due on demand of Mr. Chao Gao. US$261,785 of the balance has been repaid by the Group as of December 31, 2024 and the amounts due to Mr. Chao Gao was US$322,200 as of December 31, 2024.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

19.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenues.

	For the six months ended December 31,
	2024	2023
Percentage of the Group’s total revenues
Customer A	72.37%	*
Customer B	25.28%	96.57%

*	represents percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,	As of June 30,
	2024	2024
Percentage of the Group’s accounts receivable from
Customer A	93.44%	*
Customer B	5.17%	95.64%

*	represents percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchase:

	For the six months ended December 31,
	2024	2023
Percentage of the Group’s total purchase
Supplier A**	68.94%	*
Supplier B	16.02%	*
Supplier C	*	50.51%
Supplier D	*	34.83%

*	represents percentage less than 10%

**	Supplier A and Customer B are the same party.

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,	As of June 30,
	2024	2024
Percentage of the Group’s accounts payable to
Supplier A**	95.06%	*
Supplier E	*	19.31%
Supplier D	*	13.56%
Supplier F	*	12.97%
Supplier G	*	10.13%

*	represents percentage less than 10%

**	Supplier A and customer B are the same party.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2024, the Group is not a party to any material legal or administrative proceedings.

21.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the shareholders. Paid-in capital of our subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and June 30, 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiaries, that are included in the consolidated net assets were US$0.3 million and nil, respectively.

22.	SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the issuance date of the unaudited condensed consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of a registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated-subsidiaries shall mean the amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04. Schedule of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, Scage, has been prepared using the same accounting policies as set out in Company’s unaudited condensed consolidated financial statements except that the parent company has used the equity method to account for its investment in its subsidiaries. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

The Company’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands. The Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Condensed balance sheets

	As of December 31,	As of June 30,
	2024	2024
Assets
Current assets
Cash	$1,599	$2,665
Prepaid expenses and other current assets	1,070,513	42,700
Amounts due from related parties	82,186	229,157
Total current assets	1,154,298	274,522

Non-current assets
Deferred offering costs	67,214	50,320
Investment in subsidiaries	12,972,698	-
Total non-current assets	13,039,912	50,320
Total assets	$14,194,210	$324,842

Liabilities
Current liabilities
Accrued expenses and other payables	$1,501,804	$5,000
Accounts payable	4,930	-
Total current liabilities	1,506,734	5,000

Non-current liabilities
Investment deficit in subsidiaries	-	2,253,434
Total non-current liabilities	-	2,253,434
Total liabilities	1,506,734	2,258,434

Mezzanine equity (Aggregate liquidation preference of $17,310,168 and $16,622,139 as of December 31, 2024 and June 30, 2024, respectively)
Series Angel convertible redeemable preferred shares (par value $0.0001 per share, 13,613,762 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	3,544,860	3,560,518
Series Pre-A convertible redeemable preferred shares (par value $0.0001 per share, 12,495,712 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	7,808,968	7,843,461
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,082,112 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)	8,772,759	8,811,509
Receivables for Series A convertible redeemable preferred shares	(732,262)	(735,496)
Redeemable non-controlling interests	4,564,821	4,584,984
Total mezzanine equity	23,959,146	24,064,976

Shareholders’ deficit
Ordinary shares	1,082	1,048
Additional paid-in capital	18,478,632	-
Accumulated deficit	(31,220,141)	(27,269,342)
Accumulated other comprehensive income	1,468,757	1,269,726
Total Scage shareholders’ deficit	(11,271,670)	(25,998,568)
Total liabilities, mezzanine equity and shareholders’ deficit	$14,194,210	$324,842

SCAGE INTERNATIONAL LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of operations and comprehensive loss

	For the six months ended December 31,
	2024	2023

Operating loss:
General and administrative expenses	$(336,587)	$(72,100)
Share of loss from subsidiaries	(3,651,229)	(2,572,052)
Total operating loss	(3,987,816)	(2,644,152)

Interest income, net	37,017	114
Total other income, net	37,017	114

Loss before income taxes	(3,950,799)	(2,644,038)
Income tax expense	-	-
Net loss attributable to Scage International Limited	(3,950,799)	(2,644,038)
Accretion of convertible redeemable preferred shares	-	-
Accretion for redeemable NCI	-	-
Net loss attributable to Scage International Limited’s ordinary shareholders	(3,950,799)	(2,644,038)

Net loss attributable to Scage International Limited	(3,950,799)	(2,644,038)
Other comprehensive loss:
Foreign currency translation difference	199,031	(444,833)
Total comprehensive loss attributable to Scage International Limited	(3,751,768)	(3,088,871)
Accretion of convertible redeemable preferred shares	-	-
Accretion for redeemable NCI	-	-
Comprehensive loss attributable to Scage International Limited’s ordinary shareholders	$(3,751,768)	$(3,088,871)

Condensed statements of cash flows

	For the six months ended December 31,
	2024	2023

Cash flows from operating activities:
Net loss attributable to Scage International Limited	$(3,950,799)	$(2,644,038)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	3,950,799	2,644,038
Net cash provided by operating activities	-	-
Net cash used in investing activities	(106,520)	-
Net cash provided by financing activities	105,454	587,093
Net change in cash	(1,066)	587,093
Cash at beginning of period	2,665	-
Cash at end of period	$1,599	$587,093

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Scage International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scage International Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has significant accumulated deficits, has incurred significant losses and negative cash flows from operating activities and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York

October 18, 2024

SCAGE INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,
	2024	2023
ASSETS
Current assets:
Cash	$1,977,494	$172,703
Restricted cash	6,880	903,286
Accounts receivable, net	2,006,000	79,937
Inventories, net	1,666,722	3,024,815
Amounts due from related parties, net	39,489	280,604
Prepaid expenses and other current assets, net	2,857,031	1,489,140
Total current assets	8,553,616	5,950,485

Non-current assets:
Property and equipment, net	1,090,737	1,842,161
Right-of-use assets, net	283,607	494,011
Deferred offering costs	598,527	47,947
Other non-current assets	30,719	30,787
Total non-current assets	2,003,590	2,414,906
TOTAL ASSETS	$10,557,206	$8,365,391

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	$8,421,400	$2,324,922
Accounts payable	221,097	458,761
Contract liabilities	597,451	1,204,300
Amounts due to related parties	238,887	638,097
Accrued expenses and other payables	2,164,772	2,327,505
Operating lease liabilities, current	167,592	200,595
Convertible debt, current	872,003	—
Total current liabilities	12,683,202	7,154,180

Non-current liabilities:
Convertible debt, non-current	—	863,945
Operating lease liabilities, non-current	86,758	254,908
Total non-current liabilities	86,758	1,118,853

TOTAL LIABILITIES	12,769,960	8,273,033

SCAGE INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS—(Continued)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,
	2024	2023
Commitments and contingencies (Note 19)

Mezzanine equity (Aggregate liquidation preference of $16,622,139 and $14,286,911 as of June 30, 2024 and 2023, respectively)
Series Angel convertible redeemable preferred shares (par value $0.0001 per share, 13,613,762 shares authorized, issued and outstanding as of June 30, 2024 and 2023, respectively)	3,560,518	3,568,326
Series Pre-A convertible redeemable preferred shares (par value $0.0001 per share, 12,495,712 shares authorized, issued and outstanding as of June 30, 2024 and 2023, respectively)	7,843,461	7,860,659
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,082,112 shares authorized, issued and outstanding as of June 30, 2024 and 2023, respectively)	8,811,509	8,830,831
Receivables for Series A convertible redeemable preferred shares	(735,496)	(1,612,125)
Redeemable non-controlling interests	4,584,984	—
Total mezzanine equity	$24,064,976	$18,647,691

Shareholders’ deficit
Ordinary shares (par value of $0.00001 per share; 4,968,808,414 shares authorized as of June 30, 2024 and 2023, respectively; 104,766,463 shares issued and outstanding as of June 30, 2024 and 2023, respectively)*	1,048	1,048
Accumulated deficit	(27,269,342)	(19,603,513)
Accumulated other comprehensive income	1,269,726	1,212,694
Scage International Limited shareholders’ deficit	(25,998,568)	(18,389,771)
Non-controlling interests	(279,162)	(165,562)
Total shareholders’ deficit	(26,277,730)	(18,555,333)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$10,557,206	$8,365,391

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

SCAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2024	2023
Revenues – third parties	$6,111,141	$421,680
Revenues – a related party	—	16,290
Total Revenues	6,111,141	437,970
Cost of revenues	(5,574,685)	(795,286)
Gross profit/(loss)	536,456	(357,316)

Operating expenses:
Selling and marketing expenses	(648,301)	(1,138,183)
Research and development expenses	(1,698,494)	(2,297,474)
General and administrative expenses	(3,863,434)	(2,926,280)
Impairment of long-lived assets	(200,841)	—
Total operating expenses	(6,411,070)	(6,361,937)

Loss from operations	(5,874,614)	(6,719,253)

Interest expense, net	(369,847)	(151,492)
Other income, net	263,685	252,536
Total other (loss)/income, net	(106,162)	101,044

Loss before income taxes	(5,980,776)	(6,618,209)

Income tax expense	—	—

Net loss	(5,980,776)	(6,618,209)
Less: Net loss attributable to non-controlling interests	(158,597)	(180,881)
Less: Net loss attributable to redeemable non-controlling interests	(7,738)	—
Net loss attributable to Scage International Limited	(5,814,441)	(6,437,328)
Accretion of convertible redeemable preferred shares	—	(3,177,059)
Accretion for redeemable NCI	(1,851,388)	—
Net loss attributable to Scage International Limited’s ordinary shareholders	$(7,665,829)	$(9,614,387)

Net loss	(5,980,776)	(6,618,209)
Other comprehensive income
Foreign currency translation adjustment, net of tax of nil	102,029	1,171,995
Comprehensive loss	(5,878,747)	(5,446,214)
Less: Comprehensive loss attributable to non-controlling interests	(113,600)	(171,171)
Less: Comprehensive loss attributable to redeemable non-controlling interests	(7,738)	—
Comprehensive loss attributable to Scage International Limited	(5,757,409)	(5,275,043)
Accretion of convertible redeemable preferred shares	—	(3,177,059)
Accretion for redeemable NCI	(1,851,388)	—
Comprehensive loss attributable to Scage International Limited’s ordinary shareholders	$(7,608,797)	$(8,452,102)

Loss per share
Basic and Diluted*	(0.07)	(0.09)
Weighted average number of ordinary shares outstanding used in computing loss per share
Basic and Diluted*	104,766,463	104,766,463

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

SCAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

						Scage
					Accumulated	International
			Additional		other	Limited	Non-	Total
	Ordinary Shares		paid-in	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	Share*	Amount	capital	deficit	income	deficit	interests	deficit
		US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2022	104,766,463	1,048	—	(10,128,218)	50,410	(10,076,760)	(137,766)	(10,214,526)
Contribution from NCI	—	—	—	—	—	—	143,374	143,374
Contribution from a shareholder	—	—	139,092	—	—	139,092	—	139,092
Net loss	—	—	—	(6,437,328)	—	(6,437,328)	(180,881)	(6,618,209)
Accretion of convertible redeemable preferred shares	—	—	(139,092)	(3,037,967)	—	(3,177,059)	—	(3,177,059)
Foreign currency translation adjustment	—	—	—	—	1,162,284	1,162,284	9,711	1,171,995
Balance as of June 30, 2023	104,766,463	1,048	—	(19,603,513)	1,212,694	(18,389,771)	(165,562)	(18,555,333)
Net loss	—	—	—	(5,814,441)	—	(5,814,441)	(158,597)	(5,973,038)
Accretion for redeemable NCI	—	—	—	(1,851,388)	—	(1,851,388)	—	(1,851,388)
Foreign currency translation adjustment	—	—	—	—	57,032	57,032	44,997	102,029
Balance as of June 30, 2024	104,766,463	1,048	—	(27,269,342)	1,269,726	(25,998,568)	(279,162)	(26,277,730)

*	The shares and per share information are presented on a retroactive basis to reflect the shares reorganization (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

SCAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,980,776)	$(6,618,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-downs for inventory	894,005	161,495
Provision for credit losses	292,480	38,943
Depreciation of property and equipment	542,398	446,335
Amortization of right-of-use assets	210,551	228,237
Amortization of debt issuance costs	97,133	46,924
Gain on disposal of property and equipment	(1,728)	—
Impairment of long-lived assets	200,841	—
Changes in operating assets and liabilities
Accounts receivable	(2,010,852)	(34,022)
Inventories	465,401	(1,645,314)
Amount due from related parties	(12,179)	(17,919)
Prepaid expenses and other current assets	265,299	(202,358)
Other non-current assets	—	14,050
Operating lease liabilities	(201,331)	(238,945)
Accounts payable	(238,050)	(18,803)
Contract liabilities	(607,761)	1,238,984
Amounts due to related parties	22,622	13,300
Accrued expenses and other payables	(161,850)	1,694,652
Net cash used in operating activities	(6,223,797)	(4,892,650)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(51,292)	(166,170)
Collection of loan previously lent to related parties	242,530	—
Loans to third parties	(1,787,891)	—
Net cash used in investing activities	(1,596,653)	(166,170)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	12,318,776	2,372,872
Repayments of short-term borrowings	(6,200,220)	(539,389)
Repayments of long-term borrowings	—	(71,136)
Proceeds from issuance of convertible redeemable preferred shares	889,816	3,799,471
Contribution from a shareholder	—	143,810
Contribution from a non-controlling interest shareholder	—	140,934
Payments for listing expenses	(553,621)	(50,000)
Loans provided by related parties	130,107	632,766
Payments of issuance costs for short-term borrowings and convertible debt	(65,054)	(86,718)
Contribution from a redeemable non-controlling interest shareholder	2,768,243	—
Payments for issuance costs for convertible redeemable preferred shares	—	(124,684)
Repayment of loans provided by related parties	(551,533)	(38,910)
Net cash provided by financing activities	8,736,514	6,179,016

SCAGE INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2024	2023
Effect of exchange rate changes	(7,679)	(128,847)

Net increase in cash and restricted cash	908,385	991,349

Cash and restricted cash, at beginning of year	1,075,989	84,640
Cash and restricted cash, at end of year	$1,984,374	$1,075,989

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash	1,977,494	172,703
Restricted cash	6,880	903,286
Total cash and restricted cash	$1,984,374	$1,075,989

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$258,380	$46,784
Cash paid for amounts included in the measurement of lease liabilities	$217,619	$275,890

NON-CASH FINANCING ACTIVITIES
Issuance of convertible redeemable preferred shares converted from convertible debt	$—	$733,433
Accretion of change in fair value of non-controlling interests subject to possible redemption	1,851,388	—

The accompanying notes are an integral part of these consolidated financial statements.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Scage International Limited (“Scage”, or the “Company”) was incorporated under the laws of the Cayman Islands on December 16, 2021. The Company through its main subsidiary Nanjing Scage Automobile Technology Co., Ltd. (“Scage Nanjing”) and Scage Nanjing’s consolidated subsidiaries primarily engages in the development and commercialization of heavy-duty new energy vehicle trucks (“NEV”), and e-fuel solutions in the People’s Republic of China (“PRC” or “China”).

VVS International Limited (“Scage BVI”), which is 100% owned by the Company, was incorporated in British Virgin Islands (the “BVI”) on December 21, 2021. Scage BVI is an investment holding company with no operations.

Scage (Hong Kong) Limited (“Scage HK”), which is 100% owned by the Company through Scage BVI, was incorporated in Hong Kong on January 3, 2022. Scage HK is an investment holding company with no operations.

Reorganization

In preparation for listing in a stock market of the United States, the Company undertook a reorganization (“Reorganization”) through the following steps:

—	On September 22, 2023, Scage HK, the Company’s wholly owned subsidiary, acquired 100% equity interests of Nanjing Xinneng Hydrogen Automotive Technology Co., Ltd. (“Scage WFOE”);

—	On October 24, 2023, Scage WFOE and Scage HK acquired 73.55% and 26.45% equity interest of Scage Nanjing, and the Company indirectly controlled Scage Nanjing and its subsidiaries.

The Company and its subsidiaries (“the Group”) resulting from the reorganization have always been under the common control of the same majority shareholders group before and after the reorganization, as described above, which was accounted for as a recapitalization. The consolidation of the Group has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying Consolidated Financial Statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intercompany transactions.

The details of the Company’s major subsidiaries are as follows:

Name	Controlled by	Date of Incorporation	Percentage of Effective Ownership	Principal Activities
Scage BVI	The Company	December 21, 2021	100%	Investment holding
Scage HK	Scage BVI	January 3, 2022	100%	Investment holding
Scage WFOE	Scage HK	December 1, 2021	100%	Investment holding
Scage Nanjing	Scage WFOE	June 3, 2019	100%	Research and development of new energy vehicle technology, electronic devices and machinery; wholesale and retail of new energy vehicle, production and testing equipment, auto parts, electronic devices; vehicle rental, etc.
Nanjing Scage Intelligent Technology Co., Ltd. (“Scage Intelligent Nanjing”)	Scage Nanjing	May 17, 2021	100%	Vehicle rental, propose to engage in vehicle research and development, trial production, road test and other services and to cooperate with other entities on research and development according to the operation needs in the future

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Controlled by	Date of Incorporation	Percentage of Effective Ownership	Principal Activities
Scage (Beijing) Automotive Technology Co., Ltd. (“Scage Beijing”)	Scage Nanjing	April 12, 2021	100%	No actual operation, propose to engage in research and development of battery in the future
Scage (Shanghai) Hydrogen Energy Technology Co., Ltd. (“Scage Shanghai HET”)	Scage Nanjing	August 10, 2021	69.5%	Solid oxide electrolyzer and clean energy system development, renewable energy system and integrated energy system solution design and development in the future
Xinjiang Scage Chuangyuan Automobile Technology Co., Ltd. (“Scage Xinjiang”)	Scage Nanjing	May 20, 2021	51%	Vehicle wholesale and retail
Hunan Scage Automobile Technology Co., Ltd. (“Scage Hunan”)	Scage Nanjing	December 20, 2021	51%	No actual operation, propose to engage in vehicle wholesale and retail in the future
Beijing Scage Future Automobile Co., Ltd. (“Scage Future Beijing”)	Scage HK	December 13, 2023	96%	No actual operation, propose to engage in new energy business in the future

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. For the Company’s consolidated financial statements for the years ended June 30, 2024 and 2023, non-controlling interests represent the minority shareholders’ 31% equity interests in one subsidiary, Scage Shanghai HET, and the minority shareholders’ 49% equity interests in the subsidiaries including Hebei Scage Qilian Automobile Technology Co., Ltd., Scage Shanghai NET, Sichuan Scage Automobile Technology Co., Ltd., Scage Xinjiang and Scage Hunan. Non-controlling interest’s operating results are presented on the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the years to seven non-controlling shareholders (of which are six corporate non-controlling shareholders and one individual non-controlling shareholder).

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)	Redeemable non-controlling interests

Redeemable noncontrolling interests represent redeemable equity interests issued by the Group’s subsidiary to certain investor, and have been classified as mezzanine noncontrolling interests in the consolidated financial statements as these redeemable interests represent a put option that gives investors the right to put the interest of the Group’s subsidiary for certain rate of return within the following two years. Pursuant to ASC 480-10, the investment is currently redeemable, but not mandatorily redeemable because of the uncertainty related to whether the holder will elect redemption. The process of adjusting non-controlling interests to its redemption value should be performed after attribution of the subsidiary’s net income or loss pursuant to ASC 810. The carrying amount of non-controlling interests will equal the higher of (i) its initial fair value adjusted by accumulated earnings/losses associated with the non-controlling interest or (ii) the redemption value as of the balance sheet date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

(e)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may result in revised estimates. Management bases its estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates include, but not limited to, the provision for expected credit losses, estimates for inventory provisions, valuation allowance for deferred tax assets, warranty reserve, and impairment of long-lived assets.

(f)	Foreign currency translation and transaction

The Group uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities is Renminbi (“RMB”) as determined based on the criteria of ASC 830, “Foreign Currency Matters”.

The consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ deficit. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of June 30,
Balance sheet items, except for equity accounts	2024	2023
US$ against RMB	7.2672	7.2513

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the years ended June 30,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2024	2023
US$ against RMB	7.2248	6.9536

(g)	Cash

Cash consists of bank deposits. As of June 30, 2024 and 2023, the Group maintains substantially all the bank accounts in the PRC.

(h)	Restricted cash

Restricted cash represents bank deposits pledged for bank loans. Restricted cash were US$6,880 and US$903,286 as of June 30, 2024 and 2023, respectively.

(i)	Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit losses.

Accounts receivable are recognized in the period when the Group has provided products and services to its customers and when its right to consideration is unconditional. On July 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Group uses aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis, and applying current situation adjustment. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of July 1, 2023. Accounts receivable balances are written off after all collection efforts have been exhausted.

There were US$73,310 and US$6,953 provision of allowance for credit losses for the years ended June 30, 2024 and 2023, respectively.

(j)	Inventories, net

Inventories, net, primarily consisting of raw materials, work in process and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of finished goods is computed using first-in, first-out method. Cost of raw materials and work in process is computed using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Group periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. Inventory write-downs of US$894,005 and US$161,495 were recorded for the years ended June 30, 2024 and 2023, respectively.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)	Property and equipment, net

Property and equipment are stated at cost less residual value part, accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Vehicles	4 years
Machinery and equipment	5 – 10 years
Office and electronic equipment	3 – 5 years
Leasehold improvements	Shorter of 3 years or the remaining lease term
Software	2 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the market approach. For the years ended June 30, 2024 and 2023, there were US$200,841 and nil impairment of long-lived assets, respectively.

(m)	Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

(n)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b)	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

c)	The lease term is for a major part of the remaining economic life of the underlying asset.

d)	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e)	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Group at the end of the lease term.

When none of the criteria are met, the Group classifies a lease as an operating lease.

Group as a lessee

When the Group acts as a lessee, leases with an initial term of 12 months or less are short-term lease and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the operating lease right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is recognized over the non-cancellable lease term on a straight-line basis and is included in revenue in the consolidated statement of operations and comprehensive loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Group does not have any sales-type or direct financing leases for the years ended June 30, 2024 and 2023.

(o)	Revenue recognition

(i)	Revenues from the sales of NEVs and components

The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply these five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation

The Group sells NEVs and related components to its customers. There are three types of contracts for sales of NEVs and components, including: 1) type i contract for supplies of standard NEVs only, 2) type ii contract for supplies of components only, and 3) type iii contract for supplies of both NEVs and components.

The Group determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Group’s commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

The Group has identified a single performance obligation for type i and ii contracts, and identified two separate performance obligations for the type iii contracts with supplies of both NEVs and components. For contracts with multiple performance obligations, the Group allocates the contract price to each distinct performance obligation based on its identifiable standalone selling price. The Group recognizes revenue at a point of time when the Group satisfies the performance obligations to transfer the NEVs and/or components to the designated place.

The Group considers itself the principal as it is primarily responsible for fulfilling the promise of providing the products, establishing the transaction price with customers and bearing the inventory risk before the control of products are transferred. Therefore, such revenues are reported on a gross basis. For certain components purchased on behalf of the customer from the designated vendor, the corresponding revenues are reported on a net basis.

In alignment with industry standards, the Group provides warranty coverage for its range of NEV and components, ensuring their operational integrity and reliability. Warranty periods are determined based on the specific product sold, with coverage extending for a defined number of years or miles, whichever comes first. Customers do not have the option to purchase the warranty separately. In addition, warranty periods provided by the Group are in line with the industry practice. Therefore, the warranty is intended to safeguard the customer against existing defects and does not provide any incremental service to the customer. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation.

(ii)	Revenue from leasing of NEVs

The Group entered into a lease agreement to lease its two vehicles to a related party starting from January 9, 2022 to February 28, 2023 with a monthly payment of US$2,202 (RMB16,000). The Group assesses the service for vehicle leasing arrangements under ASC Topic 842, “Leases (“ASC 842”)”, which is excluded from the scope of ASC Topic 606. The lease was classified as an operating lease and the lease income is recognized over the leased terms on a straight-line basis. The lease income were nil and US$16,290 for the years ended June 30, 2024 and 2023, respectively.

The following table disaggregates the Group’s revenue for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024	2023
Net revenues:
Sales of NEVs and components	$6,111,141	$421,680
Leasing of NEVs	—	16,290
Total	$6,111,141	$437,970

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents revenue classified by timing of revenue recognition for the years ended June 30, 2024 and 2023:

	For the years ended June 30,
	2024	2023
Point in time	$6,111,141	$421,680
Over time	—	16,290
Total	$6,111,141	$437,970

Contract Balances

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2024 and 2023, the Group had no contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances. Contract liabilities of US$1,204,300 as of June 30, 2023 were recognized as revenues for the year ended June 30, 2024. Contract liabilities of US$597,451 as of June 30, 2024 were expected to be recognized as revenues in the following twelve months.

(p)	Employee benefits

The Company’s subsidiaries in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to US$213,528 and US$869,554 for the years ended June 30, 2024 and 2023, respectively.

(q)	Warranty liabilities

The Group provided a manufacturer’s standard warranty on all vehicles and components sold. The Group accrued a warranty reserve for the vehicles sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations and comprehensive loss.

Accordingly, standard warranty is accounted for in accordance with ASC 460, “Guarantees”. For the years ended June 30, 2024 and 2023, the Group did not generate revenues from extended lifetime warranty services.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)	Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive loss for the years ended June 30, 2024 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(s)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is included in prepaid expenses and other current assets if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries incorporated in the PRC, have been and remain subject to examination by the tax authorities.

(t)	Related party transaction

The Group accounts for related party transactions in accordance with ASC 850, “Related Party Disclosures”.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Group’s convertible redeemable preferred shares are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings. The convertible redeemable preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and convertible redeemable preferred shares, whereas any undistributed net loss is allocated to ordinary shares only.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares and convertible debts, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(v)	Segment reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

(w)	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

●	Level 1—Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments of the Group primarily consist of cash, restricted cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, short-term and long-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other payables. As of June 30, 2024 and 2023, the carrying amounts of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(x)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(y)	Concentration and credit Risk

Credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024 and 2023, the Group had cash and restricted cash of US$1,984,374 and US$1,075,989 substantially in financial institutions in the PRC. Each bank provides deposit insurance with the maximum limit of US$68,802 (RMB500,000) to each of the Company’s subsidiaries which has an associated account(s) in that bank. As of June 30, 2024 and 2023, US$284,453 and US$175,864 of the Company’s bank accounts are insured by the deposit insurance fund management institution that established by the People’s Bank of China. To limit the exposure to credit risk relating to deposits, the Group primarily places deposits with large financial institutions in China which management believes are of high credit quality and the Group also continually monitors their credit worthiness.

The Group’s operations are carried out in China. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, as well as by the general state of the PRC’s economy. In addition, the Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, among other factors.

Foreign currency risk

Substantially all of the Group’s revenues and expenses and assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. Refer to Note 18 for details.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. Early adoption is permitted. The Group expects the adoption of this ASU will not have a material effect on the Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group expects the adoption of this ASU will not have a material effect on the Consolidated Financial Statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3.	LIQUIDITY AND GOING CONCERN

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Group has incurred losses and negative cash flows since its inception. The Group incurred net losses of US$5,980,776 and US$6,618,209 for the years ended June 30, 2024 and 2023, respectively. Net cash used in operating activities were US$6,223,797 and US$4,892,650 for the years ended June 30, 2024 and 2023, respectively. The accumulated deficit amounted to US$27,269,342 and US$19,603,513 as of June 30, 2024 and 2023, respectively. These conditions raised substantial doubts about the Company’s ability to continue as a going concern.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	LIQUIDITY AND GOING CONCERN (cont.)

The Group has funded its operations from both operational sources of cash and equity and debt financing. The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on financial institutions. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2024 and 2023, the Group had cash and restricted cash of US$1,984,374 and US$1,075,989, respectively. The Group plans to improve its liquidity through mitigation plans including: 1) enlarging our production to increase the cash inflow from operating activities; 2) pursuing to obtain financial support from credit facilities and equity financing, and 3) improving operating efficiency and cost reduction. There can be no assurances, however, that the current mitigation plans will be achieved or that additional funding will be available on terms acceptable to the Group, or at all. If the Group is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

On August 21, 2023, the Group entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Finnovate Acquisition Corp (“Finnovate”), a British Virgin Islands business company listed on NASDAQ as a special purpose acquisition company (“SPAC”).

The accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the Consolidated Financial Statements. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Group’s ability to continue as a going concern exists. The consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2023
Accounts receivable	$2,085,535	$86,605
Less: Provision for credit losses	(79,535)	(6,668)
Accounts receivable, net	$2,006,000	$79,937

For the year ended June 30, 2024, the Group pledged US$4,906,529 (RMB35,656,730) of accounts receivable owned or entitled to dispose of by law as the pledged assets to provide guarantee for the short-term loan contract of US$1,376,046 (RMB10,000,000) signed with China Everbright Bank (Note 9).

Provisions for credit losses of US$73,310 and US$6,953 were recorded for the years ended June 30, 2024 and 2023, respectively. Movement of allowance for credit losses was as follows:

	For the years ended June 30,
	2024	2023
Balance at beginning of the year	$6,668	$—
Add: Provision for credit losses	73,310	6,953
Foreign currency translation adjustment	(443)	(285)
Balance at the end of the year	$79,535	$6,668

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	INVENTORIES

Inventories consisted of the following:

	As of June 30,
	2024	2023
Raw materials	$766,734	$783,455
Work in progress	389,062	736,593
Finished goods	1,802,175	1,908,109
Gross amount	2,957,971	3,428,157
Inventory write-downs	(1,291,249)	(403,342)
Total inventories	$1,666,722	$3,024,815

Movement of inventory write-downs was as follows:

	For the years ended June 30,
	2024	2023
Balance at the beginning of the year	$403,342	$286,185
Addition	894,005	161,495
Foreign currency translation adjustment	(6,098)	(44,338)
Balance at the end of the year	$1,291,249	$403,342

Inventory write-downs of US$894,005 and US$161,495 were recorded in cost of revenues for the years ended June 30, 2024 and 2023, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of June 30,
	2024	2023
Loans to third parties(1)	$1,409,774	$—
Advances for raw materials	581,478	718,399
Deductible input VAT	424,624	615,271
Loans to Finnovate Acquisition Corp.(2)	200,000	—
Loans to Finnovate Sponsor L.P.	169,844	—
Advances for services	122,987	47,208
Staff advances	42,050	29,812
Deposits	30,944	31,746
Others	81,498	46,704
Gross amount	3,063,199	1,489,140
Less: Provision for credit losses	(206,168)	—
Total prepaid expenses and other current assets, net	$2,857,031	$1,489,140

(1)	Loans to third parties represents interest free loans provided to third parties with a term of one year. All of the loans will be due between July 2024 and June 2025, and has repaid the amount of $70,024 subsequently. Since July 2023, the Company has provided multiple non-interest bearing loans to a couple of third-party borrowers (“the Borrowers”), who are business partners of 3A Partners Limited, an affiliate of a consultant of Finnovate Acquisition Corp. (“Finnovate”). Finnovate is a party to the Business Combination Agreement entered into by the Company, Finnovate, and other parties on August 21, 2023 (the “Scage Business Combination Agreement”).

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The aggregate balance was approximately $1,409,774 as of June 30, 2024, and is expected to be repaid by the Borrowers within 1 year from the date of each loan. In order to facilitate the business combination, the Borrowers utilized the funds to support the financial needs of Sunorange Limited, who is the general partner of the sponsor of Finnovate. Sunorange Limited is a third-party to Scage.

(2)	On January 26, 2024, the Company accepted an unsecured promissory note (the “January 2024 Promissory Note”) in the aggregate principal amount of up to $1,500,000 from Finnovate, a party to the Business Combination Agreement entered into by the Company, Finnovate, and other parties on August 21, 2023 (the “Scage Business Combination Agreement”), for the Finnovate’s working capital needs. The January 2024 Promissory Note does not bear interest and matures upon the earlier of the closing of an initial Business Combination by the Finnovate and the Finnovate’s liquidation. As of June 30, 2024, the Company had $200,000 outstanding under the January 2024 Promissory Note.

The Group recognized bad debt expense of US$207,378 and US$29,573 for the years ended June 30, 2024 and 2023, respectively. All bad debts were fully written off for the year ended June 30, 2023. Bad debt expenses recognized for the year ended June 30, 2024 were related to the non-performance of advances for raw materials and unrecoverable amounts from R&D purpose vehicles sales. Movement of allowance for credit losses was as follows:

	For the years ended June 30,
	2024	2023
Balance at the beginning of the year	$—	$—
Addition	207,378	29,573
Write-offs	—	(29,573)
Foreign currency translation adjustment	(1,210)	—
Balance at the end of the year	$206,168	$—

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,
	2024	2023
Vehicles	$1,787,852	$1,815,251
Machinery and equipment	476,924	447,036
Office and electronic equipment	115,029	108,196
Leasehold improvement	63,510	63,649
Software	11,361	11,386
Subtotal	2,454,676	2,445,518

Construction in Progress	3,553	69,248
Less: accumulated depreciation of property and equipment	(1,167,822)	(672,605)
Less: impairment charges of property and equipment	(199,670)	—
Total property and Equipment, net	$1,090,737	$1,842,161

Construction in progress as of June 30, 2024 and 2023 mainly represents the projects relate to modification of vehicles for exhibition and promotion purposes.

Depreciation expense was US$542,398 and US$446,335 for the years ended June 30, 2024 and 2023, respectively.

Impairment charge was US$200,841 and nil for the years ended June 30, 2024 and 2023, respectively.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of June 30,
	2024	2023
Accrued employee payroll and welfare benefits	$1,582,587	$1,738,639
Professional service fees	251,912	254,883
Warranty reserve	143,206	25,597
Other tax payable	—	14,798
Loan from a third party	74,414	—
Transportation and delivery fees payable	17,107	18,970
Testing and application fees payable	25	58,672
Rental fees payable	—	45,494
Interest payable	64,973	38,428
Others	30,548	132,024
Total accrued expenses and other payables	$2,164,772	$2,327,505

9.	SHORT-TERM BORROWINGS

The short-term borrowings as of June 30, 2024 and 2023 consisted of the following:

	As of June 30,
	2024	2023
Short-term borrowings:	$8,421,400	$2,275,454
Current portion of long-term borrowings	—	68,216
Less: Debt issuance costs	—	(18,748)
Total short-term borrowings	$8,421,400	$2,324,922

As of June 30, 2024 and 2023, the short-term bank borrowings were for working capital and capital expenditure purposes. Details of the short-term bank borrowings as of June 30, 2024 are summarized as follows:

Lender	Period	Period	Interest Rate	Co-borrower	Guarantee	Pledged assets	Principal Amount (RMB)
China Everbright Bank	2023.7.28	2024.7.27	3.75%	—	Mr. Chao Gao	Accounts receivable owned or entitled to dispose of by law	3,000,000
China Everbright Bank	2024.2.1	2025.1.24	3.45%	—	Mr. Chao Gao	Accounts receivable owned or entitled to dispose of by law	7,000,000
Bank of China	2024.2.23	2025.2.20	3.05%	—	Mr. Chao Gao	Patents	10,000,000
Shanghai Pudong Development Bank	2023.8.29	2024.8.29	3.45%	—	Mr. Chao Gao	—	5,000,000
Shanghai Pudong Development Bank	2024.6.28	2025.6.27	3.45%	—	Mr. Chao Gao	—	5,000,000
The Agricultural Bank of China	2023.8.31	2024.8.29	3.50%	—	Mr. Chao Gao	—	5,000,000
Bank of Suzhou	2023.9.13	2024.9.13	3.65%	—	Mr. Chao Gao	—	3,000,000
Bank of Jiangsu	2023.9.18	2024.9.17	3.70%	—	Mr. Chao Gao	—	8,000,000
The Agricultural Bank of China	2024.6.24	2025.6.16	3.25%	—	Mr. Chao Gao, Nanjing Zijin Financing Guarantee Co., LTD	—	5,000,000
Bank of Nanjing	2023.10.31	2024.10.19	3.50%	—	Mr. Chao Gao	—	4,000,000
Bank of Nanjing	2023.12.7	2024.12.6	3.50%	—	Mr. Chao Gao	—	5,000,000
Bank of Nanjing	2024.6.7	2025.6.6	3.70%	—	Mr. Chao Gao	—	1,000,000
Bank of Beijing	2023.12.28	2024.12.25	3.50%	—	Mr. Chao Gao	—	200,000

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	SHORT-TERM BORROWINGS (cont.)

The short-term bank loans as of June 30, 2024 were primarily obtained from financial institutions with interest rates ranging from 3.05% to 3.75% per annum. The loans as of June 30, 2023 were primarily obtained from three financial institutions with interest rates ranging from 4.00% to 16.20% per annum.

Interest expense was US$222,628 and US$91,890 for the years ended June 30, 2024 and 2023, respectively. The weighted average interest rates of short-term loans outstanding were 3.60% and 6.67% per annum as of June 30, 2024 and 2023, respectively.

10.	LEASING

The Group has entered into various non-cancellable operating lease agreements for certain offices, factories and warehouses which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases are presented as follows within the consolidated balance sheets:

	As of June 30,
	2024	2023
Right-of-use assets	$283,607	$494,011

Lease liabilities – current	167,592	200,595
Lease liabilities – non-current	86,758	254,908
Total operating lease liabilities	$254,350	$455,503

The operating lease expense is recognized as cost of sales, selling, general and administrative expenses and research and development expenses.

	For the years ended June 30,
	2024	2023
Operating leases expense excluding short-term lease expense	$226,840	$256,008
Short-term lease expense	35,900	156,717
Total	$262,740	$412,725

Supplemental information related to operating lease was as follows:

	For the years ended June 30,
	2024	2023
Weighted-average remaining lease term	1.8	2.5
Weighted-average discount rate	4.65%	4.60%
Cash paid for amounts included in the measurement of lease liabilities	$217,619	$275,890

There was no addition of operating lease assets for the years ended June 30, 2024 and 2023.

As of June 30, 2024, the maturities of the Group’s operating lease liabilities are as follows:

2025	$175,542
2026	87,771
Total minimum lease payment	$263,313
Less: interest	(8,963)
Present value of lease obligation	$254,350

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	CONVERTIBLE DEBTS

The balance of convertible debts as of June 30, 2024 and 2023 consisted of the following:

	As of June 30,
	2024	2023
Current
Debt from Shenzhen Deju	873,101
Less: Debt issuance costs	(1,098)	—
Total convertible debt, current	$872,003	$—

Non-current
Debt from Shenzhen Deju	$—	$875,016
Less: Debt issuance costs	—	(11,071)
Total convertible debt, non-current	$—	$863,945

Debt from Shenzhen Deju

In December 2021, the Group entered into a debt agreement with Shenzhen Deju Brothers No.2 Enterprise Management Partnership (“Shenzhen Deju”), pursuant to which Shenzhen Deju would provide US$891,352 (RMB6,345,000) of debt which can be converted into 755,383 shares of Series A Convertible Redeemable Preferred Shares at US$1.18 per share in the form of warrant at Shenzhen Deju’s request. The warrant in nature is a conversion option of the debt, which can be exercised once Shenzhen Deju completes the foreign exchange registration procedures for Overseas Direct Investment (“ODI”) under State Administration for Foreign Exchange (“SAFE”) requirements. The debt must be repaid by the Group to Shenzhen Deju in full either in cash or in certain amount of Series A Convertible Redeemable Preferred Shares converted at US$1.18 per share upon maturity date.

The Group is obligated to pay interests at 3% simple interest per annum accrued from the remittance date to the earlier maturity date of: (i) ten years after Shenzhen Deju remitting the debt, or (ii) two months after the Shenzhen Deju exercising the warrant. On February 13, 2023, the Group entered into a settlement agreement with Shenzhen Deju, pursuant to which the maturity date was amended to the earlier of (i) October 1, 2023, or (ii) two months after Shenzhen Deju exercising the warrant. And Shenzhen Deju had the option (i) to require the Group to repay the principal amount of the debt plus interest or (ii) to convert to Series A convertible redeemable preferred shares, before the maturity date. On August 30, 2023, the Group signed the second settlement agreement with Shenzhen Deju, which extended the maturity date to June 30, 2024, on the assumption that the Group would get listed by June 30, 2024. On July 3, 2024, the Group signed the third settlement agreement with Shenzhen Deju, which extended the maturity date to August 31, 2024, on the assumption that the Group would get listed by August 31, 2024. On August 27, 2024, the Group signed the fourth settlement agreement with Shenzhen Deju, which extended the maturity date to September 30, 2024. On October 2, 2024, the Group signed the fifth settlement agreement with Shenzhen Deju, which extended the maturity date to October 31, 2024.

The Group received US$891,352 (RMB6,345,000) of debt from Shenzhen Deju in January 2022.

Accounting for the debt with a conversion option in the form of warrant

The Group determined that the above warrant issued to Shenzhen Deju is not freestanding financial instruments, which in nature is a conversion option of the debt, as the debt must be repaid by the Group to Shenzhen Deju in full either in cash or in certain amount of Series A Convertible Redeemable Preferred Shares converted at US$1.18 per share upon maturity date. The combined instruments issued to Shenzhen Deju is substantially equivalent to convertible debt.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	CONVERTIBLE DEBTS (cont.)

The Group accounted for the convertible debt as a liability, which is subsequently stated at amortized cost with any difference between the initial carrying value and the debt issuance costs using the effective interest method over the period from the issuance date to the maturity date. The payment of interest is contingent upon the occurrence of certain conditions. The Group only accrues interest when conditions are considered probable. The amendments on extension of maturity date was not accounted for debt extinguishment, as the cash flow effect resulting from the changed terms on a present value basis is less than 10 percent, and the modification on the debt instrument is not considered to be substantially different.

The unamortized debt issuance costs of US$1,098 and US$11,071 were presented as a direct deduction from the principal amount of the convertible debt in the condensed consolidated balance sheets as of June 30, 2024 and 2023.

12.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Group completed several rounds of equity financing as follows:

Series Angel

In December 2020, two investors (“Series Angel Investors”) and the Group entered into Series Angel convertible redeemable preferred shares (“Series Angel Convertible Redeemable Preferred Shares”) investment agreement, with the aggregate investment amount of US$2,652,066 (RMB17,250,000) at US$0.19 per share for 13,613,762 shares in aggregate.

Series Pre-A

In April 2021, six investors and the Group entered into Series Pre-A convertible redeemable preferred shares (“Series Pre-A Convertible Redeemable Preferred Shares”) investment agreement, with the aggregate investment amount of US$5,903,423 (RMB38,000,000) at US$0.47 per share for 12,495,712 shares in aggregate. In June 2021, the Group, one of six investors and a new investor signed the transfer of shareholding agreements, where one of the six investors transferred a portion of its investment, 1,308,732 shares (equivalent to the investment amount of US$608,705 (RMB4,000,000) to the new investor (seven investors collectively “Series Pre-A Investors”). This is considered as equity transaction between the former shareholder and the new investor; no accounting impact to the consolidated financial statement of the Group as a result of such transaction. During the year ended June 30, 2023, the Group received proceeds of US$77,634 (RMB520,000) from Series Pre-A Convertible Redeemable Preferred Shares, and since then all the receivables for Series Pre-A convertible redeemable preferred shares has been collected.

Series A

In September 2022, the Group entered into Series A convertible redeemable preferred shares (“Series A Convertible Redeemable Preferred Shares”) investment agreement with Gongqingcheng Lanyan and three new investors (“Series A Investors”), with the aggregate investment amount of US$6,010,445 (RMB42,690,000) at US$1.18 per share for 5,082,112 shares, and US$716,947 (RMB5,100,000) out of this total investment amount was provided by Gongqingcheng Lanyan through conversion of the debt of US$716,947 (RMB5,100,000) from Gongqingcheng Lanyan. During the years ended June 30, 2024 and 2023, the Group received proceeds of US$889,816 (RMB6,345,000) and US$4,398,320 (RMB31,000,000) from Series A Convertible Redeemable Preferred Shares investors, and the receipt of this proceed reduced the balance of receivables for Series A convertible redeemable preferred shares.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

As of June 30, 2024 and 2023, the above issued convertible redeemable preferred shares (“Convertible Redeemable Preferred Shares”) in the consolidated balance sheets were stated at the redemption value, net of the unreceived investment amount US$735,496 and US$1,612,125, respectively. Receivables for convertible redeemable preferred shares as of June 30, 2024 represent investment from one Series A Investors who signed investment agreements in September 2022, for which the corresponding 755,383 Series A convertible redeemable preferred shares have been issued.

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the years ended June 30, 2024 and 2023:

Mezzanine Equity – Convertible Redeemable Preferred Shares	Series Angel Convertible Redeemable Preferred Shares	Series Pre-A Convertible Redeemable Preferred Shares	Series A Convertible Redeemable Preferred Shares	Total
Balance as of June 30, 2022	$3,863,036	$8,432,242	$—	$12,295,278
Conversion of convertible debt to Series A Convertible Redeemable Preferred Shares	—	—	716,947	716,947
Proceeds from Series Pre-A Convertible Redeemable Preferred Shares	—	77,634	—	77,634
Issuance of convertible redeemable preferred shares	—	—	5,293,498	5,293,498
Receivable of Series A convertible redeemable preferred shares	—	—	(1,612,125)	(1,612,125)
Accretion to redemption value of convertible redeemable preferred shares	—	—	3,177,059	3,177,059
Issuance costs	—	—	(105,371)	(105,371)
Foreign exchange adjustment	(294,710)	(649,217)	(251,302)	(1,195,229)
Balance as of June 30, 2023	$3,568,326	$7,860,659	$7,218,706	$18,647,691
Proceeds from Series A Convertible Redeemable Preferred Shares	—	—	889,816	889,816
Foreign exchange adjustment	(7,808)	(17,198)	(32,509)	(57,515)
Balance as of June 30, 2024	$3,560,518	$7,843,461	$8,076,013	$19,479,992

Conversion of debt from Gongqingcheng Lanyan to Series A Convertible Redeemable Preferred Shares

In December 2021, the Group entered into a debt agreement with Gongqingcheng Lanyan Yufeng Investment Partnership (“Gongqingcheng Lanyan”), pursuant to which, Gongqingcheng Lanyan would provide $716,947 (RMB5,100,000) of debt which can be converted into purchase 607,129 shares of Series A Convertible Redeemable Preferred Shares at the price of $1.18 per share in the form of warrant. The warrant in nature is a conversion option of the debt, which can be exercised once Gongqingcheng Lanyan completes the foreign exchange registration procedures for Overseas Direct Investment (“ODI”) under State Administration for Foreign Exchange (“SAFE”) requirements. The debt must be repaid by the Group to Gongqingcheng Lanyan in full either in cash or in certain amount of Series A Convertible Redeemable Preferred Shares converted at US$1.18 per share upon maturity date.

The Group is obligated to pay interest at 3% simple interest per annum accrued from the remittance date to the earlier maturity date of: (i) two years after Gongqingcheng Lanyan remitting the debt, or (ii) two months after Gongqingcheng Lanyan exercising the warrant. The Group received $716,947 (RMB5,100,000) of debt from Gongqingcheng Lanyan in January 2022.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

In September 2022, Gongqingcheng Lanyan entered into the Series A convertible redeemable preferred shares investment agreement with the Group, pursuant to which the Group would issue a total of 1,190,449 shares of Series A Convertible Redeemable Preferred Shares to Gongqingcheng Lanyan for an additional cash consideration of $672,246 (RMB4,900,000) together with the outstanding debt of $716,947 (RMB5,100,000) that was previously received in January 2022. Gongqingcheng Lanyan made the payment of $672,246 (RMB4,900,000) as the additional investment consideration to the Group in November 2022.

Key terms of the convertible redeemable preferred shares are as follows:

Conversion

Each convertible redeemable preferred shares shall be convertible, at the option of the holder thereof, to such number of ordinary shares on a one-for-one basis at any time after the issue date. The initial conversion price is the issuance price of convertible redeemable preferred shares, subject to adjustment for (1) share splits and combinations, (2) ordinary share dividends and distributions, (3) other dividends, (4) reorganizations, mergers, consolidations, reclassification, exchange, and substitution, and (5) for dilutive issuance.

Each preferred share shall automatically be converted into ordinary shares, based on the then-effective conversion price for each convertible redeemable preferred share, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares upon the earlier of the closing of (a) the Qualified IPO, or (b) the date specified by written consent or agreement of holders within each round of Convertible Redeemable Preferred Shares holding 50% or more of the issued and outstanding Convertible Redeemable Preferred Shares.

Qualified IPO is defined as a firm commitment underwritten public offering of the shares of the Company or the Group in a PRC or international stock exchange (including Shanghai Stock Exchange, Shenzhen Stock Exchange, Beijing Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange (NYSE) and NASDAQ Stock Exchange.

Redemption

Upon the occurrence of any of following circumstances (“Redemption Triggering Event”):

(a)	prior to December 31, 2025 (or such later date as agreed), the Company (i) fails to complete a qualified IPO; (ii) a security regulatory authority (including but not limited to the securities regulatory commission, the stock exchange, etc.) decides not to approve the initial public offering of the Company or the Company withdraws such application; or (iii) the occurrence of a substantial obstacle to the consummation of the Qualified IPO that the certified accountants appointed by the Company are unable to issue an unqualified audit report;

(b)	any material breach of representation, warranties, obligation or agreement as set forth in the Shareholder Agreement, the Share Purchase Agreement and the Memorandum and Articles by any of the Mr. Chao Gao and his holding companies (collectively, the “Founder Parties”), which results in a substantial loss to the Company and/or the shareholders of ordinary shares and convertible redeemable preferred shares (collectively, “Investor”);

(c)	material integrity issue of the Founder Parties or any employees or member of the senior management directly or indirectly hold any shares of the Company, including the existence of off-book income of the Group Companies beyond the acknowledgement of the Investor, the material internal control leak of the Group Companies which is intentionally caused by the Founder Parties, the occurrence of which has or will result in substantial loss of the Company and/or the Investor;

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

(d)	the redemption of shares of other shareholders of the Company by the Group or the Founder Parties;

(e)	the Founder Parties no longer devote major of their attention to the operation of the Group Companies, including the resignation from the Group Companies, being appointed by other companies engaging in a business which in competition with the Business of the Group Companies, or participant, operate or invest in the companies which are in competition with the Group Company (other than the circumstance that the Investor have already known and approved);

(f)	other circumstances result in the change of the ultimate controlling shareholder of the Company;

(g)	the main business of the Group is forbidden by applicable laws and regulations, or the alter of main business without approval of Investors;

(h)	any unclear, lost, infringement of third parties’ legal rights arising out of or relating to the core techniques and intellectual property which results in a material or substantial loss to the Company;

(i)	unless otherwise agreed by the Investors, the dismission or breach of the undertake of full-time work or the non-competition agreement over half of the key employees.

After the occurrence of the Redemption Triggering Event, each holder of the Convertible Redeemable Preferred Shares has the right to request for the redemption of part or all of the Convertible Redeemable Preferred Shares held by them. The redemption is exercised in the sequence of Series A Convertible Redeemable Preferred Share, Series Pre-A Convertible Redeemable Preferred Share, and Series Angel Convertible Redeemable Preferred Share.

Redemption value (“Redemption Value”) with respect to each Series A Convertible Redeemable Preferred Share, Series Pre-A Convertible Redeemable Preferred Share, and Series Angel Convertible Redeemable Preferred Share, shall equal the sum of 150% of the issue price corresponding to each series of the convertible redeemable preferred share, plus all declared but unpaid dividends.

Liquidation Preference

In the event of any liquidation events of the Company, the investor shall have the right to require the Company, after the payment of remuneration and welfare of employee, tax, and unpaid debt, to pay the liquidation amount to the Investor prior to founder party and any other ordinary shareholders of the Company. Liquidation events include: (i) the dissolution, insolvency, winding up, or liquidation of the Company under applicable laws and regulations; (ii) any merger or acquisition of the Company, in which all shareholders then together hold less than 50% equity interest in the Company or the survival entity; (iii) any substantial sale of all or major assets of Company, or any substantial sale or exclusive license of all intellectual property of the Company.

The liquidation preference is exercised in the sequence of Series A Preferred Shares, Series Pre-A Preferred Shares, and Series Angel Preferred Shares. Upon the occurrence of liquidation events, the holders of Preferred Share shall be entitled to receive the liquidation amount (“Liquidation Amount”) equal to 100% of the original purchase price of Convertible Redeemable Preferred Shares, plus the annual interest of 12% of the original purchase price and plus all declared but unpaid dividends on each Preferred Share. If the assets of the Company are insufficient to make payment of the 100% investment amounts to the holders of convertible redeemable preferred shares, the holders of Convertible Redeemable Preferred Shares are entitled to the amounts ratably in proportion to the full amount to which the holders are entitled. After the full payment of the Liquidation Amount as defined above, the remaining assets and the proceeds available for distribution shall be distributed among all shareholders of the Company pro rata to their then share proportion at the time of the liquidation.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Dividends

Each holder of a Preferred Share shall be entitled to receive dividends, in pari passu with each holder of any other class or series of Shares of the Company. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividend was declared or accrued for the years ended June 30, 2024 and 2023.

Voting Rights

The holder of a Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Convertible Redeemable Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company’s members entitled to vote. Each series of Convertible Redeemable Preferred Shares are allowed to vote separately with respect to any matters.

Accounting for the Convertible Redeemable Preferred Shares

The Group has classified the convertible redeemable preferred shares as mezzanine equity as these Convertible Redeemable Preferred Shares are contingently redeemable upon the occurrence of an event not solely within the control of the Group. Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. In addition, the Group adjusts changes in the redemption value of the convertible redeemable preferred shares based on the 150% of the original purchase price of each series of Convertible Redeemable Preferred Shares, as defined in the Redemption Value. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Impacts of adopting ASU 2020-06

Agreements for Series Angel Convertible Redeemable Preferred Shares and Series Pre-A Convertible Redeemable Preferred Shares were signed in December 2020 and in April 2021, respectively. The Group has evaluated and determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all series Convertible Redeemable Preferred Shares because the initial effective conversion price of these Convertible Redeemable Preferred Shares was higher than the fair value of the Company’s ordinary shares at the commitment date determined by the Company taking into account independent valuations.

From the fiscal year 2022 beginning July 1, 2021, the Group adopted ASU 2020-06, which simplifies accounting treatments for instruments with beneficial conversion features. Since no beneficial conversion feature recognized before July 1, 2021, there is no accounting impact upon the adoption of ASU 2020-06 in connection with the issuance of Series Angel Convertible Redeemable Preferred Shares and Series Pre-A Convertible Redeemable Preferred Shares. For Series A Convertible Redeemable Preferred Shares, there is no need to consider the accounting impact of beneficial conversion features with the adoption of ASU 2020-06.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	REDEEMABLE NON-CONTROLLING INTERESTS

On January 23, 2024, Beijing Scage Future Automobile Co., Ltd. (“Beijing Scage Future”), entered into a shareholder agreement (“Shareholder Agreement”) with Qingdao Guodao Yinsheng No. 3 Venture Capital Fund Partnership (L.P.) (“Guodao”), in which Guodao will inject US$4,225,412 (RMB30,000,000) for 6% equity interests of Beijing Scage Future. On April 2, 2024, Beijing Scage Future received US$2,765,487 (RMB20,000,000) from Guodao. On May 20, 2024, the Industrial and Commercial Registration process for the transfer of the 4% equity interests, corresponding to the investment amount received, has been completed, and thereafter, Guodao has become a non-controlling interest shareholder of Beijing Scage Future. The investment from Guodao is also subject to the below redemption terms:

Redemption right

Within two years from the Shareholder Agreement and related documents being legally signed, Guodao has the right to choose whether to redeem the investment in either one of the redemption mechanisms as stated below.

Redemption Mechanisms

(a)	Cash Redemption: When Guodao exercises its redemption right, Beijing Scage Future and/or the founder of Beijing Scage Future, Mr. Gao Chao, shall repurchase the corresponding equity interests invested by Guodao in cash. The redemption price consists of two portions: (A) the Company is responsible for the principal of the initial investment with 15% of simple interest per annum accrued started from the remittance date; (B) the Founder is responsible for the percentage of equity interests (i.e. 4%) that Guodao invested in *the equity value of Beijing Scage Future-the redemption amount that the Company is responsible for. The equity value of Beijing Scage Future shall be no less than RMB833 million at the time of redemption. The redemption period is within two years from the Shareholder Agreement was signed, i.e. from January 24, 2024 to January 23, 2026.

(b)	Share Swap to Equity Interest in the Group: Guodao would first request Beijing Scage Future to return the investment in full, and then Guodao will reinvest in Scage International Limited to obtain certain percentage of equity interest in Scage International Limited in the form of outbound direct investment (ODI). The percentage of equity interest to be obtained and the entity value of Scage International Limited will be negotiated by both parties at the time of redemption.

For initial recognition, on the date the Group received cash investment, the Group initially recorded the carrying amount at cash consideration. In determining subsequent measurement, the Group first attributed noncontrolling interest share of the Beijing Scage Future’s net loss pursuant to ASC 810-10, then adjust the noncontrolling interest to the maximum redemption amount (if higher) according to ASC 480-10-S99-3A. The Group recognized the maximum redemption amount including responsibilities of both the Group and the Founder as Guodao can enforce payment of the full obligation against the Group according to the Shareholder Agreement.

Mezzanine Equity – Redeemable Non-controlling Interests	Redeemable Non-controlling Interests
Balance as of June 30, 2023	$—
Contribution from redeemable non-controlling interests	2,765,487
Attribution of net loss	(7,738)
Accretion of redeemable non-controlling interests	1,851,388
Foreign exchange adjustment	(24,153)
Balance as of June 30, 2024	$4,584,984

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	ORDINARY SHARES

The Group’s authorized share capital is US$50,000 divided into 5,000,000,000 shares consisting of: (i) 4,968,808,414 are designated as Ordinary Shares with a par value of US$0.00001 each; (ii) 13,613,762 designated as Series Angel Convertible Redeemable Preferred Shares with a par value of US$0.00001 each; (iii) 12,495,712 designated as Series Pre-A Convertible Redeemable Preferred Shares with a par value of US$0.00001 each; and (iv) 5,082,112 designated as Series A Convertible Redeemable Preferred Shares with a par value of US$0.00001 each. As of June 30, 2024 and 2023, there were 104,766,463 shares issued and outstanding.

15.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

According to Tax Amendment No. 3 Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. Under Hong Kong tax laws, Scage HK is not taxed on its foreign-sourced income. Additionally, upon payments of dividends from Scage HK to its shareholders, no withholding tax in Hong Kong will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the years ended June 30, 2024 and 2023.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Nanjing Scage Automobile Technology Co., Ltd. obtained its HNTE status in 2021 and enjoyed the preferential tax rate for the period of 3 years through December 2023. In 2024, Nanjing Scage Automobile Technology Co., Ltd. re-applied for the HNTE and has been approved by Nanjing Science and Technology Bureau, waiting for the final approval and disclosure by Jiangsu Certification Authority Office.

According to Caishui [2019] No.13, [2021] No.12, announcement of the Ministry of Finance and the State Taxation Administration, and [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, small, low profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million (US$412,814), (ii) no more than 300 employees, and (iii) total assets of no more than RMB50 million (US$6,880,229).

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (cont.)

According to [2021] No.8, announcement of the State Taxation Administration, which became effective on January 1, 2021 and until to December 31, 2022, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$137,605) is subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2022] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB1 million (US$137,605) but no more than RMB3 million (US$412,814) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.06, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2023 and until to December 31, 2024, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$137,605) is subject to the preferential income tax rate of 5% (only 25%% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the years ended June 30, 2024 and 2023, some PRC subsidiaries are qualified small, low profit enterprises as defined, and thus are eligible for the above preferential tax rates for small, low profit enterprises.

According to [2021] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2021, an enterprise engaged in manufacturing business and whose main operating revenue accounts for more than 50% of the total revenue, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year. The same tax incentives policy further applies to all enterprises according to [2022] No.16, announcement of the Ministry of Finance, the State Taxation Administration and Ministry of Science and Technology, and [2023] No.7, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2022 and 2023, respectively.

According to [2023] No.7, announcement of the Ministry of Finance and the State Taxation Administration, effective from January 1, 2023 onwards, enterprises engaging in research and development activities are entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

The income tax provision consists of the following components:

For the years ended June 30,
	2024	2023
Current income tax expense	$—	$—
Deferred income tax benefit	—	—
Total income tax benefit	$—	$—

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended June 30,
	2024	2023
Loss before income tax expense	$5,980,776	$6,618,209
Income tax benefit at the PRC statutory rate of 25%	1,495,193	1,654,553
Impact of different tax rates in other jurisdictions	(155,074)	—
Effect of preferential tax rate(a)	(715,782)	(712,507)
Tax effect of entertainment expense	(191,237)	(200,297)
Tax effect of welfare expense	—	(181)
Tax effect of R&D expense additional deduction	337,007	270,598
Tax effect of non-deductible expenses	—	(142,177)
Tax effect of true-up on NOL	(80,363)	—
Change in valuation allowance	(689,744)	(869,989)
Income tax expense	$—	$—

(a)	The Group’s subsidiary Nanjing Scage is subject to a favorable tax rate of 15% as a “High and New Technology Enterprise” (“HNTE”), all the Group’s other subsidiaries are subject to a favorable tax rate of 2.5% or 5% as small, low-profit enterprises. For the years ended June 30, 2024 and 2023, per share effect of preferential tax were ($0.01) and ($0.01), respectively.

As of June 30, 2024 and 2023, the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of June 30,
	2024	2023
Deferred tax assets:
Net operating loss carry-forwards	$2,107,134	$1,643,817
Excess advertising expense	2	2
Allowance for credit losses	36,061	1,116
Inventory write-downs	191,624	60,469
Impairment of long-lived assets	17,038	—
Accrued expenses	81,123	60,601
Operating lease liabilities	38,152	56,861
Net-off with deferred tax liabilities	(57,288)	(90,951)
Total deferred tax assets	2,413,846	1,731,915
Less: Valuation allowance	(2,413,846)	(1,731,915)
Total deferred tax assets, net	$—	$—

	As of June 30,
	2024	2023
Deferred tax liabilities
Accelerated depreciation of fixed assets	$(4,557)	$(9,175)
Fixed assets cost adjustment arise from internal transactions	(10,190)	(8,939)
Right-of-use assets	(42,541)	(72,837)
Net-off with deferred tax assets	57,288	90,951
Total deferred tax assets, net	$—	$—

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	TAXATION (cont.)

Changes in valuation allowance are as follows:

	For the years ended June 30,
	2024	2023
Balance at the beginning of the period	$1,731,915	$968,543
Additions	714,889	917,786
Utilization	(25,145)	(47,797)
Effect of change of preferential tax rate	—	3,121
Foreign exchange effect	(7,813)	(109,738)
Balance at the end of the period	$2,413,846	$1,731,915

According to PRC tax regulations, the PRC enterprise net operating loss can generally be carried forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no longer than ten years, starting from the year subsequent to the year in which the loss was incurred. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. As of June 30, 2024 and 2023, the Group had net operating loss carryforwards of US$15,565,700 and US$11,799,016, respectively, which arose from the Group’s subsidiaries established in the PRC. As of June 30, 2024, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2034, if not utilized.

As of June 30, 2024 and 2023, the Group did not recognize any net deferred tax assets, as the Group has provided a valuation allowance of US$2,413,846 and US$1,731,915, respectively, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future due to the Group’s history of losses.

Uncertain Tax Position

As of June 30, 2024 and 2023, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2024 and 2023, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. As of June 30, 2024, tax years from 2019 through 2023 for the Group’s affiliated entities in the PRC remain open for statutory examination by the PRC tax authorities.

16.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended June 30,
	2024	2023
Numerator:
Net loss attributable to Scage International	$(5,814,441)	$(6,437,328)
Accretion of convertible redeemable preferred shares	—	(3,177,059)
Accretion for redeemable non-controlling interests	(1,851,388)	—
Numerator for basic and diluted net loss per share calculation	$(7,665,829)	$(9,614,387)

Denominator:
Weighted average number of ordinary shares – basic and diluted	104,766,463	104,766,463

Net loss per ordinary share
– Basic and diluted	$(0.07)	$(0.09)

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	NET LOSS PER SHARE (cont.)

Basic and diluted net loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding convertible redeemable preferred shares and any shares subject to conversion from convertible debts were excluded from the computation of diluted loss per share in each of the applicable years as their effects would be anti-dilutive during the respective year. For the years ended June 30, 2024 and 2023, the number of the above shares excluded in calculation were 31,946,969 and 31,946,969, respectively.

17.	RELATED PARTY TRANSACTIONS

Nature of relationship with related parties

The following is a list of related parties, with which the Group has transactions:

No.	Name of Related Parties	Relationship
1	Mr. Chao Gao	Principal Shareholder of the Group, Chairman of the Board, Director and Chief Executive Officer
2	Mr. Jimin An	Director and Chief Executive Officer of subsidiaries
3	Mr. Ziqian Guan	Chief Operating Officer
4	Mr. Yuanchi Guo	Interim Chief Financial Officer
5	Mr. Linfang Dong	Principal Shareholder of Scage Xinjiang
6	Nanjing Feiqizhi Logistics Technology Co., Ltd.	Shared the same Supervisor with the Group
7	Mr. Qiang Fu	Supervisor of subsidiaries
8	Ms. Min Wu	Director of Scage Nanjing
9	Scage Future	Controlled by Gao Chao

Related parties transaction

Significant transactions with related parties during the years ended June 30, 2024 and 2023 were as follows:

		For the years ended June 30,
Related parties	Nature	2024	2023
Mr. Chao Gao	Repayments of loan borrowed from a related party	$454,645	$—
	Proceeds of loans from a related party	—	632,766
Mr. Jimin An	Collection of loan previously lent to a related party	242,530	—
	Proceeds of loans borrowed from a related party	130,107	—
	Repayments of loan borrowed from a related party	96,888	—
	Expenses paid on behalf of the Company by a related party	73,892	27,405
	Reimbursement to a related party for expenses paid on behalf of the Company	63,308	—
Mr. Ziqian Guan	Expenses paid on behalf of the Company by a related party	180,324	44,290
	Reimbursement to a related party for expenses paid on behalf of the Company	109,805	—
	Advance to a related party for daily operation	54,209	—

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	RELATED PARTY TRANSACTIONS (cont.)

		For the years ended June 30,
Related parties	Nature	2024	2023
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Payment for purchases from a related party	262,983	—
	Collection of rent from a related party	16,886	—
	Rent to a related party	—	16,290
	Purchase from a related party	262,983	1,782
Yuanchi Guo	Expenses paid on behalf of the Company by a related party	11,855	—
Mr. Linfang Dong	Repayments of loan from a related party	—	11,505
Scage Future	Advance to related parties for daily operation	39,489	—

Related parties balance

Amounts due from related parties as of June 30, 2024 and 2023 were as follows:

		As of June 30,
Related parties	Nature	2024	2023
Scage Future	Advances	$39,489	$—
Mr. Jimin An	Advances	—	241,644
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Lease income receivables	14,036	30,892
Mr. Ziqian Guan	Advances	—	5,970
Mr. Yuanchi Guo	Advances	—	4,174
Mr. Linfang Dong	Advances	—	241
Gross amount		53,525	282,921
Less: Provision for credit losses		(14,036)	(2,317)
Total amount due from related parties		$39,489	$280,604

Provisions for amount due from related parties of were US$11,792 and US$2,416 for the years ended June 30, 2024 and 2023, respectively.

Amounts due to related parties as of June 30, 2024 and 2023 were as follow:

		As of June 30,
Related parties	Nature	2024	2023
Mr. Chao Gao	Loan and interest payable(1)	$181,715	$635,140
Mr. Jimin An	Loan and interest payable	43,548	—
Mr. Ziqian Guan	Payables for daily operations	10,258	—
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Payables for raw materials	1,705	1,710
Mr. Yuanchi Guo	Payables for daily operations	789	—
Mr. Qiang fu	Payables for daily operations	872	495
Ms. Min Wu	Payables for daily operations	—	752
Total amount due to related parties		$238,887	$638,097

Note 1:	On March 15, 2020, Mr. Chao Gao signed a loan agreement with the Group and lent US$15,137 (RMB110,000, “First Loan”) to the Group for daily operations, with interest at a rate of 4% per annum. The loan has been fully repaid by the Group on November 20, 2023.

On January 4, 2023, Mr. Chao Gao signed a loan agreement with the Group and agreed to lend US$605,460 (RMB4,400,000, “Second Loan”) to the Group for daily operations, with interest at a rate of 4% per annum. The loan is due on demand of Mr. Chao Gao. US$454,645 of the balance has been repaid by the Group during the year ended June 30, 2024 and the amounts due to Mr. Chao Gao was US$181,715 as of June 30, 2024.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenues.

	For the years ended June 30,
	2024	2023
Percentage of the Group’s total revenues
Customer A	96.77%	12.84%
Customer B	*	25.41%
Customer C	*	19.76%
Customer D	*	19.70%
Customer E	*	15.34%

*	represents percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2024	2023
Percentage of the Group’s accounts receivable from
Customer A	95.64%	*
Customer D	*	92.04%

*	represents percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchase:

	For the years ended June 30,
	2024	2023
Percentage of the Group’s purchase
Supplier A	51.61%	*
Supplier B	28.15%	*
Supplier C	*	51.40%
Supplier D	*	10.68%

*	represents percentage less than 10%

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of June 30,
	2024	2023
Percentage of the Group’s accounts payable to
Supplier A	13.56%	*
Supplier E	19.31%	*
Supplier F	12.97%	14.54%
Supplier G	10.13%	*

*	represents percentage less than 10%

19.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2024, the Group is not a party to any material legal or administrative proceedings.

20.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the shareholders. Paid-in capital of our subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2024 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiaries, that are included in the consolidated net assets were nil and $21.6 million, respectively.

21.	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occur after June 30, 2024, other than the event disclosed below, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

On August 23, 2024, a Subscription Agreement (“Subscription Agreement of Global A”) is being entered into between Scage International Limited (“the Company”) and Global A Plus Investment SPC Ltd. (“Global A”), in which Global A promises to subscribe 1,721,171 ordinary shares with par value US$0.00001 per share in the capital of the Company, at a purchase price of US$5.81 per share, for an aggregate purchase price of US$10,000,000 (“Subscription Amount of Global A”). The Company’s obligation to issue the shares to Global A is contingent upon the receipt of full Subscription Amount of Global A by wire transfer in immediately available funds to the account designated by the Company in the closing notice. The Company expected to receive the Subscription Amount of Global A in October 2024.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	SUBSEQUENT EVENTS (cont.)

On August 23, 2024, a Subscription Agreement (“Subscription Agreement of MOUETTE”) is being entered into between Scage International Limited (“the Company”) and MOUETTE CAPITAL COMPANY LTD. (“MOUETTE”), in which MOUETTE promises to subscribe 1,721,171 ordinary shares with par value US$0.00001 per share in the capital of the Company, at a purchase price of US$5.81 per share, for an aggregate purchase price of US$10,000,000 (“Subscription Amount of MOUETTE”). The Company’s obligation to issue the shares to MOUETTE is contingent upon the receipt of full Subscription Amount of MOUETTE by wire transfer in immediately available funds to the account designated by the Company in the closing notice. MOUETTE has wired $5,500,000 on September 20, 2024 and $4,500,000 on October 10, 2024 respectively. The Company received US$5,500,000 on September 26, 2024 and will proceed with issuing shares upon receiving the full Subscription Amount of MOUETTE.

On August 30, 2024, a Subscription Agreement (“Subscription Agreement of Taimingtang”) is being entered into between Scage International Limited (“the Company”) and Kunshan Taimingtang Investment Center (Limited Partnership) (“Taimingtang”), in which the Investor promises to subscribe 1,376,936 ordinary shares with par value US$0.00001 per share in the capital of the Company, at a purchase price of US$5.81 per share, for an aggregate purchase price of US$8,000,000 (“Subscription Amount of Taimingtang”). The Company’s obligation to issue the shares to Taimingtang is contingent upon the receipt of full Subscription Amount of Taimingtang by wire transfer in immediately available funds to the account designated by the Company in the closing notice. The Subscription Agreement of Taimingtang was terminated on September 30, 2024.

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of a registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated-subsidiaries shall mean the amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04. Schedule of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, Scage, has been prepared using the same accounting policies as set out in Company’s Consolidated Financial Statements except that the parent company has used the equity method to account for its investment in its subsidiaries. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

The Company’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands. The Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed balance sheets

	As of June 30,
	2024	2023
Assets
Current assets
Cash	$2,665	$—
Prepaid expenses and other current assets	42,700	—
Amounts due from related parties, net	229,157	—
Total current assets	274,522	—

Non-current assets
Deferred offering costs	50,320	—
Investment in subsidiaries	—	257,920
Total non-current assets	50,320	257,920
Total assets	$324,842	$257,920

Liabilities
Non-current liabilities
Accrued expenses and other payables	$5,000	$—
Total current liabilities	5,000	—

Non-current liabilities
Investment deficit in subsidiaries	2,253,434	—
Total non-current liabilities	2,253,434	—
Total liabilities	2,258,434	—

Mezzanine equity (Aggregate liquidation preference of $16,622,139 and $14,286,911 as of June 30, 2024 and 2023, respectively)
Series Angel convertible redeemable preferred shares (par value $0.0001 per share, 13,613,762 shares authorized, issued and outstanding as of June 30, 2024 and 2023, respectively)	3,560,518	3,568,326
Series Pre-A convertible redeemable preferred shares (par value $0.0001 per share, 12,495,712 shares authorized, issued and outstanding as of June 30, 2024 and 2023, respectively)	7,843,461	7,860,659
Series A convertible redeemable preferred shares (par value $0.0001 per share, 5,082,112 shares authorized, issued and outstanding as of June 30, 2024 and 2023, respectively)	8,811,509	8,830,831
Receivables for Series A convertible redeemable preferred shares	(735,496)	(1,612,125)
Redeemable non-controlling interests	4,584,984	—
Total mezzanine equity	24,064,976	18,647,691

Shareholders’ deficit
Ordinary shares	1,048	1,048
Additional paid-in capital	—	—
Accumulated deficit	(27,269,342)	(19,603,513)
Accumulated other comprehensive income	1,269,726	1,212,694
Total Scage shareholders’ deficit	(25,998,568)	(18,389,771)
Total liabilities, mezzanine equity and shareholders’ deficit	$324,842	$257,920

SCAGE INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of operations and comprehensive loss

	For the years ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Operating loss:
General and administrative expenses	$(160,196)	$—
Share of loss from subsidiaries	(5,617,007)	(6,437,328)
Total operating loss	(5,777,203)	(6,437,328)

Interest expense, net	(37,238)	—
Total other loss, net	(37,238)	—

Loss before income taxes	(5,814,441)	(6,437,328)
Income tax expense	—	—
Net loss attributable to Scage International Limited	(5,814,441)	(6,437,328)
Accretion of convertible redeemable preferred shares	—	(3,177,059)
Accretion for redeemable NCI	(1,851,388)	—
Net loss attributable to Scage International Limited’s ordinary shareholders	(7,665,829)	(9,614,387)

Net loss attributable to Scage International Limited	(5,814,441)	(6,437,328)
Other comprehensive loss:
Foreign currency translation difference	57,032	1,162,285
Total comprehensive loss attributable to Scage International Limited	(5,757,409)	(5,275,043)
Accretion of convertible redeemable preferred shares	—	(3,177,059)
Accretion for redeemable NCI	(1,851,388)	—
Comprehensive loss attributable to Scage International Limited’s ordinary shareholders	$(7,608,797)	$(8,452,102)

Condensed statements of cash flows

	For the years ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss attributable to Scage International Limited	$(5,814,441)	$(6,437,328)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	5,814,441	6,437,328
Net cash provided by operating activities	—	—
Net cash provided by investing activities	—	—
Net cash provided by financing activities	2,665	—
Net change in cash	2,665	—
Cash at beginning of year	—	—
Cash at end of year	$2,665	$—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Finnovate Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Finnovate Acquisition Corp. (the “Company”) as of December 31, 2024, and the related statement of operations, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before November 8, 2025. The Company entered into a definitive business combination agreement with a business combination target on August 21, 2023 (as amended on June 18, 2024, October 31, 2024 and April 2, 2025); however, the completion of this transaction is subject to the approval of the Company’s stockholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to November 8, 2025, or such other date as may be extended pursuant to the Business Combination Agreement, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after November 8, 2025, or such other date as may be extended pursuant to the Business Combination Agreement, in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2025.

Houston, Texas

June 5, 2025

FINNOVATE ACQUISITION CORP.

BALANCE SHEETS

	As of	As of
	December 31, 2024	December 31, 2023
Assets
Current Assets
Cash	$769	$37
Prepaid expenses	24,030	37,389
Total Current Assets	24,799	37,426
Investments held in Trust Account	10,208,877	51,200,344
Total Assets	$10,233,676	$51,237,770

Liabilities, Redeemable Ordinary Shares and Shareholders’ Deficit
Current liabilities
Accounts payable and accrued expenses	$2,138,556	$1,435,205
Working capital loan – related party	1,204,630	542,503
Promissory note payable – third party	316,520	-
Promissory note payable – related party	1,368,264	800,000
Due to a related party	83,600	56,600
Total Liabilities	5,111,570	2,834,308

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, 865,292 and 4,623,332 shares at redemption value of $11.80 and $11.07 at December 31, 2024 and 2023, respectively	10,208,877	51,200,344

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-
Class A ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 4,462,499 shares issued and outstanding (excluding 865,292 and 4,623,332 shares subject to possible redemption) at December 31, 2024 and 2023, respectively	446	446
Class B Ordinary Shares, $0.0001 par value, 50,000,000 shares authorized, 1 share issued and outstanding at December 31, 2024 and 2023, respectively	-	-
Accumulated deficit	(5,087,217)	(2,797,328)
Total Shareholders’ Deficit	(5,086,771)	(2,796,882)
Total Liabilities, Redeemable Ordinary Shares and Shareholders’ Deficit	$10,233,676	$51,237,770

The accompanying notes are an integral part of these financial statements.

FINNOVATE ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	For the Year ended December 31, 2024	For the Year ended December 31, 2023
Formation, general and administrative expenses	$1,622,093	$1,993,129
Loss from operations	(1,622,093)	(1,993,129)

Other income
Interest earned on Investments held in Trust Account	1,406,139	4,486,207
Interest earned on Bank Account	468	1,831
Total other income	1,406,607	4,488,038

Net (Loss)/Income	$(215,486)	$2,494,909

Basic and diluted weighted average shares outstanding, redeemable Class A ordinary shares	2,828,475	8,982,127
Basic and diluted net (loss)/income per redeemable Class A ordinary share	$(0.03)	$0.19

Basic and diluted weighted average shares outstanding, non-redeemable ordinary shares	4,462,500	4,462,500
Basic and diluted net (loss)/income per non-redeemable ordinary share	$(0.03)	$0.19

The accompanying notes are an integral part of these financial statements.

FINNOVATE ACQUISITION CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2024

	Ordinary Shares				Additional		Total
	Class A		Class B		paid-in	Accumulated	Shareholder’s
	Shares	Amount	Shares	Amount	capital	deficit	Deficit
Balance - December 31, 2023	4,462,499	$446	1	$-	-	$(2,797,328)	$(2,796,882)
Remeasurement of Class A redeemable shares to redemption value	-	-	-	-	-	(1,406,139)	(1,406,139)
Extension Contribution	-	-	-	-	-	(668,264)	(668,264)
Net loss	-	-	-	-	-	(215,486)	(215,486)

Balance - December 31, 2024	4,462,499	$446	1	$-	-	$(5,087,217)	$(5,086,771)

The accompanying notes are an integral part of these financial statements.

FINNOVATE ACQUISITION CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2023

	Ordinary Shares				Additional		Total
	Class A		Class B		paid-in	Accumulated	Shareholder’s
	Shares	Amount	Shares	Amount	capital	deficit	Deficit
Balance - December 31, 2022	150,000	$15	4,312,500	$431	$-	$(455,795)	$(455,349)
Conversion of Sponsor Shares	4,312,499	431	(4,312,499)	(431)	-	-	-
Promissory Note Forgiveness	-	-	-	-	449,765	-	449,765
Remeasurement of Class A redeemable shares to redemption value	-	-	-	-	(449,765)	(4,036,442)	(4,486,207)
Extension Contribution	-	-	-	-	-	(800,000)	(800,000)
Net income	-	-	-	-	-	2,494,909	2,494,909

Balance - December 31, 2023	4,462,499	$446	1	$-	-	$(2,797,328)	$(2,796,882)

The accompanying notes are an integral part of these financial statements.

FINNOVATE ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	For the Year ended	For the Year ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Net (loss)/income	(215,486)	$2,494,909
Interest earned on Investments held in Trust Account	(1,406,139)	(4,486,207)
Changes in operating assets and liabilities:
Prepaid expenses	13,359	277,113
Accounts payable and accrued expenses	703,351	912,404
Due to a related party	27,000	15,136
Net cash used in operating activities	(877,915)	(786,645)

Cash flows from investing activities:
Cash withdrawn from Trust Account in connection with redemptions	43,065,870	132,616,922
Extension Contribution	(668,264)	(800,000)
Net cash provided by investing activities	42,397,606	131,816,922

Cash flows from financing activities:
Redemption of Class A Ordinary Shares to underwriters	(43,065,870)	(132,616,922)
Proceeds from working capital loan – related party	662,127	542,503
Proceeds from promissory note – third party	316,520	-
Proceeds from promissory note – related party	568,264	800,000
Net cash used in financing activities	(41,518,959)	(131,274,419)

Net change in cash	732	(244,142)
Cash at beginning of year	37	244,179
Cash at end of year	769	$37

Supplemental disclosure of cash flow information:
Remeasurement of Class A redeemable shares to redemption value	$1,406,139	$4,486,207
Promissory Note forgiveness	$-	$449,765

The accompanying notes are an integral part of these financial statements.

FINNOVATE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS BACKGROUND

Organization and General

Finnovate Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on March 15, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from March 15, 2021 (inception) through December 31, 2024 relates to the Company’s formation and its initial public offering (the “IPO”) described below, and, since the IPO, the search for a target for its Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

IPO

On November 8, 2021, the Company completed the sale of 15,000,000 units (the “Units” and, with respect to the shares of Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) included in the Units being offered, the “Public Shares”) at $10.00 per Unit. On November 12, 2021, the Company closed on the full over-allotment resulting in the sale of an additional 2,250,000 Units. The IPO and subsequent exercise of the over- allotment generated gross proceeds of $172,500,000 , which is described in Note 4. Each Unit consists of one share of Class A Ordinary Shares and three-quarters of one redeemable warrant (“Public Warrant”).

Simultaneously with the closing of the IPO, the Company completed the sale of 7,900,000 private placement warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Finnovate Sponsor, LP (the “Sponsor”) as well as to EarlyBirdCapital, Inc. (“EarlyBirdCapital”). On November 12, 2021, pursuant to the full exercise of the over-allotment option, the Sponsor purchased an additional 900,000 Private Placement Warrants. The IPO and subsequent exercise of the over-allotment generated gross proceeds of $8,800,000 from the sale of the Private Placement Warrants.

Following the closing of the IPO on November 8, 2021 and the subsequent exercise of the over-allotment option, $175,950,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”), located in the United States at a nationally recognized financial institution, with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee will not be permitted to invest in other securities or assets. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of the Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum”) to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem the Public Shares if the Company does not complete the initial Business Combination within the Combination Period or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity; and (iii) the redemption of all of the Public Shares if the Company is unable to complete the Business Combination by November 8, 2025, subject to applicable law. If the Company does not invest the proceeds as discussed above, the Company may be deemed to be subject to the Investment Company Act.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80 % of the net assets held in the Trust Account as defined below (excluding the underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50 % or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company.

The Company will provide its Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, subject to the limitations described herein.

The amount in the Trust Account is approximately $11.80 per Public Share as of December 31, 2024. The per-share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the underwriting commissions the Company will pay to the underwriter. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of the Business Combination with respect to the warrants. The Company’s initial shareholders, directors and officers have entered into a letter agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to the 4,312,500 shares of Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”) purchased in March 2021 (the “Founder Shares”, described in more detail in Note 6) and Public Shares held by them in connection with the completion of the Business Combination.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares, and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15 % or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s Business Combination or to redeem 100 % of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders rights or pre- Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company has until November 8, 2025 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors (“Board” or “Board of Directors”), dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its right to its underwriting commission (see Note 10) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per Unit ($10.00 ).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.20 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes. This liability will not apply with respect to claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity, Capital Resources and Going Concern

As of December 31, 2024, the Company had $769 in its operating bank account and a working capital deficit of $5,086,771 . The Company’s liquidity needs up to December 31, 2024 had been satisfied by payment from the Sponsor for the Founder Shares, a loan under an unsecured promissory note from the Sponsor of up to $250,000 (the “March 2021 Promissory Note”), drawdowns against the available working capital loan (the “Working Capital Loan”), as well as advances and payments made on behalf of the Company by related parties. The March 2021 Promissory Note was fully repaid as of November 8, 2021.

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company with funds as may be required (Working Capital Loans, described in more detail in Note 6). As of December 31, 2024 and December 31, 2023, the Company had no outstanding borrowings under this loan, respectively.

On June 2, 2023, the Company issued a promissory note (the “June 2023 Promissory Note”) in the aggregate principal amount of up to $1,200,000 to the Sponsor, the proceeds from which will be deposited into the Trust Account for the benefit of each Public Share that was not redeemed in connection with the Company’s May 8, 2023 shareholder vote to approve an extension of the Company’s termination date from May 8, 2023 to May 8, 2024 (the “Extension”). The Sponsor agreed to pay $100,000 per month until the completion of an initial Business Combination, commencing on May 8, 2023 and continuing through May 8, 2024. The June 2023 Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its Business Combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor, up to $1,200,000 of the unpaid principal amount of the June 2023 Promissory Note may be converted into warrants of the Company (the “Conversion Warrants”) at a conversion price of $1.00 per warrant. The Conversion Warrants shall be identical to the Private Placement Warrants issued by the Company at the IPO. The Company has determined that the fair value of the June 2023 Promissory Note is its face value as the note was not issued with a substantial premium. As of December 31, 2024 and 2023, the outstanding balance of the June 2023 Promissory Note was $1,100,000 and $800,000 , respectively, which is included in the Promissory Note payable – related party account on the accompanying condensed balance sheets, and no interest was accrued.

On November 8, 2023, the Company issued a promissory note in the principal amount of up to $1,500,000 to Sunorange (the “November 2023 Promissory Note”). The November 2023 Promissory Note was issued in connection with advances made by Sunorange since May 8, 2023 and advances Sunorange may make in the future to the Company for working capital expenses. The November 2023 Promissory Note is non-interest bearing and payable upon the earlier of (i) the date of the consummation of the Business Combination or (ii) the date of the Company’s liquidation. As of December 31, 2024 and 2023, the Company had $1,204,630 and $542,503 outstanding under the November 2023 Promissory Note included in the Working capital loan – related party line of the balance sheet.

On January 26, 2024, the Company issued an unsecured promissory note (the “January 2024 Promissory Note”) in the aggregate principal amount of up to $1,500,000 to Scage, a party to the Business Combination Agreement entered into by the Company, Scage, and other parties on August 21, 2023 (the “Scage Business Combination Agreement”), for the Company’s working capital needs. The January 2024 Promissory Note does not bear interest and matures upon the earlier of the closing of an initial Business Combination by the Company and the Company’s liquidation. As of December 31, 2024, the Company had $316,520 outstanding under the January 2024 Promissory Note.

On May 15, 2024, the Company issued the May 2024 Promissory Note in the aggregate principal amount of up to $225,000 to the Sponsor, which were deposited into the Trust Account for the benefit of each Public Share that was not redeemed in connection with the May 8, 2024 shareholder vote to approve the May 2024 Extension. The Sponsor agreed to pay $37,500 per month until the completion of an initial Business Combination, commencing on May 8, 2024 and continuing through November 8, 2024. As of December 31, 2024 and 2023, the balance outstanding on the May 2024 Promissory Note was $225,000 and $0 , respectively.

On November 11, 2024, the Company issued the November 2024 Note in the aggregate principal amount of up to $259,588 to the Sponsor, which will be deposited into the Trust Account for the benefit of each Public Share that was not redeemed in connection with the November 2024 Extension. The Sponsor agreed to pay $43,264 per month until the completion of an initial Business Combination, commencing on November 8, 2024 and continuing through May 8, 2025. The November 2024 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which we consummate our Business Combination and (ii) the date that our winding up is effective. As of December 31, 2024 and 2023, the balance outstanding on the November 2024 Promissory Note was $43,264 and $0 , respectively.

These conditions, involving liquidity concerns and mandatory liquidation, raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the unaudited condensed financial statements are issued. There is no assurance that the Company’s plan to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sunorange Investment

On April 27, 2023, the Company entered into an agreement (the “Investment Agreement”) with the Sponsor and Sunorange Limited (the “Sunorange”), pursuant to which Sunorange and its designees acquired partnership interests in the Sponsor and Class B Ordinary Shares directly held by certain Company directors, which combined interests entitled Sunorange to receive, in the aggregate, 3,557,813 Class B Ordinary Shares and 6,160,000 Private Placement Warrants (collectively, the “Insider Securities”), and the Company introduced a change in management and the Board as follows: (i) Calvin Kung shall replace David Gershon as Chairman of the Board and Chief Executive Officer, and Wang Chiu (Tommy) Wong shall replace Ron Golan as Chief Financial Officer and director on the Board, effective upon closing of the Sunorange Investment (as defined herein); (ii) Jonathan Ophir and Uri Chaitchik tendered their resignations as Chief Investment Officer and Senior Consultant, respectively, effective upon closing of the Sunorange Investment; and (iii) Mitch Garber, Gustavo Schwed and Nadav Zohar tendered their resignations as directors, effective upon expiration of all applicable waiting periods under Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (such period of time being referred to herein as the “Waiting Period”), and whose vacancies were filled by individuals to be designated by Sunorange and effective upon expiration of the Waiting Period (such new officers and directors collectively referred to herein as the “New Management”). Sunorange’s acquisition of interests in the Insider Securities, the change to New Management and other transactions contemplated by the Investment Agreement are hereinafter referred to as the “Sunorange Investment.”

On May 8, 2023, the Company completed the closing of the Sunorange Investment after our shareholders approved certain proposals discussed below, and after certain closing conditions were met, including but not limited to: (i) a minimum of $30 million remaining in the Company’s Trust Account after accounting for all redemptions in connection with the Company’s extraordinary general meeting of shareholders on May 8, 2023 (the “2023 EGM”); (ii) the Company obtaining or extending a D&O insurance policy on terms satisfactory to the parties; (iii) the conversion of Class B Ordinary Shares into Class A Ordinary Shares as needed to retain shareholders and meet continued listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) in the event that the Extension is approved; (iv) the amendment of the Sponsor’s existing limited partnership agreement; (v) the transfer of 61,875 Class B Ordinary Shares from certain Company directors to Sunorange or its designees and (vi) the cancellation of the outstanding Working Capital Loan from the Sponsor and the reduction of certain advisory fees to be due upon the closing of an initial Business Combination.

In connection with the closing of the Sunorange Investment, on May 8, 2023, Sunorange caused $300,000 to be deposited into the Trust Account to support the first three months of the Extension from May 9, 2023 through August 8, 2023 (see Note 6). Sunorange also agreed to cause to be deposited into the Trust Account an additional $100,000 for each successive month, or portion thereof, that is needed by the Company to complete an initial Business Combination until May 8, 2024.

As of December 31, 2024, $1,468,264 has been deposited into the Trust Account in support of the Extension.

Business Combination Agreement

On August 21, 2023, the Company and Scage International Limited (“Scage”) entered into a definitive Business Combination Agreement (the “Business Combination Agreement”). Scage is a zero-emission solution provider in China, focusing on the development and commercialization of heavy-duty NEV trucks and e-fuel solutions. Upon consummation of the two mergers and the other transaction contemplated by the Business Combination Agreement (the “Scage Business Combination”), Scage Future, a newly formed holding company (“Pubco”) will seek to be listed on Nasdaq. The outstanding securities of Scage and the Company will be converted into the right to receive securities of Pubco. The transaction represents a post-Business Combination valuation of $1.0 billion ($1,000,000,000 ) for Scage upon closing of the Scage Business Combination, subject to adjustment.

On August 29, 2023, the Company engaged a third-party consultant to provide the Company with an introduction to potential targets for its Business Combination. Pursuant to the terms of the agreement, the Company has agreed to pay a contingent fee of 0.5 % of the implied enterprise value of the target if the Company consummates a Business Combination. On October 13, 2024, the agreement was amended and restated to, among other things, reduce the contingent fee to 0.05 % of the implied enterprise value of the target.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Pubco, Scage, the Company and certain shareholders of Scage (“Key Scage Shareholders”), as shareholders holding shares of Scage sufficient to constitute the Required Company Shareholder Approval (as that term is defined in the Business Combination Agreement) as the holder of record or the beneficial owner within the meaning of Rule 135-3 of the Exchange Act, each entered into Lock-Up Agreements (each, a “Key Seller Lock-Up Agreement”). It is a condition to the Closing that all stockholders of Scage between signing and Closing enter into a Lock-Up Agreement (each, a “Seller Lock-Up Agreement”).

Pursuant to each Key Seller Lock-Up Agreement, each Key Scage Shareholder agreed not to, during the period commencing from the date and time at which the Closing is actually held (the “Closing Date”) and ending on (A) the 6-month anniversary of the Closing Date with respect to 40% of the restricted securities and (B) the 36-month anniversary of the Closing Date with respect to the remaining 60% of the restricted securities, (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase of a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities (as that term is defined in the Business Combination Agreement), whether any such transaction is to be settled by delivery of such restricted securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”) (subject to early release if Pubco consummates a Change of Control (as that term is defined in the Business Combination Agreement)).

Pursuant to each Seller Lock-Up Agreement, the remaining Scage shareholders agreed not to make a Prohibited Transfer during the period commencing from the Closing Date and ending on the 6-month anniversary of the Closing Date (subject to early release if Pubco consummates a Change of Control).

Shareholder Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company, Scage, and Key Scage Shareholders entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, Key Scage Shareholders have agreed (a) to support the adoption of the Business Combination Agreement and the approval of the transactions contemplated therein, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company, Scage, Pubco and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of the Company in favor of the Business Combination Agreement and the transactions contemplated therein. The Sponsor Support Agreement also prevents transfers of securities of the Company held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, the Company, Scage, the Sponsor, Pubco, Calvin Kung, Wang Chiu Wong, Chunyi Hao, Tiemei Li, and Sanjay Prasad entered into an amendment (the “Insider Letter Amendment”) to that certain letter agreement, dated November 8, 2021 (the “Insider Letter”), by and among the Company, the Sponsor and the directors, officers or other initial shareholders of the Company named therein, pursuant to which Pubco and Scage are added as parties to the Insider Letter.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution of the Business Combination Agreement, certain shareholders and officers (each, a “Subject Party”) of the Company each entered into a noncompetition and non-solicitation agreement with the Company, Pubco, Scage, and the Sponsor (collectively, the “Non-Competition and Non-Solicitation Agreement”). Under the Non-Competition and Non-Solicitation Agreement, the Subject Party agrees not to compete with Pubco, the Sponsor, the Company, Scage, and their respective affiliates during the three-year period following the Closing and, during such three-year restricted period, not to solicit employees or customers of such entities. The Non-Competition and Non-Solicitation Agreement also contains customary confidentiality and non-disparagement provisions.

Assignment, Assumption, and Amendment to Warrant Agreement

Prior to the Closing, the Company, Pubco and Continental, as warrant agent (the “Warrant Agent”), will enter the Assignment, Assumption, and Amendment to Warrant Agreement (the “Warrant Amendment”), which will amend that certain Warrant Agreement, dated as of November 8, 2021, relating to the Company warrants (the “Warrant Agreement”), filed with the SEC on November 8, 2021. Pursuant to the Warrant Amendment: (i) Pubco will assume the obligations of the Company under the Warrant Agreement, such that, among other things, Pubco will be added as a party thereto and (ii) references to the Company’s Class A Ordinary Shares in the Warrant Agreement shall mean Pubco ordinary shares.

First Amendment to the BCA

On June 18, 2024, the parties to the Business Combination Agreement entered into the First Amendment to Scage Business Combination Agreement (the “First Amendment”). The First Amendment provides for, among other things, the:

♦	reduction of the aggregate consideration to the shareholders of the Company from $1,000,000,000 to $800,000,000 ;

♦	correction of a scrivener’s error to clarify that the Company is not an investment company;

♦	the establishment of an American depositary share (“ADS”) facility by the Pubco so that the ordinary shares to be issued by Pubco pursuant to the Business Combination Agreement may be represented by ADSs;

♦	extension of the deadline for the Reorganization (as defined in the Scage Business Combination Agreement) from September 30, 2023 to July 20, 2024; and

♦	extend the Outside Date (as defined in the Scage Business Combination Agreement) from February 29, 2024 to October 31, 2024.

Second Amendment to the BCA

On October 31, 2024, the parties to the Business Combination Agreement entered into the Second Amendment to Business Combination Agreement (the “Second Amendment”), pursuant to which the parties agreed to extend the Outside Date (as defined in the Scage Business Combination Agreement) from October 31, 2024 to March 31, 2025.

Third Amendment to the BCA

On April 2, 2025, the parties to the Business Combination Agreement entered into the Third Amendment to Business Combination Agreement (the “Third Amendment”), pursuant to which the parties agreed to extend the Outside Date (as defined in the Scage Business Combination Agreement) from March 31, 2025 to July 31, 2025.

Risks and Uncertainties

Our results of operations and our ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial Business Combination.

Management is currently evaluating the impact of such risks and has concluded that while it is reasonably possible that they could have a negative effect on the Company’s financial position, results of its operations, close of the IPO and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $769 and $37 as of December 31, 2024 and 2023, respectively.

Investment Held in Trust Account

As of December 31, 2024 and 2023, the assets held in the Trust Account consisted of $10,208,877 and $51,200,344 , respectively. The Company’s portfolio of investments is comprised of investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value. The investments in money market funds are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income on investments held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000 . As of December 31, 2024, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value Measurements

The fair value of the Company’s assets and liabilities which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1	—	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2	—	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3	—	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following table details the fair value measurement of investments held in the Trust Account that were measured at fair value on a recurring basis based on the following first-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31, 2024 and 2023.

	Fair Value Measurement
				Total fair
	Level 1	Level 2	Level 3	value
Investments held in Trust Account:
As of December 31, 2024	$10,208,877	$-	$-	$10,208,877
As of December 31, 2023	$51,200,344	$-	$-	$51,200,344

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). Ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable Class A Ordinary Shares and Class B Ordinary Shares (collectively, “Ordinary Shares”) (including Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Ordinary Shares are classified as shareholder’s equity.

The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of the initial business combination with respect to the warrants. The Sponsor, officers and directors have pursuant to a letter agreement with us, and EarlyBird Capital has pursuant to the underwriting agreement relating to IPO, agreed to waive their redemption rights with respect to their founders shares or EBC founder shares (respectively) and any public shares they may acquire during or after IPO in connection with the completion of the initial business combination. The amended and restated memorandum and articles of association will not provide a specified maximum redemption threshold, except that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001 either immediately prior to or upon completion of the initial business combination (such that the Company does not then become subject to the SEC’s “penny stock” rules), or any greater net tangible asset or cash requirement that may be contained in the agreement relating to the initial business combination. The Company’s Class A Ordinary Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholder’s equity section of the Company’s balance sheet.

Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount. Increases or decreases in the carrying amount of redeemable Ordinary Shares are affected by charges against additional paid-in capital and accumulated deficit.

As a result of the shareholder vote held on May 8, 2023, 12,626,668 shareholders exercised their right to redemption which left a remainder of 4,623,332 Class A Ordinary Shares subject to possible redemption. These shareholders were paid an aggregate of $132,616,922 , or $10.50 per share, on May 18, 2023.

As a result of the shareholder vote held on May 2, 2024, 2,374,826 shareholders exercised their right to redemption, which left a remainder of 2,248,506 Class A Ordinary Shares subject to possible redemption. These shareholders were paid an aggregate of $26,907,976 , or $11.33 per share, upon redemption.

As a result of the shareholder vote held on November 6, 2024, 1,383,214 shareholders exercised their right to redemption, which left a remainder of 865,292 Class A Ordinary Shares subject to possible redemption. These shareholders were paid an aggregate of $16,157,894 , or $11.68 per share, upon redemption.

As of December 31, 2024 and 2023, the Class A Ordinary Shares subject to possible redemption reflected in the balance sheet is reconciled in the following table:

	December 31, 2024	December 31, 2023
As of beginning of the year	$51,200,344	$178,531,059
Plus:
Remeasurement of carrying value to redemption value	1,406,139	4,486,207
Extension Contributions	668,264	800,000
Less:
Redemptions of Class A ordinary shares subject to possible redemption	(43,065,870)	(132,616,922)
As of ending of the year	$10,208,877	$51,200,344

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for its outstanding warrants as equity-classified instruments.

As of December 31, 2024 and 2023, there were 12,926,232 and 12,924,363 Public Warrants and 8,800,000 and 8,800,000 Private Placement Warrants outstanding, respectively. For the year ended December 31, 2024, the number of Public Warrants outstanding increased by 1,869 due to the separation of Units triggered by the exercise of redemption rights, and there was no change in the number of Private Placement Warrants outstanding. There were no Public Warrants or Private Placement Warrants exercised or expired.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that net (loss) income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on net (loss) income as reported in the statements of operations. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

During the years ended December 31, 2024 and 2023, the Company did not generate material international revenues and as of December 31, 2024 and 2023, the Company did not have material assets located outside of the United States.

Net (Loss)/Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of the Financial Accounting Standards Board’s (“FASB”) ASC Topic 260, Earnings Per Share. Net income per share is computed by dividing net income by the weighted average number of Ordinary Shares outstanding during the period. The Company has two classes of shares, redeemable Ordinary Shares and non-redeemable Ordinary Shares. The Company’s redeemable Ordinary Shares are comprised of Class A shares sold in the IPO. The Company’s non-redeemable shares are comprised of Class A shares held by EarlyBirdCapital and Class B shares purchased by the Sponsor which were converted into Class A shares with their original legend in May 2023. Earnings and losses are shared pro rata between the two classes of shares. The Company’s statement of operations applies the two-class method in calculating net income per share. Basic and diluted net income per share for redeemable Ordinary Shares and non-redeemable Ordinary Shares is calculated by dividing net income, allocated proportionally to each class of Ordinary Shares, attributable to the Company by the weighted average number of shares of redeemable and non-redeemable Ordinary Shares outstanding.

The calculation of diluted income per ordinary share does not consider the effect of the rights issued in connection with the IPO since exercise of the rights is contingent upon the occurrence of future events and the inclusion of such rights would be anti-dilutive. Accretion of the carrying value of Class A Ordinary Shares to redemption value is excluded from net income per redeemable share because the redemption value approximates fair value. As a result, diluted income per share is the same as basic loss per share for the period presented.

Accordingly, basic and diluted income per ordinary share for the years ended December 31, 2024 and 2023 is calculated as follows:

	For the Year ended		For the Year ended
	December 31, 2024		December 31, 2023
	Redeemable Ordinary Shares	Non-Redeemable Ordinary Shares	Redeemable Ordinary Shares	Non-Redeemable Ordinary Shares
Basic and diluted net (loss)/income per share:
Numerator:
Allocation of net (loss)/income	$(83,595)	$(131,891)	$1,666,806	$828,103

Denominator:
Weighted-average shares outstanding	2,828,475	4,462,500	8,982,127	4,462,500
Basic and diluted net (loss)/income per share	$(0.03)	$(0.03)	$0.19	$0.19

Recent Accounting Standards

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, (4) clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under U.S. GAAP, a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this update and all existing segment disclosures in Topic 280. The amendments in this update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted ASU 2023-07 in the annual financial statements for the fiscal year ended December 31, 2024. See Note 9 - Segment Information for further details.

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures (“ASU 2023-09”) in order to enhance the transparency and usefulness of income tax disclosures. The guidance is applicable to all entities subject to income tax, and it will require disclosure of certain categories within the rate reconciliation to improve consistency as well as disclosure of reconciling items which meet a certain quantitative threshold which will improve transparency. Additionally, entities must disclose the amount of taxes paid to federal, state and foreign municipalities. For public business entities ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of its pending adoption of ASU 2023-09 on its financial position, results of operations or financial statement disclosure.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2024	2023
Accrued professional service fees	$2,118,205	$1,149,530
Accrued expenses paid by employees on behalf of the Company	20,351	15,675
Accrued expenses and other liabilities	$2,138,556	$1,435,205

NOTE 4 – INITIAL PUBLIC OFFERING

On November 8, 2021, the Company completed its IPO of 15,000,000 Units at a price of $10.00 per Unit. The Company granted the underwriter a 45-day option from the date of the IPO to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On November 12, 2021, the Company closed on the underwriters’ full exercise of their over-allotment option which resulted in the sale of an additional 2,250,000 Units. The IPO and subsequent over-allotment exercise generated gross proceeds of $172,500,000 .

Each Unit consists of one share of Class A Ordinary Shares and three-quarters of one redeemable Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one share of Class A Ordinary Shares at a price of $11.50 per share, subject to adjustment (see Note 11).

Following the closing of the IPO on November 8, 2021, and subsequent exercise of the over-allotment an aggregate of $175,950,000 ($10.20 per Unit) from the net proceeds of the sale of the Units and the sale of the Private Placement Warrants in the IPO and over-allotment exercise was deposited into the Trust Account. As of December 31, 2024, the net proceeds deposited into the Trust Account are invested in U.S. government securities, within the meaning set forth in Section 2(a) (16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a- 7 of the Investment Company Act, as determined by the Company.

NOTE 5 – PRIVATE PLACEMENT WARRANTS

The Sponsor and EarlyBirdCapital agreed to purchase an aggregate of 7,900,000 Private Placement Warrants (7,400,000 bought by the Sponsor, and 500,000 bought by EarlyBirdCapital) at a price of $1.00 per Private Placement Warrant in a private placement that occurred simultaneously with the closing of the IPO. Simultaneously with the closing of the sale of the Over-Allotment Units on November 12, 2021, the Company completed an additional private sale of an aggregate of 900,000 warrants (the “Additional Private Placement Warrants”) to the Sponsor, which purchased 843,038 such warrants, and the underwriter, which purchased 56,962 such warrants. As a result of the IPO and subsequent over-allotment exercise, an aggregate of 8,800,000 Private Placement Warrants were sold (8,243,038 to the Sponsor and 556,962 to EarlyBirdCapital) for gross proceeds of $8,800,000 ..

Each whole Private Placement Warrant is exercisable for one whole share of Class A Ordinary Shares at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor have been added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants will expire worthless.

NOTE 6 – RELATED PARTY TRANSACTIONS

Founder Shares

In March 2021, the Sponsor paid $25,000 (approximately $0.006 per share) in consideration for 4,312,500 shares of Class B Ordinary Shares with par value of $0.0001 .. Up to 562,500 of these Founder Shares were subject to forfeiture by the Sponsor if the underwriter’s over-allotment option was not exercised, so that the number of Founder Shares will collectively represent approximately 20 % of the Company’s issued and outstanding shares after the IPO. On November 12, 2021 the underwriter fully exercised the over- allotment option which resulted in the 562,500 shares no longer being subject to forfeiture.

The Sponsor and the Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their shares of Class A Ordinary Shares for cash, securities or other property.

On May 8, 2023, the Company issued an aggregate of 4,237,499 (the “Sponsor Shares”) of the Company’s Class A Ordinary Shares to the Sponsor upon the conversion of an equal number of shares of Class B Ordinary Shares (the “Sponsor Conversion”). Combined with the Director Share conversion discussed below, the Sponsor Conversion left 1 Class B ordinary share outstanding. These Sponsor Shares continue to hold the same legend as they did prior to their conversion. Accordingly, these shares are accounted for as Class A Ordinary Shares at their par value.

EarlyBirdCapital Founder Shares

In March 2021, the Company issued to EarlyBirdCapital and its designees an aggregate of 150,000 Class A Ordinary Shares (“EBC Founder Shares”) at a price of $0.0001 per share. The Company estimated the fair value of the EBC Founder Shares to be $870 based upon the price of the Founder Shares issued to the Sponsor. The holders of the EBC Founder Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their conversion rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The EBC Founder Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the IPO pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statements related to the IPO, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statements related to the IPO except to any underwriter and selected dealer participating in the IPO and their officers or partners, associated persons or affiliates.

Director Shares

In October 2021, the Sponsor transferred 75,000 Founder Shares to the independent directors (“Director Shares”) at a price of $0.0001 per share. The Company estimated the fair value of the Director Shares to be $450,676 based upon the price of the Founder Shares issued to the Sponsor.

On May 8, 2023, the Company issued an aggregate of 75,000 Class A Ordinary Shares (together with the Sponsor Shares, the “Converted Class A Ordinary Shares”) to the Directors and the holders of the Company’s 75,000 Class B Ordinary Shares upon the conversion of an equal number of shares of Class B Ordinary Shares (together with the Sponsor Conversion, the “Conversion”). On the same day, in connection with the closing of the Sunorange Investment, 61,875 of the Converted Class A Ordinary Shares held by the Directors were transferred to designees of Sunorange.

The conversion of these Director Shares from Class B to Class A was not the result of a Business Combination, and the Company has previously recognized $450,676 in expenses related to these Director Shares. As such, these shares will continue to be held at their book value.

Related Party Loans

In March 2021, the Sponsor issued an unsecured Promissory Note to the Company, pursuant to which the Company was permitted to borrow an aggregate principal amount of $250,000 . The Promissory Note was non-interest bearing, and the Promissory Note was fully repaid as of November 8, 2021, upon the closing of the IPO.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor may, but is not obligated to, provide the Company with Working Capital Loans. Any such loans would be on an interest-free basis. If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. At the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. On May 8, 2023, in connection with the Sunorange Investment, the outstanding balance under the existing Promissory Note was forgiven. This was deemed to be a benefit to the Company under SAB Topic 5T. In order to recognize this benefit, the Company de-recognized the outstanding Promissory Note and reclassified it to additional paid-in capital, as an in-substance capital contribution. As of December 31, 2024 and 2023, the Company had no outstanding borrowings under the Working Capital Loan, respectively.

On June 2, 2023, the Company issued the June 2023 Promissory Note in the aggregate principal amount of up to $1,200,000 to the Sponsor, which will be deposited into the Trust Account for the benefit of each Public Share that was not redeemed in connection with the Company’s May 8, 2023 shareholder vote to approve the Extension. The Sponsor agreed to pay $100,000 per month until the completion of an initial Business Combination, commencing on May 8, 2023 and continuing through May 8, 2024. The June 2023 Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its Business Combination and (ii) the date that the winding up of the Company is effective. At the election of the Sponsor, up to $1,200,000 of the unpaid principal amount of the June 2023 Promissory Note may be converted into Conversion Warrants at a conversion price of $1.00 per warrant. The Conversion Warrants shall be identical to the Placement Warrants issued by the Company at the IPO. The Company has determined that the fair value of the June 2023 Promissory Note is its face value as the note was not issued with a substantial premium. The Sponsor funded the first three months of the June 2023 Promissory Note in its first payment. As of December 31, 2023, the Sponsor had deposited an aggregate of $800,000 in payments to support the Extension on behalf of the Company. As of December 31, 2024 and 2023, the outstanding balance of the June 2023 Promissory Note was $1,100,000 and $800,000 , respectively.

On November 8, 2023, the Company issued the November 2023 Promissory Note the amount of $1,500,000 to Sunorange Investment. The November 2023 Promissory Note is non-interest bearing and is due at the earlier of consummation of the Business Combination or liquidation. Prior to the November 2023 Promissory Note being in place, related parties were making advances to the Company and on behalf of the Company for the purposes of paying its vendors. All advances made by the related parties between May 8, 2023 and the date of execution are retroactively covered by the November 2023 Promissory Note. As of December 31, 2024 and 2023, $1,204,630 and $542,503 , respectively, was outstanding under the November 2023 Promissory Note.

On May 15, 2024, the Company issued the May 2024 Promissory Note in the aggregate principal amount of up to $225,000 to the Sponsor, which were deposited into the Trust Account for the benefit of each Public Share that was not redeemed in connection with the May 8, 2024 shareholder vote to approve the May 2024 Extension. The Sponsor agreed to pay $37,500 per month until the completion of an initial Business Combination, commencing on May 8, 2024 and continuing through November 8, 2024. As of December 31, 2024 and 2023, the balance outstanding on the May 2024 Promissory Note was $225,000 and $0 , respectively.

On November 11, 2024, the Company issued the November 2024 Note in the aggregate principal amount of up to $259,588 to the Sponsor, which will be deposited into the Trust Account for the benefit of each Public Share that was not redeemed in connection with the November 2024 Extension. The Sponsor agreed to pay $43,264 per month until the completion of an initial Business Combination, commencing on November 8, 2024 and continuing through May 8, 2025. The November 2024 Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates our Business Combination and (ii) the date that the winding up of the Company is effective. As of December 31, 2024 and 2023, the balance outstanding on the May 2024 Promissory Note was $43,264 and $0 , respectively.

Administrative Services Agreement

Commencing on the date that the Company’s securities are first listed on a U.S. national securities exchange, the Company has committed to pay a total of $3,000 per month to the Sponsor for office space, utilities and administrative support services. This administrative service arrangement will terminate upon completion of the Business Combination or liquidation of the Company. This administrative service arrangement was terminated as of September 30, 2024. As of December 31, 2024, the Company has accrued $83,600 under the agreement in Due to a related party and expensed $27,000 in Formation, general and administrative expenses. As of December 31, 2023 the Company has accrued $56,600 under the agreement in Due to a related party and expensed $36,000 in Formation, general and administrative expenses.

NOTE 7 – PROMISSORY NOTE – THIRD PARTY

On January 26, 2024, the Company issued an unsecured promissory note in the aggregate principal amount of up to $1,500,000 to Scage for the Company’s working capital needs. The January 2024 Promissory Note does not bear interest and matures upon the earlier of the closing of an initial Business Combination by the Company and the Company’s liquidation. As of December 31, 2024, $316,520 was outstanding under the January 2024 Promissory Note.

NOTE 8 – INVESTMENTS HELD IN TRUST ACCOUNT

As of December 31, 2024, investments in the Company’s Trust Account consisted of $10,208,877 in an interest-bearing demand deposit account. The following tables present information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2024 and 2023:

			Significant	Significant
		Quoted Prices	Other	Other
		in Active	Observable	Observable
	December 31,	Markets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Cash in demand deposit account	$10,208,877	$10,208,877	$-	$-
	$10,208,877	$10,208,877	$-	$-

			Significant	Significant
		Quoted Prices	Other	Other
		in Active	Observable	Observable
	December 31,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Cash in demand deposit account	$51,200,344	$51,200,344	$-	$-
	$51,200,344	$51,200,344	$-	$-

NOTE 9 – SEGMENT INFORMATION

The CODM assesses performance for the single segment and decides how to allocate resources based on net (loss) income that also is reported on the statements of operations as net (loss) income . The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net (loss) income and total assets, which include the following:

	As of	As of
	December 31, 2024	December 31, 2023
Cash	769	$37
Investments held in Trust Account	10,208,877	51,200,344

	For the Year ended	For the Year ended
	December 31, 2024	December 31, 2023
Formation, general and administrative expenses	$1,622,093	$1,993,129
Interest earned on Investments held in Trust Account	1,406,139	4,486,207

The CODM reviews interest earned on Investments held in Trust Account to measure and monitor stockholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

Formation, general and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews formation, general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Formation, general and administrative expenses as reported on the statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net (loss) income are reported on the statements of operations and described within their respective disclosures.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares and Private Placement Warrants (and any shares of Class A Ordinary Shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A Ordinary Shares). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriter a 45-day option from the date of the IPO to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. The underwriter fully exercised this option which closed subsequent to the IPO.

EarlyBirdCapital earned an underwriting discount of $0.20 per Unit, or $3,450,000 in the aggregate, upon the closing of the IPO and subsequent exercise of the full over-allotment option.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with the Business Combination to assist in holding meetings with shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities in connection with the Business Combination, assist in obtaining shareholder approval for the Business Combination and assist with press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services solely in the event of consummation of the Business Combination in an amount equal to 1.75%, or $3,018,750 ) of the gross proceeds of the IPO (exclusive of any applicable finders’ fees which might become payable). This fee will become payable to EarlyBirdCapital upon consummation of the Business Combination. No liability will be recorded for such fee until it becomes probable that the fee will be paid.

Consulting Agreement

The Company has engaged a third-party consultant to provide the Company with assistance in various aspects of any potential Business Combination. Pursuant to the terms of the agreement, the Company has agreed to pay a contingent fee of at least $3,500,000 if the Company consummates a Business Combination. No expense has been recorded in the financial statements related to this agreement. No expense has been recorded in the financial statements related to this agreement, nor is any due. As of May 8, 2023, this agreement was terminated.

On August 29, 2023, the Company engaged a third-party consultant to provide the Company with an introduction to potential targets for its Business Combination. Pursuant to the terms of the agreement, the Company has agreed to pay a contingent fee of 0.5 % of the implied enterprise value of the target if the Company consummates a Business Combination. On October 13, 2024, the agreement was amended and restated to, among other things, reduce the contingent fee to 0.05%. As the Business Combination is not considered probable, no expense has been recorded in the financial statements related to this agreement.

Legal Agreement

The Company has engaged a third-party legal firm to provide the Company with assistance in various aspects of any potential Business Combination. Pursuant to the terms of the agreement, the Company has agreed to contingent payments upon the achievement of certain milestones. As of December 31, 2024, the Company has incurred and paid roughly $20,000 related to this agreement.

NOTE 11 – SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 5,000,000 preference shares, with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 shares of Class A Ordinary Shares with a par value of $0.0001 per share. Holders of Class A Ordinary Shares are entitled to one vote for each share . As of December 31, 2024 and 2023, there were 4,462,499 shares of Class A Ordinary Shares issued and outstanding (excluding 865,292 and 4,623,332 shares subject to possible redemption), respectively.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 shares of Class B Ordinary Shares with a par value of $0.0001 per share. As of December 31, 2024 and 2023, there was 1 share of Class B Ordinary Shares issued and outstanding, respectively.

Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of shareholders except as required by law. Under the terms of the Sunorange Investment, the Class B Ordinary Shares were converted to Class A Ordinary Shares although the Sponsor will retain at least one Class B ordinary share .

Any Founder Shares outstanding at the time of the Business Combination will automatically convert into shares of Class A Ordinary Shares on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A Ordinary Shares, or Equity-Linked Securities, are issued or deemed issued in excess of the amounts offered in the IPO and related to the closing of a Business Combination, the ratio at which shares of Class B Ordinary Shares shall convert into shares of Class A Ordinary Shares will be adjusted (unless the holders of a majority of the outstanding shares of Class B Ordinary Shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Ordinary Shares issuable upon conversion of all shares of Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20 % of the sum of the total number of all shares of Ordinary Shares outstanding upon the completion of the IPO plus all shares of Class A Ordinary Shares and Equity-Linked Securities issued or deemed issued in connection with a Business Combination (excluding any shares or Equity-Linked Securities issued, or to be issued, to any seller in a Business Combination).

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the IPO and (b) 30 days after the completion of a Business Combination. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share of the Company at a price of $11.50 per share.

The Company will not be obligated to deliver any shares of Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue any shares of Class A Ordinary Shares upon exercise of a warrant unless the share of Class A Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A Ordinary Shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A Ordinary Shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A Ordinary Shares is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants. Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

In addition, if (x) the Company issues additional Class A Ordinary Shares or Equity-Linked Securities for capital raising purposes in connection with the closing of the Business Combination at a Newly Issued Price of less than $9.20 per Class A ordinary share, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of (i) the Market Value or (ii) the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the IPO.

NOTE 12 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review the Company did not identify any subsequent events, other than those described below, that would have required adjustment or disclosure in the financial statements.

On January 3, 2025, the Sponsor consummated a distribution of its assets in accordance with its governing documents, which included the distribution of 4,237,499 Class A ordinary shares and one (1) Class B ordinary share and 8,243,038 private placement warrants then held by the Sponsor to its constituent members (the “Sponsor Distribution”). Following the Sponsor Distribution, the Sponsor no longer holds any securities of the Company. In the Sponsor Distribution, Mr. Calvin Kung, the Chief Executive Officer and Director of the Company, received 25,000 Class A Ordinary Shares. Mr. Wang Chiu (Tommy) Wong, the Chief Financial Officer and Director of the Company, received 226,153 Class A Ordinary Shares, of which 15,000 Class A Ordinary Shares were distributed to Mr. Wong in his personal capacity and 211,153 Class A Ordinary Shares were distributed to Sun Tone Limited, for which Mr. Wong is the sole owner and director. Mr. Wong also received 464,964 private placement warrants through Sun Tone Limited. While the recipients of the Company’s securities in the Sponsor Distribution agreed to remain subject to the lock-up restrictions, distributees who are not affiliates of the Company were not required to vote their shares in favor of the Company’s initial business combination, and a portion of the distributed shares may be released from such lock-up restrictions prior to the initial business combination in connection with applicable stock exchange listing requirements.

On March 28, 2025, the Company held an extraordinary general meeting of shareholders to approve, among other things, the Scage Business Combination (the “Scage Business Combination Meeting”), at which the business combination proposal, among other proposals, was approved by Finnovate shareholders. Shareholders holding 856,543 Class A ordinary shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account and the final redemption price for the Business Combination Meeting will be calculated as of two business days prior to the consummation of the Business Combination. Such payment to the redeemed shareholders of Finnovate in connection with the Business Combination Meeting will only be made if and when the Business Combination is consummated. The closing of the Business Combination is subject to the fulfillment of various closing conditions, including but not limited to applicable exchange listing approvals.

On April 2, 2025, the parties to the Business Combination Agreement entered into the Third Amendment to Business Combination Agreement (the “Third Amendment”), pursuant to which the parties agreed to extend the Outside Date (as defined in the Scage Business Combination Agreement) from March 31, 2025 to July 31, 2025.

On May 6, 2025, the Company held an extraordinary general meeting of shareholders (the “May 2025 EGM”) to approve the extension of the date by which the Company has to consummate an initial business combination from May 8, 2025 to November 8, 2025 (the “Fourth Extension Amendment”). Shareholders holding 742,834 Class A ordinary shares exercised their right to redeem such shares for a pro rata portion of the funds in our Trust Account (the “May 2025 Redemption”). These shares were redeemed for approximately $12.18 per share for a total redemption value paid from the Trust Account of approximately $9.0 million.

As of June 5, 2025, an aggregate of $260,554 (including accrued interest) was deposited into the Trust Account in connection with the Third Extension Amendment.