Form 20-F
period 2025-06-30
Scage Future
filed 2025-11-12
CIK 2000366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

72,243,992 ordinary shares, par value $0.0001 per share, and 21,734,165 warrants issued and outstanding as of June 30, 2025. 72,609,665 ordinary shares, par value $0.0001 per share, and 21,734,165 warrants issued and outstanding as of November 12, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3. Key Information—D. Risk Factors” herein.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer readers in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

“A&R MAA”	means the existing amended and restated memorandum and articles of association of Scage Future.

“ADS(s)” or “Company ADS(s)”	means the American Depositary Share(s) of Scage Future, each ADS representing one Ordinary Share.

“Assumed Warrants,” “Company Warrants,” or “Warrants”	means the warrants of Scage Future.

“Business Combination”	means the First Merger, the Second Merger and together with all other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement”	means the Business Combination Agreement, dated as of August 21, 2023, by and among Finnovate, Scage International, Scage Future, Merger Sub I and Merger Sub II, as amended on June 18, 2024 and on October 31, 2024.

“CAC”	means the Cyberspace Administration of the PRC.

“Cayman Companies Act”	means the Companies Act (As Revised) of the Cayman Islands.

“Closing Date”	means the date of the consummation of the Business Combination.

“CSRC”	means the China Securities Regulatory Commission.

“Depositary Bank”	means Citibank, N.A.

“Dissent Rights”	means the right of each holder of record of Finnovate Class A Ordinary Shares to dissent in respect of the Second Merger pursuant to Section 238 of the Cayman Companies Act.

“Effective Time”	means the effective time of the Second Merger.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.

“Finnovate”	means Finnovate Acquisition Corp.

“First Merger”	means the merger of Merger Sub I with and into Scage International.

“First Merger Effective Time”	means the effective time of the First Merger.

“Founder”	means Mr. Chao Gao.

“GVW”	means gross vehicle weight, which is the total weight of a vehicle when fully loaded.

“HFCAA”	means the Holding Foreign Companies Accountable Act.

“Investment Company Act”	means the Investment Company Act of 1940.

“Mergers”	means the First Merger and the Second Merger.

“Merger Sub I”	means Hero 1, a Cayman Islands exempted company and a direct wholly owned subsidiary of Scage Future.

“Merger Sub II”	means Hero 2, a Cayman Islands exempted company and a direct wholly owned subsidiary of Scage Future.

“Nasdaq”	means the Nasdaq Stock Market LLC.

“Nanjing Scage”	means Nanjing Scage Auto Technology Co., Ltd., a company incorporated under the laws of the PRC with limited liability and a wholly-owned subsidiary of Scage International, together with its subsidiaries.

“NEV”	means new energy vehicle.

“Ordinary Shares”	means the ordinary shares, par value US$0.0001 per share of Scage Future.

“PCAOB”	means the Public Company Accounting Oversight Board.

“PIPE Investment”	means the commitment by the PIPE Investors to purchase shares of Finnovate, Scage Future or Scage International, as described in the Business Combination Agreement.

“PIPE Investors”	means certain accredited investors that entered into the subscription agreements to purchase shares of Finnovate, Scage Future or Scage International.

“Plans of Merger”	means the First Merger Plan of Merger and Second Merger Plan of Merger pursuant to the Business Combination Agreement.

“PRC”	means the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region.

“PRC Subsidiaries”	means Nanjing Xinneng Hydrogen Automotive Technology Co., Ltd., Nanjing Scage and its subsidiaries, and any other PRC-incorporated subsidiaries that we may have in the future.

“RMB”	means Renminbi, the lawful currency of the PRC.

“Scage International”	means Scage International Limited and its subsidiaries, as the case may be.

“SEC”	means the Securities and Exchange Commission.

“Second Merger”	means the merger of Merger Sub II with and into Finnovate.

“Securities Act”	means the Securities Act of 1933, as amended.

“Sponsor”	means Finnovate Sponsor L.P., a Delaware limited partnership.

“Sponsor Parties”	means the Sponsor and any of the Sponsor’s affiliates.

“Transactions”	means the transactions contemplated by the Business Combination Agreement and the related ancillary documents.

“U.S. GAAP”	means accounting principles generally accepted in the United States of America.

“US$” or “$”	means United States dollars, the lawful currency of the United States of America.

“we,” “us,” “our,” “our Company,” or the “Company”	Means one or more of Scage Future and its subsidiaries, as the case may be.

This annual report on Form 20-F includes our audited consolidated   financial statements for the years ended June 30, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated  financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Renminbi to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of certain Renminbi into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	As of and for years ended June 30,
US$ Exchange Rate	2025	2024	2023
At the end of the year – RMB	RMB7.1636 to $1.00	RMB7.2672 to $1.00	RMB7.2513 to $1.00
Average rate for the year – RMB	RMB7.2143 to $1.00	RMB7.2248 to $1.00	RMB6.9536 to $1.00

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history and face significant challenges in the heavy-duty commercial new energy vehicle (“NEV”) industry and the e-fuel solution industry, which may render the evaluation of our business and prospects difficult and may increase the risk of your investment.

We commenced our business in 2019. As we only have a limited operating history in the heavy-duty commercial NEV industry and the e-fuel solution industry, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as an early-stage company and a new entrant into these fast-developing industries, including our ability to:

●	design, develop and manufacture our trucks;

●	accurately estimate the demand for our products and services:

●	enhance our service capabilities to meet customer needs;

●	expand and deploy our fueling network;

●	increase our sales and marketing activities;

●	expand our design, development, maintenance and repair capabilities;

●	attract, retain and motivate talented employees;

●	improve and maintain our operating efficiency;

●	navigate an evolving and complex regulatory environment; and

●	manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, results of operations and financial condition could be adversely affected. We have a limited operating history on which investors can base an evaluation of our business, results of operations and prospects. It is difficult to predict our future revenue and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates, or if we adjust our estimates in future periods, our results of operations and financial position could be materially affected. The projected financial information appearing elsewhere in this annual report has been prepared by management and reflects current estimates of future performance. The projected results depend on the successful implementation of management’s growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgment, and may not even occur. As such, the projections are subject to uncertainties due to the effects of economic, business, competitive, regulatory, legislative, and political or other changes.

Our business model has yet to be fully tested. Any failure to implement our strategic plans could have a material adverse effect on our business, harm our reputation and result in substantial liabilities that exceed our resources.

As a new enterprise, we may encounter difficulties that are beyond our control, including substantial risks and expenses when entering new markets, organizing operations and undertaking marketing activities. We may not be able to estimate the demand for our NEV trucks accurately, which could result in various inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict supply and demand for our products, or if we fail to invest in talents, technologies and capital equipment to meet market demand, we could incur additional costs or experience delays. In addition, we cannot assure you that our business initiative to roll out fueling stations and promote the V2X transportation model may prove profitable in the near term or at all. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. We cannot assure you that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably.

We will continue to encounter risks and difficulties frequently experienced by companies in the early commercial stage, including scaling up our infrastructure and headcount, as well as unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our industry, we expect to continue to incur substantial operating expenses without generating sufficient revenue to cover expenditures in the near term. As such, any investment in us may result in the loss of your investment.

We may need to raise additional funds, which may not be available on terms favorable to us or our shareholders or at all when needed.

The design and sale of heavy-duty NEV trucks and the operation of a new energy ecosystem are capital-intensive businesses. Our business plan to promote the design and sales of our NEV trucks and to operate an e-fuel ecosystem will require continued capital investment to fund operations, continue research and development activities and improve facilities. While we have completed several rounds of financing activities, we cannot assure you that we will have access to additional capital required for our operations on favorable terms when required or at all. If we cannot raise additional funds when we need them, our business, prospects, results of operations and financial condition could be materially and adversely affected. We may raise funds by issuing debt securities or through loan arrangements, which could come with high-interest payments, covenants that restrict our business, or other unfavorable terms. We may also raise funds by issuing additional equity securities, which could dilute our existing shareholders.

We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

We incurred net losses of US$13.1 million, US$6.0 million and US$6.6 million for the years ended June 30, 2025, 2024 and 2023, respectively, and we have not been profitable since our inception. In addition, we had received customer orders for 41 NEV trucks. We recorded net revenues of US$11.1 million, US$6.1 million and US$0.4 million for the years ended June 30, 2025, 2024 and 2023, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to establish and expand our business. We expect to continue to invest significantly in these areas to grow our business rapidly, and these investments may not result in an increase in revenue or positive cash flow on a timely basis or at all.

We may not be able to generate sufficient revenues, and we may incur substantial losses for a number of reasons, including insufficient demand for our products and services, increasing competition, challenging macroeconomic environment, and other risks discussed herein. We may also incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we fail to achieve profitability, we may have to reduce the scale of our operations, which will impede our business growth. In addition, our continuous operations depend on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations and financial position.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including developing and commercializing our trucks, constructing fueling stations, and building our brand. We expect to incur significant expenses, including research and development expenses, leases, sales and distribution expenses as we build our brand and market our trucks, and general and administrative expenses as we scale our operations, which will impact our profitability. Our ability to become profitable in the future will not only depend on our ability to market our vehicles and other products and services successfully but also to control our costs. If we are unable to cost-efficiently design, manufacture, market, sell, distribute and service trucks that we have collaborated in developing and provide other services, or cost-efficiently participate in the above activities, our margins, profitability and prospects will be materially and adversely affected.

There is substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the years ended June 30, 2025 and 2024 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern based on our net loss, negative cash flow used in operations and our working capital level. In addition, we have incurred, and expect to continue to incur, significant costs and negative cash flows during our business expansion. These conditions raised substantial doubts about our ability to continue as a going concern. Our audited consolidated financial statements for the years ended June 30, 2025 and 2024 do not include any adjustments that might result from the outcome of this uncertainty.

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

Moreover, the going concern opinion contained in our audited financial statements for the years ended June 30, 2025 and 2024 could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Future financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern.

We depend and expect to continue to significantly depend on revenue generated from a limited number of vehicle models.

Our business heavily depends on the sales and success of our vehicles currently in production. We also plan to launch two new models of energy agricultural machinery in 2025.If our product variety and release cycles do not meet customer expectations, or if our vehicles cannot be produced on our projected timelines and cost and volume targets in collaboration with vehicle manufacturers, our future sales will be adversely affected. As we will primarily depend on a limited number of models for the foreseeable future, any particular model that is not well-received by the market could materially and adversely affect our sales, and consequently, our business, results of operations and financial condition.

Manufacturing in collaboration with partners is subject to risks.

We partner with Xuzhou Construction Machinery Group Co., Ltd. (“XCMG”) and C&C Trucks Co., Ltd. for the manufacturing of our trucks. Collaboration with third parties for the manufacturing of vehicles is subject to certain operational risks that may be beyond our control. We could experience production and delivery delays if our contract manufacturers do not meet agreed-upon timelines or experience capacity constraints. The production volume could fall short of our expectations if our contract manufacturers encounter financial difficulties or operational challenges. We may also have disputes with contract manufacturers. In addition, we and our brand image could be affected by adverse publicity or public sentiment regarding our contract manufacturers, whether or not such publicity or public sentiment is related to their collaboration with us. Furthermore, while we are involved in each step of the supply chain and manufacturing process, we rely on our contract manufacturers to uphold our quality standards, and therefore, we cannot assure you that we will successfully maintain quality standards. If the contract manufactures fail to maintain necessary approvals or certificates for vehicle manufacturing or for the manufacturing of specific products or fail to obtain new approvals or certificates for our future products, we could experience product supply interruption and may involve in disputes with contract manufacturers and/or our customers, which could have a material impact on our business.

If we are unable to renew the agreements with our existing contract manufacturers or enter into agreements with alternative partners on acceptable terms and conditions, we may need to significantly enhance our own production capacity. This shift brings substantial uncertainty regarding our capability and the timetable to achieve it. Transitioning to new third-party manufacturers, or increasing our own capacity, might be more time-consuming and costly than expected, especially ensuring that the vehicles produced meet our quality and regulatory standards.

We have a limited number of customers and pending orders for our NEV trucks, and we cannot guarantee that non-binding memoranda of understanding and letters of intent will be converted into actual orders.

We currently have a limited number of customer contracts. Our non-binding memoranda of understanding and letters of intent with potential customers do not represent assured sales and may not be converted into actual orders. In particular, we cannot ensure that these potential customers have or will have the financial capacity to place orders or that their interest in our products will persist. In addition, we have not received any deposits from such potential customers on certain of our orders, and they have no obligation to make purchases under those non-binding memoranda of understanding and letters of intent. Furthermore, these potential customers may not perform as expected and, therefore, may not have the means or market demand to convert the non-binding memoranda of understanding or letters of intent into real orders. If we fail to convert these arrangements into binding orders or secure long-term contracts for volume sales, our business, prospects, results of operations and financial condition may be materially and adversely affected.

Even if we secure more orders, customers may cancel their orders for various reasons or limit their initial purchases as they assess our NEV trucks and contemplate a broader transition to hydrogen-powered solutions. Their decision-making will depend on the safety, reliability, efficiency and quality of our products, as well as the support and service that we offer. It will also depend on factors beyond our control, such as general market conditions and broader trends in transportation, including fleet management, and availability and pricing of e-fuels, including hydrogen. As a result, there is significant uncertainty concerning the demand for our products and our potential growth rate.

We may experience significant delays in the design and delivery of trucks that we collaborated in developing, which could harm our business and prospects.

Vehicle manufacturers often experience delays in the design, manufacture and commercial release of new products. If we delay the launch of trucks that we collaborated in developing, our growth prospects could be adversely affected as we may fail to grow our market share. Furthermore, we rely on third-party contract manufacturers and suppliers for the manufacture of our trucks and the provision and development of many of the key components and materials used in our vehicles. If our contract manufacturers and suppliers experience any delays in providing us with necessary services and products, we could experience delays in delivering on our timelines. Any of the foregoing could materially and adversely affect our brand, business, prospects, results of operations and financial condition.

Our plan to build a network of hydrogen fueling stations will require significant financial investments and management resources.

Our plan to build a network of hydrogen fueling stations will require significant financial investments and management resources. This planned construction of hydrogen stations is essential to convincing customers to pay a higher premium for trucks that we collaborated in developing. We have very limited experience in the provision of refueling solutions to users, and rolling out these services comes with challenges, including the strategic placement of stations, potential capacity imbalances in some areas, security risks, risk of vehicle damage during charging or refueling, and the possibility of customers not embracing our services. We will need to ensure compliance with any regulatory requirements applicable in jurisdictions where our fueling stations will be located, including obtaining required permits and land use rights, which could be time-consuming and costly. There is also a risk that government support in certain areas may be discontinued. If we are unable to build, or experience delays in building, our network of hydrogen fueling stations, we may be unable to fulfill our fueling commitments to customers, leading to reduced truck sales and adversely affecting our business, prospects, results of operations and financial condition.

We may not be able to produce or source the hydrogen needed to establish our planned hydrogen fueling stations.

As a key component of our business model, we intend to establish a network of hydrogen fueling stations. We plan to produce the hydrogen needed for these stations on-site through electrolysis. Should we face technological or financial challenges in producing the hydrogen, it could jeopardize the establishment of these stations and reduce the appeal of trucks that we collaborated in developing. Additionally, if we still proceed with the stations without in-house hydrogen production, we may need to sell hydrogen at a loss to maintain our commitments. We believe that this hydrogen incentive will be a significant driver for purchases of trucks that we collaborated in developing, and therefore, any setbacks in setting up the hydrogen fueling stations as envisioned would materially and adversely affect our business.

If we cannot successfully overcome the barriers to commercializing our trucks, our business will be negatively impacted.

The trucking industry has traditionally been characterized by significant entry barriers, including substantial capital requirements, investment costs of designing vehicles, long lead times to bring vehicles to market from the concept and design stage, specialized design and development expertise, regulatory requirements, brand establishment, and setting up sales, fueling and service stations. If we fail to surmount these barriers, our ability to grow our business will be harmed, and our business, prospects, results of operations and financial condition will be materially and adversely affected.

Our future growth is dependent upon customers’ willingness to adopt NEV trucks, including trucks powered by e-fuel. If the market for heavy-duty commercial NEVs does not develop or develops slower than we expect, our business, prospects, results of operations and financial condition will be adversely affected.

The market for heavy-duty commercial NEVs, especially those powered by hydrogen fuel cells, is relatively new and untested and is expected to experience technology innovation, intense price competition among numerous competitors, evolving regulations and industry standards, and unpredictable customer preferences. Our growth is highly dependent upon customers’ shift towards alternative fuel and electric trucks.

Factors that may influence the adoption of NEV trucks include but are not limited to the following, most of which are beyond our control:

●	public perception of the quality, safety, design, performance and cost of NEV trucks, especially if adverse events or accidents arise that are linked to the quality or safety of NEV trucks;

●	general concerns about vehicle safety, including the use of advanced technologies, such as vehicle electronics, hydrogen fueling and storage and regenerative braking systems;

●	the premium in the anticipated initial purchase prices of trucks that we collaborated in developing over those of comparable trucks powered by internal combustion engines or other alternative energy sources, both including and excluding the effect of possible government and other subsidies and incentives designed to promote the purchase of vehicles powered by clean energy;

●	the total cost of ownership of the vehicle over its expected life, which includes the initial purchase price and ongoing operating costs, including fuel supply and maintenance costs;

●	the decline of vehicle efficiency resulting from deterioration over time in the ability of the battery to hold a charge;

●	concerns over the availability of hydrogen stations, including those we plan to develop and deploy, which could impede our present efforts to promote hydrogen-fueled trucks as a desirable alternative to diesel trucks;

improvements in fuel efficiency of traditional internal combustion engines;

●	access to maintenance and repair services, as well as adequate insurance policies, for NEV trucks;

●	the availability and terms of financing options for our customers to purchase or lease trucks that we collaborated in developing;

●	volatility in the cost of energy, oil, gasoline and hydrogen;

●	the availability of tax benefits and other governmental incentives for purchasing and operating NEV trucks, or regulations requiring increased use of non-polluting trucks;

●	the availability of tax benefits and other governmental incentives for the sale of e-fuel and hydrogen;

●	corporate sustainability initiatives; and

●	macroeconomic factors.

If, in weighing these factors, our potential customers determine that there is not a compelling business justification for purchasing NEV trucks in general or those designed and sold by us, then the market for such vehicles may not develop as we expect or may develop more slowly than we expect, which would materially and adversely affect our business, prospects, results of operations and financial condition.

Performance issues with trucks that we collaborated in developing could adversely affect our sales and reputation.

Potential design or manufacturing defects in trucks that we collaborated in developing may prevent them from meeting performance standards or necessitate repairs. We cannot guarantee that we will be able to detect and fix all the defects in the trucks’ hardware or software prior to commencing sales. In addition, the performance of our trucks may not live up to customer expectations or be comparable with other competing vehicles in the market. Any product defects or perceived underperformance can lead to negative publicity, revenue loss, delays in deliveries, recalls, liability claims, and substantial warranty and related costs, which in turn would materially and adversely affect our business, reputation, prospects, results of operations and financial condition.

Any adverse change in our cooperation with our business partners could harm our business.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have formed alliances and partnerships with other companies across various industries to support our business initiatives. For example, we have established strategic collaboration with vehicle manufacturers for production of our NEV trucks. We have also collaborated with other industry participants to develop hydrogen fueling stations and promote the V2X transportation model. Our ongoing success depends on maintaining these relationships and forging new ones, especially with partners offering key components and parts, manufacturing, and distribution services. If we are unable to maintain the existing partnerships, or if we fail to identify and negotiate additional ones that are essential to our future expansion or success on favorable terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business, results of operations and financial condition could be materially and adversely affected.

Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain collaboration agreements grant our partners or us the right to terminate such agreements for cause or without cause, including in some cases by paying a termination for convenience fee. In addition, such agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or other preferred business partners.

We could experience delays in the development or delivery of products and services that we collaborated in developing if our business partners do not meet agreed-upon timelines or experience capacity constraints. We could also have disagreements with our business partners in budget or funding for any joint development project. Disputes with business partners, including with respect to intellectual property rights, could arise in the future. Moreover, if our existing collaborations were to be terminated, we may be unable to find alternative ones on terms and conditions acceptable to us in time, or at all. Any of the foregoing could adversely affect our business, results of operations and financial condition.

We may fail to compete effectively in the zero-emission transportation industry.

We expect competition in the emerging zero-emission transportation industry to intensify as new automakers and established automotive giants enter the market. Many of our current and potential competitors have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, sales and marketing capabilities, distribution network, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure. We cannot assure you that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of ours, which would adversely affect our competitive position in the market. They may also offer vehicles at more competitive prices, which would have an adverse impact on our sales and profitability. In addition, rapid technological shifts could render our products outdated, and our research and development might not keep pace or innovate effectively. As a result, we may lose our technological edge. Any of the foregoing would materially and adversely affect our business, prospects, results of operations and financial condition.

If there is inadequate availability of hydrogen, or if we fail to secure e-fuel supply at competitive prices or with a competitive emissions profile, our business will be materially and adversely affected.

Demand for our hydrogen-powered trucks and hydrogen fueling services will depend in part on the consistent availability of hydrogen infrastructure and affordability of hydrogen fuel. We cannot guarantee that we will be able to increase our hydrogen production at the anticipated rate or that hydrogen prices will become competitive with hydrocarbons or their alternatives. The vehicles that we collaborated in developing will also require a steady and adequate supply of hydrogen for refueling. We plan to partner with third parties to provide hydrogen infrastructure and fueling stations to our customers. Some potential customers may choose not to purchase trucks that we collaborated in developing because of the risk of unavailability or cost of hydrogen supply. Additionally, certain customers may consider hydrogen vehicles because of their sustainability profile; however, the sustainability profile of hydrogen depends on the production process. Hydrogen produced by our SOEC technology may have a higher emission profile than expected and be less cost-effective. If hydrogen produced by us is insufficient to satisfy the hydrogen demand of our truck users, we may need to procure hydrogen supply from other third parties. We cannot assure you that we are able to secure ample hydrogen at both a satisfactory price and within the desired emissions standards, which may cause some potential customers not to purchase trucks that we collaborated in developing. If we are unable to satisfactorily provide adequate access to hydrogen supply, which may require significant capital expenditures, our ability to generate customer loyalty, grow our business and sell our products could be impaired.

Our business may be subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of constructing or servicing hydrogen infrastructure or fueling stations, and such risks may increase in the future as we expand the scope of such services.

We expect to construct and service hydrogen infrastructure and fueling stations at certain customer sites and elsewhere. We expect such construction and servicing at customer sites and elsewhere to be subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, accessibility requirements, safety, environmental protection and related matters, and to require various local and other governmental approvals and permits that may vary by jurisdiction. All of the above may cause delays or cost overruns or prevent the construction or servicing of hydrogen infrastructure and fueling stations. Material delays or cost overruns, or inability to construct or service hydrogen infrastructure or fueling stations at certain customer sites and elsewhere could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, we may undertake such construction or service through business partners or contractors, which may require us, our business partners, contractors, or customers to obtain licenses or require compliance with additional rules, working conditions and other union requirements, adding costs and complexity to a construction project. If we, our partners or contractors are unable to provide timely, thorough and quality construction-related services, our customers could fall behind with their schedules leading to liability to us or cause customers to become dissatisfied with the hydrogen solutions we offer.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who are or may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient training in a timely manner, and we will need to spend significant time and resources training the employees we hire. Furthermore, as our Company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any executive officer or key employee terminates his or her services with us, our business may be severely disrupted, our results of operations and financial condition may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any executive officer or key employee joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us, if any dispute arises between our executive officers or key employees and us, the relevant non-competition provisions may not be enforceable under PRC laws.

We need to develop complex technology and operating systems, both in-house and in coordination with vendors and suppliers, to successfully collaborate in producing and operating our NEV trucks, and we cannot assure you that such systems will be successfully developed.

Products and services that we collaborated in developing or providing will require a substantial amount of third-party and in-house software and complex hardware to operate. The development of such advanced technologies is inherently complex and costly, and we will need to coordinate with our suppliers in order to produce and operate our NEV trucks in collaboration with vehicle manufacturers. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. We may be unable to develop the necessary software and technology systems or meet the technological requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty requirements we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects, and results of operations.

We may be unable to expand on our intellectual property portfolio or otherwise develop the technology needed to operate our business.

Our ability to refine and grow our portfolio of intellectual property and technology depends on many factors, including our ability to attract and retain a skilled technical workforce and our ability to devote sufficient resources to research and development efforts. Our failure to continue the development of our intellectual property and technology portfolio could materially and adversely affect our business, prospects, results of operations and financial condition.

We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us.

We face an inherent business risk of exposure to warranty claims and product liability in the event that products that we collaborated in developing fail to perform as expected and, in the case of product liability, such failure of products that we collaborated in developing and selling results in bodily injury or property damage. Our customers specify quality, performance, and reliability standards. If flaws in either the design or manufacture of products that we collaborated in developing and selling were to occur, we could experience a rate of failure in our products that could result in significant delays in delivery and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:

●	lose revenue;

●	incur increased costs, such as warranty expenses and costs associated with customer support;

●	experience delays, cancellations, or rescheduling of orders for our products;

●	experience increased product returns or discounts; or

●	experience reputation damage.

All of these could adversely affect our results of operations and financial condition.

If any of products that we collaborated in developing and selling are or are alleged to be defective, we may be required to participate in a recall involving such products. A recall claim brought against us or a product liability claim brought against us in excess of our available insurance may have a material adverse effect on our business.

Developments in alternative technology improvements in the internal combustion engine may adversely affect the demand for trucks that we collaborated in developing.

Significant developments in alternative technologies, such as advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced NEV trucks in collaboration with vehicle manufacturers, which could result in the loss of competitiveness of trucks that we collaborated in developing, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in NEV technology. As technologies change, we plan to upgrade or adapt trucks that we collaborated in developing and introduce new models in order to continue to provide trucks with the latest technology.

Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such increase or supply interruption could materially negatively impact our business, prospects, results of operations and financial condition. We, together with vehicle manufacturers that we collaborate with, use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand, and could adversely affect our business, results of operations and financial condition. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the NEV industry as demand for such cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Any disruption in the supply of battery cells or fuel cells used in our hydrogen-powered trucks could temporarily disrupt the production of trucks that we collaborated in developing until a different supplier in collaboration with the vehicle manufacturers is fully qualified. Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased NEV truck prices. We cannot assure you that we will be able to recoup the increasing costs of raw materials by increasing vehicle prices.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our products, services, and business operations. A successful claim against us, regardless of whether due to injuries suffered by our product users, could materially and adversely affect our business, reputation, results of operations and financial condition. In addition, we do not have business disruption insurance. Any business disruption event could result in substantial costs to us and the diversion of our resources.

We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

Our business and prospects are affected by our ability to develop, maintain, and strengthen our brand. If we fail to do so we may lose the opportunity to build business relationships with critical customers. Promoting and positioning our brand will depend significantly on our ability to provide innovative and high-quality products and services, in which we have limited experience. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We expect to market our brand through media, word-of-mouth, trade shows and advertising. Such efforts may not achieve the desired results. If we do not develop and maintain a strong brand, our business, prospects, results of operations and financial condition could be materially and adversely affected.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control and costly or impossible to remediate. From time to time, our products and our business operations in general are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect public perception about our products and services. Negative publicity about us, such as alleged misconduct, unethical business practices or other improper activities, or rumors relating to our business, directors, officers, employees, shareholders, affiliates or actual or potential business partners can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us, or perceived wrongdoings by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with or may cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse effect on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about NEV trucks and hydrogen energy, especially the product or service quality problems of other players in the industry in which we operate, including our competitors, may also adversely affect our reputation and brand. In particular, given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm customer and user perceptions and confidence in our brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party business partners, and key employees could be harmed and, as a result, our business, results of operations and financial condition could be materially and adversely affected.

We are and may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

We are, and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistle-blower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our results of operations and financial condition.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We have entered into, and may in the future enter into additional, strategic alliances, including joint ventures or minority equity investments with various third parties to further our business purpose. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

Any unauthorized control or manipulation of our vehicles’ systems could result in loss of confidence in us and vehicles that we collaborated in developing and harm our business.

Trucks that we collaborated in developing contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our trucks and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, trucks and systems to gain control of or to change functionality of trucks that we collaborated in developing, user interface and performance characteristics, or to gain access to data stored in or generated by the truck. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of trucks that we collaborated in developing or their systems, or any loss of customer data, could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to trucks that we collaborated in developing, systems or data, as well as other factors that may result in the perception that trucks that we collaborated in developing, systems or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, results of operations and financial condition.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

Trucks that we collaborated in developing are equipped with intelligent functions and can collect and analyze vehicle driving information, which is used to monitor vehicle performance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems, which we have yet to develop. Our systems will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, trucks that we collaborated in developing are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our business or the failure of our systems.

We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and costly.

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, technologies or software could be found to infringe upon existing intellectual property rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

●	redesign our products; or

●	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our subsequent failure or inability to obtain a license for the infringed technology or other intellectual property right, our business, prospects, results of operations and financial condition could be materially and adversely affected. In addition, parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We may not be able to protect our intellectual property rights which may adversely affect our reputation and disrupt our business.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our proprietary products, platforms and technologies. We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these only provide limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe upon or misappropriate our other intellectual property. Our trade secrets, proprietary know-how or other non-patentable technology may become known or be independently discovered by our competitors. Infringement upon or the misappropriation of, our trade secrets, proprietary know-how or other non-patentable technology could have a material adverse effect on our business, results of operations and financial condition. While we have taken steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property.

Filing, prosecuting, maintaining and defending patents on our proprietary products and pipeline products could be prohibitively expensive for us. We cannot assure you that any of our patent applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our patent applications are not successful, we may have to develop different ones or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Proceedings to enforce our intellectual property and proprietary rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to protect the confidentiality of our trade secrets, or if our employees wrongfully use or disclose alleged trade secrets of their former employers, our business would be harmed.

If we are unable to protect the confidentiality of our trade secrets, or if our employees wrongfully use or disclose alleged trade secrets of their former employers, our business would be harmed. In addition to our issued patent and pending patent applications, we rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our products and pipeline products. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements or including such undertakings in the agreement with parties that have access to them, such as our employees, external business partners, advisors and other third parties. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were lawfully obtained or independently developed by a competitor, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

In addition, while we typically require our employees involved in the development of intellectual property to hand over all documents and records related to intellectual property to us when they leave their positions under our non-competition agreements, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and scientific personnel.

We face various challenges and risks in connection with our expansion into overseas markets.

As we plan to explore overseas market opportunities and collaborate with local strategic partners, we will face risks associated with expanding into markets in which we have limited or no experience. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our global and cross-border businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

●	inability to recruit international and local talents and deal with challenges in replicating or adapting our company policies and procedures to operating environments different from those of China;

●	lack of acceptance of the product and service offerings;

●	disruptions in the supply chain;

●	investigations regarding anti-dumping, trade wars, geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

●	challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

●	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

●	differing and potentially adverse tax consequences;

●	increased and conflicting regulatory compliance requirements;

●	adaption to different industry practices;

●	challenges caused by distance, language and cultural differences;

the impact of widespread health epidemics or other outbreaks, and natural disasters;

●	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

●	availability and reliability of cross-border payment systems and logistics infrastructure; and

●	exchange rate fluctuations.

As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our overseas businesses and operations may not be successful. Failure to expand our overseas businesses and operations could materially and adversely affect our business, results of operations and financial condition.

Our research and development efforts may not yield the expected results.

Technological innovation is critical to our success, and we strategically develop most of the key technologies in-house, such as the vehicle control system, the electronic steering system, and the hydrogen production technology. We have been investing heavily in our research and development efforts. As of June 30, 2025, we had assembled a strong team of 39 in-house research and development personnel with years of industry experience in their respective fields. For the years ended June 30, 2025, 2024 and 2023, we incurred research and development expenses of US$1.5 million, US$1.7 million and US$2.3 million, respectively, accounting for 12.2%, 26.5% and 36.1% of our total operating expenses in the same periods, respectively. Given the rapid technological changes in the industry, we need to invest significant resources in research and development to lead technological advances in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and we cannot assure you that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position.

In addition to our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our vehicles. We plan to upgrade our existing models and introduce new models in collaboration with relevant vehicle manufacturers in order to equip our vehicles with the latest technologies, which could involve substantial costs and lower our return on investment for existing models. We cannot assure you that we will be able to equip vehicles that we collaborated in developing with the latest technologies. Even if we are able to keep pace with technological advancement and develop new models, prior models that we collaborated in developing could become obsolete more quickly than expected, potentially reducing our return on investment.

We are subject to various environmental, safety and other laws and regulations relevant to our business that could impose substantial costs upon us and cause delays in selling our products.

We are subject to multiple environmental, safety and other laws and regulations related to our business, especially the sale of our vehicles, such as laws and regulations related to the use of hazardous materials in the manufacturing process and the operation of our collaborating manufacturing plant. Such laws and regulations govern the use, storage, discharge and disposal of hazardous materials during the manufacturing process. We are responsible for obtaining and/or periodically renewing the sale, construction, environmental protection, waste disposal permits and other relevant permits for selling our products. We cannot assure you that we will be able to obtain or renew such permits in a timely manner.

In addition, from time to time, the government of the PRC issues new regulations, which may require additional actions on our part to comply for continuing our normal operations. For example, if any of our other existing or future constructions fails to comply with applicable regulations or maintain the relevant permits, we could be subject to substantial liability for clean-up efforts, personal injury or fines or be forced to close or temporarily cease the operations of relevant constructions, any of which could have a material adverse effect on our business, results of operations and financial condition.

The unavailability, reduction or elimination of government and economic subsidies could have a material adverse effect on our business, prospects, results of operations and financial condition.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs or other reasons may result in the diminished competitiveness of the alternative fuel and NEV industry generally or our NEV trucks in particular. While certain tax credits and other incentives for NEV production, alternative fuel and electric vehicles or high and new tech enterprises have been available in the past, there is no guarantee these programs will be available in the future. If current government subsidies are not available in the future, our financial position could be harmed.

We may be subject to risks associated with autonomous driving technology.

Trucks that we collaborated in developing will be designed with connectivity for future installation of an autonomous hardware suite and we plan to partner with a third-party software provider in the future to implement autonomous capabilities. However, we cannot guarantee that we will be able to identify a third party to provide the necessary hardware and software to enable driverless Level 4 or Level 5 autonomy in an acceptable timeframe, on terms satisfactory to us, or at all. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

An occurrence of natural disasters, widespread health epidemics or other outbreaks, such as the outbreak of COVID-19, could have a material adverse effect on our business.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the areas where we operate, including but not limited to the severe acute respiratory syndrome, the H5N1 avian flu, the human swine flu, also known as Influenza A (H1N1), or COVID-19, could materially disrupt our business and operations. For example, since the end of December 2019, the outbreak of COVID-19 has affected many people globally, caused temporary suspension of production and shortage of labor and raw materials in affected regions, and disrupted local and international travel and economy. During the COVID-19 pandemic, we experienced temporary disruptions to product supply and delivery in affected regions from time to time. The exacerbation, continuance or reoccurrence of COVID-19 has already caused and may continue to cause an adverse and prolonged impact on the economic, geopolitical, and social conditions in relevant countries, and could in turn materially and adversely affect our business operations and financial performance, including but not limited to those related to: (1) decreased customer demand for heavy-duty NEV trucks; (2) decreased offline marketing activities caused by quarantine measures imposed by local governments according to applicable laws and regulations, which are beyond our control; (3) supply chain disruption or disruption of the operations of our business partners, including our contract manufacturers and suppliers for raw materials and vehicle components; and (4) increased volatility or significant disruption of global capital markets due in part to the COVID-19 pandemic, which may adversely affect our ability to access capital markets and other funding sources on acceptable terms or at all. We cannot be entirely certain as to whether its impact will be completely alleviated.

In addition to the impact of the COVID-19 pandemic, natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, power outages, other pandemic outbreaks, terrorist acts or disruptive global political events, or similar disruptions could materially and adversely affect our business operations and financial performance. In particular, rising inflation and geopolitical tensions, including the recent war in Ukraine, have had, and could continue to have, an adverse impact on the global supply chain, including the availability and costs of certain raw materials, such as aluminum and steel. If any of our service centers and warehouse spaces is damaged by these events, our operations may be significantly interrupted, and our business, results of operations and financial condition may be adversely affected. These events could also result in server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software, hardware, storage and network. The continuance of any of these events could increase the costs associated with our operations and reduce our ability to operate our businesses at their intended capacities, thereby reducing revenues and profitability. As of the date of this annual report, we have not experienced, and do not expect to experience, material impact by supply chain disruptions with respect to our business segments, products, lines of services, projects and operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in us and the market price of our ADSs may be adversely affected.

Prior to the completion of the Business Combination, we had been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the years ended June 30, 2025 and 2024, we identified two material weaknesses in our internal control over financial reporting as of June 30, 2025   and 2024. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to 1) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and 2) lack of sufficient controls designed and implement in IT environment and IT general control activities, which mainly associated with areas of logical access security, IT service organization and cyber security for the financial systems. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have implemented and are continuing to implement a number of measures to address the material weaknesses that have been identified. For details, see “ITEM 15. Controls and Procedure—Management’s Annual Report on Internal Control over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with the second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. While documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistle-blower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

Risks Related to Doing Business in China

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition and the value of our securities.

We conduct our business in China through Nanjing Scage, and substantially all of our assets will be located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the political, economic, and social conditions in the PRC. The PRC government may intervene or influence our operations, subject to necessary procedures, and may strengthen regulatory oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers, such as us, which could result in a material change in our operations and/or the value of our securities.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects. The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. These reforms have resulted in significant economic growth and social prospects. Economic reform measures may also be adjusted or modified in the future, and we cannot assure you that the policies that the Chinese pursue will have a favorable impact on our operations.

Chinese economy has experienced significant growth in the past four decades. Various measures implemented by the PRC government to encourage economic growth may benefit the overall Chinese economy, but may also have a negative effect on us. The financial condition and results of operations could be materially and adversely affected by relevant regulations and policies over capital investments, foreign investment or changes in tax regulations that are applicable to us. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business, financial condition and results of operations.

Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities. For instance, the PRC government has significant discretion over the business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory, political and societal goals, which could have a material adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Our ability to successfully maintain or grow business operations in China depends on various factors, which include, among others, macro-economic and other market conditions, social conditions, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of these changes, our business, financial condition and results of operations could be materially and adversely affected.

Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline. The approval or record-filing of the CSRC may be required in connection with this offering and our future capital raising activities according to applicable laws and regulations, and, if required, we cannot assure you that we will be able to obtain such approval or complete the record-filing, in which case we may face regulatory sanctions for failure to comply with relevant requirements for this offering and our future capital raising activities.

Under the current Regulations on Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), as jointly adopted by six PRC regulatory agencies in 2006 and amended in 2009, an offshore special purpose vehicle (“SPV”) that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies (which refer to non-foreign-invested enterprise in the PRC under the M&A Rules) or assets is required to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Our PRC counsel, Jingtian & Gongcheng, has advised us based on their understanding of the current PRC laws, regulations and rules that, because the PRC subsidiaries were all foreign-invested enterprises or reinvested enterprises, which are not PRC domestic companies under the M&A Rules, at the time they were acquired by the relevant offshore special purpose vehicles, the CSRC’s approval under the M&A Rules is not required for the listing and trading of Company ADSs and Assumed Warrants on the Nasdaq Stock Market in the context of this Business Combination.

However, our PRC counsel has further advised us that it remains uncertain as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, might further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for the Business Combination in the future. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does. If it is determined that CSRC approval under the M&A Rules is required for this Business Combination, we may face investigation and penalties by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering, which may materially and adversely affect our business, financial condition, and results of operations.

Furthermore, the PRC regulatory authorities have recently exerted more oversight and control over overseas securities offerings that are conducted by China-based companies, and overseas investments that are conducted in China-based companies according to relevant applicable laws and regulations. On July 6, 2021, the General Office of the State Council of the PRC, together with another regulatory authority, jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which calls for enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments until January 23, 2022. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and circulated five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies (which refer to companies incorporated within the PRC under the Overseas Listing Trial Measures) that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the followings occurs: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for an initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures, which filing shall be submitted within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). Where a domestic company seeks to indirectly offer and list securities on overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

In addition, according to the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Enterprises promulgated by CSRC on its official website on February 17, 2023, the companies that have already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the required CSRC filing procedure, the completion of which will be published on the CSRC website, before such companies’ overseas issuance and listing.

As advised by our PRC counsel, Jingtian & Gongcheng, we will be required to complete the filing with the CSRC for the Business Combination, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the listing of Company ADSs and the Assumed Warrants in accordance with the requirements under the Overseas Listing Trial Measures. Scage International designated Nanjing Scage as the domestic responsible entity to file with the CSRC in August 2023 and January 2024 after the filing of the Form 8-K announcing the Business Combination and the submission of the registration statement on Form F-4. As of the date of this annual report, Scage International and Nanjing Scage have completed the filing procedures with the CSRC. Regardless of whether this offering will be subject to any filing requirements with the CSRC under the Overseas Listing Trial Measures, any future securities offerings and listings outside of China by our company, including but not limited to follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or the PRC Subsidiaries, or otherwise tighten the regulations on overseas listing of PRC domestic companies and foreign investment in China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. If it is determined that our future offshore fund-raising activities is subject to any CSRC approval, filing, other governmental authorization or requirements, we cannot assure you that we or the PRC Subsidiaries could obtain such approval or meet such requirements in a timely manner or at all. Such failure may subject us or the PRC Subsidiaries to fines, penalties or other sanctions which may have a material adverse effect on our business and financial condition.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which required that, among others, operators of “critical information infrastructure” purchasing network products and services or network platform operators carrying out data processing activities, that affect or may affect national security, shall apply with the Cybersecurity Review Office for a cybersecurity review. In addition, a network platform operator holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On November 14, 2021, the CAC released the draft Administrative Regulations for Internet Data Security (Draft for Comments) (the “Draft Regulations for Internet Data Security”), which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data overseas shall apply to CAC for security assessments if: (1) data processors provide important data overseas; (2) critical information infrastructure operators or data processors processing personal information of more than one million individuals provide personal information to overseas parties; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments. As advised by our PRC counsel, as of the date of this annual report, since: (1) our business operations do not involve any operator of a network platform with personal information of over one million users; (2) we have not received notification that we are recognized as a critical information infrastructure operator by the administration responsible for the security protection of critical information infrastructure; (3) our business operations do not involve the processing of important data; and (4) we only provide a very small amount of personal information to overseas institutions during the listing process, we are not required to apply for the security assessment or the cybersecurity review for the Business Combination under such regulations.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

●	in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

●	during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies, securities service providers or overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

●	working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which came into effect on the same day. According to this Provisions, if relevant departments or jurisdictions have not informed the data handlers or publicly announced that the data are important data, data handlers are not required to undergo security assessment for cross-border data provision.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement may be subject to substantial uncertainties, and it is unclear whether the relevant PRC regulatory authority would reach the same conclusion as ours, and we face uncertainty as to whether any review or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our business, shut down our platforms, or face other penalties, which could materially and adversely affect our business, financial condition and results of operations, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, which could cause the value of our securities to significantly decline or become worthless.

Our securities will be delisted and will be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Our auditor, HTL International, LLC, is an independent registered accounting firm based in Houston, Texas, and is subject to be inspected by the PCAOB on a regular basis. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA, which include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. These amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and will continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in 2024 and beyond, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, our securities will be delisted from the Nasdaq Stock Market and our securities will not be permitted for trading over the counter either. If our securities are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse effect on our business, financial condition and results of operations.

If there is a severe or prolonged downturn in the global or Chinese economy, our business, financial condition and results of operations could be materially and adversely affected.

COVID-19 has had a severe and negative impact on the global economy, and its long-term impact on the global economy is still uncertain. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, the trade tension between the United States and China, the conflict in Ukraine and the imposition of broad economic sanctions on Russia also create uncertainty and challenges to the development of global economic condition. Any prolonged slowdown in the global or Chinese economy may have a negative impact on individual disposable income and in turn our business, financial condition and results of operations, and continued turbulence in the international capital markets may adversely affect our access to capital markets to meet liquidity needs.

The development of the PRC legal system and changes in the interpretation and enforcement of PRC laws, regulations and policies in China could materially and adversely affect us and cause our securities to significantly decline in value or become worthless.

Our operations are governed by PRC laws, rules and regulations. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade, with a view towards developing a comprehensive system of commercial law. However, as many of these laws and regulations are relatively new and may continue to evolve, these laws and regulations maybe subject to further interpretation. As in other civil law countries, there is a limited volume of published court decisions which may be cited for reference but are not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. As these laws and regulations are continually evolving in response to changing economic and other conditions, and any non-compliance with any existing or new laws and regulations may adversely affect the legal protections and remedies that are available to investors and us. Such limitation on legal protection could cause disruption to our business operations and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China or Cayman Islands against us or our management named in this annual report based on foreign laws.

We conduct the majority of our business in China and substantially all of our assets are located in China. In addition, the majority of our senior executive officers reside within China for a significant portion of the time, the majority of whom are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors residing in China. In addition, judgments rendered by the U.S. courts pursuant to the civil liability provisions of the securities laws of United States against us or such persons may not be recognized or enforceable in the courts of the Cayman Islands or the PRC.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if the judgment violates the basic principles of PRC laws or national sovereignty, security, or the public interest.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Cross-border supervision and administration is generally difficult to pursue in many jurisdictions, including the PRC. According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, without PRC government approval, no entity or individual may provide documents and information relating to securities business activities to overseas organizations and/or persons. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. According to the Archives Rules, Where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a domestic company concerning its overseas offering and listing, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Furthermore, as of the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States. See “—Risks Related to our Securities—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.”

Recent litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our securities.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for such companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could cause the market price of our securities to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The tension in international trade and rising political tension, particularly between the United States and China, may adversely impact our business, financial condition and results of operations.

Our business could be materially and adversely affected by the tensions in international trade such as the one between the United States and China in recent years. Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, financial condition and results of operations.

We rely on dividends and other distributions on equity paid by its PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on its ability to conduct its business.

We are a Cayman Islands holding company with no material operation of its own. We rely on dividends and other distributions on equity paid by its PRC subsidiaries for cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt we may incur. To the extent its cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries to transfer cash or assets. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As a result of these laws, rules and regulations, Our PRC subsidiaries are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.

While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between VVS International Limited and Scage (Hong Kong) Limited, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to Scage (Hong Kong) Limited in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on us and its subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.

Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may affect their ability to pay dividends or make other distributions to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct its business.

The Enterprise Income Tax Law enacted by the National People’s Congress, which became effective on January 1, 2008, and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or warrant holders.”

Any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls or management and PRC subsidiaries’ dividends and other distributions to us may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit its ability to grow, make investments or acquisitions that could be beneficial to its business, pay dividends, or otherwise fund and conduct its business.

Restrictions on the remittance of Renminbi into and out of China and governmental regulation over currency conversion may limit our ability to pay dividends and other obligations and affect the value of your investment.

Conversion of Renminbi into foreign currencies and the remittance of funds out of China shall be made in compliance with relevant PRC laws and regulations. We and our PRC subsidiaries receive substantially all of our revenue in Renminbi. Under our corporate structure, its income will be primarily derived from dividend payments from its PRC subsidiaries. We may convert a portion of its revenue into other currencies to meet its foreign currency obligations, such as payments of dividends declared in respect of Company ADSs or Ordinary Shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy our foreign currency-denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior approval of the Administration of Foreign Exchange of (the “SAFE”) by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC foreign exchange regulations may evolve in the future. We cannot assure you that new regulations will not be promulgated in the future that would have effect on the remittance of Renminbi into or out of China. If we cannot obtain sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders.

China’s M&A Rules and certain other PRC regulations establish procedures for certain acquisitions of PRC companies by foreign investors, which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-monopoly Law promulgated by the SCNPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and MOFCOM in December 2020 specify that foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the de facto control over domestic enterprises in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated government authorities in advance.

In the future, we may pursue potential strategic acquisitions that are complementary to its business. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand business or maintain market share. Furthermore, there is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of MOFCOM or other PRC government authorities for its mergers and acquisitions. We cannot assure you that we can obtain such approval from MOFCOM or any other relevant PRC government authorities for its mergers and acquisitions. Any non-compliance with such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and legal requirements and procedures of currency conversion may delay or prevent us from using proceeds from offshore fund-raising activities, to make loans or additional capital contributions to the PRC Subsidiaries, which could materially and adversely affect the liquidity of us, as well as our ability to fund and expand our business.

Any funds we transfers to the PRC Subsidiaries, either as shareholder loans or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to the PRC Subsidiaries are subject to the information report requirement with MOFCOM or their respective local branches and registration with a local bank authorized by State Administration of Foreign Exchange (“SAFE”). In addition, any foreign loan procured by the PRC Subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or the NDRC if the term of the loan exceeds one year, or their respective local branches.

SAFE promulgated the Circular on Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”), effective from June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “SAFE Circular 16”), effective from June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. The SAFE Circular 19 and SAFE Circular 16 regulate our transfer of any foreign currency we hold, including proceeds of our offshore fund-raising activities, to the PRC Subsidiaries, which may adversely affect our liquidity and its ability to fund and expand business in China. On October 23, 2019, the SAFE promulgated the Circular of Further Facilitating Cross-border Trade and Investment (the “SAFE Circular 28”) which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business (the “SAFE Circular 8”), under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. Since the SAFE Circular 28 and SAFE Circular 8 are newly promulgated, the implementation of these regulations may be evolving and subject to change.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals according to applicable PRC laws and regulations on a timely basis, or at all, with respect to future loans by our Company to PRC Subsidiaries or with respect to future capital contributions by our Company to the PRC Subsidiaries. If our Company or our offshore subsidiaries fail to complete such registrations, our ability to use the proceeds of securities offering, and to capitalize its PRC operations may be negatively affected, which could adversely affect our liquidity and ability to fund and expand its business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or PRC Subsidiaries to liability or penalties, limit our ability to inject capital into PRC Subsidiaries, limit PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents (including PRC individuals, PRC corporate entities and foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued Circular on Further Simplifying and Improving the Foreign Exchange Management Policy on Direct Investment (the “SAFE Circular 13”), effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic enterprise was located. In addition, its PRC individual shareholders must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If any of our shareholders who are PRC residents do not complete their registration with the local SAFE branches, the PRC Subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to our Company, and we may be restricted in our ability to contribute additional capital to PRC Subsidiaries. Moreover, failure to comply with the SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. In addition, our shareholders who are PRC entities shall complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including filings with MOFCOM, the NDRC, or their local branches based on the investment amount, invested industry or other factors thereof.

We have requested that our current shareholders and beneficial owners who, to our knowledge, are PRC residents complete the foreign exchange registrations and that those who, to our knowledge, are PRC enterprises comply with outbound investment related regulations. However, we may not be fully aware of the identities of beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot guarantee that all of our beneficial owners who are PRC residents will comply with the requirements under Circular 37 or related SAFE rules, or other outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with such regulations, or failure by us to amend the foreign exchange registrations of PRC Subsidiaries, could subject us to fines or penalties, restrict our overseas or cross-border investment activities, limit the ability of PRC Subsidiaries to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we fail to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans, the PRC plan participants or we could be subject to fines and other legal or administrative penalties.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “SAFE Circular 7”). Pursuant to SAFE Circular 7, directors, supervisors, senior management and other employees participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year that are granted options going forward will be subject to these regulations as our company becomes an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into PRC Subsidiaries and their ability to distribute dividends to us. The SAFE regulations may evolve, which may restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the Ministry of Finance and the State Administration of Taxation (the “SAT”) have issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC Subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted restricted share. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face fines or penalties imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or warrant holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (the “SAT Circular 82”) (certain articles of which were repealed by the SAT on December 29, 2017), which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

The tax resident status of an enterprise is subject to applicable PRC laws and regulations, and the interpretation of the term “de facto management body” may be subject to adjustment in the future. If we or any of our subsidiaries outside of China is deemed as a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on their worldwide income, which could materially reduce their net income, and they will be required to comply with PRC enterprise income tax reporting obligations. In addition, non-resident enterprise shareholders (including the holders of our securities) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of our securities, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to its non-PRC individual shareholders (including its securities holders) and any gain realized on the transfer of our securities by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of us would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our securities.

Furthermore, taxation laws, rules and regulations may evolve, which may impose stricter tax requirements or higher tax rates on us. Any of such changes could materially and adversely affect our business, financial condition and results of operations.

Our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Circular 7”), which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (the “Circular 698”), issued by the State Administration of Taxation on December 10, 2009. Circular 7 sets out a wider scope of indirect transfer of PRC assets that might be subject to PRC enterprise income tax. Circular 7 also includes detailed guidelines regarding when such indirect transfer is considered to lack a bona fide commercial purpose and thus regarded as avoiding PRC tax. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (the “SAT Circular 37”), which came into effect on December 1, 2017 and was amended on June 15, 2018. SAT Circular 37 further clarifies the practices and procedures for withholding non-resident enterprise income tax.

The conditional reporting obligation of the non-PRC investor under Circular 698 is replaced by a voluntary reporting by the transferor, the transferee or the underlying PRC resident enterprise transferred. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if the company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%, and the transferee has an obligation to withhold tax from the sale proceeds.

Gains from the sale of shares by investors through a public stock exchange are not subject to the PRC enterprise income tax pursuant to Circular 7 where such shares were acquired in a transaction through a public stock exchange.

The application of Circular 7 and the SAT Circular 37 shall be determined in accordance with the laws and regulations in force at the time. PRC tax authorities may determine that Circular 7 and the SAT Circular 37 are applicable to offshore restructuring transactions or sale of the shares of offshore subsidiaries where non-resident enterprises, as the transferors, were involved. PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request the PRC Subsidiaries to assist in the filing.

As a result, our non-resident subsidiaries in such transactions may risk being subject to filing obligations or being taxed under Circular 7 and the SAT Circular 37, unless it can be justified that the transactions are of reasonable business purposes such as group restructuring or other allowed circumstances. Practically, there has been no major transaction of similar nature challenged by the PRC tax authorities. However, given the increasingly tightened tax administration in China, we cannot assure you that there is no tax reporting or settlement risk for such transactions.

The custodians or authorized users of Nanjing Scage’s controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Market Regulation (the “SAMR”). Although Nanjing Scage usually utilizes chops to enter into contracts, the designated legal representatives of PRC Subsidiaries have the apparent authority to enter into binding contracts on behalf of these entities without chops. In order to maintain the physical security of Nanjing Scage’s chops, Nanjing Scage generally has them stored in secure locations accessible only to authorized employees. Although Nanjing Scage monitors such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that Nanjing Scage’s employees could abuse their authority, for instance, by entering into a contract not approved by Nanjing Scage, or seeking to gain control of any of the PRC Subsidiaries. If any employee obtains, misuses or misappropriates corporate chops and seals or other controlling non-tangible assets for whatever reason, the business operations of the relevant entities could be disrupted. Nanjing Scage may have to take corporate or legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties against Nanjing Scage, which could involve significant time and resources to resolve and divert management attention from business operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of Nanjing Scage’s control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in global political and economic conditions and by China’s foreign exchange regulations, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For instance, to the extent that we needs to convert U.S. dollars it receives into Renminbi to pay its operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

Very limited hedging options are available for us to reduce our exposure to exchange rate fluctuations at reasonable costs. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge exposure, or at all. In addition, our currency exchange losses may be magnified by PRC regulations over currency conversions, which may restrict its ability to convert Renminbi into foreign currency.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations. Failure to make adequate contributions to employee benefit plans as required by PRC regulations may subject us to penalties.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws.

Under the Labor Contract Law, an employer must sign a labor contract of unlimited term with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions.

With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the Labor Contract Law. Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds. Employers must apply for social insurance registration and open housing fund accounts for the employees and are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

Certain of the our PRC Subsidiaries have not made full contributions to social security insurance plans and housing provident fund for our employees in compliance with the relevant PRC regulations. As a result, we may be required to make up the contributions for these plans as well as to pay late fees and fines.

As the interpretation and implementation of these regulations are evolving, employment practices of the our PRC Subsidiaries may not be at all times deemed in compliance with the regulations. As a result, these entities could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Related to Our Securities

The price of our securities may be volatile, and the value of its securities may decline.

We cannot predict the prices at which its securities will trade. The price of our securities may not bear any relationship to the market price at which its securities will trade to any other established criteria of the value of its business and prospects, and the market price of its securities may fluctuate substantially. In addition, the trading price of our securities could be subject to fluctuations in response to various factors, some of which are beyond its control. These fluctuations could cause you to lose all or part of your investment. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from the expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by its shareholders or warrant holders, as well as the anticipation of lockup releases;

●	our involvement in material litigation;

●	conditions or developments affecting the NEV and e-fuel industries in China;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

We may redeem your unexpired Assumed Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Assumed Warrants worthless.

After the Closing, we have the ability to redeem the outstanding Assumed Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, if, among other things, the last sale price of Ordinary Shares, represented by Company ADSs, equals or exceeds US$18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like). If and when the Assumed Warrants become redeemable, we may exercise such redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Assumed Warrants as described above could force you to (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is expected to be substantially less than the market value of the Assumed Warrants. None of the assumed private placement warrants will be redeemable so long as they are held by the Sponsor, EBC or their permitted transferees.

We are a foreign private issuer, and as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualifies as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We conduct a majority of its operations through our subsidiaries in China. Substantially all of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC could render you unable to enforce a judgment against the relevant assets or the assets of the relevant directors and officers.

In addition, our corporate affairs will be governed by the A&R MAA, the Cayman Companies Act and the common law of the Cayman Islands. The rights of investors to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to our Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for the memorandum and articles of association, the register of mortgages and charges, and special resolutions of our shareholders). our directors have discretion under the A&R MAA to determine whether or not, and under what conditions, our corporate records may be inspected by its shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder’s motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.”

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

The A&R MAA contain certain provisions, including anti-takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The A&R MAA that is currently in effect contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for Company ADSs, and therefore depress the trading price of Company ADSs. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by Scage International or taking other corporate actions, including effecting changes in our management. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. A substantial amount of Ordinary Shares, represented by Company ADSs, IS subject to transfer restrictions. An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of our securities may vary due to general economic conditions and forecasts, our general business condition and the release of its financial reports. Additionally, if our securities are not listed on the Nasdaq Stock Market and are quoted on over-the-counter market, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the Nasdaq Stock Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or our competitors, or if we change our recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, its market or its competitors. If any of the analysts who may cover us following the Business Combination change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline.

Holders of the Company ADSs may not have the same voting rights as our registered shareholders and might not receive voting materials in time to be able to exercise their right to vote.

Except as described in this report and in the deposit agreement, holders of the Company ADSs will not be able to exercise voting rights attaching to the underlying Ordinary Shares evidenced by the ADSs on an individual basis. Under the deposit agreement, holders of Company ADSs must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of such holder’s voting instructions, the depositary bank will vote the underlying Ordinary Shares in accordance with these instructions. Holders of Company ADSs will not be able to directly exercise their right to vote with respect to the underlying Ordinary Shares unless they withdraw the underlying Ordinary Shares. Holders of Company ADSs may not receive voting materials in time to instruct the depositary bank to vote, and it is possible that holders of Company ADSs, or persons who hold their Company ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise their right to vote.

The voting rights of holders of Company ADSs are limited by the terms of the deposit agreement, and holders of Company ADSs may not be able to exercise rights to direct how the Ordinary Shares represented by Company ADSs are voted.

A holder of the Company ADSs may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of Company ADSs in the manner set forth in the deposit agreement, the depositary bank will endeavor to vote the underlying Ordinary Shares in accordance with these instructions. When a general meeting is convened, holders of Company ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw the Ordinary Shares underlying the Company ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary bank and its agents may not be able to send voting instructions to holders of Company ADSs or carry out their voting instructions in a timely manner. we will make all reasonable efforts to cause the depositary bank to extend voting rights to holders of Company ADSs in a timely manner, but we cannot assure such holders that they will receive the voting materials in time to ensure that they can instruct the depositary bank to vote their shares. Furthermore, the depositary bank will not vote on any matter for which voting is conducted on a show of hands basis in accordance with our Amended and Restated Memorandum and Articles of Association and will not have an obligation to demand voting on a poll basis. The depositary bank and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of Company ADSs may not be able to exercise their right to vote and may lack recourse if their equity shares are not voted as requested.

We and the depositary bank are entitled to amend the deposit agreement and to change the rights of Company ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the Company ADS holders.

We and the depositary bank are entitled to amend the deposit agreement and to change the rights of the Company ADS holders under the terms of such agreement, without the prior consent of the Company ADS holders. We and the depositary bank may agree to amend the deposit agreement in any way it decides is necessary or advantageous to it. Amendments may reflect, among other things, operational changes in the Company ADS program, legal developments affecting Company ADSs or changes in the terms of our business relationship with the depositary bank. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and/or other governmental charges, delivery and other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to Company ADS holders, and no prior consent of the Company ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when We decides to list its ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we becomes the subject of a takeover or a going-private transaction. If the ADS facility will terminate, Company ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decides to make an amendment to the deposit agreement that is disadvantageous to Company ADS holders or terminate the deposit agreement, the Company ADS holders may choose to sell their Company ADSs or surrender their Company ADSs and become direct holders of the underlying Ordinary Shares, but will have no right to any compensation whatsoever.

Holders of Company ADSs may be subject to limitations on transfer of their ADSs.

Company ADSs are transferable on the books of the depositary bank. However, the depositary bank may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The depositary bank may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary bank needs to maintain an exact number of Company ADS holders on its books for a specified period. The depositary bank may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary bank may refuse to deliver, transfer or register transfers of Company ADSs generally when our books or the books of the depositary bank are closed, or at any time if we or the depositary bank deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.

Holders of Company ADSs might not receive distributions on our equity shares, or any value for them at all, if it is unlawful or impracticable for us to make them available to such holders.

The depositary bank of the Company ADSs has agreed to pay holders of Company ADSs the cash dividends or other distributions it or the custodian for the Company ADSs receives on Ordinary Shares or other deposited securities after deducting its fees and expenses in accordance with the deposit agreement. Holders of Company ADSs will receive these distributions in proportion to the number of the underlying Ordinary Shares that their Company ADSs represent. However, the depositary bank is not responsible if it is unlawful or impracticable to make a distribution available to any holders of Company ADSs. For example, it would be unlawful to make a distribution to a holder of Company ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary bank is not responsible for making a distribution available to any holders of Company ADSs if any government approval or registration is required for such distribution. We has no obligation to take any other action to permit the distribution of the Company ADSs, equity shares, rights or anything else to holders of the Company ADSs. This means that holders of Company ADSs might not receive the distributions that we makes on its Ordinary Shares or any value for them at all if it is unlawful or impracticable for us to make them available to you.

Your rights to pursue claims against the depositary bank as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States

District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), and you, as a holder of Company ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary bank arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary bank opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary bank in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary bank under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary bank from our respective obligations to comply with the Securities Act and the Exchange Act.

Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China could increase our compliance costs, subject it to additional disclosure requirements, and/or suspend or terminate our future securities offerings, resulting in difficulties in our capital-raising.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the Transactions may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, resulting in difficulties in its capital-raising.

Our principal shareholders, including the Founder, have the ability to exert significant influence over important corporate matters that require the approval of shareholders, which may deprive you of an opportunity to receive a premium for Company ADSs and materially reduce the value of your investment.

Mr. Chao Gao (by himself and by virtue of an acting-in-concert agreement) beneficially owns 45,441,182 Ordinary Shares and will be able to exercise 62.6% of the total voting power of the total issued and outstanding share capital of our Company, pursuant to certain acting-in-concert agreement entered into among Upward Stars Group Limited, Two Courage Brothers Limited, Three Action Brothers Limited, Victorious Lights Holding Limited, Five Epic Brother Limited and Four Genuine Brothers Limited.

This concentration of ownership and the protective provisions in the A&R MAA may discourage, delay or prevent a change in control of our Company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of us and reducing the price of the Company ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future, which will result in dilution to all other shareholders. We also expect to adopt a share incentive plan and grant equity awards to key employees. We may also raise capital through equity financings in the future. As part of our business strategy, it may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of the additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Company ADSs to decline.

We do not intend to pay dividends before it becomes profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation in the price of the Company ADSs.

We do not intend to pay any cash dividends before it becomes profitable, which may not occur in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of the Company ADSs after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

A significant portion of our outstanding shares may not be immediately resold but may be sold into the market in the near future. This could cause the market price of the Company ADSs to drop significantly, even if our business is doing well.

The Sponsor Parties and Finnovate’s officers and directors hold approximately 5.9% of the Ordinary Shares, or 4,312,500 Ordinary Shares. According to certain lock-up agreement with the founder and other key shareholders of Scage International, two-fifths of the Ordinary Shares held by such shareholders is subject to a six-month lock-up and three-fifths of the Company ADSs held by such shareholders is subject to a 36-month lock-up. Ordinary Shares issued to other shareholders of Scage International as consideration in connection with the Business Combination are subject to a six-month lock-up.

Moreover, the holders of the Finnovate Founder Shares are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the initial public offering of Finnovate, which was replaced by the receipt by the Amended and Restated Registration Rights Agreement. The presence of these additional Ordinary Shares in the form of ADSs trading in the public market may have an adverse effect on the market price of Company ADSs.

The reduced reporting and disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We do not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, our Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (i) following the fifth anniversary of the consummation of the Business Combination, (ii) in which hawse have total annual gross revenue of at least US$1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which we have issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period.

Investors may find our securities less attractive if it chooses to rely on these exemptions, and there may be a less active trading market for our securities, and the price of such securities may be more volatile.

We will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses, which we expect to further increase after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In the past, shareholders of some public companies brought securities class action suits against these companies following periods of instability in the market price of these companies’ securities. our involvement in a class action suit could divert a significant amount of its management’s attention and other resources from its business, which could harm its results of operations and require it to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm our reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against it, we may be required to pay significant damages, which could materially and adversely affect its financial condition and results of operations.

If we are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The determination of whether we will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by Finnovate and Scage International and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether we or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in our composition, the composition of our income or the composition of its assets may cause it to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder of its securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—Ownership and Disposition of Company ADSs and Assumed Warrants by U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of our securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to us and the ownership of our securities.

If Company ADSs or the Company Warrants are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in the Company ADSs or the Company Warrants may be disrupted.

The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that Company ADSs and the Company Warrants will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Company ADSs and the Company Warrants. We expect these actions, among others, will result in DTC agreeing to accept the Company ADSs and the Company Warrants for deposit and clearing within its facilities.

DTC is not obligated to accept Company ADSs or the Company Warrants for deposit and clearing within its facilities in connection with the listing, and even if DTC does initially accept Company ADSs or the Company Warrants, it will generally have discretion to cease to act as a depository and clearing agency for Company ADSs or the Company Warrants.

If DTC determines prior to the consummation of the Business Combination that Company ADSs or the Company Warrants are not eligible for clearance within the DTC system, then we would not expect to consummate the Business Combination or the listing contemplated by this report in its current form. However, if DTC determines at any time after the completion of the transactions and the listing that Company ADSs or the Company Warrants were not eligible for continued deposit and clearance within its facilities, then we believe that Company ADSs or Company Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the securities or warrants would be disrupted. While we would pursue alternative arrangements to preserve its listing and maintain trading of its securities, any such disruption could have a material adverse effect on the market price of Company ADSs and the Company Warrants.

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

●	Incorporation of the holding entity. In December 2021, we established Scage International as a holding company in the Cayman Islands.

●	Incorporation of the Scage BVI. In December 2021, Scage International established a wholly-owned subsidiary, VVS International Limited (“Scage BVI”), to be our intermediate holding company in the British Virgin Islands.

●	Incorporation of the Hong Kong subsidiary. In January 2022, Scage BVI established a wholly-owned subsidiary, Scage (Hong Kong) Limited (“Scage HK”), to be our intermediate holding company in Hong Kong.

●	Establishment of WFOE. In September 2023, Scage HK acquired all the equity interest in Nanjing Xinneng Hydrogen Automotive Technology Co., Ltd. (“WFOE”), which became a wholly-owned subsidiary of Scage HK.

●	Incorporation of the United States subsidiary. In February 2024, Scage HK established a wholly-owned subsidiary, Scage U.S. Corporation (“Scage US”), to be our intermediate holding company in the United States.

In August 2023, Scage International issued shares to several then shareholders of Nanjing Scage (or their designees) to reflect their respective equity interests in Nanjing Scage prior to the restructuring. In October 2023, Scage HK and WFOE acquired 26.45% and 73.55% of the equity interest in Nanjing Scage, respectively.

We are an exempted company incorporated in the Cayman Islands with limited liability on July 14, 2023 for the purpose of effecting the Business Combination. Our principal executive office is 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, China. The telephone number of our principal executive office is (86) 25-5240-9912. Our website address is ir.scagefd.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this annual report.

Business combination with Finnovate

On June 27, 2025, we consummated the previously announced Business Combination pursuant to the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the Business Combination was effected in two steps: (1) Merger Sub I merged with and into Scage International (the “First Merger”), with Scage International surviving the First Merger as a wholly-owned subsidiary of us (the time at which the First Merger became effective is sometimes referred to herein as the “First Merger Effective Time”); (2) on the Closing Date and immediately following the First Merger, Merger Sub II merged with and into Finnovate (the “Second Merger”), with Finnovate surviving the Second Merger as a wholly owned subsidiary of us (the time at which the Second Merger becomes effective is referred to herein as the “Effective Time”).

Prior to the First Merger Effective Time, Scage International caused a sponsored American depositary share facility for the Ordinary Shares established with CITIBANK, N.A. for the purpose of issuing and distributing the ADSs.

On the Closing Date and immediately prior to the First Merger Effective Time, each preferred share of Scage International, par value US$0.00001 per share, that was issued and outstanding immediately prior to the First Merger Effective Time was cancelled in exchange for the right to receive a number of Scage International Ordinary Shares at the then-effective conversion rate in accordance with Scage International’s amended and restated articles of association (the “Conversion”). At the First Merger Effective Time, pursuant to the First Merger, (1) each Scage International Ordinary Share that was issued and outstanding immediately prior to the First Merger Effective Time and after the Conversion was cancelled and converted into the right to receive a number of Ordinary Shares at the Exchange Ratio (as defined in the Business Combination Agreement) (if applicable, in the form of ADSs); (2) any Company Convertible Securities (as defined in the Business Combination Agreement), to the extent then outstanding and unexercised immediately prior to the First Merger Effective Time, were automatically assumed by our Company and converted into a convertible security of us, subject to the same terms and conditions as were applicable to the corresponding former Company Convertible Securities immediately prior to the First Merger Effective Time; (3) every issued and outstanding share of us owned by One Strength Brother Limited, being the only issued and outstanding share in our Company immediately prior to the First Merger Effective Time, was cancelled; and (4) each then issued and outstanding ordinary share of Merger Sub I, par value US$0.0001 per share, was converted into and exchanged for one ordinary share of Scage International as the surviving company of the First Merger.

At the Effective Time, pursuant to the Second Merger: (1) each issued and outstanding public unit of Finnovate was automatically detached and the holder thereof was deemed to hold one Finnovate Class A Ordinary Share and three-quarters of one the public warrants of Finnovate (“Unit Separation”), (2) immediately following the Unit Separation, every issued and outstanding Finnovate Ordinary Share (other than treasury shares held by Finnovate and those shares held by insiders and Dissenting Finnovate Shares or are subject to lock-up restrictions) immediately prior to the Effective Time was cancelled and converted automatically into the right to receive one ADS; (3) every issued and outstanding Finnovate Ordinary Share held by the insiders or subject to lock-up restrictions immediately prior to the Effective Time was cancelled and converted automatically into the right to receive one Ordinary Share; (4) pursuant to certain Assignment, Assumption and Amendment to Warrant Agreement, at the Effective Time, each the public warrants of Finnovate was converted into one the public warrants of Scage, and each outstanding Finnovate Private Warrant was converted into one Scage Private Warrant, and each of the public warrants of Scage and private warrants of Scage (together with public warrants, “Assumed Warrants”) shall have and be subject to substantially the same terms and conditions set forth in the respective public warrants of Finnovate and private warrants of Finnovate, except that they shall represent the right to acquire ADS or Ordinary Shares in lieu of Finnovate Ordinary Shares; (4) each Finnovate Ordinary Share for which a holder had validly exercised its right of redemption was surrendered and cancelled and shall cease to exist; and (5) each then issued and outstanding ordinary share of Merger Sub II, par value US$0.0001 per share, was converted into and exchanged for one ordinary share of Finnovate as the surviving entity of the Second Merger.

On June 30, 2025, the ADSs and the Assumed Warrants of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “SCAG” and “SCAGW,” respectively.

B. Business Overview

Our Mission

Decarbonize and power the global commercial transportation industry with our next-generation zero-emission technologies and e-fuel solutions, championing a sustainable future.

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

We provide technology-empowered NEV trucks to address the diverse commercial transportation needs of our global customers. Our current vehicle offerings include Dragon King, a plug-in hybrid dump truck, primarily designed for mining and other heavy-duty loading and offloading uses, Galaxy II, a plug-in hybrid truck, primarily designed for long-distance road transportation and logistics services, Q-truck, an autonomous tractor trailer, that can be widely used in smart transportation scenarios, Andromeda, an all-electric semi-tractor truck, primarily designed for road and port transportation, Andromeda+, a hydrogen-electric hybrid semi-tractor truck, primarily designed for long-distance road and port transportation, and Sky Turtle, an unmanned, plug-in hybrid dump truck, primarily designed for off-road, mining uses. We also offer two farm tractor models, EV-2604—Unmanned Farm Tractor and EV-2604—Electric Farm Tractor. Our pipeline includes all-electric port tractors, long-endurance hybrid power tractors, and wide-body, high-power hybrid mining vehicles.

We believe that our advanced technologies allow us to develop vehicles capable of delivering optimal function in collaboration with vehicle manufacturers. We have independently developed our electric control and steering system, intelligently distributed hybrid power (“IDHP”) system and our solid oxide electrolysis cell (“SOEC”) hydrogen production technology. Furthermore, we have been staying at the forefront of the industry in the R&D and application of new processes and technologies. We believe our platform-based vehicle design and development system will enable us to cost-efficiently develop a wide range of vehicle models and provide customized solutions for our customers in collaboration with vehicle manufacturers.

Quality is of utmost importance to our business. We implement strict quality control in our R&D and supply chain processes. We strategically collaborate with vehicle manufacturers, including C&C Trucks Co., Ltd., to ensure stable vehicle manufacturing and delivery capability, while also closely monitoring the quality of our products.

We generate revenues primarily from sales of commercial NEVs and components. We sold 24 sets of Artificial-intelligent Robot Transportation (“ART”) components, 88 sets of NEV batteries, 6 Dragon King and 20 Q-trucks for the year ended June 30, 2025, compared with 82 Q-trucks, one Galaxy II high-end version model, and one electric tractor truck for the year ended June 30, 2024. We recorded net revenues of US$11.1 million, US$6.1 million and US$0.4 million in the years ended June 30, 2025, 2024 and 2023, respectively. We recorded net loss of US$13.1 million, US$6.0 million and US$6.6 million in the years ended June 30, 2025, 2024 and 2023, respectively.

Market Opportunities

We have capitalized and expect to continue to benefit from favorable government policies and industry trends driving the development of the heavy-duty NEV truck and e-fuel industries in China and globally. Following the Paris Agreement adopted in December 2015, numerous countries have committed to achieving net-zero emissions and have formulated plans to drive the development of commercial NEVs and related industries. In China, the development plan for the NEV industry (2021-2035) was launched in November 2020, aiming to promote full electrification of vehicles for public use, pilot applications for commercial fuel cell vehicles, and the establishment of a hydrogen fuel supply system. In the United States, the Internal Revenue Service (the “IRS”) provides tax credits for businesses that purchase commercial NEVs. These favorable policies are driving the adoption and penetration of commercial NEVs. According to an independent industry report from Frost & Sullivan, a third-party research firm commissioned by Scage International (the “F&S Report), the size of China’s heavy-duty commercial NEV market, in terms of vehicle sales volume, increased from 0.9 thousand units in 2018 to 25.4 thousand units in 2022 at a CAGR of 127.9%, and was expected to reach 275.6 thousand units in 2027, representing a CAGR of 65.9% from 2023 to 2027. The size of the global heavy-duty commercial NEV market, in terms of vehicle sales volume, increased from 1.0 thousand units in 2018 to 27.3 thousand units in 2022 at a CAGR of 131.3%, and was expected to reach 332.0 thousand units in 2027, representing a CAGR of 69.8% from 2023 to 2027, according to the same source.

Corresponding to the growth of the heavy-duty commercial NEV market, the integrated intelligent commercial NEV solutions market is also expected to experience substantial growth. Integrated intelligent commercial NEV solutions create a comprehensive ecosystem that encompasses all stages of the commercial NEV industry value chain. The solutions seamlessly integrate vehicle design, technology development, manufacturing, sales, after-sales services, and financial support to promote the widespread adoption of commercial NEVs. Integrated intelligent commercial NEV solutions are tailored to different downstream application scenarios, providing customized technical support and services to meet customers’ diverse requirements in terms of economy, safety, and performance.

Competitive Strengths

Pioneering and leading zero-emission solution provider with global strategies, well positioned to capture the enormous market opportunities

We are a pioneering and leading zero-emission solution provider in China, focusing on the development and commercialization of heavy-duty NEV trucks and e-fuel solutions. We have participated in the design, production and testing of several NEV trucks, covering application scenarios for logistics, mining and port transportation. Galaxy II truck that we collaborated in developing is one of the earliest hybrid heavy-duty NEV trucks to be commercialized in China. Our e-fuel product line is complemented by our methanol-fueled hybrid model and natural gas-fueled hybrid model, both of which are advancing to the testing stage. Additionally, we are actively developing our zero-emission, hydrogen-fueled hybrid model.

Our business philosophy revolves around utilizing renewable energy-derived, low-carbon and zero-carbon fuels as the primary energy source for heavy-duty commercial vehicles. As such, we offer e-fuel products and solutions to the global transportation industry. We are devoted to developing e-fuel solutions utilizing green electricity generated from wind and solar sources, green hydrogen produced through water electrolysis powered by renewable energy, and high-energy-density derivatives like methanol and ammonia synthesized from green hydrogen. Adhering to our business philosophy, we have curated a product portfolio comprising all-electric, diesel-electricity hybrid, including range extenders, and electricity-hydrogen hybrid trucks.

Moreover, we have seized the overseas demand for heavy-duty commercial vehicles. We have conducted business development activities in Southeast Asia, the United States, the Middle East, Mongolia and Mexico to gather overseas market intelligence and access overseas customers, and we may establish semi-knocked down or completely knocked down facilities overseas.

Leveraging our diverse product portfolio, low-carbon and e-fuel-centered business strategy and our global vision, we believe we are well-positioned to capture the enormous market opportunities in China’s heavy-duty commercial NEV market. The market size, in terms of vehicle sales volume, increased from 0.9 thousand units in 2018 to 25.4 thousand units in 2022 at a CAGR of 127.9%, and is expected to reach 275.6 thousand units in 2027, representing a CAGR of 65.9% from 2023 to 2027.

Comprehensive vehicle portfolio addressing diverse commercial transportation needs

We provide technology-empowered NEV trucks to address the diverse commercial transportation needs of our global customers. Our current vehicle offerings include Dragon King, a plug-in hybrid dump truck, primarily designed for mining and other heavy-duty loading and offloading uses, Galaxy II, a plug-in hybrid truck, primarily designed for long-distance road transportation and logistics services, Q-truck, an autonomous tractor trailer, that can be widely used in smart transportation scenarios, Andromeda, an all-electric semi-tractor truck, primarily designed for road and port transportation, Andromeda+, a hydrogen-electric hybrid semi-tractor truck, primarily designed for long-distance road and port transportation, and Sky Turtle, an unmanned, plug-in hybrid dump truck, primarily designed for off-road, mining uses.  We also offer two farm tractor models, EV-2604—Unmanned Farm Tractor and EV-2604—Electric Farm Tractor. We have also made achievements in developing all-electric port tractors, long-endurance hybrid power tractors, and wide-body, high-power hybrid mining vehicles, represented by our Andromeda, Andromeda+ and Sky Turtle models, respectively.

We have made substantial improvements over time to better align with customer needs. We guide and assist customers in establishing energy supply stations, including advanced solar-storage supercharging networks and self-sufficient hydrogen supply stations. Our industry reputation, backed by our high-quality product and service offerings, has attracted a great number of domestic and international customers for business cooperation.

Proprietary technologies underpinned by strong R&D capabilities and collaborations

We believe our R&D capabilities form the cornerstone of our competitiveness and long-term growth. We boast a robust research and development team with extensive experience. As of June 30, 2025, we had 39 full-time R&D staff, accounting for 39.4% of our total workforce. Such low adoption rate is mainly due to the absence of suitable products and energy supply systems, as traditional heavy-duty truck manufacturers lack the research and development capabilities for heavy-duty NEV systems.

We have independently developed our electric control and steering system, IDHP system and SOEC hydrogen production technology to address this issue. Specifically, centering on truck chassis, the IDHP system integrates multi-motors, automatic transmission and electric control and exhibits remarkable reliability and scalability. This allows us to flexibly configure truck chassis structures and enable product diversification. The modularized IDHP system demonstrates high energy efficiency and large power capacity, which increases our vehicles’ load capacity. It is also small in size and convenient for installation. Our hybrid power system is further integrated with an electric propulsion system that saves chassis space for battery placement, or a hydrogen supply system without compromising the vehicle’s aerodynamic structure.

We incorporate advanced algorithms to precisely allocate power to each wheel, reducing energy loss, enhancing road adaptability, increasing range, and lowering operating costs for trucks. We retain the essential functions of our trucks while eliminating redundant designs and significantly enhancing their intelligence to support future upgrades from Level 2 to Level 4 autonomation. We have also developed an advanced SOEC as our energy supply solution, which enables efficient electrochemical conversion and offers convenient and low-cost low-carbon and zero-carbon e-fuels. We have strengthened technological innovation in vehicle integration and developed our NEV and plug-in hybrid models, fuel cell models, power battery and management system, drive motors and power electronics and network connectivity technologies, so as to curate our product portfolio and service system.

Full industry supply chain coverage and established customer service capabilities

Our supply chain capability is prominent, with most partners being well-known global players in the automotive industry, such as CATL, Bosch and Wabco. Building upon this, we have established a professional after-sales service system for heavy-duty NEV trucks based on a comprehensive service network, providing end-to-end services from components to vehicles to logistics. Such end-to-end service capability is crucial in road transportation, safeguarding an uninterrupted process for material transportation, and is a core competency evaluated by customers.

We focus on maintaining solid cooperative relationships with upstream suppliers and establishing strategic partnerships with key suppliers, ensuring stable access to critical product and service supplies while maintaining rigorous quality control measures. In particular, we have established strategic collaboration with multiple vehicle manufacturers, including C&C Trucks Co., Ltd., to ensure stable truck manufacturing and delivery capability.

Visionary and seasoned founders and senior management

We have benefited from the leadership of an entrepreneurial and seasoned management team. Their strategic foresight, in-depth industry knowledge, extensive managerial experience and commitment underpin our current accomplishment and future growth potential. Mr. Chao Gao, our founder and chief executive officer, is an experienced veteran in the automotive industry and has a deep and innovative understanding of e-fuel and e-fuel-powered vehicles, and has risk managerial experience from prior critical roles in various automotive-related industries, which provides insightful guidance on our operations. Mr. Yuanchi Guo, our co-founder, has seven years of experience in automotive industry investment management and supply chain integration. Mr. Ziqian Guan, our co-founder, has more than 10 years of experience in supply chain management, complemented by his proficiency in enterprise operation and management. The entrepreneurship of our senior management has fueled our product and technology innovation, leading to the successful development of various products and solutions. We are confident that our management team will continue to lead us to innovate, excel and succeed in our industry.

Growth Strategies

Capitalize on increasing governmental support and customer demand for zero-emission vehicles

Under China’s double carbon policy, we have witnessed a surge in demand for low-carbon transportation from the mining industry. According to the F&S Report, decarbonization has been incorporated into the industry standard for mining. Given the substantial cost involved in achieving decarbonization, our long-endurance heavy-duty NEV truck stands out as one of the best solutions to address these demands, according to the F&S Report. In addition to China, our products are also used in Europe, Southeast Asia, and the Middle East, among other regions. Local demand for decarbonization and intelligent driving has emerged as a key growth driver for us. Going forward, we plan to leverage increasing governmental and industry support for zero-emission vehicles and technologies to promote our NEV trucks. Additionally, we will continue to innovate hybrid-powered models that are compatible with assisted, fleet and autonomous driving technologies to meet evolving customer demands.

Further R&D investment and build production capacity with a focus on high-growth vehicle models

We plan to focus our R&D efforts on vehicle models and application scenarios with high market acceptance and growth potential. These include long-haul heavy freight transport, less-than-truckload transport, cold chain transport, port operations, large-scale industrial logistics, and specialty vehicles.

In order to reduce our operating costs in the long term, we plan to establish a manufacturing facility with a capacity of 50,000 units by 2026. Unlike traditional automakers who concentrate on conventional manufacturing techniques of stamping, welding, painting and assembly, we will steer our focus on producing whole vehicles that we collaborated in developing and high-value key components. We anticipate that this production capacity expansion plan will raise our profit margins by 8% to 15%, distinguishing us from our industry peers.

Enhance customer acquisition and accelerate the commercialization of our vehicles

We intend to enhance customer acquisition and accelerate the commercialization of our vehicles by deepening engagement with industry-leading corporate customers and providing tailored services. We plan to routinely communicate with industry customers to stay informed of their evolving business needs and develop vehicle models and features accordingly. Leveraging our hydrogen production capability, we also plan to assist our customers with energy supply and customize energy solutions for our customers. We intend to construct 60 hydrogen refueling and electricity charging stations by 2027 and 400 hydrogen refueling and electricity charging stations by 2030, with an estimated investment amount of RMB7 million to RMB10 million per hydrogen refueling station and RMB2 million per electricity charging station. We believe such tailored product and service offerings will increase customer stickiness and expand our existing customer base.

In addition, we plan to expand to broader regions across China to reach new prospective customers, by opening direct stores and developing more sales partners to serve as on-the-ground outposts for customer outreach. We plan to establish more than 300 direct stores and outposts by 2027, with an estimated investment amount of RMB5 million per location. We also plan to establish experience stores and service centers in domestic and overseas logistics centers and co-build sales and service platforms with our dealers. We expect to establish five to 10 experience stores and service centers in China, Mongolia and Saudi Arabia, with an estimated investment amount of RMB30 million to RMB80 million. We plan to establish 200 experience stores and service centers worldwide by 2027. Moreover, we will provide professional one-on-one after-sales support to our major customers to ensure the optimal customer experience.

Expand our global footprint

We intend to strategically build and expand our presence in international markets, specifically the Middle East and Southeast Asia. To this end, we intend to provide products and services tailored to regional demands, including specialized energy refueling solutions and financing services. We will accelerate the process of obtaining relevant certificates and approvals in each country we target. We will also develop collaborations with overseas partners to facilitate sales and services and deploy local sales teams in the localities we enter. Our goal is to expand our sales channels to Southeast Asia, Central Asia, Europe and North America within the next few years.

Selectively pursue cooperation, investment and acquisition opportunities

We intend to selectively pursue strategic alliance, investment and acquisition opportunities across the value chain of China’s heavy-duty NEV market to create synergies with our existing business. We will also evaluate and execute alliance, investment and acquisition opportunities that will complement and scale up our business, enhance our brand awareness, enrich our product and service matrix, expand our customer base, optimize our profitability, and add new capabilities to our business. Specifically, we will consider investing in or acquiring companies specializing in the development of core vehicle components and technologies, such as motor controllers, flatwire motors, axial flux motors and intelligent driving algorithms. In addition, we may pursue acquisition and joint venture opportunities to improve our automotive manufacturing capabilities and obtain requisite qualifications. Moreover, we may invest in global e-fuel supply facilities to build a closed-loop, zero-carbon ecosystem for our customers.

Our Vehicles

We design, develop and sell heavy-duty commercial NEVs in China. Our product portfolio comprises all-electric, plug-in hybrid and hydrogen-powered fuel cell trucks, with a GVW (the total weight of a vehicle when fully loaded) ranging from 42 to 120 tonnes, which are widely used in the mining, road transportation and port transportation industries.

Q-truck—Autonomous Tractor Trailer

In November 2023, we launched Q-truck, our autonomous tractor trailer customized for certain customer. Q-truck is designed for use in smart transportation scenarios, such as ports, airports and industrial parks, and is compatible with large mobile robots. With a GVW of 75.0 tonnes, Q-truck features a modular design with a high-rigidity, lightweight unibody front end that is made with all-aluminum alloy, an LED warning screen, and human-machine interaction devices.

For enhanced safety, we apply redundancy design for the steering and braking systems, which, combined with the diesel-electricity integrated emergency stop design, ensures vehicle safety in emergency situations. Through an extreme precise positioning (EDP) system comprising laser detection and ranging systems, camera and fusion positioning devices and technologies, Q-truck is capable of precise in-field positioning and control with a guaranteed accuracy of up to 30 millimeters. Test results indicate that Q-truck has an accuracy rate of over 97% for one-time stops and 100% for interactive operations, greatly improving operational efficiency.

Q-truck also features a vehicle-electricity separation design and is equipped with a high-capacity battery pack and an efficient electric drive axle drive system. It enables fully unmanned power changeover and replenishment within five minutes or fast charging in 1.5 hours. Its speed settings are configurable for various operational scenarios, ensuring adaptability for diverse working conditions. The following table sets forth the key parameters of Q-truck.

Length/Width/Height (mm)	6,045/2,590/3,250
Vehicle weight (kg)	8,320
Maximum loaded weight (kg)	66,680
Battery capacity (kWh)	210
Maximum speed (km/h)	35
Electric drive power (kW)	150 (continuous)/300 (peak)

Galaxy II—Plug-in hybrid truck

Galaxy II, launched in 2022, is one of the earliest hybrid heavy-duty NEV trucks in China to enter production and operation, according to the F&S report. With a GVW of 48.9 tonnes, Galaxy II is primarily designed for the long-distance road transportation and logistics service industry. Galaxy II has a driving range of 2,000 km, which aims to solve the issue of short range typically associated with NEV trucks. Galaxy II is powered by multiple power sources and ensures high transmission efficiency and uninterrupted gear shifting, accelerating from zero to 80 kilometers per hour in less than 60 seconds.

Galaxy II features regenerative braking and descent mode power recovery. It optimizes engine efficiency through idle stop control and torque distribution, which helps extend the vehicle’s driving range, reduce emission and save transportation costs, suitable for long-haul trucking. Additionally, Galaxy II integrates the electric drive system, including the motor, transmission gearbox, motor controller and symmetrical parallel axle, in a compact structure. This design saves space and reduces vehicle weight, and is conducive to energy saving.

Galaxy II incorporates various smart technologies, including lane assistance, forward collision warning, an anti-locking braking system, a stability control system and an anti-fatigue warning, to enhance safe driving. The following table sets forth the key parameters of Galaxy II.

Length/Width/Height (mm)	7,350/2,550/3,995
Vehicle weight (kg)	10,200
Maximum loaded weight (kg)	38,670
Battery capacity (kWh)	100.9
Maximum speed (km/h)	88
Motor power (kW)	280
Electric drive power (kW)	210 (continuous)/410 (peak)

Dragon King—Plug-in hybrid dump truck

We launched Dragon King, our plug-in hybrid dump truck, in 2021. With a GVW of 95.0 tonnes, Dragon King is primarily designed for short- and medium-distance transportation, particularly for heavy-duty loading and offloading tasks in mining and other industries. Dragon King is powered by a hybrid of diesel and electricity with a maximum engine power of 900 horsepower, which equips it with stronger ascending and acceleration capabilities.

Dragon King utilizes idle stop control, electric drive system power compensation and torque distribution technologies to optimize engine efficiency and adopts regenerative braking technology to recover power during braking and descending. This innovative feature extends the vehicle’s driving range and reduces operation costs. Dragon King also adopts automatic gearing transmission and makes the driving experience more convenient. According to a third-party test report, the average diesel consumption of Dragon King is 25% less than certain similar-sized, diesel-fueled off-load trucks.

The electric battery of Dragon King is water-cooled and features a smart battery heat management system, ensuring the vehicle’s optimal functionality in severe weather conditions. The following table sets forth the key parameters of Dragon King.

Length/Width/Height (mm)	9,160/3,730/4,240
Vehicle weight (kg)	34,000
Maximum loaded weight (kg)	61,000
Battery capacity (kWh)	100.9
Maximum speed (km/h)	39
Motor power (kW)	280
Electric drive power (kW)	210 (continuous)/410 (peak)

EV-2604 —Unmanned Farm Tractor

Our EV-2604 unmanned farmer tractor was born in July 2025. It is our first unmanned farm tractor. Large-scale plowing and subsoiling operations demand advanced tractors characterized by intelligence, informatization, and versatility. These characteristics are primarily embodied in electronic control technology, hydraulic systems, sensors, and control strategies.

EV-2604 unmanned farmer tractor features a rational overall layout with supporting simultaneous charging with four guns which enables it to completing the charging process within 30 minutes, largely enhances production efficiency. EV-2604 unmanned farmer tractor incorporates an entire unmanned driving solution, including automatic gear shifting, steer-by-wire, and brake-by-wire systems. With a 50% power reserve, the tractor presents excellent extrication capability. The drive system is expected to achieve a peak efficiency of 96.5%, ensuring that 90% of its operating conditions fall within the motor’s high-efficiency zone.

Length/Width/Height (mm)	5080/2470/3120
Rated Traction Force (Nm)	70
Charging time (min）	25
Battery capacity (kWh)	436
Operating Time (h)	4
Rated Power (kW)	200

EV-2604—Electric Farm Tractor

EV-2604 electric farm tractor is engineered for heavy-duty operations on large-scale farms, including plowing, harrowing, and combined tillage. We believe it is particularly suited for extensive plowing and subsoiling tasks, and is capable of land leveling and comprehensive soil preparation, ensuring an even seedbed and providing an optimal foundation for subsequent planting.

The tractor is equipped with a 200kW permanent magnet synchronous motor that delivers a maximum torque of 3,800 N·m instantly at 0 rpm. This effectively resolves the issue of insufficient low-speed torque common in diesel engines, making it exceptionally capable in scenarios like heavy-load start-ups and slope climbing.

The electric drive system achieves a comprehensive efficiency of ≥80%, far surpassing the 35-40% overall efficiency of traditional diesel tractors. This high efficiency translates to energy costs that are approximately one-third of those for diesel-powered equipment performing the same workload. On a single charge, the tractor can operate over a range of up to 450 kilometers.

Featuring 2C fast-charging technology, the tractor can recharge from 20% to 85% battery capacity in just 20 minutes—a 100% improvement in charging efficiency compared to conventional 1C charging. This brief charging period provides 3-4 hours of continuous operation. Cumulatively, with about 100 minutes of charging per day, the tractor can achieve up to 20 hours of fieldwork. The 2C battery cells support sustained high-power output, meeting the demands of intensive operations like deep plowing and heavy-load tasks.

Length/Width/Height (mm)	6,000/2,470/3,320
Vehicle weight (kg)	8800
Battery capacity (kWh)	238.4
Maximum speed (km/h)	31.6
Charging time (h)	2 on average
Electric drive power (kW)	200 (continuous)/360 (peak)

Andromeda—All-electric semi-tractor truck

Andromeda is a customized all-electric heavy-duty semi-tractor truck born in 2025. With a GVW of 80.0 tonnes, Andromeda is primarily designed for road and port transportation. It boasts high mechanical performance with a peak motor power of 300kW and a reinforced vehicle body, allowing for a maximum load capacity of 71.4 tonnes. Andromeda is powered by a rechargeable and replaceable electric battery with a battery capacity of 600 kWh and adopts a highly efficient drive system of a four-in-one symmetrical electric drive axle with a maximum engine power of 408 horsepower, enabling a driving range of over 450 kilometers. The following table sets forth the key parameters of Andromeda.

Length/Width/Height (mm)	6,760/2,500/3,930
Vehicle weight (kg)	8,640
Maximum loaded weight (kg)	71,360
Battery capacity (kWh)	600
Maximum speed (km/h)	110
Electric drive power (kW)	150 (continuous)/300 (peak)

We equip Andromeda with top-in-class safety features to ensure driver safety. Andromeda features a cage body, with 47% of the cabin constructed from high-strength steel, which enables Andromeda to satisfy the requirements of the truck cabin integrity test under Regulation No. 29 of the United Nations Economic Commission for Europe. In addition, the entire vehicle is controlled through a controller area network which simplifies the wiring and electrical system structures. This implementation improves the durability and reliability of the system. The battery system deployed at the bottom of the vehicle body adopts a protective design, improving battery safety upon collision. Furthermore, we have incorporated full-map monitoring and the G7-007 intelligent vehicle management system into Andromeda. The system effectuates real-time risk monitoring, achieves anti-fatigue, anti-collision, anti-rollover and real-time data collection functions, and provides instant feedback on vehicle operation, safety, electricity consumption and driver conditions, enabling efficient vehicle and fleet management.

Andromeda is equipped with downhill descent control and regenerative braking technology, making it easy and convenient for drivers to operate the vehicles. Andromeda also offers a range of smart and comfortable in-cabin features, such as an LED screen, air conditioner, audio and video entertainment devices and large storage space, to improve the overall driving experience for customers. We believe Andromeda will feature a great combination of competitive pricing, impressive mechanical performance, a robust safety profile and user-friendly operation.

Andromeda+ – Hydrogen-electric hybrid semi-tractor truck

We have finalized the development and prototyping of Andromeda+, a hydrogen-electric hybrid semi-tractor truck and the model is open for order in 2025. With a GVW of 42.0 tonnes, Andromeda+ is primarily designed for long-distance road and port transportation. The truck utilizes high-power fuel cell to convert hydrogen into electricity, which then powers the electric motors that propel the wheels. To improve hydrogen conversion efficiency, we have developed a more efficient hydrogen-based chassis system. In addition to reasonably allocating engine power and improving transmission efficiency, it offers customers an optional hydrogen storage system, with a total hydrogen storage capacity exceeding 25 kilograms. In addition, we equip Andromeda+ with an electricity charging feature and high-power cell with an average charging time of less than 15 minutes, allowing drivers to conveniently recharge their vehicles. The truck also incorporates various smart technologies, such as intelligent vehicle management strategy, intelligent vehicle heat management system, lane departure warning, forward collision warning, distance monitoring and warning systems and anti-fatigue warning. The following table sets forth the key parameters of Andromeda+.

Length/Width/Height (mm)	6,760/2,550/3,130
Vehicle weight (kg)	8,500
Maximum loaded weight (kg)	33,500
Battery capacity (kWh)	100
System hydrogen storage volume (L)	5*210/5*215
Maximum speed (km/h)	110
Motor power (kW)	150 (continuous)/300 (peak)

Moreover, we plan to launch Andromeda++ by 2025, which, as an advanced version of Andromeda+, will feature a hydrogen system with lower operating costs and a longer lifespan. The overall cost is expected to be reduced by more than 30% compared to previous models.

Sky Turtle—Unmanned, plug-in hybrid dump truck

Sky Turtle, our unmanned, plug-in hybrid dump truck, is open for order in 2025. With a GVW of 120.0 tonnes, Sky Turtle is primarily designed for off-road, mining uses. Sky Turtle, with a maximum engine power of more than 1,000 horsepower, shares similar hardware configurations and power systems with our Dragon King. In addition, Sky Turtle can operate in various driving modes, including all-electric, diesel-powered, hybrid mode and rear axle disconnection, and enables power recovery during braking and descending. This flexibility allows for optimal performance based on specific requirements. Compared to same-sized diesel-fueled models, Sky Turtle enables more energy cost savings. Moreover, the truck incorporates fully-autonomous driving technology and features a cableless design, and a variety of commands based on vehicle usage and algorithms can be sent to the chassis system for overall vehicle control and operation, making it ideal for unmanned fleet operations. The following table sets forth the key parameters of Sky Turtle.

Length/Width/Height (mm)	9,100/3,700/3,850
Vehicle weight (kg)	34,500
Maximum loaded weight (kg)	85,500
Battery capacity (kWh)	52
Maximum speed (km/h)	45
Motor power (kW)	286

Vehicle Deliveries

We currently have three vehicle models under mass production, namely our Galaxy II, Dragon King and Q-truck. We currently have three vehicle models open for order, namely our Andromeda, Andromeda+ and Sky Turtle. As of June 30, 2025, we had received 103 and three customer orders for our Q-truck and Galaxy II, respectively. Under these customer orders, unless we fail to deliver our trucks within the specified timeframe, our customers cannot unilaterally cancel such orders without cause. We commenced deliveries for customer orders in September 2022. We had delivered 103 Q-truck and three Galaxy II models pursuant to customer orders as of June 30, 2025. The relevant customers are entitled to cancel their orders if we fail to deliver vehicles within 30 days from the delivery date specified in their orders. As of the date of this annual report, we have not experienced seasonality in our business operations.

Vehicle Parts and Components

In addition to vehicle design and development, we develop key vehicle parts and components for our vehicles, including flat wire motors, two-speed gearboxes, motor controllers, integrated vehicle controllers, electric drive axles, P2 hybrid systems, and other core components for new energy vehicles.

Our Technologies

We are committed to developing our core technologies in-house. We believe our core technology competencies, including our vehicle control system, electronic steering system, intelligently distributed hybrid power (“IDHP”) system and SOEC hydrogen production technology, set us apart from our competitors.

Vehicle control system

We have developed our proprietary vehicle control system to centrally manage vehicle motoring and telematics control units.

Our vehicle control system offers reliable control of the power transmission system. By capturing the driver’s intentions during vehicle startup and progression, it uses intelligent algorithms to translate these intentions into speed and torque requirements. This matches the output of multiple power sources on the vehicle, ensuring each power source operates in its optimal range, thereby optimizing the vehicle’s energy consumption.

Furthermore, our vehicle control system can detect safety issues in real-time, promptly alerting the driver to ensure safe operation and taking measures to restrict the vehicle’s actions to prevent further damage. The vehicle control system also has remote terminal capabilities, allowing technicians to diagnose and repair vehicle malfunctions remotely through the control system.

Electronic steering system

We have developed in-house software and hardware for our electronic steering system, which utilizes hydraulic pressure to complete the steering action. Our electronic steering system consists of a steering motor, pressure sensor, angle sensor, wire control system and autonomous driving control unit (“ADCU”). Specifically, after receiving signals from the pressure and angle sensors, the ADCU controller processes the information and sends out steering angle and rate demands to the steering control unit, which then adjusts the vehicle’s driving accordingly.

Our electronic steering system uses an electric system to perform vehicle functions traditionally achieved by mechanical linkages, such as braking and steering. Based on the traditional anti-lock braking system, electronic stability control system and electronic braking system, we have customized software and algorithms for electronic steering and braking systems, to support hybrid power systems. Vehicles that we collaborated in developing are equipped with electronic steering and braking systems, which incorporate sensors, ultrasonic radars, high-definition cameras and millimeter-wave radars to detect road conditions in real time and plan driving actions accordingly.

IDHP system

In order to facilitate the transition towards cleaner and more efficient vehicles, we integrate three motor power solutions into our vehicle designs, including internal combustion engines or hydrogen fuel cell stacks, P2 hybrid system, and rear electric axles.

In our P2 hybrid system, the drive motor is connected between the transmission and the internal combustion engine or the hydrogen fuel cell stack. The P2 hybrid system increases energy recuperation potential and provides additional hybrid functions, such as electric creeping and driving, as well as recuperation during every coasting event. The rear electric drive axle supports the vehicle’s acceleration performance and compensates for insufficient motor power during uphill climbs. Typically, the middle axle and rear axle each have an independent power control unit. With our electronic differential control technology, we ensure the synchronization of speeds between the two axles, preventing power interruption during gear shifts.

Each power source has its unique energy characteristics that correspond to different control solutions. Our IDHP system enables centralized management of different power sources, allowing for real-time computation and optimization of the power combination. Additionally, it permits individual management of different power sources in hybrid vehicles. This flexibility ensures that each power source can supplement and serve as a backup in case of mechanical failures, enhancing the safety of the vehicle.

SOEC hydrogen production technology

Led by Mr. Onuma Yoshio, we have developed our SOEC hydrogen production technology to complement and support the further commercialization of our hydrogen-powered fuel cell vehicles. The SOEC technology can use renewable energy sources (such as wind, hydro, and solar energy) that were previously underutilized or difficult to stably integrate into the grid to electrolyze water vapor and produce oxygen and hydrogen. These clean energy sources have the advantage of being carbon emission-free throughout the whole process. Particularly, our SOEC hydrogen production technology utilizes a solid oxide electrolyte made of ceramic materials to achieve the electrolysis of water and produce hydrogen, without using precious metals. The major advantages of our SOEC hydrogen production technology include the following:

●	a modular design, allowing for flexible specifications based on the size of the power source;

●	a solid-state structure, enhancing electrode performance by increasing the length of the triple-phase boundary through optimized electrode structures;

●	a relatively high reaction temperature, where the electrochemical activity of reactants far exceeds that at room temperature, favoring water decomposition, accelerating reaction rates, reducing energy loss, and improving electrolysis efficiency; and

●	products from water vapor electrolysis are O2 and H2, which can be used directly as clean energy, making it environmentally friendly.

Compared with SOEC hydrogen production technology based on yttria-stabilized zirconia materials, our technology has a more efficient hydrogen production system, resulting in a longer usage cycle and reduced production costs.

Our Services

We strive to offer our customers a comprehensive suite of convenient services to meet their diverse needs. Our services are easily accessible through various channels, including our mobile application, offline service stations, website and hotlines.

We provide vehicle service and maintenance to our customers through our dedicated in-house after-service team. Our after-sales service team promptly responds to customer demands with on-site maintenance services to maximize vehicle uptime and minimize operational disruptions. As of June 30, 2025, in collaboration with our vehicle manufacturers, we had an offline service network consisting of more than 400 service stations across China that provide uninterrupted services to our customers.

We also offer customers vehicle components for replacement. Our modular vehicle design approach maximizes component utility and promotes the use of common parts across different vehicle models. This strategy reduces complexities associated with component sales and procurement logistics. In addition, we provide risk mitigation products, such as basic extended warranty and motor system warranty. Our warranty policy is usually limited to defects or failures of products that do not meet product specifications or agreed-upon quality standards. In the event of product failure, our technicians will diagnose, identify and resolve the issues promptly. As of the date of this annual report, there have been no product recalls or returns, product liability claims, or customer complaints that materially and adversely affected our business.

We also provide vehicle modification services for NEVs according to customers’ requirements.

Furthermore, we intend to collaborate with financial institutions and establish a financing lease platform to provide convenient and accessible financial services for our customers.

Our Business Initiatives

We are committed to developing and commercializing heavy-duty commercial NEVs and bringing about autonomous and zero-emission transportation. As such, we will continue to develop vehicle models utilizing autonomous driving technology and operating on renewable and clean energy sources. See “—Our Vehicles—Future Models” for details. Moreover, we plan to further develop our hydrogen production technology, establish hydrogen fueling stations and promote zero-carbon fleet transportation.

Hydrogen fueling stations

We plan to develop fueling and charging stations in China to support purchasers of our hydrogen-powered fuel cell vehicles and to gain a first-mover advantage in the emerging field of next-generation fueling infrastructure. We plan to produce hydrogen on-site at each station through the process of electrolysis, utilizing our advanced SOEC hydrogen production technology. See “—Our Technologies—SOEC Hydrogen Production Technology.”

Zero-carbon fleet transportation

Leveraging our proprietary vehicle control technology and electronic steering technology, we intend to promote zero-carbon fleet transportation among our customers to improve their transport efficiency. See “—Our Technologies—Vehicle control system” and “—Our Technologies—Electronic steering system.”

Under the fleet transportation model, our NEV trucks are equipped with automated intermodal networks. They operate in coordinated platoons, maintaining a close fleet formation with minimal safety distance between adjacent vehicles to prevent other vehicles from mistakenly entering the convoy. Each fleet is responsible for deliveries in a designated area. The lead truck uses vehicle-to-everything technology to transmit data, informing all other vehicles in the fleet to follow its driving actions. These other vehicles automatically align, creating a synchronized and efficient convoy.

This mode brings various benefits to our customers. The following vehicles in the fleet are autonomous, saving on driver costs. In addition, by eliminating the driver’s cabin and adopting a skateboard chassis, the following vehicles are equipped with increased cargo spaces, enhancing transportation efficiency. Moreover, it reduces fuel consumption and operating costs by optimizing the fleet’s performance and minimizing unnecessary movement. Furthermore, it significantly enhances road safety by reducing the risk of accidents due to the close coordination and communication among the vehicles in the fleet.

Research and Development

We have a dedicated team of in-house research and development personnel located in Beijing, Shanghai and Nanjing, covering the entire product development process from initial conception to final completion. As of June 30, 2025, we had 39 full-time R&D staff, accounting for 39.4% of our total workforce. Our core technical team consists of experts with extensive technical expertise in various areas, including vehicle body design, interior and exterior development, chassis engineering, electrical engineering, embedded systems, and vehicle integration. The members of our R&D team have an average industry experience of approximately 15 years in related fields, such as the research, design and development of both passenger cars and commercial vehicles. Many of our team members have previously worked for renowned global automakers, such as Volkswagen, FAW and Chery.

We have implemented a robust vehicle development process. This process encompasses comprehensive stages, including project initiation, design data freeze, engineering prototype testing, small-batch process verification, and production approval, with each stage having clearly defined objectives and deliverables.

Throughout the development process, we conduct testing and validation on individual parts, systems, and the entire vehicle. Our facility is equipped with coordinate measuring machines, durability test benches and various other measurement and testing tools. In addition, we have fostered strong collaborations with vehicle manufacturers and testing institutions, enabling us to harness their resources to thoroughly test and validate product performance and reliability.

Sales and Marketing

We adopt a customer-centric approach in our go-to-market strategy to deliver trucks along with the infrastructure and service to support our customers. Across our product portfolio, we conduct commissioned studies, market research and segmentation analysis. To ensure effective sales and marketing efforts, we also gather insights from end users to better understand their needs and preferences. To increase brand awareness, we utilize various methods, including traditional marketing channels, direct customer meetings, participation in industry events, and facility tours. We also encourage our truck users to post their user experience on social media to promote word-of-mouth marketing of trucks that we collaborated in developing. These activities help us connect with potential customers and showcase the value and capabilities of trucks that we collaborated in developing.

We primarily sell our trucks through our in-house sales and marketing team. The end users of trucks that we collaborated in developing can be categorized into different sectors, including technology companies, mining companies, logistics service providers, container transportation companies, and users of specialty vehicles, such as dump trucks. We partner with leading industrial enterprises to customize our commercial NEVs and extend the use cases of our vehicles. We also actively develop relationships with small and medium-sized enterprise customers in selected provinces to promote our vehicles in regional markets. In addition, we collaborate with technology companies to jointly develop and commercialize vehicle technologies.

Upon receiving customer orders, we initiate production and assembly through our contract manufacturers. Typically, our customers are required to pay an advance deposit ranging from RMB100,000 to RMB200,000 per vehicle when placing purchase orders, and we require customer payment prior to vehicle delivery. We generally do not extend credit for vehicle sales, except in cases of large quantity purchase orders from credit-worthy customers.

Pricing

We determine and adjust the sales prices of our products from time to time in response to market dynamics and supply and demand factors. In determining our prices, we take into account several key factors, including costs for collaborating production, the pricing of comparable products available in the market, prevailing market conditions specific to our products, and the positioning of our products within the relevant market segment.

Manufacturing, Supply Chain and Quality Control

Manufacturing

Our vehicle models are produced through collaborative contract manufacturing with third-party vehicle manufacturers. Specifically, we collaborate with Xuzhou Construction Machinery Group Co., Ltd. (“XCMG”) for the production of Dragon King, and with C&C Trucks Co., Ltd. (“C&C”) for the production of Galaxy II, Andromeda and our Q-truck models. Our contract manufacturers have superior production techniques and operate with first-class production lines for stamping, welding, painting, assembly and testing. This contract manufacturing arrangement allows us to swiftly enter the market and scale our operations with minimal capital investment at the early stage of our business. While the contract manufacturers manage the day-to-day operations of the plant, we retain effective control over the supply chain, the manufacturing process, testing, and quality control.

We implement comprehensive measures to ensure that our NEV trucks are manufactured in accordance with our standards. We have dedicated production management and quality control teams on site to monitor the manufacturing process and perform quality control procedures at key process control checkpoints.

We have entered into a strategic collaboration agreement with C&C, encompassing various areas, such as vehicle design, manufacture, sales, testing and after-sales services. We typically enter into separate vehicle manufacturing orders with C&C, which would outline the vehicle model, production volume, configuration, relevant quality standards and parameters. C&C generally assumes responsibility for the after-sales services of the vehicles and is liable for quality issues arising from manufacturing and the associated costs. We collaborate with C&C in the following areas pursuant to the strategic collaboration agreement:

●	Vehicle design, development and manufacturing. We and C&C shall collaborate on the development of NEV models, and the scope of collaboration includes joint branding, product and technology development, sample production, testing, qualification filing, certification and production, which shall be subject to further specification in subsequent collaboration agreements. Those subsequent collaboration agreements will specify the exact scope of collaboration, technical parameters, technology allocation, service standards, inspection process, communication mechanism, service fee and payment and liability for contract breaches.

●	Business development and vehicle sales. We and C&C shall assist each other in business development and market expansion. With respect to business opportunities developed by C&C for us, we shall collaborate exclusively with C&C.

●	Vehicle testing. C&C shall support the testing and validation for vehicles jointly developed by C&C and us. For our other vehicles, C&C may charge relevant service fees, if we request testing support.

●	Supply chain management. C&C shall leverage its supply chain management capability and help us in improving product quality and lowering raw material costs.

●	After-sales services. For our sales regions that C&C maintains comprehensive after-sales service system, C&C shall support us in providing after-sales services for our vehicles. For our other sales regions, C&C shall collaborate with us in improving the after-sales service system in such regions.

We have entered into purchase agreements with XCMG for the manufacture of 50 vehicle models. We pay XCMG for manufacturing and technical service fees based on the number of vehicles ordered. The agreement also prescribes the pre-agreed product quality standards for XCMG to comply with. We are responsible for the after-sales services of the products, and XCMG assumes liability for any quality issues arising from manufacturing and the associated costs.

C&C and XCMG each has an annual production capacity of up to 30,000 units and 3,000 units, respectively, and both vehicle manufacturers have reserved production capacity for the manufacture of our vehicles. In the event that we are unable to renew our contract manufacturing agreements with XCMG and/or C&C, we believe we can establish collaborations with other vehicle manufacturers possessing comparable capacity and capability to meet our vehicle production demands, and we do not expect such termination to have a material adverse impact on our operations, business or financial performance, or lead to any substantial delays in the manufacturing and delivery of our vehicles.

Manufacturing process

The manufacturing process varies among the different models and different plants. The principal steps of the manufacturing process for our vehicles include the following.

●	Key component assembly. We procure vehicle parts and assemble the vehicle control unit, the P2 hybrid system, the electric drive axles, among other components. We then deliver intermediate products to our contracted vehicle manufacturers.

●	Stamping and welding. Steel and other metal materials are stamped to form into desired shape and molding and are subsequently welded into plain vehicle body.

●	Painting. Through coating, electrophoresis, painting and baking, a corrosion-resistant, colored print layer will be formed on the vehicle body.

●	Vehicle assembly. In the vehicle assembly process, thousands of vehicle parts are assembled together in a specified order onto their respective positions in accordance with our manufacturing standards and arrange into the final product.

●	Testing. We inspect vehicle performance in the testing stage to ensure that the vehicle comply with national regulations, design standards and customer specifications. The testing processes include, among others, wheel alignment, light test, brake test, speed test, electrical function test and dynamic road test.

Our suppliers

We use various components and raw materials in our business, including batteries, axles, motors, power distribution units and battery cooling systems. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, and reliable manufacturing process. We have implemented supplier screening and quality control processes, including mold and prototype review, sample review, manufacturing process tracking and on-site visits, to ensure the quality of components sourced from our suppliers. Additionally, we conduct quarterly evaluations of our suppliers’ performance. As of June 30, 2025, the majority of our suppliers had been certified with ISO 9001, ISO 14001 and other management system certificates.

We purchase our components and materials from suppliers in China. We source from approximately 220 suppliers for approximately 2,800 components and parts for our vehicles. While we aim to diversify our component sources whenever possible, we nevertheless rely on a single source for many of the components used in our vehicles like other automobile companies.

The prices for our raw materials and components are subject to fluctuations, which can impact our business and operating results. To mitigate price risks on the procurement side, we have entered into framework and pricing agreements with our suppliers to manage price volatility.

As of the date of this annual report, we have not experienced, and do not expect to experience, (1) higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials, (2) surges or declines in consumer demand for which we are unable to adequately adjust our supply; (3) inability to supply products at competitive prices due to export restrictions, sanctions, tariffs trade barriers or political or trade tensions among countries and (4) cybersecurity attacks in our supply chain.

Quality control

We are dedicated to delivering the best-quality products and services to our customers, and we believe a well-rounded quality control system is crucial for ensuring the delivery of high-quality products and services. As such, we establish annual quality management objectives related to vehicle acceptance rate, process performance rate and user satisfaction level. We take a holistic quality control approach, starting from the early stage of product development. During this phase, product prototypes undergo rigorous testing and validation. This commitment extends throughout user servicing and logistics. We have implemented various quality control policies and procedures to maintain high standards across all aspects of our business, including, among others:

●	Software development test. In the development of vehicle control systems, we employ software development test to assess the software and hardware components. Equipped with a full set of vehicle simulation test devices, this process allows us to monitor and calculate energy consumption, hydrogen-electricity conversion and vehicle control.

●	Vehicle road test. Before delivering our vehicles, we conduct thorough tests within the production facility using low-speed dynamic testing. This evaluation assesses the basic functions and performance of the vehicles. We also conduct tests outside the production facility to simulate complex road environments.

●	Backstage diagnosis system. All our vehicles are equipped with a backstage diagnosis system, which performs certain automated diagnosis tasks and generates reports that are submitted to us.

●	Product certification. We typically engage third-party inspection institutions to verify our products, ensuring they meet safety, performance, and legal and regulatory requirements. This validation allows us to obtain permission to bring our products to market.

Furthermore, we have implemented a quality management process concerning our vehicle manufacturers. We regularly inspect and calibrate our production equipment to ensure it remains in optimal working condition. Our technical staff are stationed at the sites of our vehicle manufacturers, tracking the entire production process. We have devised a vehicle verification and acceptance checklist to evaluate the functionality, quality and safety of vehicles delivered to us.

We have obtained the ISO 9001 quality management system certification, the ISO 14001 environment management system certification and the ISO 45001 occupational health and safety management system certification, which are valid from 2025 to 2028 and subject to annual inspection and renewal upon expiration.

Data Privacy and Security

We are committed to complying with data privacy laws and protecting the security of data accessed by us during our ordinary course of business, which typically includes personal information of customer or supplier contacts, as well as equipment operation parameter data.

Subject to prior consent from the relevant party or satisfaction of other applicable legal requirements, we collect information from our customers or suppliers, as applicable, in accordance with applicable laws and regulations, to the extent needed. We undertake to manage and use customer and supplier data in accordance with applicable laws, taking all necessary measures to prevent unauthorized use, loss, or leak of such data. We do not disclose important customer or supplier data to any third party without the applicable approval, except when legally required or under specific circumstances specified in the customer’s or supplier’s consent. We strictly limit and monitor employee access to customer and supplier data. We provide data privacy training to these employees and require them to report any information security breach they discover. We believe that our data privacy and security policies and practice comply with applicable laws and align with prevalent industry standards.

Health, Safety and Environmental Matters

We are subject to laws and regulations that govern the protection of the environment and the health and safety of our employees. Certain of our operations require necessary environmental, health and safety permits, approvals from or filings with governmental authorities. We also include environmental protection-related clauses in the contract manufacturing agreements with our vehicle manufacturers.

We must also take measures for workplace safety and improve the working environment and conditions for workers during our production and operation. While certain permits, approvals or filings may be subject to expiration, revocation or modification under various circumstances, we are committed to achieving and maintaining compliance with all applicable legal requirements, including, among others, water discharge, the management and disposal of hazardous substances, environmental cleanup and the health and safety of employees.

Competition

Competition in the heavy-duty commercial NEV industry is intense and rapidly evolving. We believe the impact of new regulatory requirements for vehicle emissions, technological advances, as well as shifting customer needs and expectations are causing the industries to evolve in the direction of zero-emission solutions. We believe the primary competitive factors in our markets are:

●	the total cost of ownership;

●	product performance and uptime;

●	availability of charging or re-fueling network;

●	emissions profile;

●	vehicle quality, reliability and safety;

●	technological innovation;

●	improved vehicle operational visibility;

●	ease of autonomous capability development; and

●	service options.

We have experienced, and expect to continue to experience, intense competition from a number of companies, particularly as the commercial vehicle industry increasingly shifts towards low-emission, zero-emission or carbon-neutral solutions. Existing vehicle manufacturers of commercial diesel vehicle, such as Daimler, Ford, General Motors and Volvo, still maintain large market shares in the industry. In addition to competition from traditional diesel vehicle manufacturers, we face competition from disruptive vehicle manufacturers that are developing alternative fuel and electric commercial vehicles, such as Nikola, Arrival, Rivian, Workhorse and BYD Motors. Many of our current and potential competitors have greater financial, technical, manufacturing, marketing, and other resources than we do. As such, they may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing and support of their electric and hydrogen fuel cell truck programs. Additionally, our competitors may also have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships, and other resources than we do. We cannot provide assurances that our commercial NEVs will be among the first to market, or that competitors will not build hydrogen fueling stations that compete with our planned stations. Even if our vehicles are first to market, we cannot assure you that customers will choose our vehicles over other commercial NEVs or over commercial diesel vehicles.

Intellectual Property

As of June 30, 2025, we had registered 102 patents, 15 trademarks, 10 software copyrights and one domain name in China. In addition, we had 32 pending patent applications as of the same date.

Employees

As of June 30, 2025, we had 99 employees, all of whom were located in China. As of the date of this annual report, we have not experienced, and do not expect to experience, labor shortages that impact our business. The following table sets forth the number of our employees by function as of June 30, 2025.

Function	Number of Employees	Percentage of Total
Research and development	39	39.4%
Sales and marketing	9	9.1%
Manufacturing	17	17.2%
General and administration	34	34.3%
Total	99	100%

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

Properties

We are currently headquartered in Nanjing, Jiangsu province, China. As of June 30, 2025, we leased three properties in Nanjing and Beijing for office space and an exhibit and storage center, with an aggregate floor area of 3,900.3 square meters.

Insurance

Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in China. We do not maintain business liability or interruption insurance or key-man insurance to cover our operations in China, which, we believe, is consistent with the customary industry practice in China.

Legal Proceedings

On June 26, 2025, the Company entered into two Promissory Note Agreements with EarlyBirdCapital, Inc. (“EBC”) for an aggregate principal amount of $2,518,750, to convert overdue service fees payable to EBC into two convertible debt instruments. Under the first Promissory Note Agreement, the principal balance of $1,509,375, together with interest accruing at 8% per annum, is due and payable on June 26, 2026. Under the second Promissory Note Agreement, the principal balance of $1,009,375 is payable in two equal installments on September 26, 2025 and December 26, 2025, together with interest accruing at 8% per annum. On September 26, 2025, the first installment under the second Promissory Note Agreement became due in the amount of $504,685.50 plus interest. On October 20, 2025, the Company received a letter from EBC’s counsel stating that the failure to make payment of the first installment constituted an “Event of Default” under the second Promissory Note Agreement. As a result, the outstanding principal amount of $1,009,375 bears interest at a default rate of 15% per annum from September 26, 2025 until full repayment. The letter further stated that EBC has retained counsel to take such action as necessary to effect collection, and in the event payment is not made on or before October 31, 2025, including the commencement of legal proceedings to seek damages.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Except as otherwise disclosed herein, we are currently not a party to any material legal or administrative proceedings.

C. Organizational Structure

The following diagram depicts a simplified organizational structure of the Company as of the date of this annual report.

D. Property, Plants and Equipment

We are currently headquartered in Nanjing, Jiangsu province, China. As of June 30, 2025, we leased three properties in Nanjing and Beijing for office space and an exhibit and storage center, with an aggregate floor area of 3,900.3 square meters. We lease our premises through lease agreements with unrelated third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

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

We provide technology-empowered NEV trucks to address the diverse commercial transportation needs of our global customers. Our current vehicle offerings include Dragon King, a plug-in hybrid dump truck, primarily designed for mining and other heavy-duty loading and offloading uses, Galaxy II, a plug-in hybrid truck, primarily designed for long-distance road transportation and logistics services, Q-truck, an autonomous tractor trailer, primarily designed for long-distance road transportation and logistics services, Andromeda, an all-electric semi-tractor truck, primarily designed for road and port transportation, Andromeda+, a hydrogen-electric hybrid semi-tractor truck, primarily designed for long-distance road and port transportation, and Sky Turtle, an unmanned, plug-in hybrid dump truck, primarily designed for off-road, mining uses.  We also offer two farm tractor models, EV-2604—Unmanned Farm Tractor and EV-2604—Electric Farm Tractor. Our pipeline includes all-electric port tractors, long-endurance hybrid power tractors, and wide-body, high-power hybrid mining vehicles.

We believe that our advanced technologies allow us to develop vehicles capable of delivering optimal function in collaboration with vehicle manufacturers. We have independently developed our electric control and steering system, intelligently distributed hybrid power (“IDHP”) system and solid oxide electrolysis cell (“SOEC”) hydrogen production technology. Furthermore, we remain at forefront of the industry in the R&D (as defined below) and application of new processes and technologies. We believe our platform-based vehicle design and development system will enable us to cost-efficiently develop a wide range of vehicle models and provide customized solutions for our customers in collaboration with vehicle manufacturers.

Quality is of utmost importance to our business. We implement strict quality control in our R&D and supply chain processes. We strategically collaborate with vehicle manufacturers, including C&C Trucks Co., Ltd., to ensure stable vehicle manufacturing and delivery capability, while also closely monitoring the quality of our products.

We generate revenues primarily from sales of commercial NEVs and components. We recorded net revenues of US$11.1 million, US$6.1 million and US$0.4 million for the years ended June 30, 2025, 2024 and 2023, respectively. We recorded net loss of US$13.1 million, US$6.0 million and US$6.6 million for the years ended June 30, 2025, 2024 and 2023, respectively.

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

Specific Factors Affecting Our Results of Operations

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

Our competitiveness and continued expansion of our heavy-duty commercial NEV portfolio

Competition in the heavy-duty commercial NEV industry is intense and rapidly evolving. We believe the impact of new regulatory requirements for vehicle emissions, technological advances, as well as shifting customer needs and expectations are causing the industry to evolve in the direction of zero-emission solutions. Our ability to periodically introduce new NEV models will be an important contributor to our future growth. We have launched three NEVs, including Dragon King, Galaxy II and Q-truck, and we have also acquired some NEV and components customization orders. We have also launched two additional tractor models. We plan to continuously introduce new models to expand our product portfolio and customer base. We expect our revenue growth to be driven in part by the continued expansion of our vehicle portfolio.

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

Results of Operations

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our revenues for the years ended June 30, 2025, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Net revenues	11,122,585	100.0	6,111,141	100.0	437,970	100.0
Cost of revenues	(11,835,751)	(106.4)	(5,574,685)	(91.2)	(795,286)	(181.6)
Gross (loss)/profit	(713,166)	(6.4)	536,456	8.8	(357,316)	(81.6)

Operating expenses:
General and administrative expenses	(10,707,685)	(96.3)	(3,863,434)	(63.2)	(2,926,280)	(668.1)
Research and development expenses	(1,545,278)	(13.90)	(1,698,494)	(27.8)	(2,297,474)	(524.6)
Selling and marketing expenses	(401,840)	(3.60)	(648,301)	(10.6)	(1,138,183)	(259.9)
Impairment loss of long-lived assets	(46,185)	(0.4)	(200,841)	(3.3)	-	-
Total operating expenses	(12,700,988)	(114.2)	(6,411,070)	(104.9)	(6,361,937)	(1,452.6)
Operating loss	(13,414,154)	(120.6)	(5,874,614)	(96.1)	(6,719,253)	(1,534.2)

Other income/(loss):
Interest expense, net	(338,243)	(3.0)	(369,847)	(6.1)	(151,492)	(34.6)
Other income, net	21,588	0.2	263,685	4.3	252,536	57.7
Fair value change in derivative liability	328,581	3.0	-	-	-	-
Gain on investments	336,325	3.0	-	-	-	-
Total other income/(loss), net	348,251	3.2	(106,162)	(1.8)	101,044	23.1
Loss before income tax expense	(13,065,903)	(117.4)	(5,980,776)	(97.9)	(6,618,209)	(1,511.1)
Income tax expenses	-	-	-	-	-	-
Net loss	(13,065,903)	(117.4)	(5,980,776)	(97.9)	(6,618,209)	(1,511.1)

Key Components of Results of Operations

Net revenues

We generate revenues from (1) sales of NEVs and components, (2) provision of vehicle modification services, (3) leasing of NEVs, and (4) others. The following table sets forth a breakdown of our revenue both in absolute amount and as a percentage of our total revenues for the years presented:

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Net revenues:
Sales of NEVs and components	10,925,456	98.2	6,111,141	100.0	421,680	96.3
Provision of vehicle modification services	151,380	1.4	-	-	-	-
Leasing of NEVs	19,596	0.2	-	-	16,290	3.7
Others	26,153	0.2	-	-	-	-
Total net revenues	11,122,585	100.0	6,111,141	100.0	437,970	100.0

Cost of revenues

The following table sets forth a breakdown of our cost of revenues both in absolute amount and as a percentage of our total revenue for the years presented:

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Cost of revenues:
Sales of NEVs and components	11,776,993	105.8	5,574,685	91.2	760,874	173.7
Provision of vehicle modification services	35,052	0.3	-	-	-	-
Leasing of NEVs	6,754	0.1	-	-	34,412	7.9
Others	16,952	0.2	-	-	-	-
Total cost of revenues	11,835,751	106.4	5,574,685	91.2	795,286	181.6

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

Cost of others

Our others cost primarily includes materials, processing charges and labor costs related to additional aftersales service, which mainly related to vehicle repairs and maintenance upon customer demand.

Gross (loss)/profit and gross (loss)/profit margin

The following table sets forth the breakdown of our gross profit/(loss) and gross profit/(loss) margin by revenue streams for the years indicated.

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Gross (loss)/profit:
Sales of NEVs and components	(851,537)	(7.8)	536,456	8.8	(339,194)	(80.4)
Provision of vehicle modification services	116,328	76.8	-	-	-	-
Leasing of NEVs	12,842	65.5	-	-	(18,122)	(111.2)
Others	9,201	35.2	-	-	-	-
Total gross (loss)/profit	(713,166)	(6.4)	536,456	8.8	(357,316)	(81.6)

Operating expenses

Our operating expenses include general and administrative expenses, research and development expenses, selling and marketing expenses and impairment of long-lived assets. The following table sets forth our operating expenses, in absolute amounts and as a percentage of our total revenues for the periods indicated.

	For the years ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Operating expenses:
General and administrative expenses	10,707,685	96.3	3,863,434	63.2	2,926,280	668.1
Research and development expenses	1,545,278	13.9	1,698,494	27.8	2,297,474	524.6
Selling and marketing expenses	401,840	3.6	648,301	10.6	1,138,183	259.9
Impairment of long-lived assets	46,185	0.4	200,841	3.3	-	-
Total operating expenses	12,700,988	114.2	6,411,070	104.9	6,361,937	1,452.6

General and administrative expenses

Our general and administrative expenses mainly consist of (1) professional service fees, (2) employee compensation, (3) entertainment expense (i.e., expenses for business hospitality such as client meals and receptions), (4) provision for credit losses of financial assets, and (5) other expenses related to general and administrative personnel.

Research and development expenses

Our research and development (“R&D”) expenses mainly consist of (1) employee compensation, (2) materials and supplies expenses related to our R&D functions, and (3) depreciation and rental expenses related to our R&D functions.

Selling and marketing expenses

Our selling and marketing expenses mainly consist of (1) employee compensation, (2) marketing and advertising expenses, and (3) depreciation and other expenses related to our marketing functions.

Impairment loss of long-lived assets

If the fair value is less than the carrying amount of the long-lived assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the market approach.

Other income/(loss), net

Other income/ (loss) consists of interest expenses, net, gain on long-term investments, fair value change in derivative liability and other income, net. Interest expenses, net mainly consist of interest income and expenses, bank charges and exchange gain or loss. Gain on long-term investments mainly consists of changes in the fair value of long-term investments. Fair value change in derivative liability measures the fair value change of convertible debts. Other income, net primarily consists of government subsidy and gain from disposal of property and equipment.

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

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the years ended June 30, 2025, 2024 and 2023.

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

According to Caishui [2019] No.13, [2021] No.12, announcement of the Ministry of Finance and the State Taxation Administration, and [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, small, low profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million (US$418,784), (ii) no more than 300 employees, and (iii) total assets of no more than RMB50 million (US$6,979,731).

According to [2021] No.8, announcement of the State Taxation Administration, which became effective on January 1, 2021 and until to December 31, 2022, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$139,595) is subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2022] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB1 million (US$139,595) but no more than RMB3 million (US$418,784) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.06, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2023 and until to December 31, 2024, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$139,595) is subject to the preferential income tax rate of 5% (only 25%% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the years ended June 30, 2025, 2024 and 2023, some PRC subsidiaries are qualified small, low profit enterprises as defined, and thus are eligible for the above preferential tax rates for small, low profit enterprises.

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

Comparison for the Years ended June 30, 2025 and 2024

Net revenues

Our net revenues increased from US$6.1 million for the year ended June 30, 2024 to US$11.1 million for the year ended June 30, 2025.

Revenues from sales of NEVs and components increased from US$6.1 million for the year ended June 30, 2024 to US$10.9 million for the year ended June 30, 2025. The significant increase was primarily attributable to the increase in sales of NEV components, partially offset by the decrease in sales of NEVs. We sold 24 sets of Artificial-intelligent Robot Transportation (“ART”) components, 88 sets of NEV batteries, 6 Dragon King and 20 Q-trucks for the year ended June 30, 2025, compared with 82 Q-trucks, one Galaxy II high-end version model, and one electric tractor truck for the year ended June 30, 2024.

Revenues from provision of vehicle modification services were US$0.2 million and nil for the years ended June 30, 2025 and 2024, respectively, primarily due to vehicle modification orders received based on customers’ specific requirements for the year ended June 30, 2025.

Revenues from leasing of NEVs were US$19,596 and nil for the years ended June 30, 2025 and 2024, respectively.

Revenues from others were US$26,153 and nil for the years ended June 30, 2025 and 2024, respectively.

Cost of revenues

Our cost of revenues increased from US$5.6 million for the year ended June 30, 2024 to US$11.8 million for the year ended June 30, 2025.

Our cost of revenues related to sales of NEVs and components increased from US$5.6 million for the year ended June 30, 2024 to US$11.8 million for the year ended June 30, 2025, representing a significant increase of US$6.2 million, which was generally in line with the growth in the sales of NEVs and components.

Our cost of revenues related to provision of vehicle modification services were US$35,052 and nil for the years ended June 30, 2025 and 2024, respectively.

Our cost of revenues related to leasing of NEVs were US$6,754 and nil for the years ended June 30, 2025 and 2024, respectively.

Our other cost of revenues were US$16,952 and nil for the years ended June 30, 2025 and 2024, respectively.

Gross profit/(loss) and gross profit/(loss) margin

As a result of the foregoing, we recorded gross loss of US$0.7 million and gross profit of US$0.5 million for the years ended June 30, 2025 and 2024, respectively, representing gross loss margin of 6.4% and gross profit margin of 8.8% for the same years, respectively. The gross loss for the year ended June 30, 2025 was primarily due to (1) lower profit margin in the sales of NEV components, which accounted for the majority of sales during the year of 2025; and (2) the dismantling and low-price sale of 6 Dragon King vehicles as a result of the decline in market demand for the relevant models.

Operating expenses

Our operating expenses increased by 98.1% from US$6.4 million for the year ended June 30, 2024 to US$12.7 million for the year ended June 30, 2025, primarily due to the following reasons.

General and administrative expenses

Our general and administrative expenses increased by 177.2% from US$3.9 million for the year ended June 30, 2024 to US$10.7 million for the year ended June 30, 2025, primarily attributable to: (1) an increase of US$6.9 million in professional service fees, including advisory fees and legal fees incurred associated with the closing of the Business Combination in June 2025; and (2) an increase of US$0.2 million in employee compensation related to listing bonus; partially offset by a decrease of US$0.3 million in bad debts expenses as a result of recovery of prior years’ receivables.

Research and development expenses

Our research and development expenses decreased by 9.0% from US$1.7 million for the year ended June 30, 2024 to US$1.5 million for the year ended June 30, 2025, primarily attributable to a decrease of US$0.2 million in other expenses related to R&D function such as depreciation and amortization expenses and rental expenses due to the streamlining of associated assets related to R&D functions; partially offset by a slight increase of US$0.1 million in employee compensation.

Selling and marketing expenses

Our selling and marketing expenses decreased by 38.0% from US$0.6 million for the year ended June 30, 2024 to US$0.4 million for the year ended June 30, 2025, primarily due to a decrease of US$0.2 million in marketing expenses for brand promotion and customer relationship development as we focused more on the existing orders for the year ended June 30, 2025.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets were US$46,185 and US$0.2 million for the years ended June 30, 2025 and 2024, respectively, as we identified events and changes in circumstances that indicated the carrying amount of an asset may no longer be recoverable in the review of long-lived assets impairment, and measured impairment by comparing the carrying value of the long-lived assets to the market price.

Other income, net

We recorded total other income, net of US$0.3 million and total other expenses of US$0.1 million for the years ended June 30, 2025 and 2024, respectively.

Our other income, net decreased from US$264 thousand for the year ended June 30, 2024 to US$22 thousand for the year ended June 30, 2025, primarily attributable to the decrease of income from disposal of property and equipment and the decrease of government grants.

Our interest expenses, net mainly consist of interest income and interest expense, bank charges and exchange gain or loss. Our interest expenses, net decreased from US$0.4 million for the year ended June 30, 2024 to US$0.3 million for the year ended June 30, 2025 primarily due to a decrease in weighted average interest rates.

Our fair value change in derivative liability were US$0.3 million and nil for the years ended June 30, 2025 and 2024, respectively.

Our gain on investments, which mainly consists of changes in the fair value of long-term investments, was US$0.3 million and nil for the years ended June 30, 2025 and 2024, respectively.

Net loss

As a result of the foregoing, our net loss increased by US$7.1 million from US$6.0 million for the year ended June 30, 2024 to US$13.1 million for the year ended June 30, 2025

Comparison for the Years ended June 30, 2024 and 2023

Net revenues

Our net revenues increased significantly from US$0.4 million for the year ended June 30, 2023 to US$6.1 million for the year ended June 30, 2024.

Revenues from sales of NEVs and components increased significantly from US$0.4 million for the year ended June 30, 2023 to US$6.1 million for the year ended June 30, 2024. The significant increase was primarily attributable to bulk orders of Q-trucks from one major customer during 2023. We sold 82 Q-trucks, one Galaxy II high-end version model, and one electric tractor truck for the year ended June 30, 2024 compared with three Galaxy II models and 10 light passenger EVs for the year ended June 30, 2023.

Revenues from leasing of NEVs were nil and US$16,290 for the years ended June 30, 2024 and 2023, respectively, as such lease term of NEVs expired in February 2023.

Cost of revenues

Our cost of revenues increased significantly from US$0.80 million for the year ended June 30, 2023 to US$5.6 million for the year ended June 30, 2024.

Our cost of revenues related to sales of NEVs and components increased significantly from US$0.8 million for the year ended June 30, 2023 to US$5.6 million for the year ended June 30, 2024, which was generally in line with the growth in the sales of NEVs and components. For the year ended June 30, 2024, we achieved better cost control on the production of Q-trucks as we gained more bargaining power from supply chain for bulk purchase orders.

Our cost of revenues related to leasing of NEVs were nil and US$34,412 for the years ended June 30, 2024 and 2023, respectively.

Gross profit/(loss) and gross profit/(loss) margin

As a result of the foregoing, we recorded gross profit of US$0.5 million and gross loss of US$0.4 million for the years ended June 30, 2024 and 2023, respectively, representing gross profit margin of 8.8% and gross loss margin of 81.6% for the same years, respectively.

As mentioned in the analysis of cost of revenues, we achieved gross profit for the year ended June 30, 2024, mainly due to: (1) increase of sales and (2) better cost control on the production of Q-trucks, partially offset by the increase in the provision for inventory reserves. We expect that our gross margin will improve as the scale of economy of our business increases in accordance with the increase in our vehicle and component sales.

Operating expenses

Our operating expenses increased by 0.8% from US$6.4 million for the year ended June 30, 2023 to US$6.4 million for the year ended June 30, 2024, primarily due to the following reasons.

General and administrative expenses

Our general and administrative expenses increased by 32.0% from US$2.9 million for the year ended June 30, 2023 to US$3.9 million for the year ended June 30, 2024, primarily attributable to: (1) an increase of US$0.7 million in professional service fees, such as operation advisory fees and legal fees for listing; (2) an increase of US$0.3 million in bad debts expenses based on expected credit losses assessment; and (3) an increase of US$0.1 million in travelling and lodging expenses in business development as a result of business expansion; partially offset by a decrease of US$0.1 million in employee compensation as a result of personnel optimization.

Research and development expenses

Our research and development expenses decreased by 26.1% from US$2.3 million for the year ended June 30, 2023 to US$1.7 million for the year ended June 30, 2024, primarily attributable to: (1) a decrease of US$0.5 million in employee compensation as a result of personnel optimization; and (2) a decrease of US$0.3 million in material and testing fee for research purposes due to the decrease of vehicle models in development; partially offset by a slight increase of US$0.3 million in other expenses related to R&D function such as depreciation and amortization expenses, technical service fees and travelling and lodging expenses to enhance operation efficiency related to R&D functions.

Selling and marketing expenses

Our selling and marketing expenses decreased by 43.0% from US$1.1 million for the year ended June 30, 2023 to US$0.6 million for the year ended June 30, 2024, primarily due to: (1) a decrease of US$0.2 million in employee compensation as a result of personnel optimization; and (2) a decrease of US$0.2 million in marketing expenses for brand promotion and customer relationship development as we focused more on the bulk order of Q-trucks for the year 2024.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets were US$0.2 million and nil for the years ended June 30, 2024 and 2023, respectively, as we identified events and changes in circumstances that indicated the carrying amount of an asset may no longer be recoverable in the review of long-lived assets impairment, and measured impairment by comparing the carrying value of the long-lived assets to the market price.

Other (loss)/income, net

Our total other (loss)/income, net changed from other income, net of US$0.1 million for the year ended June 30, 2023 to other loss, net of US$0.1 million for the year ended June 30, 2024.

Our other income, net slightly increased from US$253 thousand for the year ended June 30, 2023 to US$264 thousand for the year ended June 30, 2024, primarily attributable to the increase of loss from disposal of property and equipment.

Our interest expenses, net mainly consist of interest income and interest expense, bank charges and exchange gain or loss. Our interest expenses, net increased from US$0.2 million for the year ended June 30, 2023 to US$0.4 million for the year ended June 30, 2024, primarily due to the increase in interest expenses as a result of the addition of short-term loans for the year ended June 30, 2024.

Net loss

As a result of the foregoing, our net loss decreased by 9.6% from US$6.6 million for the year ended June 30, 2023 to US$6.0 million for the year ended June 30, 2024.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand. To date, we have financed our working capital requirements from cash flow from operations, equity financings and capital contributions from our existing shareholders.

We incurred net loss of US$13.1 million, US$6.0 million and US$6.6 million in the years ended June 30, 2025, 2024 and 2023, respectively. Net cash used in operating activities was approximately US$5.9 million, US$6.2 million and US$4.9 million for the years ended June 30, 2025, 2024 and 2023, respectively. Our working capital deficit was approximately US$20.4 million and US$4.1 million as of June 30, 2025 and 2024, respectively. We had cash and restricted cash of US$0.1 million and US$2.0 million as of June 30, 2025 and 2024, respectively. The accumulated deficit amounted to US$40.2 million and US$27.3 million as of June 30, 2025 and 2024, respectively. We have incurred, and expect to continue to incur, significant costs and negative cash flows during our business expansion.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	For the Years Ended June 30,
	2025	2024	2023
Net cash used in operating activities	$(5,894,330)	$(6,223,797)	$(4,892,650)
Net cash used in investing activities	(20,687,386)	(1,596,653)	(166,170)
Net cash provided by financing activities	24,656,659	8,736,514	6,179,016
Effect of exchange rate changes	38,421	(7,679)	(128,847)
Net (decrease)/increase in cash and restricted cash	(1,886,636)	908,385	991,349
Cash and restricted cash, at beginning of year	1,984,374	1,075,989	84,640
Cash and restricted cash, at end of year	$97,738	$1,984,374	$1,075,989

Operating activities

Our net cash used in operating activities was US$5.9 million for the year ended June 30, 2025, which was primarily attributable to a net loss of US$13.1 million, as adjusted for (1) certain non-cash and non-operating items, primarily including issuance of convertible debt to settle accrued service fees of US$2.5 million, share-based compensation expense of US$1.8 million, depreciation of property and equipment of US$0.3 million, reserve for warranty costs of US$0.3 million and income recognized in fair value change in derivative liability of US$0.3 million; and (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase in prepaid expenses and other current assets of US$1.8 million and an increase in account receivables and contract assets of US$1.1 million due to the decrease of advances received from customers; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of accrued expenses and other payables of US$2.6 million mainly due to the increased professional service fees payable associated with the closing of Business Combination in June, 2025 and an increase in accounts payable of US$2.5 million.

Our net cash used in operating activities was US$6.2 million for the year ended June 30, 2024, which was primarily attributable to a net loss of US$6.0 million, as adjusted for (1) certain non-cash and non-operating items, primarily including inventory write-down of US$0.9 million, depreciation of property and equipment of US$0.5 million and provision of credit losses of US$0.3 million; and (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase in accounts receivable of US$2.0 million mainly due to the increased sales of NEVs; a decrease in contract liabilities of US$0.6 million due to the decrease of advances received from customers; a decrease in accounts payable of US$0.2 million due to timely payments for purchase of inventories; and a decrease in operating lease liabilities of US$0.2 million due to the increase of lease payments; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including a decrease in inventories of US$0.5 million due to better inventories turnover as a result of the increased sales; and an increase in amounts due to related parties of US$0.1 million due to the increased operating expenses payable to related parties.

Our net cash used in operating activities was US$4.9 million for the year ended June 30, 2023, which was primarily attributable to a net loss of US$6.6 million, as adjusted for (1) certain non-cash and non-operating items, primarily including depreciation and amortization of US$0.5 million, amortization of right-of-use asset of US$0.2 million and inventory write-down of US$0.2 million; and (2) changes in working capital that negatively affected the cash flow from operating activities, primarily including: an increase in inventories of US$1.7 million, mainly due to the increased level of inventory stock for positive forecast of upcoming sales; a decrease in lease liabilities of US$0.2 million, due to increase of lease payments; partially offset by (3) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase in accrued expenses and other current liabilities of US$1.7 million due to the increase in accrued employee payroll and welfare benefits as the result of business expansion; and an increase in contract liabilities of US$1.2 million due to the increases in the contracts signed and advances received from customers.

Investing activities

Our net cash used in investing activities was US$20.7 million for the year ended June 30, 2025, primarily due to purchase of long-term investments of US$20.0 million, loans to third parties of US$0.8 million, and collection of loans to third parties of US$0.1 million.

Our net cash used in investing activities was US$1.6 million for the year ended June 30, 2024, primarily due to an increase of loans to third parties of US$1.8 million.

Our net cash used in investing activities was US$0.2 million for the year ended June 30, 2023, primarily due to an increase of purchase of property and equipment of US$0.2 million.

Financing activities

Our net cash provided by financing activities was US$24.7 million for the year ended June 30, 2025, primarily due to (1) proceeds from Private Investment in Public Entity (“PIPE”) of US$20.0 million; (2) proceeds from short-term bank loans of US$10.3 million; and (3) loans provided by related parties of US$4.1 million; partially offset by (1) repayments of short-term bank loans of US$9.2 million; and (2) repayment of loans provided by related parties of US$2.0 million.

Our net cash provided by financing activities was US$8.7 million for the year ended June 30, 2024, primarily due to (1) proceeds from short-term bank loans of US$12.3 million; (2) contribution from redeemable non-controlling interests of US$2.8 million; (3) proceeds from issuance of convertible redeemable preferred shares, net of issuance costs of US$0.9 million; partially offset by (1) repayments of short-term bank loans of US$6.2 million; (2) payments for listing expenses of US$0.6 million and (3) repayment of loans to related parties of US$0.6 million.

Our net cash provided by financing activities was US$6.2 million for the year ended June 30, 2023, primarily due to (1) proceeds from short-term bank loans of US$2.4 million; (2) proceeds from issuance of preferred shares, net of issuance costs of US$3.7 million; and (3) loans provided by related parties of US$0.6 million; partially offset by repayments of short-term bank loans of US$0.5 million.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index as of June 30, 2025 remained relatively stable at a decrease of 0.1% compared to in the consumer price index as of June 30, 2024. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures were mainly used for the acquisition of property and equipment which consisted primarily of mold and tooling as well as research and development equipment. We recorded capital expenditures of US$13,490, US$51,292 and US$166,170 for the years ended June 30, 2025, 2024 and 2023, respectively. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. We have limited historical data on the demand for our products and services as a result of our limited operating history. Therefore, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of securities we have issued and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment due by schedule
	Less than 1 year	1 – 3 year	More than 3 years	Total
	US$
Operating leases	132,168	-	-	132,168
Bank borrowings	9,632,029	-	-	9,632,029
Loans from a related party	678,003	2,019,233	-	2,697,236

Operating lease agreements represented non-cancellable operating leases for our office space. Other than those shown above, we did not have any other significant capital commitments, purchase commitments, long-term obligations or guarantees as of June 30, 2025.

Critical Accounting Policies

The critical accounting policies and judgments that we believe to have the most significant impact on our consolidated financial statements are as described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

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

We consider an accounting estimate to be critical if: (a) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (b) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements: (1) provision for expected credit losses, (2) estimates for inventory write-downs, (3) warranty reserve and (4) impairment of long-lived assets.

Provision of allowance for expected credit losses

On July 1, 2023, we adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. We use aging schedule method in the current expected credit loss model (“CECL model”) to estimate the expected credit losses. Our estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, in combination with assessing receivable collectability on an individual basis, and applying current situation adjustment. If business or economic conditions change, estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts. We conclude that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of July 1, 2023. Reversal of provision of allowance of US$43,539 was recorded for the years ended June 30, 2025, and provision of allowance for expected credit losses of US$0.3 million and US$38,943 for financial assets were recorded for the years ended June 30, 2024 and 2023, respectively.

Estimates for inventory provisions

Inventories, primarily consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. If business or economic conditions change, estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts. Inventory write-downs of US$0.3 million, US$0.9 million and US$0.2 million were recorded for the years ended June 30, 2025, 2024 and 2023, respectively.

Valuation allowance of deferred tax assets

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized. As we estimate the allowance for deferred tax assets by considering if sufficient future taxable income will be generated to utilize the existing deferred tax assets, it can be altered if we change our forecasts of future profitability.

Warranty reserve

We provided a manufacturer’s standard warranty on all vehicles and components sold. We accrued a warranty reserve for the vehicles sold by us, which included our best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations and comprehensive loss. Warranty reserve of US$0.3 million, US$0.1 million and US$25,597 were recorded as of June 30, 2025, 2024 and 2023, respectively.

Impairment of long-lived assets

Our long-lived assets consist primarily of property and equipment, and right-of-use assets related to operating leases.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the market approach.

An undiscounted cash flow methodology requires the estimation of a wide range of factors including but not limited to: (i) forecasting future earnings and cash flows, and (ii) determining the forecast horizon that appropriately reflect the lifespan of the assets group in support of future cash generating activities. These estimations require significant judgment and include making assumptions such as sales growth rates, our ability to control costs, the successful implementation of initiatives designed to enhance sales and improve inventory management, gross profit estimates, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, working capital requirements, and current and anticipated operating conditions. The use of different assumptions or estimates for future cash flows could produce different results.

If the fair value is less than the carrying amount of the long-lived assets, we would then determine that an impairment loss should be recognized, which is the excess of carrying amount over the fair value of the long-lived assets, using the market approach to determine the fair value of the long-lived assets.

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

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure for the years ended June 30, 2025, 2024 and 2023.

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

Recently Adopted or Issued Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements. See Note 2(dd) to our consolidated financial statements as of and for the years ended June 30, 2025, 2024 and 2023, included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of our directors and executive officers is 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, China.

Name	Age	Position
Chao Gao	43	Chairman and Chief Executive Officer
Yuanchi Guo	35	Director
Ziqian Guan	37	Director
Qiuliang Peng	56	Independent Director
Kevin Chen	48	Independent Director
Calvin Kung	41	Independent Director
Yixian Wang	41	Independent Director
Xiang Jie	41	Chief Financial Officer

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

Ms. Xiang Jie has served as the chief financial officer of Scage International and Scage Future since September 2025. Ms.Xiang Jie previously served as Chief Risk Officer at Nanjing Xinghai Private Fund Management Company, a leading domestic fund management firm, from June 2023 to October 2025. From 2020 to 2023, she held the position of CFO at Jiangsu Xuhang New Economy Technology Co., Ltd. Between 2016 and 2020, she worked as Assistant General Manager at Hubei Hohai Huitong Asset Management Co., Ltd. Ms. Xiang Jie graduated from Nanjing Audit University.

Employment agreements and indemnification agreements

We have entered into employment agreements with each of our executive officers immediately prior to the consummation of the Business Combination. Under these agreements, each of our executive officers is employed for a five-year period. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to us or breach of obligation of confidentiality.

An executive officer may terminate his/her employment at any time with 30 days prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of us. In addition, all of our executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and our Company.

In addition, we have entered into indemnification agreements with our directors and executive officers. Under these indemnification agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being our directors or executive officers.

B. Compensation

In the year ended June 30, 2025, the aggregate cash compensation paid by Scage International to directors and executive officers was approximately RMB1.4 million (US$0.2 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of Scage International’s directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Scage International pays or sets aside amounts for pension, retirement or other benefits for its directors and officers, pursuant to a PRC government-mandated multi-employer defined contribution plan.

As of the date of this annual report, we have not paid compensation to our executive officers and directors.

C. Board Practices

Board composition

The primary responsibility of the Board is to provide oversight, strategic guidance, counseling and directions to the our management. our Board consists of seven directors. Mr. Chao Gao serves as Chairman of the Board. The Board will meet on a regular basis and additionally as required.

Pursuant to our amended and restated memorandum and articles of association (“A&R MAA”), we may by an ordinary resolution appoint any person to be a director, and the board may, by the affirmative vote of a simple majority of the remaining director(s) present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. A director may be removed from office by an ordinary resolution, notwithstanding anything in the A&R MAA or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the board created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining director(s) present and voting at a board meeting. The office of director shall be vacated if, among other things, the director (1) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

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

The composition and function of compensation committee comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq’s listing rules, and also future requirements to the extent they become applicable to our Company.

Nomination and Corporate Governance Committee

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

D. Employees

As of June 30, 2025, we had 99 employees, all of whom were located in China. As of the date of this annual report, we have not experienced, and do not expect to experience, labor shortages that impact our business. The following table sets forth the number of our employees by function as of June 30, 2025, 2025.

Function	Number of Employees	Percentage of Total
Research and development	39	39.4%
Sales and marketing	9	9.1%
Manufacturing	17	17.2%
General and administration	34	34.3%
Total	99	100%

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 72,609,665 Ordinary Shares issued and outstanding as of the date of this annual report.

	Number of Ordinary Shares Beneficially Owned	% of total Ordinary Shares	% of Voting Power
Directors and Executive Officers(1):
Chao Gao(2)	45,441,182	62.6%	62.6%
Yuanchi Guo(3)	3,903,900	5.4%	5.4%
Ziqian Guan(4)	3,123,110	4.3%	4.3%
Kevin Chen	—	—	—
Qiuliang Peng	—	—	—
Calvin Kung	25,000	0.0%	0.0%
Xiang Jie	—	—	—
All directors and executive officers as a group:	45,466,182	62.6%	62.6%

Principal Stockholders:
Upward Stars Group Limited (2)	45,441,182	62.6%	62.6%
Sikaiqi Jiuhe Holdings Limited(5)	6,526,579	9.0%	9.0%
Victorious Lights Holding Limited(6)	5,004,625	6.9%	6.9%
Three Action Brothers Limited(3)	3,903,900	5.4%	5.4%

(1)	Except as indicated otherwise below, the business address of our directors and executive officers is 2F, Building 6, No. 6 Fengxin Road, Yuhuatai District, Nanjing City, Jiangsu Province, 210012, People’s Republic of China.

(2)	Represents (i) 29,785,174 Ordinary Shares held by Upward Stars Group Limited, a British Virgin Islands company wholly owned by Mr. Chao Gao. The registered office of Upward Stars Group Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; and (ii) 15,656,008 Ordinary Shares that Mr. Chao Gao beneficially owns by virtue of an acting-in-concert agreement. In August 2024, Upward Stars Group Limited, Two Courage Brothers Limited, Three Action Brothers Limited, Victorious Lights Holding Limited, Five Epic Brothers Limited and Four Genuine Brothers Limited entered into an acting-in-concert agreement, which has become effective immediately upon the First Merger. Pursuant to the acting-in-concert agreement, the parties agree to vote on the matters that require action in concert, and if the parties thereof are unable to reach a unanimous opinion in relation to such matters, a decision that is made by Mr. Gao as the sole owner of Upward Stars Group Limited shall be deemed as a decision that is unanimously passed and agreed by the parties and shall be binding on the parties. Therefore, Mr. Gao also beneficially owns (i) 5,004,625 Ordinary Shares held by Victorious Lights Holding Limited, a British Virgin Islands company wholly owned by Mr. Qinghua Zeng; the registered office of Victorious Lights Holding Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; (ii) 3,903,900 Ordinary Shares held by Three Action Brothers Limited, a British Virgin Islands company wholly owned by Mr. Yuanchi Guo; the registered office of Three Action Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; (iii) 3,123,110 Ordinary Shares held by Two Courage Brothers Limited, a British Virgin Islands company wholly owned by Mr. Ziqian Guan; the registered office of Two Courage Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; (iv) 2,843,596 Ordinary Shares held by Five Epic Brothers Limited, a British Virgin Islands company wholly owned by Ms. Rong Wang; the registered office of Five Epic Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands; and (v) 780,777 Ordinary Shares held by Four Genuine Brothers Limited, a British Virgin Islands company wholly owned by Mr. Guobin Zhai; the registered office of Four Genuine Brothers Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	See footnote (2).

(4)	See footnote (2).

(5)	Sikaiqi Jiuhe Holdings Limited is a British Virgin Islands company wholly owned by Beijing Jiuhe Ruida Venture Capital Partnership L.P. The registered office of Sikaiqi Jiuhe Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)	See footnote (2).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment agreements and indemnification agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Other related party transactions

Nature of relationship with related parties

The following is a list of related parties, with which the Group has transactions:

No.	Name of Related Parties	Relationship
1	Mr. Chao Gao	Principal Shareholder of the Group, Chairman of the Board, and Chief Executive Officer
2	Mr. Jimin An	Director and Chief Executive Officer of subsidiaries
3	Mr. Ziqian Guan	Director
4	Mr. Yuanchi Guo	Director
5	Mr. Linfang Dong	Principal Shareholder of Scage Xinjiang
6	Nanjing Feiqizhi Logistics Technology Co., Ltd.	Shared the same Supervisor with Scage International
7	Mr. Qiang Fu	Supervisor of subsidiaries
8	Ms. Min Wu	Director of Scage Nanjing
9	Mr. Jianhua Xia	Minority Shareholder of Scage Hunan
10	Finnovate Sponsor L.P.	Sponsor of Finnovate

Related parties transaction

Significant transactions with related parties during the years ended June 30, 2025, 2024 and 2023 were as follows:

		For the years ended June 30,
Related parties	Nature	2025	2024	2023
Mr. Chao Gao	Proceeds of loans from a related party	$2,653,042	$-	$632,766
	Repayments of loan borrowed from a related party	666,255	454,645	-
Mr. Jimin An	Expenses paid on behalf of the Group by a related party	166,018	73,892	27,405
	Reimbursement to a related party for expenses paid on behalf of the Group	85,292	63,308	-
	Proceeds of loans borrowed from a related party	1,427,027	130,107	-
	Repayments of loan borrowed from a related party	1,303,661	96,888	-
	Collection of loan previously lent to a related party	-	242,530	-
Mr. Ziqian Guan	Advance to a related party for daily operation	23,564	54,209	-
	Expenses paid on behalf of the Group by a related party	116,661	180,324	44,290
	Reimbursement to a related party for expenses paid on behalf of the Group	103,429	109,805	-
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Payment for purchases to a related party	-	262,983	-
	Collection of rent from a related party	14,139	16,886	-
	Rent to a related party	-	-	16,290
	Purchase from a related party	-	262,983	1,782
Mr. Yuanchi Guo	Expenses paid on behalf of the Group by a related party	-	11,855	-
Mr. Linfang Dong	Repayments of the loan from a related party	-	-	11,505
Scage Future	Advance to related parties for daily operation before Business Combination	-	39,489	-

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this annual report for our consolidated financial statements and other financial information.

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined financial statements included in this annual report.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our authorized share capital is US$50,000 divided into 500,000,000 shares comprising (1) 400,000,000 Ordinary Shares of US$0.0001 par value each; and (2) 100,000,000 shares of US$0.0001 par value each of such class or classes (however designated) as our board of directors may determine in accordance with the A&R MAA. As of the date of this annual report, there are 72,609,665 Ordinary Shares and 21,734,165 Assume Warrants issued and outstanding.

Certain of our shareholders are subject to lock-up as described in our registration statement on Form F-4 (File No. 333-281332).

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our A&R MAA, the Companies Act and the common law of the Cayman Islands.

The following includes a summary of the material provisions of the A&R MAA in so far as they relate to the material terms of our Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the A&R MAA, which has been filed as Exhibit 1.1 to this annual report.

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

Where the Ordinary Shares in question are not listed or subject to the rules of the exchange, the board of directors may in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. The board of directors may also decline to register any transfer of any Ordinary Shares unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Shares transferred are Fully Paid Up (as defined under the A&R MAA) and free of any lien in favour of us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	any applicable fee of such maximum sum as the exchange may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

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

Liquidation

If the we are wound up, the shareholders may, subject to the A&R MAA and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

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

Variations of rights of shares

Whenever the capital of us is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

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

General meetings of shareholders

General meetings may be convened by a majority of our board of directors. Advance notice of at least five (5) Clear Days is required for the convening of our annual general meeting and any other extraordinary general meeting of our shareholders. A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting if we has more than one shareholders.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “ITEM 4. Information on the Company” or elsewhere in this annual report.

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

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), which became effective on June 9, 2016. Among other things, SAFE Circular 16 amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (“Circular 59”), as amended in May 2015. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and the remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE.

SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018 and December 2019. The circular specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in the PRC based on registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015 and was amended in December 2019. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 26, 2017, SAFE issued the Notice on Improving the Examination of Authenticity and Compliance to Further Promote Foreign Exchange Control (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including the following:

●	under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and

●	domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

E. Taxation

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax considerations for beneficial owners of Company Ordinary Shares, ADSs, and Assumed Warrants. This discussion applies only to Company Ordinary Shares, ADSs and Assumed Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

●	brokers, dealers and other investors that do not own their our Ordinary Shares, ADSs or Assumed Warrants as capital assets;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of our Ordinary Shares;

●	partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

●	persons holding our Ordinary Shares, ADSs or Assumed Warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

●	persons required to accelerate the recognition of any item of gross income with respect to our Ordinary Shares, ADSs or Assumed Warrants as a result of such income being recognized on an applicable financial statement;

●	persons whose functional currency is not the U.S. dollar;

●	persons that received our Ordinary Shares, ADSs or Assumed Warrants as compensation for services; or

●	controlled foreign corporations or passive foreign investment companies.

For U.S. federal income tax purposes, persons who own our ADSs are generally considered to own the Ordinary Shares underlying any ADSs they own. Therefore, references to “ADSs” should also be considered references to the Ordinary Shares for U.S. federal income tax purposes.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of Company Ordinary Shares, ADSs or Assumed Warrants. We have not sought and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF COMPANY ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF COMPANY ADSs AND ASSUMED WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of Company Ordinary Shares, ADSs or Assumed Warrants that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Ownership and Disposition of Company ADSs and Assumed Warrants by U.S. Holders

Distributions on Company ADSs

This section is subject to further discussion under “—Passive Foreign Investment Company Rules” below.

Distributions paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Company ADSs and thereafter as capital gain. However, we do not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to our shares will be treated as ordinary dividend income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from our Company.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if the Company ADSs are readily tradable on an established securities market in the United States. There can be no assurance that Company ADSs will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See discussion below under “—Passive Foreign Investment Company Rules.” U.S. holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to Company ADSs.

Subject to certain exceptions, dividends on Company ADSs will generally constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Company ADSs generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

Sale, Exchange or Other Taxable Disposition of Company ADSs and Assumed Warrants

This section is subject to further discussion under “—Passive Foreign Investment Company Rules,” below.

A U.S. holder generally would recognize gain or loss on any sale, exchange or other taxable disposition of Company ADSs or Assumed Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Company ADSs or such Assumed Warrants, as applicable. Any gain or loss recognized by a U.S. holder on a taxable disposition of Company ADSs or Assumed Warrants generally will be capital gain or loss. A non-corporate U.S. holder, including an individual, who has held the Company ADSs or Assumed Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or Lapse of an Assumed Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of an Assumed Warrant for cash. A U.S. holder’s initial tax basis in its Company ADSs received upon exercise of the Assumed Warrant generally would be an amount equal to the sum of the U.S. holder’s tax basis in Assumed Warrant exercised therefor and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Assumed Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Assumed Warrant and will not include the period during which the U.S. holder held the Assumed Warrant. If an Assumed Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Assumed Warrant.

The tax consequences of a cashless exercise of an Assumed Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “—Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s basis in the Company ADSs received would equal the holder’s basis in the Assumed Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Company ADSs would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Assumed Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Company ADSs would include the holding period of the Assumed Warrants exercised therefor.

It is also possible that a cashless exercise of an Assumed Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth under “—Sale, Exchange, or Other Taxable Disposition of Company ADSs and Assumed Warrants.” In such event, a U.S. holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “—Passive Foreign Investment Company Rules”, the U.S. holder would recognize capital gain or loss with respect to the Assumed Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Company ADSs that would have been received in a regular exercise of the Assumed Warrants deemed surrendered, net of the aggregate exercise price of such Assumed Warrants and (ii) the U.S. holder’s tax basis in such Assumed Warrants. In this case, a U.S. holder’s aggregate tax basis in the Company ADSs received would equal the sum of (i) such U.S. holder’s tax basis in the Assumed Warrants deemed exercised and (ii) the aggregate exercise price of such Assumed Warrants. A U.S. holder’s holding period for the Company ADSs received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Assumed Warrants and will not include the period during which the U.S. holder held the Assumed Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. holder’s holding period would commence with respect to the Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Assumed Warrants.

Possible Effect of the Change in the Assumed Warrant Conversion Ratio

In some circumstances, the conversion ratio of the Assumed Warrants is subject to adjustment. For U.S. federal income tax purposes, U.S. holders of the Assumed Warrants will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the increase of the U.S. holder’s proportionate interest in the our current or accumulated earnings and profits if certain adjustments in the conversion ratio occur (particularly an adjustment to reflect a taxable dividend to holders of the Company ADSs) to increase the proportionate interest of the U.S. holder of an Assumed Warrant in the fully diluted Company ADSs, whether or not the U.S. holder ever exercises the Assumed Warrant. Generally, a U.S. holder’s tax basis in an Assumed Warrant will be increased by the amount of any such constructive distribution. The rules with respect to such adjustments are complex and U.S. holders should consult their own tax advisers regarding the applicability of such rules.

Passive Foreign Investment Company Rules

Generally.    The treatment of U.S. holders of the Company ADSs and Assumed Warrants could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC income test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years (unless the U.S. holder makes a deemed sale election with respect to the Company ADSs or Assumed Warrants once we cease to satisfy either of the qualification tests).

The determination of whether we will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by Finnovate and Scage International and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether we or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in our composition, the composition of our income or the composition of its assets may cause it to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are or become a PFIC during any year in which a U.S. holder holds Company ADSs or Assumed Warrants, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively, including on account of holding an option to acquire stock) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime.    If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Company ADSs or Assumed Warrants, and (ii) any “excess distribution” you receive on your Company ADSs (generally, any distributions in excess of 125% of the average of the annual distributions on Company ADSs during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

a.	the gain or excess distribution will be allocated ratably over the period during which you held your Company ADSs or Assumed Warrants;

b.	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC, will be taxed as ordinary income; and

c.	the amount allocated to each of the other taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Company ADSs or Assumed Warrants cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

For purposes of the foregoing rules, the holding period of Company ADSs received upon an exercise of Assumed Warrants will generally include the U.S. holder’s holding period in the warrant.

QEF Regime.    If we are a PFIC, a U.S. holder of Company ADSs (but not Assumed Warrants) may avoid taxation under the excess distribution rules described above by making a QEF election. However, a U.S. holder may make a QEF election with respect to its Company ADSs only if we provide U.S. holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because we currently do not intend to provide U.S. holders with such information on an annual basis, U.S. holders generally would not be able to make a QEF election with respect to the Company ADSs.

Mark-to-Market Regime.    Alternatively, a U.S. holder of Company ADSs (but not Assumed Warrants) may also avoid taxation under the excess distribution rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Company ADSs, which are expected to be listed on the Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. If a U.S. holder makes a valid mark-to-market election with respect to its Company ADSs, such U.S. holder will include as ordinary income each year, the excess, if any, of the fair market value of the Company ADSs at the end of the taxable year over the U.S. holders adjusted basis in the Company ADSs. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in the Company ADSs over the fair market value of such Company ADSs at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the Company ADSs will be adjusted to reflect any such income or loss amounts. Any gain that is recognized on the sale or other taxable disposition of Company ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their indirect ownership of shares in any lower-tier PFICs.

PFIC Reporting Requirements.    A U.S. holder who owns, or who is treated as owning, PFIC stock during any taxable year in which we are classified as a PFIC may be required to file IRS Form 8621. U.S. holders of Company ADSs and Assumed Warrants should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Company ADSs and Assumed Warrants, subject to certain exceptions (including an exception for Company ADSs and Assumed Warrants held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Company ADSs and Assumed Warrants. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Company ADSs and Assumed Warrants.

Non-U.S. Holders

The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Company Ordinary Shares, ADSs or Assumed Warrants that is not a U.S. holder, including:

1.	a nonresident alien individual, other than certain former citizens and residents of the United States;

2.	a foreign corporation; or

3.	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition.

Ownership and Disposition of Company ADSs and Assumed Warrants by Non-U.S. Holders

A non-U.S. holder of Company ADSs or Assumed Warrants will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Company ADSs or any gain recognized on a sale or other disposition of Company ADSs (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Company ADSs) or Assumed Warrants unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Company ADSs and Assumed Warrants.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of an Assumed Warrant, or the lapse of an Assumed Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “—U.S. Holders—Ownership and Disposition of Company ADSs and Assumed Warrants by U.S. Holders—Exercise or Lapse of an Assumed Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Company ADSs and Assumed Warrants.

F. Dividends and Paying Agents

We have no current plans to pay dividends. We do not currently have a paying agent.

G. Statement by Experts

Not applicable.

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

I. Subsidiary Information

For a list of our subsidiaries, see “ITEM 4. Information on the Company—A. History and Development of the Company.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “ITEM 5. Operating and Financial Review and Prospects— Quantitative and Qualitative Disclosure about Market Risk.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Following the consummation of the Business Combination, we have assumed all outstanding warrants of Finnovate and converted such into corresponding warrants to purchase Ordinary Share. Each such warrant entitles the holder thereof to purchase one (1) Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The warrants may be exercised only for a whole number of Ordinary Shares. There are 21,734,165 Warrants outstanding as of November 12, 2025. For details of the Warrants, please refer to Exhibit 2.2 to this annual report.

C. Other Securities

Not applicable.

D. American Depositary Shares

Citibank, N.A. has agreed to acts as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. – Hong Kong, having its principal office at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong,

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Charges

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

Service		Fees
●	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Ordinary Shares upon a change in the ADS(s)-to- Ordinary Shares ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of Ordinary Shares)	Up to U.S. $5.00 per 100 ADS issued

●	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to- Ordinary Shares ratio, ADS conversions, upon termination of the Deposit Agreement, or for any other reason)	Up to U.S. $5.00 per 100 ADS cancelled

●	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADS held

●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii)exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADS held

●	Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S. $5.00 per 100 ADS held

●	ADS Services	Up to U U.S. $5.00 per 100 ADSs held on the applicable record date(s) established by the depositary

●	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U U.S. $5.00 per 100 ADS (or fraction thereof) transferred

●	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement)).	Up to U.S. $5.00 per 100 ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Ordinary Shares on the share register and applicable to transfers of Ordinary Shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, ADSs and ADRs;

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program, including, without limitation, the fees and expenses, including fees and expenses of counsel, of the depositary for any FEFTA-related filings relating to the Ordinary Shares on deposit in, to be deposited into, or to be withdrawn from, the ADR program existing pursuant to the Deposit Agreement; and

●	the amounts payable to the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADR program, the ADSs, and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Ordinary Shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Ordinary Shares represented by ADSs and to direct the depositary of such Ordinary Shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

In connection with any termination of the deposit agreement, the depositary may, with our consent, and shall, at our instruction, distribute to owners of ADSs the deposited property in a mandatory exchange for, and upon a mandatory cancellation of, the ADSs. The ability to receive the deposited property upon termination of the deposit agreement would be subject, in each case, to receipt by the depositary of (i) confirmation of satisfaction of certain U.S. regulatory requirements and (ii) payment of applicable depositary fees and taxes. The depositary will give notice to owners of ADSs at least 30 calendar days before termination of the deposit agreement. Owners of ADSs would be required to surrender ADSs to the depositary for cancellation in exchange for the deposited property.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

●	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

●	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

●	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Ordinary Shares, for the validity or worth of the Ordinary Shares, for any financial transaction entered into by any person in respect of the ADSs or any Ordinary Shares, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

●	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

●	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

●	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Incorporation or in any provisions of or governing the securities on deposit.

●	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

●	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Ordinary Shares but is not, under the terms of the deposit agreement, made available to you.

●	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

●	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

●	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

●	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

●	Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the Ordinary Shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the Ordinary Shares, and such limitations would most likely not apply to ADS holders who withdraw the Ordinary Shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the Ordinary Shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split, and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

●	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

●	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

●	Hold the foreign currency (without liability for interest) for the applicable holders.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “ITEM 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

As of June 30, 2025, we identified material weaknesses in our internal control over financial reporting. The material weaknesses identified are mainly as follows:

1.	insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and

2.	lack of sufficient controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of financial system segregation of logical access security, IT service organization and cyber security for the financial systems.

Notwithstanding the identified material weaknesses,, our management has concluded that, as of June 30, 2025, the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our executive officers and directors, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the audit of our consolidated financial statements as of June 30, 2025 and for the fiscal year then ended, our management and our independent registered public accounting firm identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to: (1) insufficient financial reporting and accounting personnel with appropriate knowledge, skills, and experience in the application of U.S. GAAP and SEC rules to prepare consolidated financial statements and related disclosures completely and accurately; and (2) lack of sufficient controls designed and implemented in IT environment and IT general control activities, which mainly associated with areas of financial system segregation of logical access security, IT service organization and cyber security for the financial systems.

We are working to remediate the remaining material weakness and are taking steps to strengthen our internal control, specifically including: (1) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (3) setting up the system control framework to address information technology general controls (“ITGC”) deficiencies. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Kevin Chen qualifies as an “audit committee financial expert” as defined in the applicable SEC Rules. Each of Mr. Kevin Chen, Mr. Qiuliang Peng and Mr. Chao Gao satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the aggregate fees for professional services rendered by our auditors for the indicated fiscal years. Marcum Asia CPAs LLP (“Marcum Asia”) served as our auditor for the audits of the 2023 and 2024 fiscal years. HTL International, LLC (“HTL”) is serving as our auditor for the 2025 fiscal year. Audit fees are generally recognized in the fiscal year in which the related services are performed, which is typically the year following the fiscal year being audited. Accordingly, the 2025 audit fees will be recognized in fiscal year 2026 when the services are performed. We did not pay any other fees to our principal accountants during these periods.

	For the years ended June 30,
	2025	2024	2023
Audit Fees(1)	$328,184	$479,082	$-
All Other Fees(2)	12,360	-	-
Total	$340,544	$479,082	$-

(1)	Audit fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal independent public accountant for the audit of our annual consolidated financial statements and review of our interim condensed consolidated financial statements.

(2)	All Other Fees include the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal accountant for other advisory services.

The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our principal independent public accountant, including audit services, audit-related services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 28, 2025, our Company appointed HTL International, LLC (“HTL”) as its independent registered public accounting firm, effective on the same day. HTL replaced Marcum Asia CPAs LLP (“Marcum Asia”), the then independent registered public accounting firm of our Company, which entity the Company dismissed on the same day. The appointment of HTL and the dismissal of Marcum Asia were made after careful consideration and evaluation process by the Company and were approved by the board of directors and the audit committee of the Company. The Company’s decision was not a result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The appointment of auditor was disclosed in a Form 6-K dated August 29, 2025.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. A summary of the significant differences can be found on our website.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

ITEM 16K. CYBERSECURITY

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks.

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our customers, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial for us to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our cybersecurity manager and related staff are tasked with assessing, identifying and managing risks related to cybersecurity threats. Their responsibilities primarily include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the fiscal year ended June 30, 2025 that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations.

Governance

Our board of directors is ultimately responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our cybersecurity manager and staff under his supervision are responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, the relevant staff will report the threat or incident to our chief technology officer, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our chief technology officer is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. Our chief technology officer has extensive experience working in the field of cybersecurity, with pertinent background and expertise in cybersecurity risk management and compliance.

If a cybersecurity incident occurs, our chief technology officer will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our chief technology officer will promptly report the incident and assessment results to our board of directors, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

Our Annual Financial Statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Scage Future, as currently in effect(incorporated herein by reference to Exhibit 1.1 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
2.1	Specimen American Depositary Receipt (included in Exhibit 2.2)(incorporated herein by reference to Exhibit 2.1 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
2.2	Deposit Agreement, dated as of June 27, 2025, by and among Scage Future, the depositary named therein, and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 2.2 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
2.3	Specimen Ordinary Share Certificate of Scage Future (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
2.4	Specimen Warrant Certificate of Scage Future (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
2.5	Assignment, Assumption and Amendment to Warrant Agreement dated October 18, 2024 by and among Finnovate Acquisition Corp., Scage Future and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
2.6*	Description of Securities
3.1	Acting-in-concert Agreement (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.1	Business Combination Agreement, dated as of August 21, 2023, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.2	First Amendment to the Business Combination Agreement, dated as of June 18, 2024, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.3	Second Amendment to the Business Combination Agreement, dated as of October 31, 2024, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.4	Third Amendment to the Business Combination Agreement, dated as of April 2, 2025, by and among Finnovate Acquisition Corp., Scage Future, Hero 1, Hero 2 and Scage International Limited (incorporated by reference to Exhibit 3.6 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.5	Sponsor Support Agreement, dated as of August 21, 2023, by and among Scage International, Scage Future, Finnovate and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.6	Form of Shareholder Support Agreement, dated as of August 21, 2023, by and among Finnovate Acquisition Corp., Scage International Limited and the Key Company Shareholders of Scage International Limited (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.7	Form of Key Seller Lock-Up Agreement, dated as of August 21, 2023, by and among Scage International Limited, Scage Future, Finnovate Acquisition Corp. and the Key Company Shareholders of Scage International Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)

4.8	Form of Seller Lock-Up Agreement by and among Scage International Limited, Scage Future, Finnovate Acquisition Corp. and the certain shareholders of Scage International Limited (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.9	Form of Non-Competition Agreement, dated as of August 21, 2023, by and among Scage Future, Finnovate Acquisition Corp. Scage International Limited, Finnovate Sponsor L.P. and certain shareholders of Scage International Limited (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.1	Amendment to Registration Rights Agreement, dated June 27, 2025 (incorporated herein by reference to Exhibit 4.10 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
4.11	Seller Registration Rights Agreement, dated June 27, 2025(incorporated herein by reference to Exhibit 4.11 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
4.12	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (File No. 333-281332), as amended, initially filed with the SEC on August 7, 2024)
4.13	Lock-up Removal Letter, dated April 7, 2025(incorporated herein by reference to Exhibit 4.13 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
4.14	Closing Letter Agreement, dated June 27, 2025 (incorporated herein by reference to Exhibit 4.14 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
4.15	Promissory Notes issued to EarlyBirdCapital, Inc., dated June 27, 2025 (incorporated herein by reference to Exhibit 4.15 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
4.16	Promissory Notes issued to EarlyBirdCapital, Inc., dated June 27, 2025 (incorporated herein by reference to Exhibit 4.16 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
8.1	List of Subsidiaries of Scage Future (incorporated herein by reference to Exhibit 8.1 to Registrant’s shell company report on Form 20-F (File No. 001- 42632), filed with the Securities and Exchange Commission on July 3, 2025)
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished with

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scage Future

Date: November 12, 2025	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

SCAGE FUTURE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Scage Future

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Scage Future (the “Company”) as of June 30, 2025, and the related statement of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has incurred losses and negative operating cash flows since its inception. As of June 30, 2025, the Group had a significant working capital deficit. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 3. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

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

Houston, Texas
November 12, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders of

Scage International Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the Reverse Recapitalization related to the Business Combination completed on June 27, 2025 as described in Note 1 and Note 15, the accompanying consolidated balance sheet of Scage International Limited and its subsidiaries (the “Company”) as of June 30, 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements, before the effects of the adjustments to retrospectively present the Reverse Recapitalization related to the Business Combination completed on June 27, 2025 as described in Note 1 and Note 15, present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present the Reverse Recapitalization related to the Business Combination completed on June 27, 2025 as described in Note 1 and Note 15, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those adjustments were audited by HTL International, LLC.

Explanatory Paragraph—Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has incurred losses and negative operating cash flows since its inception. As of June 30, 2025, the Group had a significant working capital deficit. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 3. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2023 to 2025.

New York, New York

October 18, 2024

SCAGE FUTURE

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,
	2025	2024
ASSETS
Current assets:
Cash	$90,758	$1,977,494
Restricted cash	6,980	6,880
Accounts receivable, net	2,580,730	2,006,000
Contract assets, current	236,054	-
Inventories, net	1,013,303	1,666,722
Amounts due from related parties, net	11,387	39,489
Prepaid expenses and other current assets, net	1,075,837	2,857,031
Total current assets	5,015,049	8,553,616

Non-current assets:
Property and equipment, net	713,402	1,090,737
Right-of-use assets, net	126,173	283,607
Deferred offering costs	-	598,527
Long-term investments	20,336,325	-
Contract assets, non-current	292,814	-
Other non-current assets	-	30,719
Total non-current assets	21,468,714	2,003,590

TOTAL ASSETS	$26,483,763	$10,557,206

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings	$9,632,029	$8,421,400
Accounts payable	2,713,803	221,097
Contract liabilities	192,898	597,451
Amounts due to related parties	1,884,129	238,887
Accrued expenses and other payables	7,765,385	2,164,772
Operating lease liabilities, current	131,141	167,592
Derivative Liability	676,890	-
Convertible debt, current	2,411,553	872,003
Total current liabilities	25,407,828	12,683,202

Non-current liabilities:
Amounts due to a related party, non-current	2,019,233	-
Operating lease liabilities, non-current	-	86,758
Total non-current liabilities	2,019,233	86,758

TOTAL LIABILITIES	27,427,061	12,769,960

Commitments and contingencies (Note 21)

Mezzanine equity (Aggregate liquidation preference of nil and $16,622,139 as of June 30, 2025 and 2024, respectively)
Series Angel convertible redeemable preferred shares (par value $0.0001 per share, nil and 13,613,762 shares authorized, issued and outstanding as of June 30, 2025 and 2024, respectively)	-	3,560,518
Series Pre-A convertible redeemable preferred shares (par value $0.0001 per share, nil and 12,495,712 shares authorized, issued and outstanding as of June 30, 2025 and 2024, respectively)	-	7,843,461
Series A convertible redeemable preferred shares (par value $0.0001 per share, nil and 5,082,112 shares authorized, issued and outstanding as of June 30, 2025 and 2024, respectively)	-	8,811,509
Receivables for Series A convertible redeemable preferred shares	-	(735,496)
Redeemable non-controlling interests	4,651,293	4,584,984
Total mezzanine equity	$4,651,293	$24,064,976

Shareholders’ deficit
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized as of June 30, 2025 and 2024, respectively; 72,243,992 and 50,716,451 shares issued and outstanding as of June 30, 2025 and 2024, respectively)*	7,224	5,072
Additional paid-in capital	34,042,059	-
Accumulated deficit*	(40,217,153)	(27,273,366)
Accumulated other comprehensive income	900,287	1,269,726
Total shareholders’ deficit attributable to Scage Future	(5,267,583)	(25,998,568)
Non-controlling interests	(327,008)	(279,162)
Total shareholders’ deficit	(5,594,591)	(26,277,730)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$26,483,763	$10,557,206

*	Par value of ordinary shares, share data and accumulated deficit have been retroactively restated to give effect to the Reverse Recapitalization (defined below) related to the Business Combination (defined below) completed on June 27, 2025. (Note 1 and Note 15)

SCAGE FUTURE

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2025	2024	2023
Revenues – third parties	$11,122,585	$6,111,141	$421,680
Revenues – a related party	-	-	16,290
Total revenues	11,122,585	6,111,141	437,970
Cost of revenues	(11,835,751)	(5,574,685)	(795,286)
Gross (loss)/profit	(713,166)	536,456	(357,316)

Operating expenses:
Selling and marketing expenses	(401,840)	(648,301)	(1,138,183)
Research and development expenses	(1,545,278)	(1,698,494)	(2,297,474)
General and administrative expenses	(10,707,685)	(3,863,434)	(2,926,280)
Impairment of long-lived assets	(46,185)	(200,841)	-
Total operating expenses	(12,700,988)	(6,411,070)	(6,361,937)

Loss from operations	(13,414,154)	(5,874,614)	(6,719,253)

Interest expense, net	(338,243)	(369,847)	(151,492)
Other income, net	21,588	263,685	252,536
Fair value change in derivative liability	328,581	-	-
Gain on investments	336,325	-	-
Total other income/(loss), net	348,251	(106,162)	101,044

Loss before income taxes	(13,065,903)	(5,980,776)	(6,618,209)

Income tax expense	-	-	-

Net loss	(13,065,903)	(5,980,776)	(6,618,209)
Less: Net loss attributable to non-controlling interests	(121,695)	(158,597)	(180,881)
Less: Net loss attributable to redeemable non-controlling interests	(421)	(7,738)	-
Net loss attributable to Scage Future	(12,943,787)	(5,814,441)	(6,437,328)
Accretion of convertible redeemable preferred shares	-	-	(3,177,059)
Accretion of redeemable non-controlling interests	-	(1,851,388)	-
Net loss attributable to Scage Future’s ordinary shareholders	$(12,943,787)	$(7,665,829)	$(9,614,387)

Net loss	(13,065,903)	(5,980,776)	(6,618,209)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax of nil	(350,194)	102,029	1,171,995
Comprehensive loss	(13,416,097)	(5,878,747)	(5,446,214)
Less: Comprehensive loss attributable to non-controlling interests	(169,180)	(113,600)	(171,171)
Less: Comprehensive loss attributable to redeemable non-controlling interests	66,309	(7,738)	-
Comprehensive loss attributable to Scage Future	(13,313,226)	(5,757,409)	(5,275,043)
Accretion of convertible redeemable preferred shares	-	-	(3,177,059)
Accretion of redeemable non-controlling interests	-	(1,851,388)	-
Comprehensive loss attributable to Scage Future’s ordinary shareholders	$(13,313,226)	$(7,608,797)	$(8,452,102)

Loss per share
Basic and Diluted*	$(0.18)	$(0.15)	$(0.19)
Weighted average number of ordinary shares outstanding used in computing loss per share
Basic and Diluted*	72,243,992	50,716,451	50,716,451

*	Share data has been retroactively restated to give effect to the Reverse Recapitalization related to the Business Combination completed on June 27, 2025. (Note 1 and Note 15)

SCAGE FUTURE

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’ deficit attributable to Scage	Non- controlling	Total shareholders’
	Shares	Amount	capital	deficit*	income	Future	interests	deficit
		US$	US$	US$	US$	US$	US$	US$
Balance as of June 30, 2022	50,716,451	5,072	-	(10,132,242)	50,410	(10,076,760)	(137,766)	(10,214,526)
Contribution from NCI	-	-	-	-	-	-	143,374	143,374
Contribution from a shareholder	-	-	139,092	-	-	139,092	-	139,092
Net loss	-	-	-	(6,437,328)	-	(6,437,328)	(180,881)	(6,618,209)
Accretion of convertible redeemable preferred shares	-	-	(139,092)	(3,037,967)	-	(3,177,059)	-	(3,177,059)
Foreign currency translation adjustment	-	-	-	-	1,162,284	1,162,284	9,711	1,171,995
Balance as of June 30, 2023	50,716,451	5,072	-	(19,607,537)	1,212,694	(18,389,771)	(165,562)	(18,555,333)
Net loss	-	-	-	(5,814,441)	-	(5,814,441)	(158,597)	(5,973,038)
Accretion for redeemable NCI	-	-	-	(1,851,388)	-	(1,851,388)	-	(1,851,388)
Foreign currency translation adjustment	-	-	-	-	57,032	57,032	44,997	102,029
Balance as of June 30, 2024	50,716,451	5,072	-	(27,273,366)	1,269,726	(25,998,568)	(279,162)	(26,277,730)
Proceeds from Private Investment in Public Equity (“PIPE”)	1,666,405	166	19,999,834	-	-	20,000,000	-	20,000,000
Financing cost of PIPE Investment	-	-	(1,900,000)	-	-	(1,900,000)	-	(1,900,000)
Equity repurchase from non-controlling interests	-	-	(121,334)	-	-	(121,334)	121,334	-
Reverse capitalization	4,561,585	456	(4,487,616)	-	-	(4,487,160)	-	(4,487,160)
Offering costs in the Business Combination	-	-	(985,586)	-	-	(985,586)	-	(985,586)
Net loss	-	-	-	(12,943,787)	-	(12,943,787)	(121,695)	(13,065,482)
Conversion into ordinary shares of the Company upon consummation of the Business Combination	15,099,551	1,510	19,736,781	-	-	19,738,291	-	19,738,291
Shares issued to a capital market advisor	200,000	20	1,799,980	-	-	1,800,000	-	1,800,000
Foreign currency translation adjustment	-	-	-	-	(369,439)	(369,439)	(47,485)	(416,924)
Balance as of June 30, 2025	72,243,992	7,224	34,042,059	(40,217,153)	900,287	(5,267,583)	(327,008)	(5,594,591)

*	Par value of ordinary shares, share data and accumulated deficit have been retroactively restated to give effect to the Reverse Recapitalization related to the Business Combination completed on June 27, 2025. (Note 1 and Note 15)

SCAGE FUTURE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,065,903)	$(5,980,776)	$(6,618,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-downs for inventory	319,413	894,005	161,495
(Reversal of provision)/Provision for credit losses	(43,539)	292,480	38,943
Reserve for warranty costs	327,605	-	-
Depreciation of property and equipment	301,159	542,398	446,335
Amortization of right-of-use assets	160,401	210,551	228,237
Share-based compensation expense	1,800,000	-	-
Fair value change of long-term investment	(336,325)	-	-
Fair value change in derivative liability	(328,581)	-	-
Amortization of debt issuance costs	57,170	97,133	46,924
Loss/(gain) on disposal of property and equipment	45,241	(1,728)	-
Impairment of long-lived assets	46,185	200,841	-
Interest expenses from convertible debt	12,546	-	-
Issuance of convertible debt to settle accrued service fees	2,518,750	-	-
Changes in operating assets and liabilities
Accounts receivable	(541,885)	(2,010,852)	(34,022)
Contract assets	(525,151)	-	-
Inventories	324,494	465,401	(1,645,314)
Amounts due from related parties	42,321	(12,179)	(17,919)
Prepaid expenses and other current assets	(1,847,798)	265,299	(202,358)
Other non-current assets	30,945	-	14,050
Operating lease liabilities	(125,997)	(201,331)	(238,945)
Accounts payable	2,451,497	(238,050)	(18,803)
Contract liabilities	(410,290)	(607,761)	1,238,984
Amounts due to related parties	276,646	22,622	13,300
Accrued expenses and other payables	2,616,766	(161,850)	1,694,652
Net cash used in operating activities	(5,894,330)	(6,223,797)	(4,892,650)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(13,490)	(51,292)	(166,170)
Proceeds from disposal of property and equipment	48,792	-	-
Purchase of long-term investments	(20,000,000)	-	-
Collection of loans to third parties	68,434	-	-
Loans to third parties	(791,122)	(1,787,891)	-
Collection of loans to related parties	-	242,530	-
Net cash used in investing activities	(20,687,386)	(1,596,653)	(166,170)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflow from reverse recapitalization	1,207,171	-	-
Proceeds from short-term borrowings	10,257,405	12,318,776	2,372,872
Repayments of short-term borrowings	(9,176,219)	(6,200,220)	(539,389)
Repayments of long-term borrowings	-	-	(71,136)
Proceeds from PIPE investments	20,000,000	-	-
Proceeds from issuance of convertible redeemable preferred shares	-	889,816	3,799,471
Contribution from a shareholder	-	-	143,810
Contribution from a non-controlling interest shareholder	-	-	140,934
Contribution from a redeemable non-controlling interest shareholder	-	2,768,243	-
Loans provided by third parties	762,395	-	-
Repayment of loans provided by third parties	(77,373)	-	-
Loans provided by related parties	4,080,069	130,107	632,766
Repayment of loans provided by related parties	(1,969,916)	(551,533)	(38,910)
Payments for issuance costs of PIPE investments	(50,000)	-	-
Payments for listing expenses	(376,873)	(553,621)	(50,000)
Payments for issuance costs for convertible redeemable preferred shares	-	-	(124,684)
Payments for issuance costs of short-term borrowings and convertible debt	-	(65,054)	(86,718)
Net cash provided by financing activities	24,656,659	8,736,514	6,179,016

Effect of exchange rate changes	38,421	(7,679)	(128,847)

Net change in cash and restricted cash	(1,886,636)	908,385	991,349

Cash and restricted cash, at beginning of the period	1,984,374	1,075,989	84,640
Cash and restricted cash, at end of the period	$97,738	$1,984,374	$1,075,989

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash	90,758	1,977,494	172,703
Restricted cash	6,980	6,880	903,286
Total cash and restricted cash	$97,738	$1,984,374	$1,075,989

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	$-	$-	$-
Interest paid	$262,370	$258,380	$46,784
Cash paid for amounts included in the measurement of lease liabilities	$139,253	$217,619	$275,890

NON-CASH FINANCING ACTIVITIES
Accrued payments for issuance costs for PIPE investments	$1,850,000	$-	$-
Issuance of convertible redeemable preferred shares converted from convertible debt	$-	$-	$733,433
Accretion of change in fair value of non-controlling interests subject to possible redemption	$-	$1,851,388	$-
Issuance of convertible debt to settle accrued service fees	$2,518,750	$-	$-
Non-cash offset between loans to third parties and amounts due to related parties	2,142,799	-	-

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Corporate History

The history of Scage Future (the “Company”) and its subsidiaries (collectively, “Scage” or the “Group”) began in June 2019, with the establishment of Nanjing Scage Automobile Technology Co., Ltd. (“Scage Nanjing”). Scage Nanjing and its subsidiaries primarily engage in the development and commercialization of heavy-duty new energy vehicle trucks (“NEV”), and e-fuel solutions in the People’s Republic of China (“PRC” or “China”).

(b)	Reorganization

In preparation for listing in a stock market of the United States, Scage Nanjing and its consolidated subsidiaries undertook a reorganization (“Reorganization”) through the following steps:

–	On December 8, 2021, Scage International Limited (“Scage International”) was incorporated under the laws of the Cayman Islands, as an investment holding company with no operations.

–	On December 21, 2021, VVS International Limited (“Scage BVI”), which is 100% owned by Scage International, was incorporated in British Virgin Islands (the “BVI”), as an investment holding company with no operations.

–	On January 3, 2022, Scage (Hong Kong) Limited (“Scage HK”), which is 100% owned by Scage International through Scage BVI, was incorporated in Hong Kong, as an investment holding company with no operations.

–	On September 22, 2023, Scage HK acquired 100% equity interests of Nanjing Xinneng Hydrogen Automotive Technology Co., Ltd. (“Scage WFOE”).

–	On October 24, 2023, Scage WFOE and Scage HK acquired 73.55% and 26.45% equity interest of Scage Nanjing, respectively, and Scage International indirectly controlled Scage Nanjing and its subsidiaries.

The main purpose of the Reorganization was to establish a Cayman holding company for the existing business of Scage Nanjing and its subsidiaries in preparation for an overseas business combination. Immediately before and after the Reorganization as described above, Scage International and its subsidiaries (collectively, “Scage International Group”) resulting from the Reorganization have always been under the common control of the same majority shareholders group.

(c)	Business Combination

On July 14, 2023, the Company was incorporated under the laws of the Cayman Islands. The Company and its wholly-owned subsidiaries including Hero 1 (“Merger Sub I”) and Hero 2 (“Merger Sub II”), were formed for the purpose of effecting a merger between Finnovate Acquisition Corp. (“Finnovate”) and Scage International Group through a series of transactions (the “Business Combination”), pursuant to the definitive agreement entered into on August 21, 2023 and subsequently amended on June 18, 2024, October 31, 2024, and April 2, 2025 (collectively “Business Combination Agreement”). As a result of the Business Combination, Finnovate and Scage International Group became wholly owned subsidiaries of the Company, with the Company serving as a public listed company whose shares are traded on The Nasdaq Stock Market LLC (“Nasdaq”).

Pursuant to the Business Combination Agreement, the Business Combination was conducted in two steps:

(1)	Merger Sub I merged with and into Scage International (the “First Merger”), with Scage International surviving the First Merger as a wholly-owned subsidiary of the Company, and the outstanding securities of Scage International Group converted into the right to receive securities of the Company.

(2)	Immediately following the First Merger, Merger Sub II merged with and into Finnovate (the “Second Merger”), with Finnovate surviving the Second Merger as a wholly owned subsidiary of the Company, and the outstanding securities of Finnovate converted into the right to receive securities of the Company.

The Business Combination was consummated on June 27, 2025 (the “Closing Date”), and the Company’s securities started trading on the Nasdaq under the ticker symbol “SCAG” and ““SCAGW” on June 30, 2025.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reverse Recapitalization

The Business Combination was accounted for as a reverse recapitalization (the “Reverse Recapitalization”) in accordance with US GAAP. As a result of the Business Combination, Scage International was deemed the accounting acquirer, based on the following factors:

●	Scage International’s former shareholders hold a majority ownership interest in the Company;

●	Scage International’s former shareholders have the right to nominate, appoint and remove the majority of the members on the board of directors of the Company;

●	Scage International’s existing senior management team comprises senior management of the Company;

●	Scage International is the larger entity in terms of substantive operations and employee base; and

●	Scage International’s operations comprise the ongoing operations of the Company.

Accordingly, for accounting purposes, the financial statements of the post-combination company represent a continuation of the financial statements of Scage International. Finnovate was treated as the “acquired” company for accounting purposes. As Finnovate does not meet the definition of a “business” for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Scage International issuing shares for the net assets of Finnovate, accompanied by a recapitalization. The net assets of Finnovate were stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated financial statements reflect (i) the historical operating results of Scage International Group prior to the Reverse Recapitalization; (ii) the combined results of the Company and Scage International Group following the closing of the Reverse Recapitalization; (iii) the assets and liabilities of Scage International Group at their historical cost; and (iv) the Company’s equity structure for all periods presented.

All of the ordinary shares and convertible redeemable preferred shares of Scage International that were issued and outstanding immediately prior to the Reverse Recapitalization were cancelled and converted into an aggregate of 67,482,407 ordinary shares of the Company, which has been restated retrospectively to reflect the equity structure of the Company.

The consolidated statements of changes in shareholders’ deficit for the years ended June 30, 2024 and 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing loss per ordinary share - basic and diluted was adjusted retrospectively from 104,766,463 and 104,766,463 to 50,716,451 and 50,716,451 for the years ended June 30, 2024 and 2023, respectively.

Net loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The par value of ordinary shares changed from $0.00001 to $0.0001, and the par value of ordinary shares, additional paid-in capital and share data were adjusted retrospectively for the years ended June 30, 2024 and 2023, respectively.

The loss per ordinary share before and after the retrospective adjustments of comparative historical period are as follows:

	For the years ended June 30,
	2024		2023
Loss per ordinary share	Before Adjustment	After Adjustment	Before Adjustment	After Adjustment
—Basic and diluted	$(0.07)	$(0.15)	$(0.09)	$(0.19)

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

As of June 30, 2025, the Company’s major subsidiaries are as follows:

Name	Controlled by	Date of Incorporation	Percentage of Effective Ownership	Principal Activities
Scage International	The Company	December 8, 2021	100%	Investment holding
Finnovate	The Company	March 15, 2021	100%	Investment holding
Scage BVI	Scage International	December 21, 2021	100%	Investment holding
Scage HK	Scage BVI	January 3, 2022	100%	Investment holding
Scage U.S. Corporation (“Scage US”)	Scage HK	February 21, 2024	100%	Investment holding
Scage WFOE	Scage HK	December 1, 2021	100%	Investment holding
Scage Nanjing	Scage WFOE	June 3, 2019	100%	Research and development of new energy vehicle technology, electronic devices and machinery; wholesale and retail of new energy vehicle, production and testing equipment, auto parts, electronic devices; vehicle rental, etc.
Nanjing Scage Intelligent Technology Co., Ltd. (“Scage Intelligent Nanjing”)	Scage Nanjing	May 17, 2021	100%	Vehicle rental, propose to engage in vehicle research and development, trial production, road test and other services and to cooperate with other entities on research and development according to the operation needs in the future
Scage (Beijing) Automotive Technology Co., Ltd. (“Scage Beijing”)	Scage Nanjing	April 12, 2021	100%	No actual operation, propose to engage in research and development of battery in the future
Scage (Shanghai) New Energy Technology Co., Ltd. (“Scage Shanghai NET”)	Scage Nanjing	July 13, 2021	51%	No actual operation, propose to engage in new energy business in the future
Scage (Shanghai) Hydrogen Energy Technology Co., Ltd. (“Scage Shanghai HET”)	Scage Nanjing	August 10, 2021	69.5%	Solid oxide electrolyzer and clean energy system development, renewable energy system and integrated energy system solution design and development in the future
Xinjiang Scage Chuangyuan Automobile Technology Co., Ltd. (“Scage Xinjiang”)	Scage Nanjing	May 20, 2021	100%	Vehicle wholesale and retail
Hunan Scage Automobile Technology Co., Ltd. (“Scage Hunan”)	Scage Nanjing	December 20, 2021	51%	No actual operation, propose to engage in vehicle wholesale and retail in the future
Beijing Scage Future Automobile Co., Ltd. (“Scage Future Beijing”)	Scage HK	December 13, 2023	96%	No actual operation, propose to engage in new energy business in the future

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

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

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Group. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. For the Group’s consolidated financial statements as of June 30, 2025 and 2024, non-controlling interests represent the minority shareholders’ 30.5% equity interests in one subsidiary, Scage Shanghai HET, and the minority shareholders’ 49% equity interests in the subsidiaries including Hebei Scage Qilian Automobile Technology Co., Ltd. , Scage Shanghai NET, Sichuan Scage Automobile Technology Co., Ltd. , and Scage Hunan. Non-controlling interest’s operating results are presented on the consolidated statements of operations and comprehensive loss as an allocation of the total loss for the periods to six non-controlling shareholders (of which are five corporate non-controlling shareholders and one individual non-controlling shareholder).

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

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may result in revised estimates. Management bases its estimates on past experience and on various other assumptions that are believed to be reasonable and the results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Significant accounting estimates include, but not limited to, the provision for expected credit losses, estimates for inventory write-downs, warranty reserve and impairment of long-lived assets.

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

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in the consolidated statements of changes in shareholders’ deficit. Gains and losses from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of June 30,
Balance sheet items, except for equity accounts	2025	2024
US$ against RMB	7.1636	7.2672

	For the years ended June 30,
Items in the statements of operations and comprehxensive loss, and statements of cash flows	2025	2024	2023
US$ against RMB	7.2143	7.2248	6.9536

(g)	Cash

Cash mainly consists of cash in bank. As of June 30, 2025 and 2024, the Group maintains substantially all the bank accounts in the PRC, Hong Kong and the United States of America.

(h)	Restricted cash

Restricted cash represents bank deposits pledged for bank loans. Restricted cash were US$6,980 and US$6,880 as of June 30, 2025 and 2024, respectively.

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

There were nil, US$73,310 and US$6,953 provision for expected credit losses for the years ended June 30, 2025, 2024 and 2023, respectively.

(j)	Inventories, net

Inventories, net, primarily consisting of raw materials, work in process and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of finished goods is computed using first-in, first-out method. Cost of raw materials and work in process is computed using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. The Group periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. Inventory write-downs of US$319,413, US$894,005 and US$161,495 were recorded for the years ended June 30, 2025, 2024 and 2023, respectively.

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

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the market approach. For the years ended June 30, 2025, 2024 and 2023, there were US$46,185, US$200,841 and nil impairment of long-lived assets, respectively.

(m)	Long-term investments

The Group’s long-term investments are equity securities.

For investments that 1) are equity instruments in legal form, 2) lack a substantive redemption right, and 3) meet the definition of securities under ASC 320-10-20, those investments are accounted for as equity securities in accordance with Investments—Equity Securities (Topic 321).

Those equity securities do not have readily determinable fair value pursuant to ASC 321-10-20 as their prices are not publicly available on a registered exchange, a comparable foreign market, or for mutual funds/structures with published values. For equity securities qualified for net asset value (“NAV”) practical expedient (“NAV practical expedient”) in Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”), the Group estimates fair value using the net asset value per share (or its equivalent) of the investment. For equity securities do not qualify for NAV practical expedient, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASC 321-10-35. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Group makes assessments at each reporting period and if the assessment indicates that the fair value of the investment is less than the NAV, the investment in equity securities will be written down to its fair value, with the difference between the fair value and the NAV of the investment as an impairment loss recognized through net income or loss and recorded in the consolidated statements of operations and comprehensive loss.

The Group evaluates each individual investment periodically for impairment.

For investments where the Group has the intention to sell or it is more likely than not before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations and comprehensive loss.

For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheet with corresponding adjustment in the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income or loss as a component of shareholders’ deficit.

(n)	Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Immediately before the Business Combination, the Group had capitalized deferred offering costs of US$985,586, and all the deferred offering costs were charged against shareholders’ equity upon consummation of the Business Combination on June 27, 2025.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Leases

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

The Group classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b)	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c)	The lease term is for a major part of the remaining economic life of the underlying asset.

d)	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e)	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Group at the end of the lease term.

f)	When none of the criteria are met, the Group classifies a lease as an operating lease.

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

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is recognized over the non-cancellable lease term on a straight-line basis and is included in revenue in the consolidated statement of operations and comprehensive loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Group does not have any sales-type or direct financing leases for the years ended June 30, 2025, 2024 and 2023.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)	Revenue recognition

The Group generates revenues from the sales of NEVs and components, provision of vehicle modification services, leasing of NEVs, and others.

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

During the year ended June 30, 2025, the Group entered into several short-term lease agreements to lease one of its vehicles to a third party, with a daily payment of US$166 (RMB1,200). The Group assesses the service for vehicle leasing arrangements under ASC Topic 842, “Leases (“ASC 842”)”, which is excluded from the scope of ASC Topic 606. The lease was classified as an operating lease and the lease income is recognized over the leased terms on a straight-line basis. The lease income was US$19,596, nil and US$16,290 for the years ended June 30, 2025, 2024 and 2023, respectively.

(iv)	Others

From time to time, the Group provides additional aftersales service mainly related to vehicle repairs and maintenance dependent upon customers’ demand. Revenues from such services are recognized over time based on the contract period.

The following table disaggregates the Group’s revenue for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025	2024	2023
Net revenues:
Sales of NEVs and components	$10,925,456	$6,111,141	$421,680
Provision of vehicle modification services	151,380	-	-
Leasing of NEVs	19,596	-	16,290
Others	26,153	-	-
Total	$11,122,585	$6,111,141	$437,970

The following table disaggregates the Group’s revenue recognized on gross basis versus net basis for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025	2024	2023
Gross basis	$11,122,585	$5,850,263	$437,970
Net basis	-	260,878	-
Total	$11,122,585	$6,111,141	$437,970

The following table presents revenue classified by timing of revenue recognition for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2025	2024	2023
Point in time	$10,925,456	$6,111,141	$421,680
Over time	197,129	-	16,290
Total	$11,122,585	$6,111,141	$437,970

Contract Balances

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and 2024, the Group’s contract assets were US$528,868 and nil, respectively.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances. Contract liabilities of US$1,204,300 as of June 30, 2023 were recognized as revenues for the year ended June 30, 2024. Contract liabilities of US$564,705 as of June 30, 2024 were recognized as revenues for the year ended June 30, 2025. Contract liabilities of US$192,898 as of June 30, 2025 were expected to be recognized as revenues in the following twelve months.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q)	Employee benefits

The Company’s subsidiaries in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to US$285,565, US$213,528 and US$869,554 for the years ended June 30, 2025, 2024 and 2023, respectively.

(r)	Warranty liabilities

The Group provided a manufacturer’s standard warranty on all vehicles and components sold. The Group accrued a warranty reserve for the vehicles sold by the Group, which included the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations and comprehensive loss. The accrued warranty expenses were US$327,605, US$440,371 and US$5,649 for the years ended June 30, 2025, 2024 and 2023, respectively.

Accordingly, standard warranty is accounted for in accordance with ASC 460, “Guarantees”. For the years ended June 30, 2025, 2024 and 2023, the Group only provided standard warranty and did not generate revenues from extended lifetime warranty services.

(s)	Income taxes

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

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive loss for the years ended June 30, 2025, 2024 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(t)	Value added tax (“VAT”)

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

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)	Related party transactions

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

(v)	Share-based compensation

(w) The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values.

(x) The Group has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting over the requisite service period. For awards with performance conditions, the Company would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. The Group has also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

Currently, the Group does not maintain any recurring stock-based incentive program, except for the one-off share-based payment to an external capital market advisor in June 2025 (Note 17).

(y)	Loss per share

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

The Group’s convertible redeemable preferred shares are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings. The convertible redeemable preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income or loss is allocated on a pro rata basis to ordinary shares and convertible redeemable preferred shares, whereas any undistributed net loss is allocated to ordinary shares only.

(z)	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Group’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time warrant issuance and as of each subsequent balance sheet date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Currently, the Group accounts for its outstanding warrants as equity-classified instruments.

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

(aa)	Segment reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Group’s chief operating decision maker (the “CODM”) has been identified as the Chief Executive Officer, who regularly reviews entity-wide operating results, especially consolidated revenues, gross margin and pretax loss, when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue, gross margin and pretax loss. Significant segment expenses reviewed by the CODM on a regular basis included within pretax loss include cost of sales, selling and marketing expenses, general and administrative expenses, research and development expenses, and impairment of long-lived assets, which are separately presented on the Group’s consolidated statements of operations and comprehensive loss. Other segment items within pretax loss include financial expenses, net, other income or loss, net. The CODM uses these primary measurements in the process of preparing annual budget and forecast for the segment, and conducting competitive analysis by benchmarking to the Group’s competitors at the same development stage. Budget-to-actual variances in these measurements are considered when making decisions and adjustments on the allocation of resources including personnel, property, and capital. The CODM also uses gross margin to evaluate product pricing, and uses pretax loss to assess return on marketing activities and monitor overall spending in employee compensation, general support and financing costs.

The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented. For operating results of segment provided to and reviewed by the CODM, please refer to the consolidated statements of operations and comprehensive loss.

(ab)	Fair value measurement

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

Short-term financial instruments of the Group primarily consist of cash, restricted cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other payables. As of June 30, 2025 and 2024, the carrying amounts of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value measurement on a recurring basis

The Group measures its equity investment with readily determinable fair value at its quoted price in active markets. Derivative liability is measured at fair value using unobservable inputs and are classified as Level 3 in the fair value hierarchy.

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis:

		Fair value measurement at reporting date using
	Fair Value as of June 30, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV practical expedient
Assets
Long-term Investment
Equity securities – Matrix	15,278,602	-	-	-	15,278,602
Equity securities – AK Global	5,057,723	-	-	-	5,057,723
Total	20,336,325	-	-	-	20,336,325

Liabilities
Derivative Liability	676,890	-	-	676,890	-
Total	676,890	-	-	676,890	-

(i) Fair value measurement on long term investment

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

(ii) Fair value measurement on derivative liability

The Group identifies derivative instruments arising from the embedded conversion option of debt from Early Bird Capital, Inc (Note 12). The fair value of the derivative liability is considered a Level 3 valuation and is determined using the binomial valuation model. As of June 30, 2025, the fair value of the derivative liability was $676,890. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

Amount
Fair value as of June 26, 2025	$1,005,471
Change in fair value	(328,581)
Fair value as of June 30, 2025	$676,890

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The significant unobservable inputs used in the measurement of fair value of derivative liability as of June 30, 2025 are as follows:

	As of June 30, 2025
	First Promissory Note Agreement (Maturity Date: June 26, 2026）	Second Promissory Note Agreement – First Installment (Maturity Date: September 26, 2025)	Second Promissory Note Agreement – Second Installment (Maturity Date: December 26, 2025)
Expected term (in years)	0.99	0.24	0.49
Volatility	43.30%	48.09%	41.68%
Risk-free interest rate	3.94%	4.09%	4.08%
Dividend yield	-	-	-

Fair value measurement on a non-recurring basis

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(ac)	Commitments and contingencies

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

(ad)	Concentration and credit risk

Credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025 and 2024, the Group had cash and restricted cash of US$97,738 and US$1,984,374 substantially in financial institutions in the PRC. Each bank provides deposit insurance with the maximum limit of US$69,797 (RMB500,000) to each of the Company’s subsidiaries which has an associated account(s) in that bank. As of June 30, 2025 and 2024, US$19,491 and US$284,453 of the Group’s bank accounts are insured by the deposit insurance fund management institution that established by the People’s Bank of China. To limit the exposure to credit risk relating to deposits, the Group primarily places deposits with large financial institutions in China which management believes are of high credit quality and the Group also continually monitors their credit worthiness.

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

Concentration risks

Accounts receivable is typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. Refer to Note 20 for details.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ae)	Recent accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

Recently issued accounting pronouncements adopted

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Group has adopted ASU 2023-01 from July 1, 2024. The Group evaluates that the impact of adoption of this ASU is immaterial to consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group has adopted ASU 2023-07 from July 1, 2024. The Group evaluates that the impact of adoption of this ASU and has amended disclosure to segment reporting for single reportable segment in the consolidated financial statements.

Recently issued accounting pronouncements issued but not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. This ASU will result in the additional disclosures required to be included in the Group’s consolidated financial statements, once adopted.

In November 2024, the FASB has released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

3.	GOING CONCERN

The Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The Group has incurred losses and negative operating cash flows since its inception. The Group incurred net losses of US$13,065,903, US$5,980,776 and US$6,618,209 for the years ended June 30, 2025, 2024 and 2023, respectively. Net cash used in operating activities were US$5,894,330, US$6,223,797 and US$4,892,650 for the years ended June 30, 2025, 2024 and 2023, respectively. The accumulated deficit amounted to US$40,217,153 and US$27,273,366 as of June 30, 2025 and 2024, respectively. As of June 30, 2025, the Group had a working capital deficit of US$20,392,779. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

The Group has funded its operations from both operational sources of cash and equity and debt financing. The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on financial institutions. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2025 and 2024, the Group had cash and restricted cash of US$97,738 and US$1,984,374, respectively. The Group plans to improve its liquidity through mitigation plans including: 1) enlarging its production to increase the cash inflow from operating activities; 2) pursuing to obtain financial support from credit facilities and equity financing, and 3) improving operating efficiency and cost reduction. There can be no assurances, however, that the current mitigation plans will be achieved or that additional funding will be available on terms acceptable to the Group, or at all. If the Group is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

The accompanying consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the consolidated financial statements. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Group’s ability to continue as a going concern exists. The consolidated financial statements do not include any adjustments related to the recoverability or classification of assets and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2025	2024
Accounts receivable	$2,661,416	$2,085,535
Less: Provision for credit losses	(80,686)	(79,535)
Accounts receivable, net	$2,580,730	$2,006,000

As of June 30, 2025, the Group has pledged accounts receivable in total of US$2,629,554 (RMB18,837,074), owned or entitled to dispose of by law as the pledged assets to provide guarantee for the short-term loan contracts of US$2,093,919 (RMB15,000,000) in the aggregate, signed with China Everbright Bank and Bank of Shanghai (Note 10).

Provisions for credit losses of nil, US$73,310 and US$6,953 were recorded for the years ended June 30, 2025, 2024 and 2023, respectively. Movement of provision for credit losses was as follows:

	For the years ended June 30,
	2025	2024	2023
Balance at beginning of the year	$79,535	$6,668	$-
Add: Provision for credit losses	-	73,310	6,953
Foreign currency translation adjustment	1,151	(443)	(285)
Balance at the end of the year	$80,686	$79,535	$6,668

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

5.	INVENTORIES

Inventories consisted of the following:

	As of June 30,
	2025	2024
Raw materials	$495,126	$548,774
Work in progress	304,049	362,789
Finished goods	214,128	755,159
Total inventories	$1,013,303	$1,666,722

Inventory write-downs of US$319,413, US$894,005 and US$161,495 were recorded in cost of revenues for the years ended June 30, 2025, 2024 and 2023, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of June 30,
	2025	2024
Loans to third parties (1)	$-	$1,409,774
Advances for services	330,820	122,987
Advances for raw materials	276,472	581,478
Deductible input VAT	362,334	424,624
Staff advances	18,901	42,050
Deposits	42,824	30,944
Loans to Finnovate Sponsor L.P. before Business Combination	-	169,844
Loans to Finnovate Acquisition Corp. before Business Combination (2)	-	200,000
Others	224,026	81,498
Gross amount	1,255,377	3,063,199
Less: Provision for credit losses	(179,540)	(206,168)
Total prepaid expenses and other current assets, net	$1,075,837	$2,857,031

(1)	Loans to third parties represents interest free loans provided to third parties. All of the loans shall be repaid within 1 year since the payment date of each loan, and were due between July 2024 and September 2025. Since July 2023, Scage International Group provided multiple non-interest-bearing loans to a couple of third-party borrowers (“the Borrowers”), who are business partners of 3A Partners Limited, an affiliate of a consultant of Finnovate. The aggregate balance was nil and US$1,409,774 as of June 30, 2025 and 2024, respectively. Before the consummation of Business Combination, the Borrowers utilized the funds to support the financial needs of Sunorange Limited, which is the general partner of the sponsor of Finnovate. The repayment obligation to the Borrowers was fully settled as of June 30, 2025.
(2)	On January 26, 2024, Scage International accepted an unsecured promissory note (the “January 2024 Promissory Note”) in the aggregate principal amount of up to US$1,500,000 from Finnovate, for the Finnovate’s working capital needs. The January 2024 Promissory Note does not bear interest and matured upon the closing of the Business Combination. As of June 30, 2025 and 2024, the Group had nil and US$200,000 outstanding under the January 2024 Promissory Note, respectively.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

The Group recognized reversal of provision for credit losses of US$29,401 for the years ended June 30, 2025, and provision for credit losses of US$207,378 and US$29,573 for the years ended June 30, 2024 and 2023, respectively. All bad debts were fully written off for the year ended June 30, 2023. Credit losses recognized for the year ended June 30, 2024 were related to the non-performance of advances for raw materials and unrecoverable receivable amounts from disposal of property. Reversal of provision for credit losses recognized for the year ended June 30, 2025 were related to recovery of other receivables for car rental. Movement of provision for credit losses was as follows:

	For the years ended June 30,
	2025	2024	2023
Balance at beginning of the year	$206,168	$-	$-
Changes in credit losses	(29,401)	207,378	29,573
Write-offs	-	-	(29,573)
Foreign currency translation adjustment	2,773	(1,210)	-
Balance at the end of the year	$179,540	$206,168	$-

7.	LONG-TERM INVESTMENTS

Long-term investments are investment in equity securities.

In October 2024, the Group subscribed for US$4,900,000 (equivalent to 4.9% of total limited partnership interests) in AK Global Investment Limited Partnership Fund (“AK Global”), which is structured under Hong Kong’s Limited Partnership Fund Ordinance and is primarily designed to achieve capital appreciation. The fund primarily invests in privately placed bonds without quotation in public markets. The investment was made in the form of limited partnership interests in AK Global. The investment is subject to a ten-year lock-up period; however, early redemption may be permitted upon presentation of a bona fide commercial rationale and with the approval of the director of the fund.

Between September 2024 and November 2024, the Group invested a total of US$15,100,000 in Matrix Investment 2 SP (“Matrix”), which is incorporated as a segregated portfolio fund and focus on achieving positive investment returns through diversified investments in asset classes including low-risk bonds and Exchange Traded Funds (“ETF”). The investment was made in the form of Class A participating shares of Matrix. The investment is subject to a ten-year lock-up period; however, early redemption may be permitted upon presentation of a bona fide commercial rationale and with the approval of the fund manager.

Both investments are accounted for as equity securities in accordance with ASC 321. Neither of the investments have a readily determinable fair value, and qualify for the NAV practical expedient. Therefore, the Group applies NAV to measure the fair value of equity securities in accordance with ASC 820. There is no indication that both investments are probable of being sold at amounts different from NAV per share. For the year ended June 30, 2025, fair value changes recognized for equity investments measured using NAV practical expedient were US$336,325.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,
	2025	2024
Vehicles	$1,300,056	$1,787,852
Machinery and equipment	526,549	476,924
Office and electronic equipment	119,005	115,029
Leasehold improvement	64,428	63,510
Software	11,525	11,361
Construction in progress	-	3,553
Subtotal	2,021,563	2,458,229
Less: accumulated depreciation of property and equipment	(1,204,471)	(1,167,822)
Less: impairment charges of property and equipment	(103,690)	(199,670)
Total property and equipment, net	$713,402	$1,090,737

Construction in progress as of June 30, 2024 mainly represents the projects relate to modification of vehicles for exhibition and promotion purposes.

Depreciation expense was US$301,159, US$542,398 and US$446,335 for the years ended June 30, 2025, 2024 and 2023, respectively.

Impairment charge was US$46,185, US$200,841 and nil for the years ended June 30, 2025, 2024 and 2023, respectively.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

9.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	As of June 30,
	2025	2024
Professional service fees	$4,435,167	$251,912
Accrued employee payroll and welfare benefits	1,998,768	1,582,587
Loan from a third party (1)	762,689	74,414
Warranty reserve	344,138	143,206
Interest payable	125,233	64,973
Rental fees payable	2,599	-
Others	96,791	47,680
Total accrued expenses and other payables	$7,765,385	$2,164,772

(1)	On April 14, 2025, the group entered into a loan agreement with a third party and borrowed US$41,878 (RMB300,000) for the closing of Business Combination in June, 2025, with a total interest of US$4,188 (RMB30,000). The loan was due on May 31, 2025.

On April 8, 2025, the group entered into a loan agreement with a third party and borrowed US$500,000 for daily operation, with a monthly interest rate of 1%. As of June 30, 2025, US$279,189 of the balance had been repaid by the Group. The remaining loan was due on May 31, 2025.

On April 5, 2025, the group entered into an interest-free loan agreement with a third party and borrowed US$500,000 the closing of Business Combination in June, 2025. The loan was due on June 5, 2025. Interest on default shall accrue at a daily rate of 0.1% on the outstanding amount after the due date.

10.	SHORT-TERM BORROWINGS

As of June 30, 2025 and 2024, the short-term bank borrowings were for working capital and capital expenditure purposes. Details of the short-term bank borrowings as of June 30, 2025 are summarized as follows:

Lender	Loan Term		Interest Rate	Guarantee	Pledged assets	Principal Amount (RMB)

China Everbright Bank	2025/1/24	2026/1/23	3.00%	Mr. Chao Gao	Accounts receivable owned or entitled to dispose of by law	7,000,000
China Everbright Bank	2024/8/14	2025/8/13	3.00%	Mr. Chao Gao	Accounts receivable owned or entitled to dispose of by law	3,000,000
Bank of China	2025/2/19	2026/2/11	3.05%	Mr. Chao Gao	Patents	10,000,000
Shanghai Pudong Development Bank	2025/4/16	2026/4/16	3.00%	Mr. Chao Gao	-	6,000,000
Shanghai Pudong Development Bank	2024/8/23	2025/8/23	3.30%	Mr. Chao Gao	-	5,000,000
China Merchants Bank	2025/4/29	2026/4/24	2.90%	Mr. Chao Gao	-	6,000,000
China Merchants Bank	2025/5/9	2026/4/24	2.90%	Mr. Chao Gao	-	4,000,000
Bank of Jiangsu	2024/9/30	2025/9/29	3.00%	Mr. Chao Gao	-	8,000,000
Bank of Nanjing	2024/12/4	2025/12/1	2.90%	Mr. Chao Gao	-	5,000,000
Bank of Nanjing	2025/1/14	2026/1/13	2.90%	Mr. Chao Gao	-	3,000,000
Bank of Nanjing	2025/6/4	2026/5/19	3.00%	Mr. Chao Gao	-	1,000,000
Bank of Communications	2025/3/21	2026/3/20	3.10%	Mr. Chao Gao	-	6,000,000
Bank of Shanghai	2025/6/13	2025/12/9	3.10%	Mr. Chao Gao	Accounts receivable owned or entitled to dispose of by law	5,000,000
Total short-term borrowings						69,000,000
Total short-term borrowings (US$)						9,632,029

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

10.	SHORT-TERM BORROWINGS (cont.)

The short-term bank borrowings as of June 30, 2025 were primarily obtained from financial institutions with interest rates ranging from 2.90% to 3.30% per annum. The short-term bank loans as of June 30, 2024 were primarily obtained from financial institutions with interest rates ranging from 3.05% to 3.75% per annum US$2,233,514 (equivalent to RMB16,000,000) of the balance that were due as of the date the financial statement issued have been repaid by the Group subsequently.

Interest expense was US$284,016, US$222,628 and US$91,890 of short-term bank borrowings for the years ended June 30, 2025, 2024 and 2023, respectively. The weighted average interest rates of short-term bank borrowings outstanding were 3.20% and 3.60% per annum as of June 30, 2025 and 2024, respectively.

11.	LEASES

The Group has entered into various non-cancellable operating lease agreements for certain offices, factories and warehouses which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee. The Group does not have any sales-type or direct financing leases for the years ended June 30, 2025, 2024 and 2023.

The balances for the operating leases are presented as follows within the consolidated balance sheets:

	As of June 30,
	2025	2024
Right-of-use assets	$126,173	$283,607

Lease liabilities – current	131,141	167,592
Lease liabilities – non-current	-	86,758
Total operating lease liabilities	$131,141	$254,350

The operating lease expense is recognized as cost of sales, selling, general and administrative expenses and research and development expenses.

	For the years ended June 30,
	2025	2024	2023
Operating leases expense excluding short-term lease expense	$168,408	$226,840	$256,008
Short-term lease expense	127,311	35,900	156,717
Total	$295,719	$262,740	$412,725

Supplemental information related to operating lease was as follows:

	For the years ended June 30,
	2025	2024	2023
Weighted-average remaining lease term	0.8	1.8	2.5
Weighted-average discount rate	4.65%	4.65%	4.60%
Cash paid for amounts included in the measurement of lease liabilities	$139,253	$217,619	$275,890

There was no addition of operating lease assets for the years ended June 30, 2025, 2024 and 2023.

As of June 30, 2025, the maturities of the Group’s operating lease liabilities are as follows:

For the year ending June 30,	Amount
2026	$132,168
Total minimum lease payment	132,168
Less: interest	(1,027)
Present value of lease obligation	$131,141

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

12.	CONVERTIBLE DEBTS

The balance of convertible debts as of June 30, 2025 and 2024 consisted of the following:

	As of June 30,
	2025	2024
Debt from Shenzhen Deju	$885,728	$873,101
Debt from Early Bird Capital, Inc.	1,525,825	-
Less: Debt issuance costs	-	(1,098)
Total convertible debt, current	$2,411,553	$872,003

Debt from Shenzhen Deju

In December 2021, the Group entered into a debt agreement with Shenzhen Deju Brothers No.2 Enterprise Management Partnership (“Shenzhen Deju”), pursuant to which Shenzhen Deju would provide US$885,728 (RMB6,345,000) of debt which can be converted into 755,383 shares of Series A Convertible Redeemable Preferred Shares (defined below) at US$1.18 per share in the form of warrant at Shenzhen Deju’s request. The warrant in nature is a conversion option of the debt, which can be exercised once Shenzhen Deju completes the foreign exchange registration procedures for Overseas Direct Investment (“ODI”) under State Administration for Foreign Exchange (“SAFE”) requirements. The debt must be repaid by the Group to Shenzhen Deju in full either in cash or in certain amount of Series A Convertible Redeemable Preferred Shares converted at US$1.18 per share upon maturity date. The Group received US$885,728 (RMB6,345,000) cash in January 2022.

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

On August 30, 2023, the Group signed the second settlement agreement with Shenzhen Deju, which extended the maturity date to June 30, 2024, on the assumption that the Group would get listed by June 30, 2024. On July 3, 2024, the Group signed the third settlement agreement with Shenzhen Deju, which extended the maturity date to August 31, 2024, on the assumption that the Group would get listed by August 31, 2024. On August 27, 2024, the Group signed the fourth settlement agreement with Shenzhen Deju, which extended the maturity date to September 30, 2024. On October 2, 2024, the Group signed the fifth settlement agreement with Shenzhen Deju, which extended the maturity date to October 31, 2024. On March 25, 2025, the Group signed the sixth settlement agreement with Shenzhen Deju, which extended the maturity date to April 30, 2025. On April 24, 2025, the Group signed the seventh settlement agreement with Shenzhen Deju, which extended the maturity date to May 30, 2025. On May 31, 2025, the Group signed the eighth settlement agreement with Shenzhen Deju, which extended the maturity date to June 30, 2025. On August 22, 2025, Shenzhen Deju exercised the conversion option and the debt from Shenzhen Deju is converted into 365,673 ordinary shares of the Company, which is equivalent to 755,383 shares of Series A Convertible Redeemable Preferred Shares of Scage International prior to the Business Combination.

Accounting for the debt with a conversion option in the form of warrant

The Group determined that the above warrant issued to Shenzhen Deju is not freestanding financial instruments, which in nature is a conversion option of the debt, as the debt must be repaid by the Group to Shenzhen Deju in full either in cash or in certain amount of Series A Convertible Redeemable Preferred Shares converted at US$1.18 per share upon maturity date. The combined instruments issued to Shenzhen Deju is substantially equivalent to convertible debt. The convertible debt from Shenzhen Deju does not meet the net settlement criterion pursuant to ASC 815-10-15-99. Therefore, the embedded conversion option is not a derivative instrument under ASC 815, neither shall be separated from the host debt.

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

The unamortized debt issuance costs of nil and US$1,098 were presented as a direct deduction from the principal amount of the convertible debt in the consolidated balance sheets as of June 30, 2025 and 2024.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

12.	CONVERTIBLE DEBTS (cont.)

Debt from Early Bird Capital, Inc. (“EBC”)

On June 26, 2025, the Company entered into two Promissory Note Agreements with EarlyBirdCapital, Inc. (the “Lender”) for a total amount of $2,518,750, in order to convert the overdue service fees payable to the Lender into two convertible debts.

For the first Promissory Note Agreement, the principal balance of $1,509,375 together with all interest accrued at 8% per annum shall be due and payable on June 26, 2026 (“Maturity Date”). Prior to or on the Maturity Date, the Lender may, in its discretion, convert all or part of the principal and/or accrued interest into the ordinary shares of the Company (the “Conversion Shares”) at the conversion price equal to the lesser of (a) 90% of the volume weighted average price per ordinary share of the Company for the five trading days immediately prior to written notice of conversion sent by Lender and (b) $10.00 per share.

For the second Promissory Note Agreement, the principal balance of $1,009,375 shall be due and payable in two equal installments on September 26, 2025 and December 26, 2025 (each such date, a “Maturity Date”), together with all interest accrued at 8% per annum. Prior to or on the Maturity Date, the Lender may, in its discretion, convert all or part of the principal and/or accrued interest into the ordinary shares of the Company (the “Conversion Shares”) at the conversion price equal to the lesser of (a) 90% of the volume weighted average price per ordinary share of the Company for the five trading days immediately prior to written notice of conversion sent by Lender and (b) $10.00 per share. Additionally, 1,000,000 ordinary shares of the Company held by Kunshan Taimingtang Investment Center Limited Partnership (“Pledging Shareholder”), were pledged as collateral to guarantee the repayment obligation of the Company under this note. The guarantee is a limited guarantee, and the Lender’s sole recourse against the Pledging Shareholder is to exercise its rights against the 1,000,000 pledged shares. The pledging shareholder has no personal liability for the guaranteed obligations beyond the value of this collateral.

If the Promissory Notes Agreements are not repaid on the Maturity Date or such earlier date as to which the repayment obligation may be accelerated pursuant to the agreement terms, the rate of interest applicable to the remaining unpaid principal amount shall be adjusted to 15% per annum from the Maturity Date (or such earlier date if the obligation to repay the Promissory Note is accelerated) until the date of repayment. As of the issuance date of this consolidated financial statement, the Group was in default of the first installment of the second Promissory Note Agreement. Accordingly, the unpaid principal amount of $1,009,375 is subject to the adjusted annual interest rate of 15%, which accrues from September 26, 2025 until the date of full repayment.

Accounting for the debt with a conversion option in the scope of ASC 815

The Group determined that embedded conversion option in the two Promissory Notes issued to Early Bird Capital, Inc. is not a freestanding instrument, as the debt (principal plus interests accrued) must be repaid by the Group to EBC in full either in cash or in a variable number of shares, at a price per share is the lesser of (a) 90% of the volume-weighted average price (VWAP) for the five trading days prior to the conversion notice, or (b) $10.00 per share, upon maturity date. The combined hybrid instruments issued to EBC is substantially equivalent to convertible debt.

The Group has not elected the fair value option for these instruments. The embedded conversion options within both Promissory Notes must be bifurcated from their host debt contracts and accounted for separately as derivative liabilities. This accounting treatment is required under ASC 815 because: (1) the economic characteristics and risks of the equity-based conversion options are not considered clearly and closely related to the economic characteristics of the host debt instruments; (2) the hybrid instrument is not remeasured at fair value with changes in fair value reported in earnings as they occur; and (3) the conversion option itself as a separate instrument meets the definition of a derivative instrument under ASC 815-10-15-83.

At contract inception, the fair value of the bifurcated conversion options is recognized as a derivative liability, and the remaining face value of the Promissory Notes are allocated to the host debt. This allocation creates a debt discount, which is the difference between the face value of the Promissory Notes and the amount allocated to the host debt. At each subsequent reporting date, the derivative liability is remeasured to its fair value, with any changes in fair value recognized in earnings. The host debt is accounted for at amortized cost using the effective interest method. The debt discount is amortized as interest expense over the respective lives of the Promissory Notes.

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Group completed several rounds of equity financing as follows:

Series Angel

In December 2020, two investors (“Series Angel Investors”) and the Group entered into Series Angel convertible redeemable preferred shares of Scage International (“Series Angel Convertible Redeemable Preferred Shares”) investment agreement, with the aggregate investment amount of US$2,652,066 (RMB17,250,000) at US$0.19 per share for 13,613,762 shares in aggregate.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Series Pre-A

In April 2021, six investors and the Group entered into Series Pre-A convertible redeemable preferred shares of Scage International (“Series Pre-A Convertible Redeemable Preferred Shares”) investment agreement, with the aggregate investment amount of US$5,903,423 (RMB38,000,000) at US$0.47 per share for 12,495,712 shares in aggregate. In June 2021, the Group, one of six investors and a new investor signed the transfer of shareholding agreements, where one of the six investors transferred a portion of its investment, 1,308,732 shares (equivalent to the investment amount of US$608,705 (RMB4,000,000) to the new investor (seven investors collectively “Series Pre-A Investors”). This is considered as equity transaction between the former shareholder and the new investor; no accounting impact to the consolidated financial statement of the Group as a result of such transaction. During the year ended June 30, 2023, the Group received proceeds of US$77,634 (RMB520,000) from Series Pre-A Convertible Redeemable Preferred Shares, and since then all the receivables for Series Pre-A convertible redeemable preferred shares has been collected.

Series A

In September 2022, the Group entered into Series A convertible redeemable preferred shares of Scage International (“Series A Convertible Redeemable Preferred Shares”) investment agreement with Gongqingcheng Lanyan and three new investors (“Series A Investors”), with the aggregate investment amount of US$6,010,445 (RMB42,690,000) at US$1.18 per share for 5,082,112 shares, and US$716,947 (RMB5,100,000) out of this total investment amount was provided by Gongqingcheng Lanyan through conversion of the debt of US$716,947 (RMB5,100,000) from Gongqingcheng Lanyan. During the years ended June 30, 2024 and 2023, the Group received proceeds of US$889,816 (RMB6,345,000) and US$4,398,320 (RMB31,000,000) from Series A Convertible Redeemable Preferred Shares investors, and the receipt of this proceed reduced the balance of receivables for Series A Convertible Redeemable Preferred Shares.

As of June 30, 2025 and 2024, the above issued convertible redeemable preferred shares (“Convertible Redeemable Preferred Shares”) in the consolidated balance sheets were stated at the redemption value, net of the unreceived investment amount of US$746,133 and US$735,496, respectively. Receivables for convertible redeemable preferred shares as of June 30, 2025 represent investment from one Series A Investors who signed investment agreements in September 2022, for which the corresponding 755,383 Series A Convertible Redeemable Preferred Shares have been issued.

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the years ended June 30, 2025, 2024 and 2023:

Mezzanine Equity	Series Angel Convertible Redeemable Preferred Shares	Series Pre-A Convertible Redeemable Preferred Shares	Series A Convertible Redeemable Preferred Shares	Total
Balance as of June 30, 2022	$3,863,036	$8,432,242	$-	$12,295,278
Conversion of convertible debt to Series A Convertible Redeemable Preferred Shares	-	-	716,947	716,947
Proceeds from Series Pre-A Convertible Redeemable Preferred Shares	-	77,634	-	77,634
Issuance of convertible redeemable preferred shares	-	-	5,293,498	5,293,498
Receivable of Series A convertible redeemable preferred shares	-	-	(1,612,125)	(1,612,125)
Accretion to redemption value of convertible redeemable preferred shares	-	-	3,177,059	3,177,059
Issuance costs	-	-	(105,371)	(105,371)
Foreign exchange adjustment	(294,710)	$(649,217)	$(251,302)	(1,195,229)
Balance as of June 30, 2023	$3,568,326	$7,860,659	$7,218,706	$18,647,691
Proceeds from Series A Convertible Redeemable Preferred Shares	-	-	889,816	889,816
Foreign exchange adjustment	(7,808)	$(17,198)	$(32,509)	(57,515)
Balance as of June 30, 2024	$3,560,518	$7,843,461	$8,076,013	$19,479,992
Conversion into ordinary shares of the Company upon consummation of the Business Combination	(3,607,730)	(7,947,463)	(8,183,098)	(19,738,291)
Foreign exchange adjustment	47,212	$104,002	$107,085	258,299
Balance as of June 30, 2025	$-	$-	$-	$-

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

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

Qualified IPO is defined as a firm commitment underwritten public offering of the shares of Scage International in a PRC or international stock exchange (including Shanghai Stock Exchange, Shenzhen Stock Exchange, Beijing Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange (NYSE) and NASDAQ Stock Exchange.

Redemption

Upon the occurrence of any of following circumstances (“Redemption Triggering Event”):

(a)	prior to December 31, 2025 (or such later date as agreed), Scage International Group (i) fails to complete a qualified IPO; (ii) a security regulatory authority (including but not limited to the securities regulatory commission, the stock exchange, etc.) decides not to approve the initial public offering of Scage International Group or Scage International Group withdraws such application; or (iii) the occurrence of a substantial obstacle to the consummation of the Qualified IPO that the certified accountants appointed by Scage International Group are unable to issue an unqualified audit report;

(b)	any material breach of representation, warranties, obligation or agreement as set forth in the Shareholder Agreement, the Share Purchase Agreement and the Memorandum and Articles by any of the Mr. Chao Gao and his holding companies (collectively, the “Founder Parties”), which results in a substantial loss to Scage International Group and/or the shareholders of ordinary shares and convertible redeemable preferred shares (collectively, “Investor”);

(c)	material integrity issue of the Founder Parties or any employees or member of the senior management directly or indirectly hold any shares of Scage International Group, including the existence of off-book income of Scage International Group beyond the acknowledgement of the Investor, the material internal control leak of the Group Companies which is intentionally caused by the Founder Parties, the occurrence of which has or will result in substantial loss of Scage International Group and/or the Investor;

(d)	the redemption of shares of other shareholders of Scage International by Scage International Group or the Founder Parties;

(e)	the Founder Parties no longer devote major of their attention to the operation of the Group Companies, including the resignation from the Group Companies, being appointed by other companies engaging in a business which in competition with the Business of the Group Companies, or participant, operate or invest in the companies which are in competition with the Group Company (other than the circumstance that the Investor have already known and approved);

(f)	other circumstances result in the change of the ultimate controlling shareholder of Scage International Group;

(g)	the main business of the Group is forbidden by applicable laws and regulations, or the alter of main business without approval of Investors;

(h)	any unclear, lost, infringement of third parties’ legal rights arising out of or relating to the core techniques and intellectual property which results in a material or substantial loss to Scage International Group;

(i)	unless otherwise agreed by the Investors, the dismission or breach of the undertake of full-time work or the non-competition agreement over half of the key employees.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

13.	CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

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

Liquidation Preference

In the event of any liquidation events of Scage International, the investor shall have the right to require Scage International, after the payment of remuneration and welfare of employee, tax, and unpaid debt, to pay the liquidation amount to the Investor prior to founder party and any other ordinary shareholders of Scage International. Liquidation events include: (i) the dissolution, insolvency, winding up, or liquidation of Scage International under applicable laws and regulations; (ii) any merger or acquisition of Scage International, in which all shareholders then together hold less than 50% equity interest in Scage International or the survival entity; (iii) any substantial sale of all or major assets of Company, or any substantial sale or exclusive license of all intellectual property of Scage International.

The liquidation preference is exercised in the sequence of Series A Preferred Shares, Series Pre-A Preferred Shares, and Series Angel Preferred Shares. Upon the occurrence of liquidation events, the holders of Preferred Share shall be entitled to receive the liquidation amount (“Liquidation Amount”) equal to 100% of the original purchase price of Convertible Redeemable Preferred Shares, plus the annual interest of 12% of the original purchase price and plus all declared but unpaid dividends on each Preferred Share. If the assets of Scage International are insufficient to make payment of the 100% investment amounts to the holders of convertible redeemable preferred shares, the holders of Convertible Redeemable Preferred Shares are entitled to the amounts ratably in proportion to the full amount to which the holders are entitled. After the full payment of the Liquidation Amount as defined above, the remaining assets and the proceeds available for distribution shall be distributed among all shareholders of Scage International Group pro rata to their then share proportion at the time of the liquidation.

Dividends

Each holder of a Preferred Share shall be entitled to receive dividends, in pari passu with each holder of any other class or series of Shares of Scage International. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative. No dividend was declared or accrued for the years ended June 30, 2025, 2024 and 2023.

Voting Rights

The holder of a Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Convertible Redeemable Preferred Shares are convertible immediately after the close of business on the record date of the determination of Scage International Group’s members entitled to vote. Each series of Convertible Redeemable Preferred Shares are allowed to vote separately with respect to any matters.

Accounting for the Convertible Redeemable Preferred Shares

Before the consummation of the Business Combination, the issued and outstanding convertible redeemable preferred shares were classified as mezzanine equity as these Convertible Redeemable Preferred Shares are contingently redeemable upon the occurrence of an event not solely within the control of the Group. Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. In addition, the Group adjusts changes in the redemption value of the convertible redeemable preferred shares based on the 150% of the original purchase price of each series of Convertible Redeemable Preferred Shares, as defined in the Redemption Value. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Conversion of Convertible Redeemable Preferred Shares into Ordinary Shares of the Company

Upon consummation of the Business Combination, all the issued and outstanding convertible redeemable preferred shares from Series Angel, Series Pre-A, and Series A were automatically converted into an aggregate of 15,099,551 ordinary shares of the Company.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

14.	REDEEMABLE NON-CONTROLLING INTERESTS

On January 23, 2024, Beijing Scage Future Automobile Co., Ltd. (“Beijing Scage Future”), entered into a shareholder agreement (“Shareholder Agreement”) with Qingdao Guodao Yinsheng No. 3 Venture Capital Fund Partnership (L.P.) (“Guodao”), in which Guodao agreed to pay US$4,225,412 (RMB30,000,000) for 6% equity interests of Beijing Scage Future. On April 2, 2024, Beijing Scage Future received US$2,765,487 (RMB20,000,000) from Guodao. On May 20, 2024, the Industrial and Commercial Registration process for the transfer of the 4% equity interests, corresponding to the investment amount received, has been completed, and thereafter, Guodao has become a non-controlling interest shareholder of Beijing Scage Future. The investment from Guodao is also subject to the below redemption terms:

Redemption right

Within two years from the Shareholder Agreement and related documents being legally signed, Guodao has the right to choose whether to redeem the investment in either one of the redemption mechanisms as stated below.

Redemption Mechanisms

(a)	Cash Redemption: When Guodao exercises its redemption right, Beijing Scage Future and/or the founder of Beijing Scage Future, Mr. Gao Chao (the “Founder”), shall repurchase the corresponding equity interests invested by Guodao in cash. The redemption price consists of two portions: (A) Beijing Scage Future is responsible for the principal of the initial investment with 15% of simple interest per annum accrued started from the remittance date; (B) the Founder is responsible for the percentage of equity interests (i.e. 4%) that Guodao invested in the equity value of Beijing Scage Future minus the redemption amount that the Group is responsible for. The equity value of Beijing Scage Future shall be no less than RMB833 million at the time of redemption. The redemption period is within two years from the Shareholder Agreement was signed, i.e. from January 24, 2024 to January 23, 2026.

(b)	Share Swap to Equity Interest in Scage International: Guodao would first request Beijing Scage Future to return the investment in full, and then Guodao will reinvest in Scage International to obtain certain percentage of equity interest in Scage International in the form of outbound direct investment (ODI). The percentage of equity interest to be obtained and the entity value of Scage International will be negotiated by both parties at the time of redemption.

For initial recognition, on the date the Group received cash investment, the Group initially recorded the carrying amount at cash consideration. In determining subsequent measurement, the Group first attributed noncontrolling interest share of the Beijing Scage Future’s net loss pursuant to ASC 810-10, then adjust the noncontrolling interest to the maximum redemption amount (if higher) according to ASC 480-10-S99-3A. The Group recognized the maximum redemption amount including responsibilities of both the Group and the Founder as Guodao can enforce payment of the full obligation against the Beijing Scage Future according to the Shareholder Agreement.

Mezzanine Equity – Redeemable Non-controlling Interests	Redeemable Non-controlling Interests
Balance as of June 30, 2023	$-
Contribution from redeemable non-controlling interests	2,765,487
Attribution of net loss	(7,738)
Accretion of redeemable non-controlling interests	1,851,388
Foreign exchange adjustment	(24,153)
Balance as of June 30, 2024	4,584,984
Attribution of net loss	(421)
Foreign exchange adjustment	66,730
Balance as of June 30, 2025	$4,651,293

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

15.	ORDINARY SHARES

The Company is authorized to issue a maximum of 500,000,000 ordinary shares with par value of $0.0001.

Outstanding Ordinary Shares Issued to Finnovate

Immediately before consummation of the Business Combination, Finnovate had 4,561,585 Class A ordinary shares issued and outstanding (including 99,085 issued in the initial public offering of Finnovate (“Public Shares”), 4,312,500 issued to Finnovate’s sponsor (“Sponsor Shares”), and 150,000 issued to EarlyBirdCapital, Inc. (“EBC Founder Shares”)), which were cancelled and converted into 4,561,585 ordinary shares of the Company upon consummation of the Business Combination.

Outstanding Ordinary Shares Issued to Scage International

Historically, Scage International’s authorized share capital is US$50,000 divided into 5,000,000,000 shares consisting of: (i) 4,968,808,414 are designated as ordinary shares with a par value of US$0.00001 each, and 104,766,463 ordinary shares were issued and outstanding as of June 30, 2024; (ii) 13,613,762 designated as Series Angel Convertible Redeemable Preferred Shares with a par value of US$0.00001 each; (iii) 12,495,712 designated as Series Pre-A Convertible Redeemable Preferred Shares with a par value of US$0.00001 each; and (iv) 5,082,112 designated as Series A Convertible Redeemable Preferred Shares with a par value of US$0.00001 each.

On August 23, 2024, a Subscription Agreement (“Subscription Agreement of MOUETTE”) was entered into between Scage International and MOUETTE CAPITAL COMPANY LTD. (“MOUETTE”), in which MOUETTE promises to subscribe 1,721,171 ordinary shares with par value US$0.00001 per share in the capital of Scage International, at a purchase price of US$5.81 per share, for an aggregate purchase price of US$10,000,000 (“Subscription Amount of MOUETTE”).

On October 20, 2024, another Subscription Agreement (“Subscription Agreement of MOUETTE”) was entered into between Scage International and MOUETTE CAPITAL COMPANY LTD. (“MOUETTE”), in which MOUETTE promises to subscribe another 1,721,171 ordinary shares with par value US$0.00001 per share in the capital of Scage International, at a purchase price of US$5.81 per share, for an aggregate purchase price of US$10,000,000 (“Subscription Amount of MOUETTE”).

Scage International Group received all US$20,000,000 investment funds and issued 3,442,342 ordinary shares upon receiving the full subscription amount from MOUETTE on November 19, 2024.

Immediately before the consummation of the Business Combination, Scage International Group had 108,208,805 issued and outstanding ordinary shares and 31,191,586 issued and outstanding convertible redeemable preferred shares (including 13,613,762 Series Angel Convertible Redeemable Preferred Shares, 12,495,712 Series Pre-A Convertible Redeemable Preferred Shares, and 5,082,112 Series A Convertible Redeemable Preferred Shares), which were cancelled and converted at an exchange ratio of approximately 1:0.4841 into an aggregate of 67,482,407 ordinary shares of the Company upon consummation of the Business Combination.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

15.	ORDINARY SHARES (cont.)

Reverse Recapitalization

The number of ordinary shares issued immediately following the consummation of the Reverse Recapitalization were as follows:

Number of Shares
Scage International’s ordinary shares issued and outstanding as of June 30, 2024	104,766,463
Scage International’s ordinary shares issued to a PIPE investor on November 19, 2024	3,442,342
Scage International’s ordinary shares issued and outstanding prior to the Reverse Recapitalization	108,208,805
Scage International’s convertible redeemable preferred shares issued and outstanding as of June 30, 2024	31,191,586
Scage International’s convertible redeemable preferred shares issued and outstanding prior to the Reverse Recapitalization	31,191,586

Conversion of Scage International’s ordinary shares (1)	52,382,856
Conversion of Scage International’s convertible redeemable preferred shares (1)	15,099,551
Conversion of Finnovate’s Public Shares (2)	99,085
Conversion of Finnovate’s Sponsor Shares (2)	4,312,500
Conversion of Finnovate’s EBC Founder Shares (2)	150,000
Shares issued to a capital market advisor	200,000
Total number of ordinary shares as of closing of the Reverse Recapitalization	72,243,992

(1)	On the Closing Date, Scage International converted its (i) 108,208,805 issued and outstanding ordinary shares; and (ii) 31,191,586 convertible redeemable preferred shares, issued and outstanding immediately prior to the Reverse Recapitalization into 52,382,856 and 15,099,551 ordinary shares of the Company, respectively, based on the approximately exchange ratio of approximately 1:0.4841.
(2)	On the Closing Date, Finnovate converted its issued and outstanding (i) 99,085 Public Shares after redemption, (ii) 4,312,500 Sponsor Shares, and (iii) 150,000 EBC Founder Shares into 4,561,585 ordinary shares of the Company.

Since the Reverse Recapitalization was treated as the equivalent of Scage International Group issuing shares for the net assets of Finnovate, accompanied by a recapitalization, and Scage International Group is determined as the accounting acquirer in the Business Combination, the historical financial statements of Scage International Group became the Company’s historical financial statements, with retrospective adjustments on equity structure to give effect to the Reverse Recapitalization. Hence, there were 72,243,992 and 50,716,451 ordinary shares issued and outstanding as of June 30, 2025 and 2024, respectively, after retrospective adjustments.

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

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for the years ended June 30, 2025, 2024 and 2023.

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

According to Caishui [2019] No.13, [2021] No.12, announcement of the Ministry of Finance and the State Taxation Administration, and [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, small, low profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million (US$418,784), (ii) no more than 300 employees, and (iii) total assets of no more than RMB50 million (US$6,979,731).

According to [2021] No.8, announcement of the State Taxation Administration, which became effective on January 1, 2021 and until to December 31, 2022, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$139,595) is subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2022] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2022 and until to December 31, 2024, small, low profit enterprises whose annual taxable income exceed RMB1 million (US$139,595) but no more than RMB3 million (US$418,784) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.06, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on January 1, 2023 and until to December 31, 2024, small, low profit enterprises whose annual taxable income is no more than RMB1 million (US$139,595) is subject to the preferential income tax rate of 5% (only 25%% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to [2023] No.12, announcement of the Ministry of Finance and the State Taxation Administration, which became effective on August 2, 2023 and until to December 31, 2027, small, low profit enterprises is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the years ended June 30, 2025, 2024 and 2023, some PRC subsidiaries are qualified small, low profit enterprises as defined, and thus are eligible for the above preferential tax rates for small, low profit enterprises.

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

The income tax provision consists of the following components:

For the years ended June 30,
	2025	2024	2023
Current income tax expense	$-	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$-	$-	$-

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

16.	TAXATION (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended June 30,
	2025	2024	2023
Loss before income tax expense	$13,065,903	$5,980,776	$6,618,209
Income tax expense at the PRC statutory rate of 25%	3,266,475	1,495,193	1,654,553
Impact of different tax rates in other jurisdictions	(1,222,580)	(155,074)	-
Effect of preferential tax rate(a)	(925,755)	(715,782)	(712,507)
Tax effect of entertainment expense	(163,943)	(191,237)	(200,297)
Tax effect of welfare expense	-	-	(181)
Tax effect of R&D expense additional deduction	317,569	337,007	270,598
Tax effect of non-deductible expenses	-	-	(142,177)
Tax effect of true-up on NOL	(329,487)	(80,363)	-
Change in valuation allowance	(942,279)	(689,744)	(869,989)
Income tax expense	$-	$-	$-

(a)	The Group’s subsidiary Scage Nanjing is subject to a favorable tax rate of 15% as a “High and New Technology Enterprise” (“HNTE”), all the Group’s other subsidiaries are subject to a favorable tax rate of 5% or 5% as small, low-profit enterprises. For the years ended June 30, 2025, 2024 and 2023, per share effect of preferential tax were (US$0.01), (US$0.01) and (US$0.01), respectively.

As of June 30, 2025 and 2024, the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of June 30,
	2025	2024
Deferred tax assets:
Net operating loss carry-forwards	$2,915,140	$2,107,134
Excess advertising expense	2	2
Allowance for credit losses	34,390	36,061
Inventory write-downs	242,646	191,624
Impairment of long-lived assets	13,992	17,038
Accrued expenses	201,770	81,123
Operating lease liabilities	19,672	38,152
Net-off with deferred tax liabilities	(29,907)	(57,288)
Total deferred tax assets	3,397,705	2,413,846
Less: Valuation allowance	(3,397,705)	(2,413,846)
Total deferred tax assets, net	$-	$-

	As of June 30,
	2025	2024
Deferred tax liabilities:
Accelerated depreciation of fixed assets	$(1,544)	$(4,557)
Fixed assets cost adjustment arise from internal transactions	(9,437)	(10,190)
Right-of-use assets	(18,926)	(42,541)
Net-off with deferred tax assets	29,907	57,288
Total deferred tax assets, net	$-	$-

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

16.	TAXATION (cont.)

Changes in valuation allowance are as follows:

	For the years ended June 30,
	2025	2024	2023
Balance at the beginning of the period	$2,413,846	$1,731,915	$968,543
Additions	973,201	714,889	917,786
Utilization	(30,922)	(25,145)	(47,797)
Effect of change of preferential tax rate	-	-	3,121
Foreign exchange effect	41,580	(7,813)	(109,738)
Balance at the end of the period	$3,397,705	$2,413,846	$1,731,915

According to PRC tax regulations, the PRC enterprise net operating loss can generally be carried forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no longer than ten years, starting from the year subsequent to the year in which the loss was incurred. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. As of June 30, 2025 and 2024, the Group had net operating loss carryforwards of US$21,406,430 and US$15,565,700, respectively, which arose from the Group’s subsidiaries established in the PRC. As of June 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2035, if not utilized.

As of June 30, 2025 and 2024, the Group did not recognize any net deferred tax assets, as the Group has provided a valuation allowance of US$3,397,705 and US$2,413,846, respectively, for which it has concluded that it is more likely than not that these net operating losses would not be utilized in the future due to the Group’s history of losses.

Uncertain Tax Position

As of June 30, 2025 and 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2025, 2024 and 2023, the Group did not incur any interest and penalties related to potential underpaid income tax expense. In general, the PRC tax authority has up to five years to conduct examinations of the Group’s tax filings. As of June 30, 2025, tax years from 2020 through 2024 for the Group’s affiliated entities in the PRC remain open for statutory examination by the PRC tax authorities.

17.	SHARE-BASED COMPENSATION

Currently, the Group does not maintain any recurring stock-based incentive program, except for the one-off share-based payment to an external capital market advisor in June, 2025. This one-off share-based payment relates to 200,000 ordinary shares issued to J.V.B. Financial Group, LLC, as an advisory fee for services provided during the closing of Business Combination. These shares were granted on June 30, 2025, following the consummation of the Business Combination on June 27, 2025, and were fully vested on the grant date. The fair value of the ordinary shares granted was the closing prices prevailing on the grant date. The Group recognized share-based compensation expenses of US$1,800,000, nil and nil for the years ended June 30, 2025, 2024 and 2023, respectively.

18.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended June 30,
	2025	2024	2023
Numerator:
Net loss attributable to Scage Future	$(12,943,787)	$(7,665,829)	$(9,614,387)

Denominator:
Weighted average number of ordinary shares – basic and diluted	72,243,992	50,716,451	50,716,451

Net loss per ordinary share
– Basic and diluted	$(0.18)	$(0.15)	$(0.19)

Basic and diluted net loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the years. There is no accretion for convertible redeemable preferred shares and redeemable non-controlling interests during the years. The effects of all outstanding convertible redeemable preferred shares and any shares subject to conversion from convertible debts were excluded from the computation of diluted loss per share in each of the applicable periods as their effects would be anti-dilutive during the respective years. For the years ended June 30, 2025, 2024 and 2023, the number of the above shares excluded in calculation were 72,243,992, 50,716,451 and 50,716,451, respectively, presented on a retrospective basis to give effect to the Reverse Recapitalization (Note 1 and Note 15).

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

19.	Warrants

On October 18, 2024, Finnovate, the Company and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Agent”) entered into the Assignment, Assumption and Amendment to Warrant Agreement (the “Warrant Amendment”), which amends that certain Warrant Agreement, dated as of November 8, 2021, relating to the Finnovate warrants (the “Warrant Agreement”),

(i)	the Company assumed the obligations of Finnovate under the Warrant Agreement, such that, among other things, the Company was added as a party thereto; and

(ii)	references to Finnovate Class A ordinary shares in the Warrant Agreement means the ordinary shares of the Company.

As of June 30, 2025, there were 21,734,165 warrants outstanding (including 12,934,165 public Warrants and 8,800,000 private placement warrants, together the “Warrants”). The Warrants have the same terms as the Finnovate warrants. Each Warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share. The exercise period of public warrants and private placement warrants commenced as of the closing of the Business Combination, terminating on the earlier to occur if (i) five years after the completion of the initial business combination, and (ii) the date fixed for redemption of the Warrants. The Warrants may only be exercised for a whole number of shares and in no event will the Company be required to net cash settle any Warrant.

The Company also permits Warrant holders to exercise their Warrants on a cashless basis under the circumstances specified in the Warrant Agreement. If the ordinary shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”), the Company may, at its option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the ordinary shares of the Company equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Both the Warrants are classified as equity instruments. First, the Warrants do not meet the liability classification criteria under ASC 480, as they are not mandatorily redeemable and do not embody an obligation to transfer assets. Furthermore, under ASC 815-40, the Warrants are considered indexed to the Company’s own stock, as their exercise contingencies and settlement provisions do not preclude equity classification, and all required conditions for equity classification are met, including the ability to settle in shares and the absence of features requiring net cash settlement.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

20.	RELATED PARTY TRANSACTIONS

Nature of relationship with related parties

The following is a list of related parties, with which the Group has transactions:

No.	Name of Related Parties	Relationship
1	Mr. Chao Gao	Principal Shareholder of the Group, Chairman of the Board, and Chief Executive Officer
2	Mr. Jimin An	Director and Chief Executive Officer of subsidiaries
3	Mr. Ziqian Guan	Director
4	Mr. Yuanchi Guo	Director
5	Mr. Linfang Dong	Principal Shareholder of Scage Xinjiang
6	Nanjing Feiqizhi Logistics Technology Co., Ltd.	Shared the same Supervisor with Scage International
7	Mr. Qiang Fu	Supervisor of subsidiaries
8	Ms. Min Wu	Director of Scage Nanjing
9	Mr. Jianhua Xia	Minority Shareholder of Scage Hunan
10	Finnovate Sponsor L.P.	Sponsor of Finnovate

Related parties transaction

Significant transactions with related parties during the years ended June 30, 2025, 2024 and 2023 were as follows:

		For the years ended June 30,
Related parties	Nature	2025	2024	2023
Mr. Chao Gao	Proceeds of loans from a related party	$2,653,042	$-	$632,766
	Repayments of loan borrowed from a related party	666,255	454,645	-
Mr. Jimin An	Expenses paid on behalf of the Group by a related party	166,018	73,892	27,405
	Reimbursement to a related party for expenses paid on behalf of the Group	85,292	63,308	-
	Proceeds of loans borrowed from a related party	1,427,027	130,107	-
	Repayments of loan borrowed from a related party	1,303,661	96,888	-
	Collection of loan previously lent to a related party	-	242,530	-
Mr. Ziqian Guan	Advance to a related party for daily operation	23,564	54,209	-
	Expenses paid on behalf of the Group by a related party	116,661	180,324	44,290
	Reimbursement to a related party for expenses paid on behalf of the Group	103,429	109,805	-
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Payment for purchases to a related party	-	262,983	-
	Collection of rent from a related party	14,139	16,886	-
	Rent to a related party	-	-	16,290
	Purchase from a related party	-	262,983	1,782
Mr. Yuanchi Guo	Expenses paid on behalf of the Group by a related party	-	11,855	-
Mr. Linfang Dong	Repayments of the loan from a related party	-	-	11,505
Scage Future	Advance to related parties for daily operation before Business Combination	-	39,489	-

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

20.	RELATED PARTY TRANSACTIONS (cont.)

Related parties balance

Amounts due from related parties as of June 30, 2025 and 2024 were as follows:

		As of June 30,
Related parties	Nature	2025	2024
Due from Scage Future before Business Combination	Advances	$-	$39,489
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Lease income receivables	-	14,036
Mr. Yuanchi Guo	Advances	11,387	-
Gross amount		11,387	53,525
Less: Provision for doubtful accounts		-	(14,036)
Total amount due from related parties		$11,387	$39,489

Reversal of provisions for amount due from related parties of US$14,138 was recorded for the years ended June 30, 2025, and provisions for amount due from related parties of US$11,792 and US$2,417 were recorded for the years ended June 30, 2024 and 2023, respectively.

Amounts due to related parties as of June 30, 2025 and 2024 were as follows:

		As of June 30,
Related parties	Nature	2025	2024
Amounts due to related parties, current
Finnovate Sponsor L.P.	Payments for daily operations	$1,269,819	$-
Mr. Chao Gao (1)	Loan and interest payable	398,061	181,715
Mr. Jimin An	Loan and interest payable	209,651	43,548
Mr. Jianhua Xia	Payments for daily operations	2,513	-
Mr. Qiang fu	Payments for daily operations	2,356	872
Nanjing Feiqizhi Logistics Technology Co., Ltd.	Payables for raw materials	1,729	1,705
Mr. Yuanchi Guo	Payments for daily operations	-	789
Mr. Ziqian Guan	Payments for daily operations	-	10,258
Total amount due to related parties, current		$1,884,129	$238,887

Amounts due to a related party, non-current
Mr. Chao Gao(2)	Loan and interest payable	$2,019,233	$-
Total amount due to related parties, non-current		$2,019,233	$-

(1)	On March 15, 2020, Mr. Chao Gao signed a loan agreement with Scage International Group and lent US$15,137 (RMB110,000, “First Loan”) to Scage International Group for daily operations, with interest at a rate of 4% per annum. The loan has been fully repaid by Scage International Group on November 20, 2023. On January 4, 2023, Mr. Chao Gao signed a loan agreement with Scage International Group and agreed to lend US$605,460 (RMB4,400,000, “Second Loan”) to Scage International Group for daily operations, with interest at a rate of 4% per annum. The remaining interest-free loans that Scage International Group borrowed from Mr. Chao Gao are unsecured and due on demand of Mr. Chao Gao. US$1,122,909 of the balance has been repaid by Scage International Group as of June 30, 2025 and the amounts due to Mr. Chao Gao was US$398,061 as of June 30, 2025.

(2)	On July 15, 2024, Scage International entered into separate loan agreements (collectively, the “Original Loan Agreements”) with two creditors for principal amounts of US$1,300,000 and US$700,000, respectively. The loans had a maturity period of two years and bore an annual interest rate of 1%. On June 20, 2025, Scage International, the two original creditors, and Mr. Chao Gao executed an Assignment of Debt and Claims Agreement (the “Assignment Agreement”). Pursuant to the Assignment Agreement, the two original creditors assigned all of their rights and claims under the Original Loan Agreements to Mr. Chao Gao. Following the assignment, Mr. Chao Gao became the sole creditor with respect to the original principal amount of US$2,000,000. Scage International is now obligated to perform all corresponding payment obligations to Mr. Chao Gao. For the year ended June 30, 2025, the interest expense incurred on these loans was US$19,233.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

21.	CONCENTRATION OF CREDIT RISK

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenues.

	For the years ended June 30,
	2025	2024	2023
Percentage of the Group’s total revenues
Customer A	46.27%	*	*
Customer B	32.76%	96.77%	12.84%
Customer C	16.03%	*	*
Customer D	*	*	25.41%
Customer E	*	*	19.76%
Customer F	*	*	19.70%
Customer G	*	*	15.34%

*	represents percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2025	2024
Percentage of the Group’s accounts receivable from
Customer C	73.98%	*
Customer B	22.65%	95.64%
Customer F	*	*

*	represents percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchase:

	For the years ended June 30,
	2025	2024	2023
Percentage of the Group’s total purchase
Supplier A	44.35%	*	*
Supplier B	15.35%	51.61%	*
Supplier C	11.32%	*	*
Supplier D	10.30%	*	*
Supplier E	*	28.15%	*
Supplier F	*	*	51.40%
Supplier G	*	*	10.68%

*	represents percentage less than 10%
**	Supplier A and Customer B are the same party.

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

21.	CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of June 30,
	2025	2024
Percentage of the Group’s accounts payable to
Supplier C	71.51%	*
Supplier E	10.90%	13.56%
Supplier A	10.68%	*
Supplier H	*	19.31%
Supplier I	*	12.97%
Supplier J	*	10.13%

*	represents percentage less than 10%
**	Supplier A and Customer B are the same party.

22.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2025, the Group is not a party to any material legal or administrative proceedings.

23.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income or loss determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income or loss determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the shareholders. Paid-in capital of our subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiaries, that are included in the consolidated net assets were US$0.4 million and nil, respectively.

24.	SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to June 30, 2025, through November 12, 2025, which is the issuance date of the consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, Scage Future, has been prepared using the same accounting policies as set out in Company’s consolidated financial statements except that the parent company has used the equity method to account for its investment in its subsidiaries. The Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

The Company’s share of income and losses from its subsidiaries is reported as share of income or loss from subsidiaries in the accompanying condensed financial information of parent company.

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands. The Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Unaudited condensed balance sheets

	As of June 30,
	2025	2024
Assets
Current assets
Cash	$365	$2,665
Prepaid expenses and other current assets	-	42,700
Amounts due from related parties	15,222	229,157
Total current assets	15,587	274,522

Non-current assets
Deferred offering costs	-	50,320
Investment in subsidiaries	163,670	-
Total non-current assets	163,670	50,320
Total assets	$179,257	$324,842

Liabilities
Current liabilities
Accrued expenses and other payables	$790,617	$5,000
Accounts payable	4,930	-
Total current liabilities	795,547	5,000

Non-current liabilities
Investment deficit in subsidiaries	-	2,253,434
Total non-current liabilities	-	2,253,434
Total liabilities	795,547	2,258,434

Mezzanine equity (Aggregate liquidation preference of nil and $16,622,139 as of June 30, 2025 and 2024, respectively)
Series Angel convertible redeemable preferred shares (par value $0.0001 per share, nil and 13,613,762 shares authorized, issued and outstanding as of June 30, 2025 and 2024, respectively)	-	3,560,518
Series Pre-A convertible redeemable preferred shares (par value $0.0001 per share, nil and 12,495,712 shares authorized, issued and outstanding as of June 30, 2025 and 2024, respectively)	-	7,843,461
Series A convertible redeemable preferred shares (par value $0.0001 per share, nil and 5,082,112 shares authorized, issued and outstanding as of June 30, 2025 and 2024, respectively)	-	8,811,509
Receivables for Series A convertible redeemable preferred shares	-	(735,496)
Redeemable non-controlling interests	4,651,293	4,584,984
Total mezzanine equity	4,651,293	24,064,976

Shareholders’ deficit
Ordinary shares	7,224	5,072
Additional paid-in capital	34,042,059	-
Accumulated deficit	(40,217,153)	(27,273,366)
Accumulated other comprehensive income	900,287	1,269,726
Total Scage shareholders’ deficit	(5,267,583)	(25,998,568)
Total liabilities, mezzanine equity and shareholders’ deficit	$179,257	$324,842

SCAGE FUTURE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

25.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Unaudited condensed statements of operations and comprehensive loss

	For the years ended June 30,
	2025	2024	2023
Operating loss:
General and administrative expenses	$411,987	$(160,196)	$-
Share of loss from subsidiaries	(13,335,871)	(5,617,007)	(6,437,328)
Total operating loss	(12,923,884)	(5,777,203)	(6,437,328)

Interest expense, net	(19,903)	(37,238)	-
Total other expense, net	(19,903)	(37,238)	-

Loss before income taxes	(12,943,787)	(5,814,441)	(6,437,328)
Income tax expense	-	-	-
Net loss attributable to Scage Future	(12,943,787)	(5,814,441)	(6,437,328)
Accretion of convertible redeemable preferred shares	-	-	(3,177,059)
Accretion for redeemable NCI	-	(1,851,388)	-
Net loss attributable to Scage Future’s ordinary shareholders	(12,943,787)	(7,665,829)	(9,614,387)

Net loss attributable to Scage Future	(12,943,787)	(5,814,441)	(6,437,328)
Other comprehensive loss:
Foreign currency translation difference	(369,439)	57,032	1,162,285
Total comprehensive loss attributable to Scage Future	(13,313,226)	(5,757,409)	(5,275,043)
Accretion of convertible redeemable preferred shares	-	-	(3,177,059)
Accretion for redeemable NCI	-	(1,851,388)	-
Comprehensive loss attributable to Scage Future’s ordinary shareholders	$(13,313,226)	$(7,608,797)	$(8,452,102)

Unaudited condensed statements of cash flows

	For the years ended June 30,
	2025	2024	2023
Cash flows from operating activities:
Net loss attributable to Scage Future	$(12,943,787)	$(5,814,441)	$(6,437,328)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	12,943,787	5,814,441	6,437,328
Net cash provided by operating activities	-	-	-
Net cash used in investing activities	-	-	-
Net cash provided by financing activities	(2,300)	2,665	-
Net change in cash	(2,300)	2,665	-
Cash at beginning of period	2,665	-	-
Cash at end of period	$365	$2,665	$-